Contents

SEC Item[1]		Page No.
	Summary Overview	3
Item 3	Key Information	5
	Selected financial data	5
	Exchange rate information	8
	Risk factors	9
	Cautionary statement regarding "forward-looking statements"	15
Item 4	Information on the Company	16
	History and development of the company	16
	Organisational structure	16
	Marketing and customer service	18
	Products and services	19
	International investments	29
	Network and systems	30
	Property, plant and equipment	35
Item 4	Competition and Regulation	37
	Competition	37
	Regulation	40
Item 5	Operating and Financial Review and Prospects	55
	Application of critical accounting policies	55
	Critical accounting policies applied in our USGAAP reconciliation	58
	Changes in accounting policies	59
	Overview of key factors affecting our business and financial performance	60
	Results of operations	63
	Operating revenue	65
	International business ventures	95
	Liquidity and capital resources	98
	Contractual obligations and commercial commitments	102
	Related party transactions	105
	Research and development	107
	Segment information	107
Item 6	Directors, Management and Employees	113
	Directors	113
	Senior management	116
	Business address	117
	Compensation of directors and officers	118
	Emoluments for board members and senior executives	118
	Employees	124
Item 7	Major Shareholders and Related Parties	127
	Major shareholders	127
	Relationship with the Commonwealth of Australia	128
	Related party transactions	130
Item 9	Listing Information	131
Item 8	Legal Proceedings	133
Items 8, 10	Constitution and Documents on Display	134
	Our constitution	134
	Dividend policy	138
	Documents on display	138
Item 10	Exchange Controls and Foreign Ownership	139
Item 10	Taxation	144
	Australian taxation	144
	United States taxation	146

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[1]   *This document includes the disclosure requirements of the US Securities and Exchange Commission (SEC) and will be lodged with the SEC as our annual report on Form 20-F for fiscal 2002. This column lists the item numbers of Form 20-F included in this report.*
The following items are omitted:
Items 1, 2, 12, 15 and 16: omitted as not applicable.
Items 13 (Defaults, dividend arrearages and delinquencies): omitted as there have been no defaults, arrearages or delinquencies.
Item 14 (Material modifications to the rights of security holders and use of proceeds): omitted as there have been no material modifications.

Telstra Corporation Limited and controlled entities

Contents

SEC Item[1]		Page No.

Item 11	Quantitative and Qualitative Disclosures about Market Risk	148
	Corporate Governance and Board Practices	151
	Directors' report	157
Items 17, 18	Financial Statements	165
	Safety, Rehabilitation and Compensation Act 1998 (Cwth)	310
	Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth)	311
	Environment Protection and Biodiversity Conservation Act 1999 (Cwth)	312
	Freedom of Information	315
	Glossary	317
	Total Year Financial Summary	320

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[1] *This document includes the disclosure requirements of the US Securities and Exchange Commission (SEC) and will be lodged with the SEC as our annual report on Form 20-F for fiscal 2002. This column lists the item numbers of Form 20-F included in this report.*
The following items are omitted:
Items 1, 2, 12, 15 and 16: omitted as not applicable.
Items 13 (Defaults, dividend arrearages and delinquencies): omitted as there have been no defaults, arrearages or delinquencies.
Item 14 (Material modifications to the rights of security holders and use of proceeds): omitted as there have been no material modifications.

Summary Overview

General

We are Australia's leading telecommunications and information services company. We are one of Australia's largest corporations and have one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia.

Our fixed telephony network extends across Australia and serves virtually all Australian homes and most Australian businesses. It has optical fibre on all major traffic routes and has a fully digital switching capability that allows us to develop and deploy a full range of modern products and services. As well as our basic telephony network, we have a variety of other value enhanced delivery platforms over which we provide our services.

We are the largest mobile telecommunications provider in Australia, with global system for mobile communications (GSM) and code division multiple access (CDMA) digital networks, together covering over 97% of the population and GSM international roaming over 100 countries.

Recognising the importance of data services and the internet we continuously review our business, operations and networks to assess the changes required to enable us to compete effectively in growing data markets. We are expanding our range of data products and developing our content-based businesses, such as internet and e-commerce, pay television services and directories. We have established strengths in products such as internet access and electronic directories.

We have devoted considerable resources over recent years to upgrade and modernise our networks and systems. This programme has increased our flexibility and expanded the range of products and services that we can offer our customers in our traditional telephony markets as well as mobile telecommunications and emerging data and internet markets.

Falling prices in most product categories, market share losses driven by the effects of regulation and increased competition in a slowing market, are combining to impact growth. Ongoing cost containment is necessary while we focus on areas that may deliver long-term revenue growth. Over the last three years, we have implemented a major "next generation cost reduction" (NGCR) programme. For more information on this programme and our cost reduction efforts, see "Operating and Financial Review and Prospects".

Over the last several years, we have focused on improving our operating efficiency and on changing our corporate culture to be more commercially oriented and more customer focused. Our efforts have included:

- enhancing the efficiency of our networks, systems and processes;
- improving work practices through the adoption of the Six Sigma management tool; and
- systematically reviewing our cost structures and the way we deliver services to our customers.

Our initiatives have allowed us to achieve cost efficiencies in many areas and have resulted in a significant reduction in the number of full-time employees. For more information see "Directors, Management and Employees - Employees".

In June 2002, to complement our Asian investment strategy we acquired Pacific Century CyberWork Limited's (PCCW) 40% interest in RWC, giving us 100% ownership of Hong Kong CSL Limited (CSL) which is the second largest mobile operator in Hong Kong. For more information, see "Information on the Company - International investments".

In addition to our Asian investments, we continue to review investment opportunities that offer us substantial strategic and financial investments overseas and in Australia.

Summary Overview

Business strategy

Our vision is to be a world-class full-service integrated telecommunications company helping Australian and Asia-Pacific customers and communities prosper through their access to innovative communication services and multimedia products. To realise this vision, increase shareholder value and compete successfully, we are continuing our growth strategy focusing on three key strategic areas:

- domestic retail operations;
- applications and content; and
- international expansion.

See "Operating and Financial Review and Prospects – Overview of key factors affecting our business and financial performance".

Competitive and regulatory environment

Competition began in the national long distance and international telephone service markets in 1991 and in the mobile telephone service market in 1992. On 1 July 1997, the Commonwealth Government opened the Australian telecommunications markets to full competition by removing the limit on the number of carriers that may enter the market and substantially amending the regulations that apply to providers of telecommunications services. At 30 June 2002 there were approximately 82 licensed carriers, 700 internet service providers (ISPs) and 100 carriage service providers competing in Australia. The open competitive environment has caused us to take on a more commercially oriented and customer focused approach.

Since the introduction of competition, our share of the Australian telecommunications market revenues has gradually declined. However, the effects of this decline on our revenues have been offset in part by growth in the telecommunications market overall. We expect that these trends will continue as competition increases and demand for products and services, particularly mobile telecommunications products, data and internet, help expand the overall market. We expect that growth in the telecommunications market will be less than in previous years.

As this open market environment is still evolving, we are uncertain how future competition and regulatory decisions will affect our business. The Australian Competition and Consumer Commission (ACCC) and the Australian Communications Authority (ACA) oversee the overall regulatory framework and over the last five years have been very active in telecommunications markets. For more information on the competitive and regulatory environments in which we operate, see "Competition and Regulation".

Key Information

Selected financial data

We recommend that the following information be read in conjunction with our financial statements, the accompanying notes to our financial statements and other information included in this report.

Our selected data is from the following sources:

- financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with Australian GAAP. Where this differs in material respects from USGAAP, these differences are shown in note 30 to the financial statements; and

- statistical data represents management's best estimates.

Financial data

	2002	2002[1]	2001	2000	1999	1998
			Year ended 30 June			
			(in millions, except per share amounts)			
	A$	US$	A$	A$	A$	A$
Statement of Financial Performance Data						
Amounts in accordance with Australian GAAP:						
Revenue from ordinary activities (excluding interest revenue)[2]	20,802	11,649	22,983	20,505	18,171	17,239
Expenses from ordinary activities (excluding depreciation, amortisation and interest expense)[2], [6]	11,319	6,338	13,149	11,942	9,820	9,864
Depreciation and amortisation	3,267	1,830	2,871	2,646	2,502	2,322
Profit before income tax expense	5,446	3,050	6,297	5,349	5,320	4,468
Net profit	3,650	2,044	4,061	3,673	3,488	3,000
Net profit available to Telstra Entity shareholders	3,661	2,050	4,058	3,677	3,486	3,004
Earnings per share[3]	0.29	0.16	0.32	0.29	0.27	0.23
Earnings per ADS[3]	1.42	0.80	1.58	1.43	1.35	1.17
Dividends provided for or paid[4]	2,830	1,585	2,445	2,316	4,247	1,802
Dividends per share[3]	0.22	0.12	0.19	0.18	0.33	0.14
Dividends per ADS[3]	1.10	0.62	0.95	0.90	1.65	0.70
Amounts in accordance with USGAAP:						
Operating revenue	20,196	11,310	19,456	19,343	17,571	16,703
Net income	3,898	2,183	3,576	4,093	3,416	2,674
Basic earnings per share[3]	0.31	0.17	0.28	0.32	0.27	0.21
Basic earnings per ADS[3]	1.52	0.85	1.41	1.59	1.33	1.04
Dividends per ADS[5]	US$0.58		US$0.46	US$1.07	US$0.45	US$0.37
Statement of Financial Position Data (at year end)						
Amounts in accordance with Australian GAAP:						
Total assets	37,597	21,054	37,473	30,339	27,682	26,470
Current interest-bearing liabilities	1,866	1,045	2,604	3,316	2,265	2,935
Non-current interest-bearing liabilities	11,860	6,642	11,386	6,505	4,946	4,787
Shareholders' equity/net assets	14,106	7,899	13,722	11,602	10,294	11,079
Amounts in accordance with USGAAP:						
Total assets	42,719	23,922	42,560	34,536	31,108	29,868
Current borrowings	1,866	1,045	2,604	3,316	2,265	2,935
Non-current borrowings	12,372	6,927	11,943	6,505	4,946	4,787
Shareholders' equity/net assets	18,402	10,305	17,795	16,528	16,199	14,676

Key Information

Financial data

	2002	2002(1)	Year ended 30 June 2001	2000	1999	1998
			(in millions)			
	A$	US$	A$	A$	A$	A$
Revenue from ordinary activities (excluding interest) comprises:						
Sales revenue	**20,196**	**11,310**	18,679	19,343	17,571	16,703
Revenue from sale of assets/investments	**302**	**169**	3,303	842	330	266
Dividends revenue	**1**	**-**	16	12	13	20
Miscellaneous revenue	**303**	**170**	985	308	257	250
	20,802	**11,649**	22,983	20,505	18,171	17,239
Expenses from ordinary activities (excluding depreciation and amortisation, and interest expense) includes:						
Book value of assets/investments sold	**307**	**172**	2,164	503	308	313

(1) Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2002 of A$1.00 = US$0.56, unless otherwise stated.

(2) For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see "Operating and Financial Review and Prospects".

(3) Calculated based on 12,866,600,200 shares and, in the case of ADS calculations, based on a ratio of five shares per ADS. Basic earnings per share for each year was the same as earnings per share fully diluted.

(4) During the year ended 30 June 2002, we paid dividends of A$2,831 million (2002 interim dividend plus 2001 final dividend). During the year ended 30 June 2001, we paid dividends of A$2,316 million (2001 interim dividend plus 2000 final ordinary dividend). During the year ended 30 June 2000, we paid dividends of A$4,375 million (2000 interim dividend, 1999 final ordinary dividend plus 1999 final special dividend).

(5) Calculated based on dividends paid during the year on a ratio of five shares per ADS, in US currency based on the exchange rates applicable at each payment date.

(6) Includes our share of equity accounted net losses of associates.

Key Information

Statistical data

	Year ended 30 June		
	2002	2001	2000
Billable traffic data (in millions)			
Local calls (number of calls)	**10,799**	11,198	11,605
National long distance minutes[1]	**8,946**	8,833	9,396
Fixed-to-mobile minutes	**3,691**	3,268	3,022
International outgoing minutes[2]	**819**	739	776
International incoming minutes	**-**	747	1,033
Mobile telephone minutes[3]	**5,780**	5,277	4,372
Inbound calling product minutes	**3,458**	4,008	3,682
Network and operations data (at year end)			
Basic access lines in service (in millions)[4]			
Residential	**6.35**	6.29	6.51
Business	**2.39**	2.47	2.36
Total retail customers.	**8.74**	8.76	8.87
Domestic wholesale.	**1.27**	1.30	1.18
Total basic access lines in service.	**10.01**	10.06	10.05
FaxStream® services access lines (in thousands)[5]	**400**	413	427
ISDN access lines (basic line equivalents) (in thousands)[6]	**1,268**	1,235	1,049
Mobile services in operation (SIO) (in thousands)			
GSM	**5,346**	4,712	3,734
CDMA.	**596**	464	278
Analogue	**-**	-	80
Total mobile services in operation	**5,942**	5,176	4,092
Online subscribers (thousands)			
Narrowband subscribers	**1,108**	890	541
Broadband subscribers[7]	**168**	78	24
Total online subscribers	**1,276**	968	565
FOXTEL subscribers (thousands)			
FOXTEL cable subscribers	**487**	477	457
FOXTEL direct to home satellite subscribers	**313**	268	180
Total FOXTEL subscribers.	**800**	745	637
Value-added services (thousands)			
Mobile MessageBank® customers	**5,062**	4,258	3,170
Easycall® call waiting customers	**5,605**	5,604	5,610
Fixed line MessageBank® customers	**1,448**	1,414	1,162
Calling number display customers	**897**	785	503
Employee data			
Domestic full-time staff[8]	**40,427**	44,874	50,761
Full-time staff and equivalents[9]	**44,977**	48,317	53,055

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[1]   Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks and FaxStream® services.

Key Information

(2)   *International outgoing minutes for international settlement purposes also include minutes from mobile telephone services, ISDN and public payphones.*
(3)   *Includes all calls made from mobile telephones including long distance, international and data calls, based on calling party pays billing, excluding minutes used by Telstra internal mobile services.*
(4)   *Excludes advanced access services, such as ISDN and FaxStream® services.*
(5)   *Facsimile access product.*
(6)   *Expressed in equivalent number of clear voice channels.*
(7)   *Within Broadband, retail products include cable, satellite and ADSL, whilst wholesale products include ISP, HyperConnect and Flexstream®.*
(8)   *Includes domestic full-time staff, fixed-term contracted staff and expatriate staff working in overseas controlled entities.*
(9)   *Includes full-time , part-time and casual domestic and offshore employees, including employees of controlled entities.*

Exchange rate information

Our consolidated financial statements are shown in Australian dollars (A$) except where another currency is specified. For convenience, this report has translations of certain A$ into US dollars (US$) at an exchange rate as at 30 June 2002 of A$1.00 = US$0.56. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

The tables below show the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

- at the latest practicable date before the publication of this annual report, being 19 September 2002: A$1.00 = US$0.5510;

- the high and low exchange rates for six months preceding the date of this report:

	High	Low
March 2002	0.5336	0.5177
April 2002	0.5442	0.5270
May 2002	0.5660	0.5365
June 2002	0.5748	0.5583
July 2002	0.5688	0.5370
August 2002	0.5534	0.5280

- for the five most recent fiscal years:

Year ended 30 June	At period end	Average rate(1)	High	Low
1998	0.6208	0.6805	0.7537	0.5867
1999	0.6611	0.6248	0.6712	0.5550
2000	0.5971	0.6238	0.6703	0.5685
2001	0.5100	0.5372	0.5996	0.4828
2002	0.5628	0.5240	0.5748	0.4841

(1)   *The average of the noon buying rates on the last day of each month during the year.*

Fluctuations in the A$ to US$ exchange rate will affect:

- the US$ equivalent of the A$ price of our shares on the Australian Stock Exchange (ASX). Consequently, this is likely to affect the market price of our American depositary shares (ADS) in the US; and

- the US$ amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in A$ on the shares underlying the ADSs.

Key Information

Risk factors

The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, profits, assets, liquidity and capital resources. They should be considered in connection with any forward-looking statements in this annual report and the warning regarding forward-looking statements on page 15 of this annual report.

We are subject to extensive regulation that may negatively affect our business

We face a number of regulatory risks in our Australian business that could have an adverse effect on our operations and financial performance. These regulatory risks relate to the power of the Communications Minister and independent statutory regulators, principally the ACCC and the ACA. There is substantial uncertainty concerning the regulatory action that may be taken, our compliance costs and the effect this will have on our business operations and profitability. Regulatory actions could also adversely affect our plans to upgrade and expand our networks.

Australia has generally applicable and established competition law. There is further telecommunications-specific competition legislation that prohibits participants with substantial market power in a telecommunications market from taking advantage of that power for a prohibited purpose or with the effect or likely effect of substantially lessening competition. This legislation is relatively new and there is still only limited precedent as to its interpretation or application. It has also been the subject of several changes since it was first introduced, with more changes expected in the near future. As a result of these factors, it is often difficult for us to assess how the regulators and the courts may see these provisions operating in practice.

In addition, the Commonwealth Government has appointed a Committee of Inquiry (Inquiry) to review the Trade Practices Act (TPA). It is unknown at this stage what the outcome of the Inquiry may be and to what extent any change to the TPA resulting from the Inquiry may affect us.

In considering the possible further sale of its interest in Telstra, the Commonwealth Government may seek to alter the regulatory regime by changing the environment in which we operate. In August 2002 the Government announced that an independent panel would be commissioned to assess the telecommunications services in regional, rural and remote Australia. The panel's report is expected to help the Government decide whether or not to proceed with the introduction of legislation into Federal Parliament for the sale of its remaining 50.1% shareholding in Telstra.

Because of these numerous factors, there is a risk that we could be exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities. This may make it prudent on some occasions for us to cease or choose not to engage in business activities in which we might otherwise engage or avoid, defer or abandon certain capital projects.

In addition, the operations of our investments in other countries are also subject to extensive regulation, which has a significant effect on their businesses. Changes in the administration of those regulations or changes in the policies of the Governments of these countries could have a significant negative effect on the performance of our investments and on our consolidated results.

For more information regarding our regulatory environment and our obligations and potential liabilities under Australian and overseas regulations, see "Competition and Regulation - Regulation".

Key Information

Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our traditional telephony prices and profits from current products and services

The Australian telecommunications market has become increasingly competitive since the Commonwealth Government introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets. In response, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services. We expect that these trends will continue due to competitive activity, government regulations requiring lower telephone call prices and regulatory facilitation of access to our networks, products and services. We cannot accurately predict the extent of our future market share losses, if any.

We expect competitors to engage in vigorous price competition. We also expect that our competitors will continue to market aggressively to those of our customers who purchase large volumes of telecommunications services from us. The loss of these customers could have an adverse effect on our financial results in the market or markets in which this type of competition occurs.

Features of the current regulatory regime, such as automatic access to the customer's preferred provider of national distance, fixed-to-mobile and international telecommunication services, preselection and single and multi-line fixed-network number portability, inbound number portability (INP) and mobile number portability, facilitate competitors entering and competing in the Australian telecommunications market. As a result, we could lose retail customers and suffer deteriorating margins.

In addition, because of the intense competitive environment in the Australian telecommunications market, some carriers and providers who have purchased wholesale telecommunications services from us may choose another wholesale provider for some of those services where there are alternative wholesale providers, or they may not be able to continue operating or may become insolvent. This may impact our revenue and/or bad debts as we may not be able to collect amounts owing to us from those companies. We provide for doubtful debts but no guarantee can be given that these provisions will be adequate. For more information on our competitive environment, see "Competition and Regulation - Competition".

The Commonwealth continues to regulate and control us

Under the Telstra Corporation Act 1991 (Cwth) ("Telstra Act"), the Communications Minister may direct us to act in ways that benefit the public interest even though those actions may not be in the best interests of our other shareholders.

The Commonwealth Government is responsible for the regulation of the telecommunications industry. In carrying out their functions, the Commonwealth Government and its regulatory agencies have taken actions and may take further actions, which constrain our conduct or restrict our commercial operations. We expect that the Government will continue to exercise its legislative and regulatory responsibilities and powers to promote industry competition and that the Commonwealth's separate equity interest in us will not be a determinative consideration in that context.

There is also a risk that current or future Governments will take steps that further alter our competitive position or the manner in which the Australian telecommunications industry is regulated. The Commonwealth Government stated in fiscal 2002 that it will require transparent accounting separation of Telstra's wholesale and retail arrangements, however no further details have been released so it is not possible to determine the potential impact of this on our performance.

Key Information

Furthermore, the Commonwealth currently owns 50.1% of our issued shares and will continue to have a controlling interest in us. So long as the Commonwealth owns a majority of our shares, it will have the right under our constitution to decide any matter requiring approval by the holders of a simple majority of the issued shares, including the election of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act 2001 (Cwth) ("Corporations Act") or applicable ASX Listing Rules.

We are required to incur new debt in order to undertake expansion and develop our business, and we may be unable to obtain future financing at favourable rates

Because the Telstra Act requires that the Commonwealth own at least 50.1% of our shares, we are not able to sell new shares in order to raise capital to fund acquisitions, expand and otherwise develop our business unless the Commonwealth Government increases its shareholding on an equivalent pro rata basis. Therefore, we usually need to obtain additional capital financing via debt or other non-equity instruments, principally by borrowing money from banks or selling bonds to investors. Incurring additional debt to raise capital increases the amount of interest we are required to pay, which increases overall expenses and negatively affects our profits.

In recent years the telecommunications industry has generally seen a substantial increase in gearing and downgrading of ratings, in many cases spurred by purchases of third generation mobile licences and other acquisitions. This has led to cautionary warnings by a number of major central banks against an over exposure to the telecommunications industry by banks. As a consequence, the availability of funding for the telecommunications industry has contracted and the price (margin) has increased. Although many of the concerns affecting European telecommunications companies do not directly apply to us, in the future, banks may be unwilling to lend money to us at rates we consider favourable. Furthermore, the interest rates required by lenders on new debt may rise to compensate for the increased size and risk associated with debt securities in the telecommunications sector generally. If we are unable to borrow the amounts we need at affordable rates, it may restrict our ability to pursue our business strategies and adversely affect our ability to finance our operations.

Fluctuations in currency exchange rates may adversely affect our results

Because we have made several international investments and have substantially expanded our operations outside Australia, movements in the exchange rates of the Australian dollar against other currencies could affect adversely our revenues, operating results and translation value of overseas investments. A rise in the value of the Australian dollar relative to other currencies in which we operate or have made investments would reduce the relative value in Australian dollars of our revenues, dividends, or assets in those countries and therefore, may adversely affect our operating results or financial position.

In addition we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the Australian dollar, principally the Euro. Accordingly, the value of those liabilities will be affected by the fluctuations of the Australian dollar against the currency in which the financing is denominated. Generally, we swap foreign currency borrowings into Australian dollar equivalents at drawdown and through to maturity in order to remove foreign exchange risk. There are exceptions such as where the funds obtained are used for investments denominated in a foreign currency. In these cases the borrowings are left in the currency of the investment to act as a natural currency hedge.

However, we can give no assurance that we will be successful in managing foreign currency risk exposure. More information on our exposure to risk from foreign currency exchange rate fluctuations is provided in "Quantitative and Qualitative Disclosures about Market Risk".

Key Information

If growth in mobiles and internet slows, our revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect our profitability

In recent years, our revenues have grown in large part because of rapid expansion in our mobiles communications and internet businesses mainly resulting from the expansion of the mobiles, data and internet markets in Australia. We have seen some indications that these businesses are not likely to continue expanding at the same rate as has been the case in recent years. If these markets do not continue to expand, then in the absence of new products and services, our revenue growth may slow, which in turn could affect our consolidated financial position and results of operations.

If the revenue growth in our mobiles, data and internet businesses slows, or if we are not able to attract and/or retain an expanded customer base, we may be unable to generate increasing profits at the same level as in the past from these businesses.

Rapid technological changes and the convergence of traditional telecommunications markets with data, internet and media markets exposes us to significant operational, competitive and technological risks

Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world.

These changes broaden the range, reduce the costs and expand the capacities and functions of infrastructures capable of delivering these products and services. Partially as a result of these changes and the entry of many new participants providing new generation data and internet services, the prices that can be charged for many products and services have been falling. We have invested substantial capital and other resources in the development and modernisation of our networks and systems. With the accelerating pace of technological change, the returns from our investments are increasingly less certain.

There is a risk that competitors may deploy or develop technologies that provide them with lower costs or other operating advantages compared with us. This could give these competitors an advantage if we are unable promptly and efficiently to provide the services that they provide. It could also require us to incur significant capital expenditures in addition to those already planned in order to remain competitive and could render some previous capital investments ineffective.

To address the converging telecommunications, data, internet and media markets, we intend to devote considerable resources to enhancing our ability to deliver services required by these markets and expand further into content.

As these markets converge, it is possible that further new competitors may enter the markets in which we have traditionally competed and that we may confront established competitors in new markets we seek to enter. These competitors may have significant experience and capability in providing services such as data transmission, internet and online services. As a result, the convergence of these markets could result in reduced market share and profitability in our traditional markets and could adversely affect our ability to win market share and operate profitably in these new markets.

Part of our strategy in these converging markets is to acquire or form alliances with enterprises with complementary skills and capabilities. We have limited, but growing, experience in initiating and implementing these types of investments and alliances. There is a risk that we will not make acquisitions or form alliances that will allow us to be successful. There is also a risk that our existing alliances may not provide us with the benefits we hope to obtain from them, that structural changes could diminish their value to us, or that some of our partners may seek to exit these alliances.

Key Information

There is a risk that customers will perceive that the transition to new generation data services could be a costly exercise which may cause customers to defer or reject investment in these services. We are responding to this challenge by developing capital free solutions for customers and leveraging existing relationships for the supply of traditional data services to reduce resistance to new generation data and internet services.

There are perceived health risks associated with electromagnetic energy. This perception could expose us to liability or negatively affect our operations

Allegations have been made, but not proven, that health risks are created by emissions of electromagnetic energy associated with commonly used telecommunications devices. The weight of national and international scientific opinion is that there is no substantiated evidence of public health effects from such energy at typical levels associated with these devices. In our operations, we comply with the electromagnetic energy emissions levels permitted by legislation. While to date we have been able to insure these risks, the level of insurance cover available is reducing and premiums are rising to a point where the risks may not be economically insurable. However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could:

- lead to litigation against us;

- adversely affect us by reducing the number or the growth rate of mobile telecommunications services or lowering usage per customer; or

- hinder us in installing new mobile telecommunications equipment.

Any of these, or a combination of more than one, could have a negative effect on our results or financial position. For more information on the issue of electromagnetic energy, see "Information on the Company - Networks and systems - Electromagnetic energy".

System failures could result in reduced user traffic, reduced revenue and harm to our reputation

Our technical infrastructure is vulnerable to damage or interruption from floods, windstorms, fires, power loss, telecommunication failures, cable cuts, intentional wrongdoing and similar events. The systems that make up our infrastructure require regular maintenance and upgrades that may cause disruption in their service. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other damage to or failure of our systems could result in interruptions in service for our other systems. System failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced revenue.

Our ability to pursue our strategy with respect to some investments in which we share control or do not own a controlling interest may be limited

Some of our domestic Australian and international activities are conducted through subsidiaries, joint venture entities and other equity investments. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the agreement of our co-participants. The risk of disagreement or deadlock is inherent in joint venture entities. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them. In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. For more information on our investments and our possible liabilities under those investments, see "Information on the Company".

Key Information

In some cases, we do not participate in the control of, or do not own a controlling interest in, the investments. Where this is the case, our co-participants may have the right to make decisions on certain key business matters with which we do not agree. This could negatively affect our ability to pursue our business strategies with respect to the concerned entities and the markets in which they operate.

We may not be able to realise an adequate return on some of our investments

In February 2001 we formed REACH, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. The financing arrangements of REACH are currently without recourse to our joint venture partner, PCCW, or to us. In the short-term, REACH is likely to use any surplus funds to expand its business and consequently may not generate any cash flow in the form of dividends or other distributions to us. Further, if the operating cash flow of REACH does not grow as expected, it may require additional funding in order to fully implement its growth plans and fund operating losses in some of its business lines.

The value of our operations and investments may be adversely affected by political and economic developments in Australia or other countries

Our business is dependent on general economic conditions in Australia, including levels of GDP, interest rates and inflation. A significant deterioration in these conditions could adversely affect our business and results of operations.

We may also be adversely affected by developments in other countries where we have made equity investments or entered into ventures in the mobiles or telecommunications sectors including in Hong Kong, other countries in Asia and New Zealand. The level of acceptance of our services in these markets may limit our ability to expand our products and services there. Accordingly, we may be required to commit substantial resources to developing and marketing our products and services for selected international markets and to developing international sales and support channels. Some of these countries have political, economic, regulatory and legal systems that are different from those in Australia and may be less predictable. As a result, our international operations will be subject to numerous unique risks, including:

- multiple and conflicting regulations regarding communications, use of data and control of internet access;
- changes in regulatory requirements, import and export restrictions and tariffs;
- the burden of complying with the laws of a variety of jurisdictions;
- fluctuations in currency exchange rates;
- changes in political and economic stability;
- potentially adverse tax consequences; and
- reduced protection for intellectual property rights in certain countries.

Any of these factors could materially and adversely affect our future revenues, operating results and financial condition.

Inability to obtain approval under reasonable terms for the proposed pay television supply to Optus and proposed conversion to digital could limit the prospects for reducing the on-going losses in FOXTEL.

In an attempt to improve the profitability of our Pay TV interest, FOXTEL is seeking approval from the ACCC of a supply agreement under which FOXTEL would assume some financial obligations from Optus but would on-supply its programming to Optus. FOXTEL has also agreed to Telstra being a reseller of the FOXTEL

Key Information

service as part of its bundled product offering. These agreements provide FOXTEL with enhanced distribution of its product. Additionally FOXTEL and Telstra have proposed a conversion to digital transmission and have proposed a regime to allow third parties access under a published rate card, to the Telstra cable and the FOXTEL Set-Top-Unit (STU). Under this regime access seekers would be able to deliver their own Pay TV programming over Telstra's cable infrastructure and onto the FOXTEL STU. In exchange for the access regime FOXTEL and Telstra are requesting immunity from regulation of the digital environment. These proposals would deliver additional revenue to FOXTEL and also enable FOXTEL to expand its product offering, increasing penetration, reducing churn and increasing average monthly subscription revenue. This Open Access proposal is now before the ACCC as part of a group of undertakings that are designed to address the concerns of the ACCC with the proposed supply of FOXTEL to Optus and the reselling of FOXTEL by Telstra. If an acceptable outcome cannot be derived, there will be continued uncertainty about the ability to improve the profitability of FOXTEL.

The financial distress of our suppliers and competitors may have a negative impact on us

Due to the slow down in the industry internationally and the resultant overcapacity globally a number of Telstra's suppliers and competitors are financially distressed. While this may present opportunities for Telstra, if major suppliers collapse it may make it more costly to manage the ongoing expansion of Telstra's networks and products and more difficult to manage the operations and maintenance of Telstra's existing networks and technology. This may have a negative impact on our financial position.

Cautionary statement regarding "forward-looking statements"

Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "plan", "intend", "believe" or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption "Risk factors" and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.

Information on the Company

History and development of the company

Our origins date back to 1901, when the Postmaster-General's Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since that time we have been transformed and renamed several times as follows:

- the Australian Telecommunications Commission, trading as Telecom Australia in July 1975;
- the Australian Telecommunications Corporation, trading as Telecom Australia in January 1989;
- the Australian and Overseas Telecommunications Corporation Limited in February 1992;
- Telstra Corporation Limited in April 1993, trading internationally as Telstra; and
- trading domestically as Telstra in 1995.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia's telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997, under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange and on the New Zealand Stock Exchange. American depositary shares, each representing five shares evidenced by American depositary receipts, have been issued by the Bank of New York, as depositary and are listed on the New York Stock Exchange.

A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the Australian Stock Exchange, the New Zealand Stock Exchange and the New York Stock Exchange on 18 October 1999. The Commonwealth currently owns approximately 50.1% of our issued shares and it is required by legislation to own at least that much.

Organisational structure

Our current structure changed in August 2002 and consists of seven strategic business units and is outlined below.

Strategic business units

- **Domestic Retail**: Our domestic retail business is divided into three strategic business units: Telstra Retail, Telstra Mobile and Telstra Country Wide® and is responsible for approximately 9 million Australian fixed line services comprising 6.5 million Telstra Retail services and 2.5 million Telstra Country Wide® services and over 5.9 million mobile services.

  - **Telstra Retail**'s primary activities are sales, marketing, products service innovation, customer care and billing. Telstra Retail also manages our information, connection and public payphone services, as well as our advertising and directories business. In addition, it sells and provides customer services for a comprehensive range of products, services and customer–driven solutions ranging from basic telephony services to complex voice and data networks.

  - **Telstra Mobile** is responsible for our mobile and wireless networks and associated systems within Australia. It manages all mobile voice and data retail sales and after sales support, customer service, billing, product development and pricing. Telstra Mobile is also responsible for managing the network of Telstra Shops, including dedicated business stores and licensed stores around Australia. This business unit was previously called Telstra OnAir™.

Information on the Company

- **Telstra Country Wide**® is responsible for providing telecommunication services to customers in regional, rural and remote parts of Australia. This business unit was formed in June 2000, with a key strategy to establish a strong presence and grow our business in regional Australia. Telstra Country Wide® is responsible for the telecommunications needs of consumers and businesses that reside and operate outside the mainland major metropolitan areas and in all of Tasmania, the Northern Territory and overseas territories.

- **Telstra Wholesale** is responsible for providing a full range of products and services to the Australian wholesale domestic market. Telstra Wholesale services over a hundred customers. Among the products Telstra Wholesale provides are interconnection products, access to our network facilities, wholesale data, transmission and IP products, wholesale mobile products and retail/rebill products. Our wholesale customers include licensed carriers, carriage service providers and ISPs.

- **Telstra International** manages our international interests, including CSL in Hong Kong, TelstraClear in New Zealand and our major joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on opportunities in wireless, data and internet in the Asia Pacific region.

- **Infrastructure Services** is responsible for customer service operations including installation and repairs in addition it has responsibility for the operations of Telstra's communications networks. Our wholly owned subsidiary, Network Design and Construction Limited (NDC), is part of the portfolio of Infrastructure Services. NDC competes for some of our annual network expenditure against other suppliers. It also performs construction activities and provides turnkey solutions for others, including other telecommunications companies.

- **Networks and Technology Group** was previously part of Infrastructure Services. It was separated in August 2002 and given separate responsibility for research and development, planning, design and strategy of our communications networks and associated systems that deliver technology solutions, our products, services and customer support.

See "Operating and Financial Review and Prospects" for a discussion of the financial performance of our reportable segments during the last three fiscal years.

A list of our controlled entities is provided in note 23 to our financial statements. Our joint venture entities and associated entities are listed in note 24 to our financial statements.

Corporate centre functions

- **Finance & Administration** is responsible for strategic planning and investment opportunities and provides corporate policy and support functions, including finance, risk management and assurance, shared services for processing functions, credit management, treasury, investor relations, acquisitions and divestments, productivity directorate and other corporate services. In addition, it is responsible for the financial management of the majority of our fixed assets, including network assets, through the Asset Accounting Group.

- **Legal & Regulatory** provides legal services and corporate secretarial functions and has responsibility for regulatory positioning and negotiation, including assessment of regulatory decisions and preparation of submissions to industry regulators.

- **Corporate & Human Relations** manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate image and reputation and external relations including government affairs. It also manages personnel, organisation effectiveness, health and safety, remuneration, training and leadership development programmes.

Information on the Company

Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:

- in fiscal 2000, the business unit reporting structure changed to: Commercial & Consumer, Telstra Business Solutions, Telstra OnAir™, Wholesale & International, Convergent Business and Network and Technology Groups;

- in fiscal 2001, the business unit reporting structure consisted of Telstra Retail (including Telstra Country Wide®), Telstra OnAir™, Telstra International and Infrastructure Services & Wholesale; and

- in fiscal 2002, the business unit reporting structure consisted of Telstra Retail, Telstra Country Wide®, Telstra Mobile (previously Telstra OnAir™), Telstra International, Infrastructure Services (including Networks & Technology Group which was separated in August 2002) and Telstra Wholesale. We combine Telstra Retail and Telstra Country Wide® as a single reportable business segment as they are considered substantially similar.

Marketing and customer service

From supplying Australia's largest public and private sector organisations, to supplying people who use our services at home, Telstra is Australia's leading fully integrated telecommunications provider.

Using sophisticated customer analytics, we target our offers, advertising and customer contact based upon our customers' needs. This has helped us to understand their needs and consequently improve our relationships with our customers, which has become one of our key competitive advantages.

Residential customers and small businesses

We segment our residential customers based upon their usage and lifestyle patterns. We segment our small business customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is then used to tailor our marketing campaigns.

We enable customers to interact with us online, face-to-face via our shops, through door-to-door sales representatives and by telephone sales channels.

Medium and large businesses and governments

To help identify businesses' key drivers and develop appropriate telecommunications packages, business customers have been segmented by size and industry: medium and large businesses and Australian Federal, State and Territory Governments.

During fiscal 2002 a customer relationship management system was implemented which will broaden our understanding of our relationships with customers through better tracking of customer information. An extension of this system has been delivered to our indirect sales channels to allow better information flow between our direct and indirect sales force.

Significant focus has also been placed on education of our staff to equip them to better service the needs of the growth area of our business, data products and solutions. In particular, our account managers and communications consultants have received detailed training to improve their technical skills.

Information on the Company

Mobile telecommunications customers

Telstra Mobile offers mobile voice and data products and services on both our GSM and CDMA digital networks. We offer a range of targeted solutions to all of our customer segments focussing on the unique communications needs of each customer group. We meet the sales and service needs of our customers directly through a variety of channels including: internet, telephone, Telstra Shops, Telstra Licensed stores, Telstra Business Shops and indirectly through more than 5,500 retail outlets nationwide in conjunction with our channel partners.

Regional, rural and remote customers

Telstra Country Wide®was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. Through an organisational network led by 28 regionally-based area general managers across four regions, the sales, marketing, customer service, installation and fault repair requirements of customers in regional, rural and remote Australia are being addressed at a local level.

Wholesale customers

Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market. Our wholesale customers include licensed carriers, carriage service providers and ISPs. Telstra Wholesale has established healthy commercial relationships with the majority of these customers by providing appropriate product solutions and improving the way in which our customers interact with us. We intend to continue extending our wholesale product range and improving our online ordering, billing and assurance processes. We now provide our customers automated online interfaces on our website, telstrawholesale.com.

Sensis® directory advertising

We distribute printed advertising directories, White Pages® and Yellow Pages®, to virtually every household and business in Australia. Both advertising directories are available in print, voice and online media and White Pages® directories are also available on CD-Rom. Over 400,000 customers advertise in our directories. We advertise and promote our directory products to end users to enhance the value of the directory products as an advertising medium. At the same time, we promote our products directly to advertisers.

Global business customers

We support multinational companies' business operations through a number of specialist offices located internationally. Through our own capacity, strategic alliances and ventures, we offer global voice, data and wireless services, internet, network management and call centre solutions.

Products and services

We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years. See also "Operating and Financial Review and Prospects" for a discussion of the revenue performance of our products and services during the last three fiscal years.

Information on the Company

Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and sales category

	Year ended 30 June					
	2002		2001		2000	
	(in millions, except percentage of revenue)					
	A$	%[2]	A$	%[2]	A$	%[2]
Basic access	2,734	13	1,821	8	2,005	10
Local calls.	1,947	9	2,143	9	2,646	13
National long distance.	1,168	6	1,267	5	1,406	7
Fixed-to-mobile	1,419	6	1,287	6	1,220	6
International telephone services	409	2	786	3	972	4
Mobile services	3,242	16	2,906	13	2,667	13
Mobile handsets.	233	1	215	1	326	2
Data and internet services	3,138	15	3,180	14	2,841	14
Directory services	1,169	6	943	4	1,122	5
Customer premises equipment.	226	1	280	1	336	2
Intercarrier services	1,121	5	1,133	5	828	4
Inbound calling products	348	2	434	2	433	2
Solutions management	352	2	306	1	235	1
Various controlled entities	2,001	10	1,349	6	910	4
Other sales and services	689	3	629	3	1,396	7
Sales revenue	20,196	97	18,679	81	19,343	94
Other revenue [1] (excl. interest income) . . .	606	3	4,304	19	1,162	6
Total operating revenue (excl. interest income)	20,802	100	22,983	100	20,505	100

[1] *Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/ receivable is now included in net interest. Refer Table 25.*

[2] *Represents percentage of total operating revenue contributed by each product and service category.*

Basic access

We provide basic access services to most homes and businesses in Australia. We also sell access services to carriage service providers who then sell these services to their customers. Our basic access service consists of installing, renting and maintaining connections between our customers' premises and our PSTN to provide basic voice, facsimile and internet services. Our basic access service does not include enhanced products like ISDN access, ADSL and FaxStream® services. These are recorded under "Data and internet services".

We charge our customers fees for connecting new lines and reconnecting existing lines. We charge all our residential customers approximately the same rates for basic access service even though it is more expensive for us to provide basic access service in rural areas.

Housing growth and customer requirements for additional basic access lines drives demand for residential basic access lines. Growth in basic access lines has slowed in recent years but this has been offset, to some extent, by our success in encouraging customers to adopt alternative access services that have more capabilities, such as ISDN services and new internet access products. Growth in the number of home offices and increasing demand for integrated voice and data services has caused some of our customers to switch to these alternative access services.

Information on the Company

We market additional lines in areas where we have capacity available and in other areas, we augment our network capacity with a range of technologies, including ADSL. We have been selectively upgrading our customer access network to reduce the number of faults and thereby improve our service levels. This upgrade has also assisted us to meet the demands for service in a more timely way and provide our network with additional capacity for further growth in the volume of lines.

Local calls

We provide local call services to most residential and business customers in Australia. We generally charge for local calls on an untimed per call basis with a lower rate for calls within the same exchange area referred to as a Telstra Neighbourhood Call®. We also provide local call services to carriage service providers at a commercially negotiated or regulated rate. These carriage service providers resell local call services and bill their customers directly.

National long distance calls

We are the leading provider of national long distance services in Australia. This comprises national long distance calls made from our PSTN network by residential and business customers, to a fixed network. We also provide national long distance services to other carriers for resale.

We charge for national long distance calls on a timed basis after a call connection fee. Charges usually depend on the duration, destination, time of day and day of the week of the call but are also offered on a capped price basis. We offer a suite of calling options to allow customers to choose the package most suitable for their individual needs.

In addition, we offer a variety of specials to increase the use of our network in low demand periods.

Fixed-to-mobile calls

Fixed-to-mobile calls relate to calls made from our PSTN network to a mobile network. We charge for fixed-to-mobile calls on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call and whether or not the mobile called is a Telstra mobile service. We also offer capped calls on some of our package options during certain times and on specified days of the week, for calls made to Telstra mobile services.

International telephone services

We are the leading provider of international telephone services in Australia offering customers international telephone services to more than 230 countries and territories. In addition, through REACH, we offer international outbound telephone services on a wholesale basis.

We generally charge for international telephone calls on a per second basis after a call connection fee. The charge usually depends on the duration of the call and the destination of the call regardless of the time of day or day of the week on which the call is made. Our International 0018 Easy ½ Hours® service allows customers to purchase calls in 30 minute blocks of time using the dialling code 0018. In the first quarter of fiscal 2002, a new 0011 10 minute capped call offer was introduced for HomeLine™ Plus and BusinessLine™ Plus customers to encourage more frequent calling overseas. We also market a range of specials to attract new customers and encourage existing customers to call more often.

Residential customers make most of our international outgoing calls, treating these calls as a discretionary expense, more so than national long distance calls. As prices have fallen, our customers have made more calls for longer periods of time.

Information on the Company

REACH now provides the connections we use to supply international services to our wholesale and retail customers. Prior to the creation of REACH, inbound and outbound traffic on the international network was delivered largely under bilateral contracts with major overseas carriers. We now have services agreements with REACH to cover these arrangements. These agreements are discussed in "Major Shareholders and Related Parties - Related party transactions".

REACH pays us for international traffic that terminates in Australia. These termination charges are based on the cost of delivering traffic to destinations in Australia, using the domestic network.

Mobile goods and services

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue, the number of customers and the geographical coverage of our services.

The mobile telecommunications market in Australia is characterised by a significant degree of penetration. Currently more than 60% of the Australian population have mobile services. With our evolution into mobile data products, we also provide our customers with a range of messaging, information, transaction and entertainment services. We are increasingly offering our business customers a variety of wireless data applications that enhance productivity.

The Australian mobiles market is highly competitive. To compete in this market, we rely on:

- our innovative marketing plans;
- our network coverage and quality;
- using a number of different distribution methods to deliver our products and services to our customers; and
- our well-known and trusted brand name.

Our mobile telecommunications services include:

- digital cellular services;
- sales of mobile handsets; and
- a wide range of added features and functions for communication via voice or data.

Our digital mobile service allows customers to send and receive voice and data calls. We also offer our mobile customers additional services, including:

- MessageBank®;
- Call Waiting;
- Call Forwarding;
- Calling Number Display;
- mobile facsimile and data services;
- Memo;
- Call Connect;
- International Roaming;
- SMS including PocketNews®;
- SAM (short audio messages);
- WAP services, including content such as financial information, sports, e-mail, weather, flights and directories;
- packet data services using GPRS; and
- other entertainment and information services available through telstra.com® and communic8®.

Information on the Company

On 28 June 2002, we acquired PCCW's 40% interest in Joint Venture (Bermuda) No.2 Limited (known as Regional Wireless Company or RWC) – giving us 100% ownership of Hong Kong CSL Limited (CSL), a leading provider of mobile services in Hong Kong. CSL's pedigree of technical innovation in areas such as Multi Media Messaging (MMS) and Mobile Number Portability (MNP) provides great learning opportunities for us and will produce opportunities in the Australian and international markets.

For further information see "Information on the Company - International investments".

GSM digital service

Our digital GSM network covers more than 95% of the Australian population. We have continued to expand our digital GSM coverage into regional centres and along highways that link regional centres. We have also focused on improving depth of coverage in major cities, particularly in-building and underground coverage. We offer international roaming in over 100 countries.

We offer our GSM customers a wide selection of products and services giving them maximum flexibility and choice. Customers are rewarded for their usage and loyalty through prices that reduce the more time they spend on calls and through monthly loyalty bonuses (on member plans) that may be used to repay a handset or reduce their monthly bill.

CDMA digital service

Our CDMA network offers the largest cellular mobile phone coverage in Australia, reaching more than one million square kilometres using an external antenna, covering more than 97% of the population. The CDMA network has 2,192 base stations. CDMA has a number of advantages over GSM in some applications for users who require wider service coverage and faster data speed than circuit-switched GSM. Customers are increasingly connecting to our CDMA network and it is one of the fastest growing areas of the mobile business.

Telstra Mobile Satellite

In fiscal 2002 we launched Telstra Mobile Satellite, which is a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium® (registered Trade Mark of Iridium Satellite LC) Low Earth Orbit satellite system, which provides global mobile satellite phone coverage. We have signed a service partner agreement to sell the Iridium® service including handsets, antennas and airtime.

Data and internet services

We provide new generation data and internet services such as:

- internet access (Telstra's ISP service – BigPond™ Home, BigPond™ Business, BigPond™ Broadband and Internet Direct);
- IP Solutions including Private IP, Wideband IP and Dial IP;
- domestic and international frame relay; and
- domestic and international ATM and global private IP.

We also provide traditional data services such as:

- dedicated network solutions including digital data services, voice grade dedicated lines, packet switched services, media, audio and video network services; and
- ISDN for entry level data networks, including tails to Wide Area Networks and dial up data solutions for internet access and teleworking.

Information on the Company

Our strategy for data and internet services is:

- improved service delivery of traditional data services;
- leveraging existing customer relationships with a view to migrating customers from traditional data services to new generation data and internet services;
- developing innovative new generation IP and internet services;
- enhancing our services in storage, hosting, virus protection, firewall, WAN/LAN, IMS and iTrust; and
- developing integrated managed solutions.

We are also leveraging off our strong position as a provider of data and IT products and our existing competencies in supplying corporations' outsourcing requirements to provide managed storage systems and managed hosting solutions.

Telstra dial IP enables customers to remotely access their office network at anytime over any standard telephone line (PSTN/ISDN) from Australia, or other countries. Our private IP solutions offer networking which enables businesses to access their network via frame relay, ISDN, ATM, ADSL, secure dial up or via wireless access, as suited to the requirements of each site and application. Customers can rely on the built-in intelligence and security of our IP network to manage the routing and delivery of their valuable data. Our wideband IP service offers bandwidth-on-demand access dynamically controllable through a secure, personalised web page. This enables local area networking (LAN) interworking between offices to be extended on demand to accommodate applications such as large file transfers or video conferencing.

Telstra BigPond™ Direct provides larger corporate, government and wholesale customers with high quality dedicated internet access within Australia at transmission rates up to 155 Mbps via ATM. In addition, we offer a range of internet products and packages under our BigPond™ brands. Telstra BigPond™ Home and Business offer dial-up modem and ISDN internet services to residential and business users across Australia through over 100 different points of presence (PoPs). Telstra BigPond™ Broadband provides broadband internet services to consumer and business customers via hybrid fibre coaxial cable, satellite or ADSL access technologies.

We also provide our MegaPoP® product which allows dial IP access for ISPs and carriage service providers to support public dial up internet access from PSTN/ISDN.

In May 2002 we launched a new fast internet access product called Broadband Regional Connect which is a reliable and affordable internet access alternative to two way satellite and ADSL. Broadband Regional Connect combines two widely available technologies, namely ISDN and Satellite - to deliver dedicated 400 kbps downstream and dedicated 64 kbps upstream internet connection.

Satellite is universally available in Australia and ISDN can be accessed by 96% of the population, including 65% of farmers. Apart from the benefits of faster internet access, the digital line into the home allows normal telephone and fax calls to be made at the same time as accessing the internet or sending data.

Transaction services

We, together with Keycorp Limited, carry EFTPOS transactions from retail outlets to their acquiring financial institutions. These services are provided over secure dial and dedicated networks.

We offer a range of electronic commerce services such as electronic data interchange-based trading networks and business-to-consumer applications to support online payments and general insurance products.

Information on the Company

Other data services

We offer other data services, in some cases with business partners, including:

- games-based entertainment, children's education and online music services;
- conferencing services that provide audio, video and internet conferencing, which includes the Conferlink product range;
- V-commerce™ services based on interactive voice response technology; and
- administration and support services to funds managers for their back office administration and asset management operations.

Text services

Our text services consist mainly of facsimile products and services marketed under our FaxStream® brand name.

Online services

In March 2000, we announced the availability of our online communications hub, telstra.com®. Since this launch, the communications hub has grown substantially, from around 565,000 subscribers in June 2000 to more than 1,274,000 subscribers at 30 June 2002.

telstra.com® provides access to a number of services and features, including:

- information about our products and services;
- current Telstra corporate and investor relations information;
- access to online messaging applications such as web-based email and online SMS;
- the ability to view and pay Telstra accounts online, as well as order Telstra products and services; and
- acting as a springboard to our ISP business – Telstra BigPond™.

Extensive work will be undertaken in fiscal 2003 to further develop telstra.com® to enhance it as an effective channel to market our products and services.

Advertising, Information and Directory services

We are the main provider of advertising directory services in Australia through our advertising business and wholly owned subsidiary Sensis® Pty Ltd, previously named Pacific Access Pty Ltd. The former Pacific Access was rebranded "Sensis®" on 19 August 2002.

Sensis® is a leading provider of advertising, information and directory solutions to small and medium enterprises (SMEs), corporations, consumers and government.

The directory and advertising services we offer include printed White Pages® directories and Yellow Pages® directories, which are also available through voice and online media. The White Pages® directories are also available on CD-Rom. Each telephone subscriber receives one free listing of name, address and telephone number in the White Pages® directories and may purchase special listings, such as bolded printing. Businesses may list their business details in our Yellow Pages® directories free of charge, or purchase premium advertising and promotional space.

During fiscal 2002 Sensis® acquired the online city guide business, CitySearch Australia Pty Ltd (CitySearch). The acquisition provides Sensis® with additional traffic and content which expands its internet user base.

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We operate five internet sites that are among the most frequently visited Australian internet sites:

- Yellow Pages® *OnLine* site (www.yellowpages.com.au);
- White Pages® *OnLine* site (www.whitepages.com.au);
- GOeureka™ site (www.goeureka.com.au);
- location and navigation site Whereis™ (www.whereis.com.au); and
- CitySearch site (www.citysearch.com.au) we recently acquired.

Although most commonly known for its directory advertising through the White Pages® and Yellow Pages® print and online directories, Sensis'® business scope also extends to non-directory advertising such as internet media sales through Sensis® MediaSmart, Sensis® WebWorks, CitySearch online and business services and applications such as Whereis™ location and navigation solutions, Electronic White Pages®, the Macromatch® service and an electronic catalogue solution to be launched in October 2002. One of the company's most significant assets is its comprehensive content across business, consumer, geographic and lifestyle markets.

Sensis'® media sales business (Sensis® MediaSmart) manages online advertising campaigns across all of Sensis'® online sites, as well as on telstra.com®, Telstra BigPond™ and a range of third party sites. As a result of the recent acquisition of BMC Media's Web Ad Sales business, Sensis® MediaSmart is now placed among Australia's top four internet media sales businesses.

Customer Premises Equipment

We provide telephones, facsimile machines and other telecommunications equipment for rental or sale to our customers. Prior to the sale of our PABX business in the first half of fiscal 2002 we also maintained PABX systems for our customers and charged a maintenance fee for this service.

Intercarrier services

We provide telecommunication services to other carriers or carriage service providers. During the three-year period many new competitors have entered the Australian telecommunications market and as the Australian telecommunications market expands demand for our intercarrier services may increase. The prices we charge other carriers and carriage service providers are regulated.

Inbound calling products

We offer:

- inbound call services including Freecall™ 1800, which is a reverse charge call service used widely by large and small businesses to extend their market reach and attract sales;
- Priority® One3 shared cost services, 6 digit one national number used by larger businesses as a front door to their call centres and franchise operations for service calls;
- Priority® 1300 services, 10 digit number, similar to Priority® One3 service, used when short number format is not required;
- call centre products such as network-based services for business call centres that include interactive voice response and online customer selection menus; and
- InfoCall® 190 - telephone premium rate services, where we bill the calling customers for both content and carriage on our bill and undertake a revenue share arrangement with the service provider.

We also supply a range of products to our consumer and business customers that offer alternative billing options, including prepaid cards, automated reverse charging and calling cards. Our inbound calling products also form part of our Contact Centre Solutions offerings to enterprise and corporate customers.

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Solutions management

We provide management of all or part of a business customer's IT and telecommunications services including management of each of the following:

- managed voice services: our network based enhanced voice and data switching products and IP-VPN products and the provision of related professional services;

- managed data services: our core data products including IP-based network solutions, ATM, frame relay, ISDN, ADSL and dedicated data network, equipment and the provision of professional services;

- managed contact services: a customer's call or contact centre including network services, equipment and third party hardware/applications and professional services;

- managed mobility services: fleet management of mobile phone networks and new wireless based technologies such as wireless LANs;

- managed IT services: IT based products and services including firewalls, desktops, peripheral services and application service products; and

- whole of business solutions: complex once off or whole of business solutions incorporating a range of the above services.

Other sales and services

Our other sales and services mainly include payphones, domestic information and connection services, video and teleconferencing and audio and video services.

We provide information and connection services through a number of call centres in Australia and through White Pages® *OnLine* and Yellow Pages® *OnLine*. We provide voice recognition technology to allow the automation of the 2,200 most frequently requested numbers. In fiscal 2002, we responded to over 276 million calls with the majority of these basic operator services being provided without charge to the customer. For the last three years we have charged for directory assistance services provided to mobiles and business customers. We cannot charge or amend charges for our directory assistance services without the approval of the Communications Minister.

Payphones

We are the leading provider of payphones in Australia. As at 30 June 2002 we operated approximately 34,000 public payphones. Other private operators have approximately 38,000 payphones that are connected to a payphone access line provided by us. Our Universal Service Obligation (USO) requires us to make payphone services reasonably accessible throughout Australia, including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.

Wholesale services

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

- interconnection services including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;
- domestic and international transmission services, including leased lines;
- Broadband, IP backbone and traditional data services; and
- mobile telecommunications services.

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Wholesale manages and delivers a full range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer.

Pay television

We own 50% of FOXTEL with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of pay TV services in Australia to participation in FOXTEL. PBL and News Corporation have made long term programming commitments to FOXTEL.

FOXTEL has entered into various programme supply arrangements, including some with minimum subscriber fee commitments. Refer "Operating and Financial Review and Prospects – Contractual obligations and commercial commitments" for further detail regarding our exposure to these commitments.

We are the exclusive long-term supplier of cable distribution services for FOXTEL's cable pay television services in our cabled areas and we receive a share of FOXTEL's cable pay television revenues. We have agreed with FOXTEL that we will not supply pay television distribution services on our broadband cable network to anyone else unless we are required to do so by law. In addition, we can independently, or through partnerships and alliances, provide a broad range of other communications, data and information services using our broadband network.

Under arrangement with the FOXTEL partners, FOXTEL may provide, in addition to pay TV services, a limited range of information and other services, but it may not supply telephony services. Within cabled areas, there are limitations on FOXTEL's ability to provide services, including online services. Outside cabled areas, FOXTEL may decide to provide a range of information and other services, including online services, but must give preference to us in partnering to develop those services.

In fiscal 1999, FOXTEL introduced a commercial satellite service which enables pay television to be delivered to approximately two million homes not passed by our broadband cable, excluding homes in areas serviced by the Australian pay TV provider, Austar. FOXTEL has licensed movie programming to Austar for satellite delivery in areas serviced by Austar on an exclusive basis, with the effect that FOXTEL may not provide a satellite service containing this programming in those areas.

FOXTEL has the exclusive pay TV rights to the Australian Football League (AFL) matches. The AFL is a major component of sports viewing in Australia. Under the terms of the agreement negotiated with the AFL in 2001, FOXTEL has acquired the exclusive pay TV rights to all AFL matches for a term of five years commencing in 2002. The agreement also obliges FOXTEL to offer some form of AFL to the other pay TV operators, namely Austar and Optus Vision. However, FOXTEL is free to set the charge for such a service.

On 5 March 2002 we and FOXTEL announced an agreement, which subject to regulatory review and content supplier consents, is proposed to commence in the first half of fiscal 2003. If approved this will enable us to bundle FOXTEL's pay TV service with telephone and internet services and charge customers for them on a single Telstra bill.

Also on 5 March 2002, FOXTEL and SingTel Optus announced that they have entered into an agreement, which is subject to regulatory review and the various consents of content providers. This agreement would allow SingTel Optus to resell FOXTEL pay TV channels on the Optus Vision cable network. Under this agreement, FOXTEL would assume some of Optus' rights and financial obligations under its movie and other content arrangements. FOXTEL would also supply some Optus Vision content over the FOXTEL platforms. If approved the FOXTEL service to be received by SingTel Optus customers is expected to commence on 1 November 2002 and run until 2010.

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Recently the ACCC indicated that it believes the agreement for the supply of FOXTEL programming to SingTel Optus mentioned above would result in a lessening of competition. Subsequently, we and FOXTEL offered draft undertakings to the ACCC that are designed to overcome their concerns. These are currently under consideration by the ACCC. The draft undertakings include an access regime that will allow third parties to gain access for their programming to the Telstra cable and the FOXTEL set top units.

International investments

A component of our strategy is to expand our business activities outside Australia, through investment, acquisition and alliance opportunities generally, particularly in the areas of mobile, data and internet, in the Asia Pacific region. Our most significant international investments include:

- REACH, a 50:50 joint venture with PCCW and one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region. In December 2001 REACH agreed to acquire the Asian assets of Level 3 Inc. That acquisition provides REACH with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan and Korea;

- Regional Wireless Company (RWC) which owns one of Hong Kong's leading mobiles businesses, Hong Kong CSL Limited (CSL). CSL is the second largest mobile operator in Hong Kong with over one million customers and a market share of around 20%. CSL was the first company in Asia to launch the Multi Media Messaging service (MMS) on its GPRS (2.5G) network in March 2002 and had successfully conducted a MMS roaming trial with China Mobile. CSL was awarded one of the four licences to operate a 3G network in Hong Kong in October 2001. On 28 June 2002 we acquired PCCW's 40% interest in RWC, giving us 100% ownership of the company; and

- TelstraClear which is the second largest full service carrier in New Zealand, providing innovative voice, data, internet, mobile, managed services and cable TV products and services to more than 11% of the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers and this acquisition enables these important customers to receive the same end-to-end services that we provide, in a seamless way. In December 2001 we increased our holding in TelstraClear (formerly TelstraSaturn Limited) by 8.43%. Our 58.43% interest represents a controlling interest in this company. At the same time we acquired CLEAR Communications Limited.

We also have a number of smaller offshore investments and joint ventures, which include:

- a 35% equity interest in the satellite communications operator, Xantic (formerly Station 12 B.V.) in the Netherlands; and

- a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider, based in Bermuda.

We are also currently investigating opportunities in China and South East Asia. For example, subsequent to the initial co-operation agreement with China Unicom in March 2001, we signed an extended Memorandum of Understanding with China Unicom in November 2001, to jointly explore business partnerships and opportunities in China. We are also building on our successful experience in providing telecommunications for the Sydney Olympics and endeavouring to work closely with the Beijing Organising Committee for the 2008 Olympic Games.

Network and systems

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems

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infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic. This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan which enables network management to be transferred to an alternate location in the event of an unforeseen disaster.

Ongoing substantial investment of both capital and resource is required to ensure that we maintain this leading position from both a technology and industry position. An example of how this requirement has been effectively met through fiscal 2002 is Telstra's investment in the Voice on Packet Core technology. This network investment will see the first deployment of telephony servers and media gateways into our core transmission network for the carriage of traditional voice traffic. This technology allows us to convert traditional circuit switched voice traffic into data packets and carry it much more cost effectively across the network.

Research and development

Telstra reviews its project expenditure at the end of each financial year to determine actual spend on research and development, and our reviews show that we spent A$160 million in fiscal 2002, A$217 million in fiscal 2001 and A$158 million in fiscal 2000 on research and development. For a detailed discussion of our research and development refer "Operating and Financial Review and Prospects – Research and development".

Transmission infrastructure

Our domestic inter-exchange transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.4 million kilometres of optical fibre and approximately 2,260 digital radio systems. Our major transmission routes incorporate synchronous digital hierarchy technology. We have implemented more Wave Division Multiplexing (WDM) technology with another system built between Melbourne and Sydney, increasing the total length of the network by 2,000km to 22,000 kilometres. A further 8,177kms is under construction and will be completed in fiscal 2003.

In addition we are seeking tenders from suppliers for the provision of 10G/Bit Dense WDM systems from Perth to Adelaide, Adelaide to Melbourne, Melbourne to Sydney and Sydney to Brisbane.

Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH operates the largest and most highly meshed IP backbone network in Asia and has investment interests in more than 50 submarine cable systems worldwide.

REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible, and to provide route diversity and circuit redundancy as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

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Public Switched Telephone Network (PSTN)

Australia's geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to over 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH's international gateway switches and our intelligent network (IN) platforms provide advanced services including toll-free and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and this technology will soon be used to provide telephony access for customers to whom traditional copper pair access is unavailable or impracticable. Application of such technologies is aimed to provide economic solutions to formerly difficult situations while meeting service standards.

The PSTN supports voice, facsimile and data products and the rapid growth in popularity of the internet has changed PSTN usage, influencing capacity considerations. The Telstra PSTN now handles more minutes of internet traffic than voice traffic. The combination of new broadband access services and growth in dial-up internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term, one of which was formerly reserved solely for data applications. This will provide a solid base for seamless transition to future convergent service provision.

Our network supports a range of switch features which facilitate voice calls. These could include products like Homeline™ Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks. New types of telephones and customer premise equipment which make these features more accessible and easy to use are continually entering the market.

The PSTN also supports many operator assisted service products such as directory assistance and CallConnect. We are seeking to enhance these services by automating them with new voice recognition technology.

Integrated Services Digital Network (ISDN)

ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as videoconferencing, internet access and EFTPOS.

The ISDN network is available to 96% of the Australian population. ISDN provides an end to end digital connection that allows Telstra to deliver 64kbps connections to customers.

Intelligent network (IN) platforms

We operate a number of IN platforms that support a range of advanced services including:

- inbound services such as Freecall™ 1800, Priority® One3, Priority® 1300 and InfoCall® 190;
- calling card (Telecard™);
- prepaid card (Phoneaway®, Say G'Day™);
- information services numbers;
- number portability;
- advanced network routing; and
- screening functions.

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Our inbound services are important to our major business customers because they support their call centre and customer service operations.

We also operate two additional IN platforms, one that provides the full range of enhanced features which support our Telstra Mobile products and the other that provides a selected range of IN services supported by TelstraClear Limited.

Data networks

We operate a number of data networks, including a:

- switched data network (SDN);
- national transaction switching network;
- digital data network; and
- dial IP platform.

Our SDN is comprised of 450 switches, linked to access multiplexers at more than 1,200 sites around Australia. Fiscal 2001 saw the first deployment of 2.5Gbps interstate transmission for the backbone of the SDN, which was carrying all traffic by the end of fiscal 2002. The SDN provides:

- public packet switching data services suitable for a wide range of data applications;

- site-to-site and multi-site WAN connectivity;

- national coverage for frame-relay data services from 64 kbps up to 45 Mbps;

- national coverage for ATM data services, supporting access rates from two Mbps to 622 Mbps; and

- IP-VPN services, supporting a range of access types and value-added features.

Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our ATM point to point connections currently range from 64kbps to 34Mbps and we expect to grow this to a full STM-1 line rate early in fiscal 2003. In addition, we are upgrading our customer reporting capabilities, to be able to monitor customer specific service level agreements in relation to ATM and frame relay.

Our wholesale customers use the SDN as a key element of their own retail offerings. Increasingly, we are using the SDN as a building block for other services, including dial IP, ADSL, our mobile networks and for connecting regional centres to our national internet backbone network via MegaPoP®.

Our national transaction switching network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.

Our digital data network provides dedicated site to site DDS, at speeds of up to two megabits per second. This network has extensive coverage across Australia.

Our dial IP platform supports dial-up access from the ISDN or public switched telephone networks to LANs, WANs and online data applications.

Fiscal 2003 will see the first large scale deployment of a data network carrying voice calls from the public telephone network. The initial deployment will potentially see thousands of interstate voice calls carried over ATM connections.

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Internet Protocol (IP) networks

We operate a national internet backbone network. It is a fully IP-routed network, which provides the backbone for all our Telstra Internet Direct services, all Telstra BigPond™ internet offerings, as well as Telstra Wholesale's internet products.

Our internet backbone network connects to the rest of the internet via the international links provided by REACH and connects domestically via peering links with Australia's other main ISPs.

We operate two major internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including email, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested internet content so that customers receive faster web page delivery and we are able to contain our internet traffic costs.

We have a platform supporting Telstra Wholesale and Telstra internet services. This has been used to provide a Telstra BigPond™ Home product with universal local call access across Australia. Telstra BigPond™ Home is now available throughout Australia with dial-up access at the cost of a local call.

We deliver our Wideband IP and Telstra Ethernet Metropolitan Area Network services through ethernet switches located in customer buildings and interconnected by a high speed network.

We have also implemented a core, carrier grade IP network known as the Routed Data Network (RDN). It consolidates 26, mostly small, IP networks used for customer traffic and internal purposes.

Broadband network

Telstra delivers broadband capability through a variety of technologies, using cable modem, ADSL and satellite services.

Our hybrid fibre co-axial cable broadband network passes 2.5 million homes. Approximately 70% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with nodes capable of serving up to 1,200 customers each.

We designed the cable network to provide two way transmission for interactive services and high speed data transfer. The cable network provides pay television services and in most of the coverage areas also supports cable modems delivering broadband internet access.

ADSL is a broadband access technology using existing PSTN access infrastructure. We have three very fast broadband service options available to customers in ADSL enabled areas in Australia:

- an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up the phone line or needing an additional line;

- an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

- a service for ISPs to provide their customers with ADSL internet access.

Since August 2000 we have been rolling out our broadband services and we have achieved our target coverage for fiscal 2002 of 804 ADSL enabled exchanges. We also offer broadband services via both a two way satellite service and a satellite download/dialup backchannel, in areas of Australia unable to access broadband via cable modem or ADSL.

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Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 97.5% of the Australian population. We serve over 5.9 million services in operation (SIOs) with these networks. Through our investment in RWC, we also operate mobile services in Hong Kong.

In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2002, our GSM digital network in Australia had 56 mobile switches and base station controllers and 3,650 base stations. We are continuing to expand the capacity of the GSM network and the 295 new base stations established in fiscal 2002 provide additional capacity and enhance depth of coverage, while retaining our lead in breadth of coverage.

The GPRS service is available in the vast majority of our GSM network and provides "always on" data access to WAP and internet information services, as well as access to corporate customers' LANs and intranets.

Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage around double the area of the GSM network. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2002, there were 2,192 CDMA base stations nationally.

We also have a mobile radio packet data network operating to the Motorola DataTac protocol in major capital cities and in some large regional centres. This network services mobile electronic funds transfer systems and specialised data applications by allowing data to be sent to and received from large mainframe computer systems.

Electromagnetic energy (EME)

Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities, including handsets, may have adverse health consequences for users and the community.

We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and its employees.

We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and their base stations when used in accordance with applicable standards.

Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 10 years we have invested more than A$10 million in this program.

An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-Map software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-Map software to national and international health authorities as well as community and government organisations reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Telstra, WHO and the Australian Department of Health recently conducted a specialised EME training course for the Philippines Government as part of an international EME training program using our EME RF-Map software.

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Australian carriers have also chosen our EME rooftop management process for an industry trial to standardise EME management and ensure compliance with the Australian Communications Authority (ACA) electromagnetic radiation framework.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

- introducing new products to the market faster;
- further integrating our customer access technology and systems across channels; and
- reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

- sales and marketing;
- customer ordering and provisioning;
- online access for customers;
- billing and credit management;
- service assurance;
- workforce management; and
- back office processes.

We are focused on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers we will focus on driving efficiency and adaptability across our delivery systems.

Information technology alliances

We have a 22.6% equity interest in IBM Global Services Australia Limited (IBMGSA), also owned by IBM Australia (54.4%) and Lend Lease (23%). We have outsourced our data centre mainframe and midrange operations and a proportion of our applications maintenance and enhancement activities to IBMGSA for a 10 year period from July 1997. In March 2001 we entered into major IT applications development outsourcing agreements with EDS Australia in relation to billing activities and shared databases and with Deloitte Consulting in relation to our enterprise resource planning stream which encompasses finance, personnel and administrative IT systems. In August 2002, Telstra entered into a strategic relationship with Sun Microsystems for the supply of core online platforms and systems to create a single online operating environment.

Property, plant and equipment

Overview

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own approximately 5,369 freehold sites and occupy approximately 6,402 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which is discussed in "Operating and Financial Review and Prospects - Contractual obligations and commercial commitments".

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In August 2002, as a part of our comprehensive property strategy review, we sold seven office properties for A$570 million. We have entered into long term operating leases in relation to these properties.

Land access powers

The land access powers conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are more limited than those conferred by previous legislation. For this reason, in some circumstances we must obtain a number of consents, including the consent of the relevant town planning authority as well as from the owner of the land before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.

In some circumstances where we rely on the land access powers conferred by the Telecommunications Act to carry out construction activities, or where native title exists, compensation may be claimed against us.

Environmental issues

Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste, including obsolete and decommissioned equipment, are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to mitigate the potential for significant impacts. Each decommissioned plant is screened for hazardous substances such as PCBs and CFCs prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. The divestment of sites undergoes environmental screening prior to sale and, if appropriate, remediation.

There are no current significant environmental issues that impede the utilisation or integrity of our network operation.

Competition and Regulation

Competition

Overview

Competition in Australia's telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra's services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Proprietary Limited, ("Optus") won the second carrier licence, enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited ("Vodafone") began offering those services over their own networks.

On 1 July 1997, the Commonwealth Government introduced the current regulatory regime, which allows for open competition in Australia's telecommunications industry. Since then there has been a significant increase in the number of carriage service providers that have entered the Australian telecommunications market. At 30 June 2002, we supplied services to over 100 wholesale customers who compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to overall market telecommunication services growth. We expect both these trends to continue but at lesser rates.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (fixed) and Primus (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business' telecommunications traffic to their own networks, including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

As a result of an ACCC declaration, we are required to offer unconditioned local loop (ULL) services at prices, terms and conditions that can be arbitrated by the ACCC. This may provide a range of additional advantages to our competitors. In addition, the release of spectrum in the 3.4GHz band offers an alternative to fixed line delivery of telephony and data services. This auction, as well as prior auctions of mobile services spectrum, was subject to intense bidding by current and prospective competitors. The Communications Minister may make rules that limit our ability or the ability of others to participate in these auctions.

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services.

Competition and Regulation

Carriage service providers must provide their customers with call-by-call selection or "override" dialling and default choice or "preselection" in respect of national long distance, international calls and fixed-to-mobile calls all of which further assist other carriage service providers to compete. See "Competition and Regulation - Regulation" for a discussion of regulatory requirements for preselection.

Wholesale originating and terminating access and transmission services are important for facilities-based provision of national long distance and international telephony services. The pricing of these services influences the development of some of the retail offerings of our competitors.

Competition already exists in the wholesale provision of transmission services on major domestic and international routes. The pricing of these services is dictated by commercial negotiation and is falling as new competitors enter the wholesale market. The regulatory processes also provide a framework to determine terms, conditions and pricing of transmission services, particularly on routes that are not fully competitive.

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration at 30 June 2002 was approximately 64%. As this level of market saturation increases, we expect the rate of further market penetration to slow.

The Commonwealth Government mandated mobile number portability from 25 September 2001. This has allowed customers to change mobile service carriers while retaining their numbers.

Data services

Competition in growth markets such as frame relay and ATM networks is intense, both at retail and wholesale levels. While we are the clear market leader, there are typically 20 general and niche players operating in competition with us.

For more traditional data and leased line products operating in mature markets, competition is less intense and we offer both retail and wholesale products.

In addition, we provide ADSL solutions for both our wholesale and retail customers.

Internet access services

For internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The internet service provider market in Australia is highly competitive, with approximately 700 competing service providers.

Online services

Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors, including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.

We provide services under a range of brands including telstra.com®, Yellow Pages®, White Pages®, GOeureka™, Whereis™ and CitySearch.

Competition and Regulation

Wholesale services

Telstra Wholesale currently has approximately 110 wholesale customers and 20 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for its customers such as PSTN interconnection, Local Carriage Service and a number of ADSL products.

Since June 2001 we have moved from around 20 arbitrations before the ACCC to only two Pay TV arbitrations. These involved C7 and TARBS. At 30 June 2002 there were no disputes concerning Telstra Wholesale. This is a demonstration of the significant progress made in negotiating wholesale deals commercially and expeditiously during fiscal 2002.

Pay television

The pay TV services market is competitive. FOXTEL, of which we own 50%, is the leading pay TV provider in Australia with almost 800,000 subscribers, as at 30 June 2002. FOXTEL is well positioned to compete on the basis of its brand and diverse programme offerings and deliver over both cable (via Telstra) and satellite. FOXTEL continued its consistent history of annual growth with 7.4% growth in subscribers in fiscal 2002.

FOXTEL and Optus Vision are the main providers of pay TV services over cable in largely overlapping areas. FOXTEL also provides satellite services to homes not passed by our cable network.

Austar distributes pay TV through wireless and satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and Austar compete only in limited areas. While there are no restrictions on FOXTEL entering the Austar territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the Austar territory. Also, FOXTEL has licensed some programming to Austar on an exclusive basis and FOXTEL may not provide a satellite service containing this programming in areas serviced by Austar. Other pay TV operators offer limited services.

Pay TV providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programmes.

Competition is currently based on a number of factors including programming, brand, price, marketing and service support, means and geographic scope of service delivery.

FOXTEL has historically experienced high customer churn rates. Churn rates over the past year have been at historically low levels and we attribute some of this to the introduction of the AFL service via the launch of the Fox Footy channel on a 24 hour basis.

In September 1999 the ACCC declared an analogue cable subscription television broadcast carriage service. Several potential subscription television competitors have sought access under the declaration and we continue to be engaged in arbitration with these access seekers. The ACCC has not declared a digital service. See "Competition and Regulation - Regulation - Access".

In March 2002 FOXTEL concluded a series of agreements one of which was with Optus Vision to provide FOXTEL programming to Optus for retransmission on their service. If approved by the ACCC, under this agreement, FOXTEL will take over the responsibility for paying the program content obligations of Optus. The ACCC's initial review of the agreement resulted in a determination that the agreement would likely result in a substantial lessening of competition. We and FOXTEL have since presented a number of undertakings to the ACCC to resolve the areas of concern and these continue to be under review by the ACCC.

Competition and Regulation

Also in March 2002 FOXTEL agreed to supply its service to Telstra in order for Telstra to resell the service as part of our bundled offerings along with our consumer telecommunications products. We have subsequently obtained a broadcast licence via a wholly owned subsidiary and have notified the ACCC of a technical third line force caused by selling a bundle of telecommunications services directly along with the Pay TV service via a subsidiary. This notification is with the ACCC for consideration at this time.

The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the number of companies offering a retail payTV product (including Telstra) and much of this will be the FOXTEL product either as a resale product or as content supplied from FOXTEL to other infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of pay TV.

Provided the March 2002 agreements are approved, we anticipate that in fiscal 2003 FOXTEL and Telstra will undertake the digitisation of the HFC network and this will lead to a further expansion of the pay TV product offering.

Advertising, Information and Directory Services

We compete with a variety of domestic and international companies. We expect increasing competition in our advertising directory services business as we continue to maintain the integrated public number database for use by eligible carriage service providers and others wishing to offer competitive advertising directory services, particularly in the online arena. Public number directory publishers may also seek access to the database. We have already experienced increased competition in this business from regional competitors.

Our print directories White Pages® and Yellow Pages®, are key advertising outlets for Governments and businesses, in particular small and medium enterprises across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other media, newspapers, direct marketing and trade publications, among others, which also target a similar customer base.

Payphones

In our payphones business, we expect increasing competition due to new market entrants and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

- industry specific competition regulation;
- extensive industry specific consumer protection regulation;
- industry codes and standards under a self-regulatory regime;
- no limits on the number of carriers;
- carriage service providers with many of the same access rights and obligations as carriers; and
- limited carrier land access rights and statutory immunities.

Reviews have been undertaken in fiscal 2001 and 2002 on some specific telecommunications regulations with the most significant having been the Productivity Commission's review of telecommunications competition regulation.

Principal industry regulators

The Communications Minister is primarily responsible for telecommunications industry policy and legislation.

Competition and Regulation

The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.

The ACCC administers the Trade Practices Act (TPA), regulates competition generally and protects consumers and also includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and our retail price caps and price control arrangements.

The Australian Communications Authority (ACA) is responsible for regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

- carrier licensing;
- technical regulation;
- quality of service;
- the customer service guarantee (CSG);
- preselection, numbering and number portability;
- the USO;
- the DDS obligation;
- spectrum management; and
- industry codes and standards.

The ACA may give written directions to carriers, carriage service providers and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licences, conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.

Both the ACCC and the ACA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACA. However, both the ACCC and the ACA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, carriage service providers and other industry participants. These activities mainly relate to matters affecting:

- consumers;
- inter-carrier operations;
- interconnection and performance of networks;
- radio;
- environmental issues; and
- customer equipment and cabling.

Competition and Regulation

The ACA may register such codes under the Telecommunications Act and direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or carriage service provider does not comply, they may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant agreed, which include non-monetary "public censure" sanctions.

The codes registered under Part 6 of the Telecommunications Act with the ACA at 30 June 2002 are for:

- the handling of life threatening and unwelcome calls;
- call charging and billing accuracy;
- end-to-end network performance;
- preselection;
- commercial churn;
- calling number display;
- complaint handling;
- customer information on prices, terms and conditions;
- billing;
- credit management;
- customer transfer;
- mobile number portability;
- unconditioned local loop service network deployment rules;
- integrated public number database, data provider, data user and IPND manager;
- emergency call services; and
- provision of assistance to national security, enforcement and government agencies.

The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most carriage service providers unless exempted by the ACA.

Carriers, carriage service providers and content service providers

We are a carrier, carriage service provider and a content service provider.

A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence.

A carriage service provider supplies a telecommunications service to the public using network infrastructure owned by a carrier.

A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or carriage service provider must not engage in anti-competitive conduct in breach of the competition rule. A carrier or a carriage service provider may breach the competition rule if it:

- contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or

Competition and Regulation

- has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or a carriage service provider has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms, but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or carriage service provider.

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with, or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or carriage service provider for penalties or damages.

To issue a competition notice (Part A or Part B) the ACCC need only have a reason to believe that there is a breach of the competition rule, rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier's or carriage service provider's competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.

A carrier or a carriage service provider may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:

- it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and
- the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or carriage service provider a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or carriage service provider does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at the same time as, or after, a Part A competition notice. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or a carriage service provider to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or carriage service provider complies with the advisory notice. Also, a court may have regard to the ACCC's opinion in determining whether a carrier or a carriage service provider is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

On 6 September 2001, we were issued with a Part A competition notice in relation to the price at which we offer our wholesale ADSL service, Flexstream®. The ACCC withdrew the competition notice on 15 May 2002.

No competition notices remain in force against Telstra.

Competition and Regulation

Information gathering powers

The ACCC may seek information from carriers or carriage service providers with substantial market power in the telecommunications industry concerning charges for products and services, including in our case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place new financial record-keeping rules. These accounting rules require detailed six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules, but only in relation to retail services.

2000 review

The Productivity Commission commenced a review of the industry specific competition regulation in the TPA in June 2000 and submitted its final report to the Minister (the Treasurer) in late calendar 2001. In its final report, the Productivity Commission recommended the retention of the telecommunications-specific competition regulation only on the basis that a review of the ACCC's decision to issue a competition notice was subject to merits review. In addition the Productivity Commission recommended certain changes to the telecommunications access regime under Part XIC, much of which was designed to encourage the speedy resolution of arbitration decisions.

On 24 April 2002, the Communications Minister announced a series of additional regulatory measures would be introduced in response to the Productivity Commission's report. The Minister said that the Government will be requiring accounting separation of Telstra's wholesale and retail arrangements in order to ensure Telstra's wholesale arm treats all retail providers in an equitable fashion. Further, in August 2002 the Government announced the establishment of an independent panel to assess the telecommunications services in regional, rural and remote Australia. The panel's report may help the Government decide whether to sell its remaining 50.1% shareholding in Telstra.

The Minister also announced that the Government is proposing to remove Telstra's merits appeal rights from the ACCC's final decisions in arbitrations, although they would remain for ACCC decisions on undertakings. ACCC decisions in relation to undertakings and final arbitral determinations have previously been subject to appeal on merits to the Australian Competition Tribunal.

The exact details of those changes have not been announced and their potential impact on Telstra's financial performance is uncertain.

Retail price restrictions

The Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005.

Competition and Regulation

CPI-X or CPI+X price restrictions

We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly. Previously this cap was set at CPI less 5.5% and the group of services was much broader and included connections, line rental, mobile calls and leased line charges.

We have scope to increase line rental charges by up to CPI+4%. This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that we should be permitted to increase the line rental charge to cover costs, while at the same time reducing call prices which have, in the past, subsidised the below cost line rental.

Connection services continue to be capped so that the charge for them increases by no more than the CPI.

The ACCC has powers to monitor and report on our compliance with price controls.

Local call charges

We and other carriage service providers must offer untimed local calls to:

- residential and charity customers for all local calls; and
- business customers for local voice calls.

We are not permitted to charge more than 40 cents (incl. GST) for a local call from a public payphone. We are not permitted to charge more than 22 cents (incl. GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We currently offer the HomeLine™ Budget Plan with a line rental of A$17.50 (A$4.40 less than the standard line rental) and a local call price of 30 cents. The plan suits customers who make very few calls.

We also offer reduced rates for local calls with some of our service plans and discounted neighbourhood call rates.

We continue to be obliged to ensure that:

- our average price for untimed local calls provided to residential/charity customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and

- our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.

Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999 we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge.

Access

The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.

Competition and Regulation

Declaration of services

The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be "declared services". Carriers and carriage service providers have a qualified right to acquire declared services from other carriers and carriage service providers.

Carriers and carriage service providers must comply with "standard access obligations"

Unless exempted by the ACCC, carriers and carriage service providers who supply declared services to themselves or anyone else must comply with "standard access obligations". They must provide the declared services to carriers, carriage service providers or content service providers who require them in order to provide telecommunications services or content services to end users.

Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.

Current declared services

The ACCC has issued statements listing the following as declared services:

- originating and terminating access for domestic PSTN and ISDN, GSM and CDMA mobile telecommunications networks;
- transmission capacity on all routes (except links between mainland capital cities) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher megabits per second (Mbps);
- digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);
- conditioned local loop service (a bundled service for the supply of unswitched voice transmission capacity in the local loop);
- the diversion of calls made to disused analogue numbers to the customers' new GSM-based numbers;
- an ULL service using unconditioned copper wire in our local loop;
- local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);
- local carriage services (in effect, this is local call resale);
- analogue cable subscription television broadcast carriage service; and
- the spectrum sharing service (also known as "line sharing") announced on 30 August 2002.

Terms and conditions of access

A carrier or carriage service provider may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking, including the relevant terms and conditions, has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Competition and Regulation

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra's supply of its telephony services. The only two arbitrations in which Telstra is currently involved concern analogue Pay TV services. However, it may be that in the future some of Telstra's wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service.

The ACCC has wide discretion in access disputes to deal with any matter relating to access to the declared service and may terminate an arbitration in certain circumstances.

ACCC decisions in relation to undertakings and final arbitral determinations are currently subject to appeal on the merits to the Australian Competition Tribunal. However, on 24 April 2002, in his press release advising of the Government's proposed response to the Productivity Commission, the Minister announced that the Government is proposing to remove merits appeal rights from the ACCC's final decisions in arbitrations, although they would remain for ACCC decisions on undertakings.

In September 2001, several amendments to the arbitration process were made. These amendments were designed to streamline the way in which the ACCC deals with arbitrations.

Access pricing

The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.

The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (TSLRIC) of providing the service.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less "average retail" (or avoidable) costs in any access dispute.

PSTN originating/terminating access

The ACCC has made final determinations on PSTN access price for two arbitrations. We appealed these decisions with the Australian Competition Tribunal in September 2000, seeking to have our view of the appropriate price payable for the service considered by the Tribunal. These proceedings have since been settled through commercial agreement.

The ACCC's view on PSTN access costs will also directly impact its view on the cost of provision of ULL and other PSTN based services.

GSM and CDMA termination

The ACCC has issued final pricing principles for GSM termination. These principles tie reductions in the GSM termination rate to downward movements in mobile services retail prices. The ACCC has indicated that the same principles will apply for CDMA termination.

Competition and Regulation

PSTN termination to non-dominant carriers

The ACCC has issued final pricing principles for PSTN Termination to non-dominant Carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of non-dominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of Telstra's TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles.

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or "line sharing") on 30 August 2002. We are unaware of the approach that will be used by the ACCC in determining the appropriate price for the service.

Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

- its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;
- information relating to the operation of its networks; and
- its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are collocated on towers and in underground ducts, unless the ACA finds that collocation is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network, but has not done so to date.

Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.

Carrier licences

Carrier licences are issued by the ACA. The annual charge for a carrier licence is currently A$10,000 plus a pro rata revenue-based contribution to industry regulatory costs.

All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently requires us to:

- provide operator and directory assistance services;
- annually produce, publish and provide an alphabetical telephone directory;
- establish and maintain an integrated public number database and provide access to the database to all carriage service providers;

Competition and Regulation

- ensure reductions in connection and annual charges for certain basic telecommunications services of at least specified amounts if a customer does not rent a handset from us for use with that service;

- have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;

- provide resale (for a limited time) of and/or roaming on, our analogue service to the operators of proposed new digital mobile networks on commercially negotiated or arbitrated terms and conditions; and

- extend an equivalent mobile service to those areas previously served by the analogue network. We are providing this through our CDMA network.

Carriage service provider obligations

A carriage service provider that provides certain basic telecommunications services must provide or arrange for the provision of:

- itemised billing services;
- operator services; and
- directory assistance services to end users.

We must provide operator and directory assistance services to carriage service providers on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A carriage service provider must supply information for the integrated public number database.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

- inspect the land to determine whether the land is suitable for the carrier's purposes;
- install a facility on the land; and
- maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

- the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;

- the facility has been determined to be a "low impact facility" by the Communications Minister (for example, specified types of underground conduit and cable); or

- the facility is a temporary defence facility.

If we engage in these activities, we must restore land and are liable to pay compensation to land owners for financial loss or damage caused by our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities' installation activities.

Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.

No limitation of tort liability

The ACA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.

Competition and Regulation

Number portability

Number portability allows customers to switch certain services to another carriage service provider but keep the same telephone number.

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

- local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;

- Inbound Number Portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000; and

- mobile number portability became available from 25 September 2001.

Terms and conditions of supply are negotiated or arbitrated

The terms and conditions on which carriage service providers supply number portability are set by commercial negotiation or arbitration.

The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or carriage service provider should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

Mobile number portability

The ACCC's final report on mobile number portability pricing principles only allows us to recover from other carriers or carriage service providers our efficiently incurred transit costs of providing mobile number portability from other carriers or carriage service providers.

Preselection and override codes

Preselection allows customers, while connected to a carriage service provider, to specify another carriage service provider to provide some telecommunications services. Override codes allow a customer to select a different carriage service provider on a call-by-call basis.

Currently, carriage service providers must provide for the preselection of one carriage service provider for the following voice calls:

- national long distance calls;
- fixed-to-mobile calls;
- international calls; and
- some operator services.

An override function for these voice calls must also be provided.

The terms and conditions for provision of preselection are as agreed between the carriage service providers. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

Competition and Regulation

Analogue network closure

In compliance with a direction by the Communications Minister, aimed at encouraging greater competition, we closed down the analogue AMPS cellular mobile network in the first half of fiscal 2001. The replacement digital CDMA network now covers over 50% more land area than the previous AMPS network. It is notable that, following a detailed independent review, the ACA itself has publicly acknowledged that the CDMA network equals, and in many cases exceeds, the coverage performance of AMPS.

Interception

Carriers are required by law to cooperate with law enforcement agencies in Australia. They must, unless exempted by the Communications Minister, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services can be made interceptable. Moreover, carriers are required to bear the capital and ongoing costs of implementing interception capability in their networks.

Universal service and digital data service (DDS) obligations

Except for two pilot areas where USO contestability is being trialed (see below), we are currently the national universal service provider for the whole of Australia. This means that we must ensure that standard telephone services and payphones are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business, and that any additional carriage services that might be prescribed by regulation are provided. As part of this obligation, we must make prescribed equipment and services available for persons with a disability for use in connection with a standard telephone service. The current standard telephone service is primarily a carriage service for the purposes of voice telephony that passes a connectivity test. However, although this has not been done to date, additional purposes for the standard telephone service may be prescribed by regulation. If such regulations were made, this would be likely to result in substantial additional costs.

We have also been declared a DDS provider which requires us to ensure that all people in Australia have reasonable access on a commercial basis to a 64 kilobits per second (kbps) ISDN service. Currently, 96% of the Australian population can access ISDN. For the remaining 4% of the population we are required to provide access to a satellite downlink service, with broadly comparable data speed to ISDN, through the special digital data service (SDDS) obligation. These customers may be entitled to a rebate of up to 50% of the price of purchasing and installing the necessary satellite receiving equipment.

In our roles as the national universal service provider, DDS provider and SDDS provider, we are required to submit plans to the Communications Minister on how we will progressively fulfil our USO, DDS and SDDS obligations. The Minister has approved our Policy Statement and Marketing Plan and DDS plans for ISDN and satellite.

The Communications Minister may determine a system to select carriers to be national universal service providers or a regional universal service provider for all or some universal services for particular years.

Competition and Regulation

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy in the course of fulfilling the USO and DDS obligation are required to be shared among all carriers. The Telecommunications Act provides that a universal service provider's net universal service cost as assessed by the ACA is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a Universal Service Reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.

However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999, the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance - he recently determined costs for fiscal 2002 as A$240 million, fiscal 2003 as A$234.1 million, fiscal 2004 as A$231.7 million and is currently in the process of making a determination for fiscal 2005.

As provider of the USO, we receive no contribution from other carriers for any non-recognised USO costs.

USO contestability

The Telecommunications (Consumer Protection and Service Standards) Act 1999 provides for contestability in the supply of the USO, with multiple service providers (authorised by the ACA) entitled to compete for customers in defined geographic areas and to receive a per-customer subsidy. These arrangements commenced on 1 July 2001 in two pilot regions, with individual subsidies ranging from A$120 to A$1,920 per annum per service in fiscal 2002.

The legislation contains many Ministerial and regulatory agency discretions. These discretions may have a material impact on the nature of the USO, the determined cost of the USO, our share of that cost and industry funding requirements. To date, no carrier (apart from Telstra) has registered to take part in the pilots.

As provided for in the Telecommunications (CPSS) Act 1999, the Minister is currently conducting a review of the pilot arrangements.

Customer service guarantee (CSG)

At the direction of the Communications Minister, the ACA has made mandatory standards for carriage service providers in relation to the connection and restoration of basic telephone services and enhanced call-handling features and the keeping of appointments with customers related to these specific activities. These customer service standards have been in effect since 1 January 1998. Following a direction by the Communications Minister, the ACA issued in May 2000, a new CSG standard that came into effect in July 2000. The new standard only applies to eligible customers with five or less specified telephone services and tightens some connection and restoration timeframes.

The damages payable under the new standard are:

- for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and

Competition and Regulation

- for a delayed connection or repair, A$12 for residential customers and A$20 for business customers for each working day of delay up to five working days and A$40 per working day of delay after that.

However, damages cannot exceed A$25,000 per customer for each contravention.

From August 2000, if a carriage service provider has reason to believe that an event has occurred that is reasonably likely to result in it being liable to pay damages to a customer for a breach of a standard, the carriage service provider must notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period, whether or not the customer has claimed those damages.

In September 2001 the ACA made some minor amendments to the CSG standard. These included a changed definition of interim services (eg. a fixed mobile service or satellite service) and new provisions which enable a carriage service provider to extend such offers to include other alternative services such as call diversion.

The ACA conducted a review of the CSG Standard in September 2001. This review focussed on a number of recommendations made in the report to Government by the Telecommunications Service Inquiry (Besley Inquiry). Telstra made a detailed submission to the ACA which has now made recommendations to the Communications Minister. The Minister is currently considering the ACA recommendations.

In February 2002 the ACA also made a formal Telecommunications (Performance Standards) Determination under the CSG standard which sets out how offers of alternative services are to be made including information to be given to customers as part of such offers.

Supply terms and conditions

Under a determination made by the ACA, carriage service providers that formulate a standard form of agreement relating to the supply to an ordinary customer by the provider of designated goods and services have been required since March 2000 to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Offshore Expansion

We own 50% of REACH which, through its wholly owned subsidiary REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.

We also own 100% of Joint Venture (Bermuda) No 2 Limited which, through its wholly owned subsidiary Hong Kong CSL conducts a cellular mobile business in Hong Kong. Hong Kong CSL holds a Public Radiocommunication Service licence, which covers the establishment, maintenance and operation of a cellular network in Hong Kong.

Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and Hong Kong CSL must comply.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally based on the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of internet services.

Competition and Regulation

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 under the Telecommunications Ordinance and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA's powers include:

- issuing licences;
- making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;
- requiring a licensee to comply with the terms of its license and any applicable legislation; and
- to suspend or revoke licenses as enforcement measures or for the protection of the public interest.

Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world.

Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions, which are being gradually phased out.

There is a proposal to regulate the acquisition of carriers in Hong Kong. On 17 May 2002, the Telecommunications (Amendment) Bill 2002 was introduced to the House Committee of the Legislative Council of Hong Kong. The purpose of that Bill is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to control changes in control to a carrier licensee which have, or are likely to have, the effect of substantially lessening competition in a telecommunications market. In light of submissions received, the House Committee agreed to form a Bills Committee to study that Bill in detail.

Third generation mobile services licence

Hong Kong CSL is one of 4 successful bidders for a third generation mobile services licence at the reserve price.

Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report. Those financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia (AGAAP), which differs in certain respects from Generally Accepted Accounting Principles in the US (USGAAP). A discussion of the principal differences between AGAAP and USGAAP as they relate to us and a reconciliation of the net income and shareholders' equity to USGAAP, is provided in note 30 to our financial statements.

This section includes statements of future expectations and forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. A discussion of some of the principal risks that could affect our business is presented in this annual report under the heading "Key Information - Risk factors". Also refer to "Key Information - Cautionary statement regarding forward-looking statements".

In this section, we refer to our fiscal years ended 30 June 2000, 30 June 2001 and 30 June 2002 as fiscal 2000, fiscal 2001 and fiscal 2002 respectively and we have referred to the three fiscal years ended 30 June 2002 as the three-year period.

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or "GAAP" have evolved. As our financial statements are prepared under AGAAP our accounting policies are necessarily compliant with all aspects of AGAAP. AGAAP is based on a 'substance over form' conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with AGAAP we also align our accounting policies with USGAAP. This reduces the number of AGAAP/USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

Operating and Financial Review and Prospects

In all material respects our accounting policies are applied consistently across the Telstra group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below generally apply to all segments of the company. Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to these policies, as set out below.

The following are the critical accounting policies we apply in producing our AGAAP financial statements.

Carrying value of investments, goodwill and other intangible assets

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually based on their recoverable amount. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable entities' revenue or earnings multiples, or in the case of listed investees, monitoring of share prices. These methodologies sometimes rely on factors such as forecasts of future performance and long-term growth rates of the investee, selection of discount rates and appropriate risk weightings, and determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down our investments.

These assessments have resulted in write-downs totalling:

- A\$26 million in fiscal 2002;

- A\$1,065 million in fiscal 2001, mainly from the write-down of our investment in RWC by A\$999 million; and

- A\$39 million in fiscal 2000.

Based on our most recent assessment of recoverable amount we believe that as at 30 June 2002 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

- **Deferred expenditure**

    We defer significant items of expenditure to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Expenditure is not deferred if it only relates to revenue that has already been recorded. We amortise this deferred expenditure over the average period in which the related benefits are expected to be realised (10 years in fiscal 2000 and 5 years in fiscal 2001 and fiscal 2002). Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure

Operating and Financial Review and Prospects

that is no longer recoverable is written off as an expense in the statement of financial performance. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$819 million at 30 June 2002, A$863 million at 30 June 2001 and A$223 million at 30 June 2000.

- **Capitalisation of software assets developed for internal use**

  We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability.

  We capitalise costs such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees and contractors directly associated with a project and borrowing costs incurred while developing the software.

  At 30 June 2002 our capitalised software assets for internal use, after amortisation, were A$1,804 million, A$1,625 million at 30 June 2001 and A$1,258 at 30 June 2000. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.

- **Constructed property, plant and equipment**

  The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads, and borrowing costs. Indirect overheads and borrowing costs cannot be directly attributed to constructed assets. As a result of this, the allocation of these costs between capital assets and operating expenses involves a degree of management judgement.

  Indirect overheads are generally attributable to the construction of assets and do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects and the management of construction contracts. Where the role of a part of the work force is predominantly management, design and construction of communication assets, we allocate all indirect overheads associated with the operations and management of that work force to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

  Borrowing costs are capitalised on all assets constructed. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

  Refer "Operating and Financial Review and Prospects - Critical accounting policies applied in our USGAAP reconciliation" for discussion on amounts capitalised under USGAAP which have not been historically capitalised under AGAAP.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets make up 62% of our total assets in fiscal 2002, 61% in fiscal 2001 and 74% in fiscal 2000. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. We assess the recoverable amounts of our fixed assets bi-annually, based on expected future net cash flows discounted to their net present value. Where assets can

Operating and Financial Review and Prospects

be shown to be working together to generate net cash flows, this assessment is performed over the group of assets, rather than individually. If our estimates of future cash flows prove to be incorrect we may be required to write down assets in the future. In applying this policy we have not written down significant amounts of property, plant and equipment assets during the past three years.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful life prove to be incorrect we may incur either higher or lower depreciation charges in the future, or in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 5 years. This is currently under review, as some major systems have a longer useful life. The impact of the review, if any, will be reflected in amortisation expense in fiscal 2003 and beyond.

Doubtful debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management's assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$221 million at 30 June 2002, A$192 million at 30 June 2001 and A$227 million at 30 June 2000. Trade debtors before any provision for doubtful debts were A$2,663 million at 30 June 2002, A$2,799 million at 30 June 2001 and A$2,467 million at 30 June 2000.

Critical accounting policies applied in our USGAAP reconciliation

We disclose our AGAAP/USGAAP reconciliation differences in detail in note 30 to our financial statements. The adjustments that we believe have the most significant impact on the USGAAP reconciliation are as follows.

Capitalisation of indirect overheads and borrowing costs before 1 July 1996 for property, plant and equipment

Under AGAAP we did not capitalise indirect overheads and borrowing costs pre 1 July 1996. However under USGAAP we were required to retrospectively reflect the policy as if we had always capitalised indirect overheads and borrowing costs. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the addition to property, plant and equipment adjustment made each year and the resulting annual amortisation expense.

As at 30 June 2002 property, plant and equipment with a net book value of $826 million has been capitalised for USGAAP purposes, which was not capitalised under AGAAP.

Operating and Financial Review and Prospects

Defined benefit plan prepaid pension asset and retirement benefit gain

We engage an actuary to assist in the determination of our prepaid pension asset and retirement benefit gain. The following assumptions are used to calculate the adjustment:

- discount rate;

- rate of increase on salary levels; and

- expected long-term rate of return on assets.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(f) to our financial statements.

There is no requirement under AGAAP to recognise these assets or gains.

Use of Telstra applicable yield curves for the purposes of calculating the fair value of our derivative financial instruments

We are not required to recognise the fair value of our derivative financial instruments in the statement of finacial position for AGAAP. Under USGAAP we are required to recognise the fair value of our derivative financial instruments in the statement of financial position. We calculate fair value using a market adjusted yield curve to take into consideration the cost of funding for Telstra. We adjust the base curve for Telstra's borrowing margin. If an unadjusted market yield curve was applied, this would result in a different fair value being recognised.

Use of certain estimates and assumptions concerning the calculation of compensation expense relating to remuneration based share plans

Under AGAAP we only expense options and employee shares when it is certain that there is a cost that will be realised by Telstra. Under AGAAP we do not expense the fair value of our executive option plans or employee share plans. We expensed the fair value for USGAAP purposes and have expensed an additional A$41 million in fiscal 2002, A$9 million in fiscal 2001 and A$66 million in fiscal 2000 for USGAAP.

Our compensation expense is calculated by using various assumptions and variables. For example:

- risk free rates;

- dividend yield;

- expected stock volatility;

- expected life of the options;

- probability that performance hurdles will be met; and

- estimated forfeiture.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(m) to the financial statements.

Changes in accounting policies

We have not changed any of our accounting policies in fiscal 2002.

In fiscal 2001 we adopted US Securities Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements", the effect of which is described below in "Results of operations", "Operating revenue" and "Operating expenses". Further information regarding the changes in our accounting policies is provided in note 1.2 to our financial statements included with this annual report.

Operating and Financial Review and Prospects

In fiscal 2000, we changed our accounting policy regarding the treatment of mobile handset subsidies. Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of the subsidy is deferred and written off over the contract term. Prior to 1 July 1999 we expensed the subsidy in the year the contract was signed.

Overview of key factors affecting our business and financial performance

During the three-year period, we have increased our revenues from mobile telecommunications and other value-added services. We are continuing to implement operational changes to improve our productivity and operating efficiency. We have also increased our focus on wireless data and broadband applications and content.

Most of our revenues are generated from basic access, fixed and mobile call charges, data and internet services, directory services and intercarrier services. Our controlled entities contributed 9.9% of our total sales revenues in fiscal 2002, 7.2% in fiscal 2001 and 4.7% in fiscal 2000.

While we intend to continue to control our operating costs, we are focusing on three areas as opportunities to increase our revenues:

- **Domestic retail operations:** Although growth in our revenue from this market has been limited by competition, this market remains our main focus, is the most significant part of our company and provides us with the cash flow to continue to invest and develop our business. We are improving our marketing and our customer service in this area by:

  - offering a broad range of product packages that includes traditional products packaged with new products;

  - re-balancing our prices to reduce per call charges while increasing basic access fees;

  - providing high speed internet access products;

  - continuing to increase the number of mobile service users; and

  - providing more products on our mobile networks.

- **Applications and content:** We have continued to grow our White Pages® and Yellow Pages® online directory businesses and as telecommunications, computing and media technologies converge, we intend to focus on enhancing our capabilities to provide new and innovative application and content services and expand further into these converged markets. We intend to enhance our capabilities across a number of content services and access and delivery technologies to position ourselves to take advantage of opportunities in these new markets as they unfold.

- **International expansion:** We intend to expand our business and grow revenues and profits outside Australia, particularly in the Asia-Pacific region. Our existing investments in REACH, RWC and TelstraClear provide us with a foundation in the Asia-Pacific region. We will also continue to explore other selected international investment, acquisition and alliance opportunities.

In recent years, we have devoted substantial capital to upgrade our telecommunications networks, eliminate components that were no longer useful and improve the systems used to operate our networks. As an example, in fiscal 2001 we closed our analogue mobile network and in fiscal 2002 continued the rollout of our CDMA mobile network.

Operating and Financial Review and Prospects

We have also focused on our operating efficiency and continued to strive to be more commercially oriented. Our efforts have included:

- streamlining our systems and processes, including the adoption of the Six Sigma management tools and techniques;

- improving work practices; and

- systematically reviewing our cost structures and the way we deliver service to our customers.

So far these initiatives have allowed us to achieve cost efficiencies in many areas, while at the same time improving customer services. They also have resulted in a large reduction in the number of our full-time employees.

During the three-year period, we reduced the number of our domestic full-time employees from 50,761 in fiscal 2000 to 40,427 in fiscal 2002. Domestic full-time employees do not include employees in our offshore entities, or part time and casual employees, but include expatriate staff in overseas controlled entities. We refer to the total of our domestic and offshore full-time, casual and part-time employees as full-time employees and equivalents. During the three-year period we also reduced our full-time employees and equivalents from 53,055 to 44,977.

We are in the second phase of our Next Generation Cost Reduction (NGCR) programme and have identified some specific opportunities to reduce operating costs in this second phase. These opportunities include:

- reductions in the cost to bring new products to the market in our mobiles business unit;

- obtaining better value from our capital expenditure;

- rationalising our various IT and network platforms;

- improving network efficiency;

- managing total labour costs more efficiently; and

- consolidating our managed services businesses.

We are committed to continuing our review of areas of the business where cost efficiencies can be gained, while simultaneously maintaining or improving customer service.

In February 2001, we sold our global wholesale business to REACH, our 50% owned Asian joint venture with PCCW. Revenue from this business is now recorded by REACH. At the same time, we acquired a 60% interest in RWC. In June 2002 we acquired an additional 40% in RWC and now own 100% of the RWC group. The main asset of RWC is one of Hong Kong's leading wireless businesses, Hong Kong CSL.

Outlook

We expect our financial results in fiscal 2003 and future years to be affected by the following principal factors:

- continuing rapid changes to our competitive environment as competition intensifies and our regulators amend the applicable laws and regulations to continue opening the markets in which we compete;

- actions taken by our regulators and by the Commonwealth Government to control our prices and mandate services that we are required to provide;

- our ability to introduce new value-added products and services to compensate for lower prices and volumes in our traditional product lines;

Operating and Financial Review and Prospects

- the ongoing results of our investments in REACH, RWC and TelstraClear;

- our ongoing efforts to control our costs and maintain our efficiency; and

- economic conditions globally and in Australia.

Throughout the three-year period the Commonwealth Government has reiterated its commitment to the sale of its remaining share in Telstra. In conjunction with this commitment the Government is in the process of undertaking reviews of Telstra's services, principally to regional and rural Australia. The full privatisation of Telstra will depend upon the passing of appropriate legislation through Parliament. If approved and implemented, the full privatisation of Telstra would be expected to reduce current restrictions, such as our ability to raise equity capital and use our equity for acquisition opportunities. See "The Commonwealth as shareholder" under "Major shareholders and related parties".

Through our revenue growth and expense containment initiatives, we expect to maintain strong cash flows from our operating activities. We expect that we will be able to fund planned ongoing operational capital requirements in our networks and systems through our operating cash flows. We will continue to consider strategic acquisitions, alliances and other investment opportunities, some of which may be substantial, although we intend to maintain a conservative debt-to-equity ratio and strong interest cover.

Competitive environment

Since 1991 the Commonwealth Government has continually adopted laws and regulations aimed at opening competition in the Australian telecommunications markets. As at 30 June 2002, competing in Australia there were approximately:

- 82 licensed carriers who owned network infrastructure to supply telecommunications services;

- over 100 carriage service providers who supply telecommunication services using network infrastructure owned by other carriers; and

- over 700 internet service providers.

It is possible for a telecommunications provider to be a carrier, carriage service provider and internet service provider simultaneously.

While increased competition has resulted in lost market share in some traditional product areas and falling prices, the overall volume of telecommunications services purchased in Australia has continued to grow. In response to a growing and competitive market we have introduced innovative products and services and improved our operating efficiency. We expect that these trends will continue to be major factors affecting our future operations and financial results for at least the next several years.

Regulatory environment

Our regulators have broad discretion to regulate our business and operations. Actions by the regulators may adversely affect our operations and financial performance over the next several years.

The Productivity Commission conducted a review of the industry specific competition regulation in calendar 2001 and handed down its final report in early fiscal 2002. This may result in legislative changes to the regulatory environment in the future, which may be favourable or unfavourable to Telstra.

Operating and Financial Review and Prospects

In April 2002 the Communications Minister announced a series of regulatory changes which may be introduced in response to the Productivity Commission's report. Some of these changes may include accounting separation of Telstra's wholesale and retail arrangements as well as the removal of Telstra's merits appeal rights from the ACCC's final decision in arbitrations, whilst retaining merits appeal rights for ACCC decisions on undertakings. The exact details of these changes have not been announced and their potential impact on Telstra's financial performance is uncertain.

Over the three-year period, the ACCC and ACA have continued to be active in telecommunications markets. Legislation has facilitated their ability to exercise their powers and has reduced our ability to challenge their actions. If current trends continue, their actions could adversely affect our operations and profitability, as well as our plans to upgrade and expand our networks. Examples of the type of regulatory developments that have occurred during the three-year period that in the aggregate could impact our future financial results include:

- the ACCC's declaration of local call resale and access to our Unconditioned Local Loop (ULL);

- the ACCC's announced pricing principles for local carriage services which impact ACCC arbitration determinations on the local call resale price;

- legislative capping of our ability to recover costs associated with our universal service obligation and the tendering trial for the universal service obligation;

- the ACCC's pricing principles for ULL services and associated ULL arbitration pricing determinations; and

- reduced evidentiary threshold for the ACCC to impose competition notice processes.

Results of operations

Table 1 – Results of operations

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
	(in A$ millions)			(% change)	
Sales revenue	**20,196**	18,679	19,343	**8.1**	(3.4)
Other revenue	**606**	4,304	1,162	**(85.9)**	270.4
Total operating revenue (excl. interest revenue) .	**20,802**	22,983	20,505	**(9.5)**	12.1
Operating expenses (excl. interest exp. and depreciation and amortisation)	**11,238**	12,966	11,884	**(13.3)**	9.1
Share of net equity accounted losses.	**81**	183	58	**(55.7)**	215.5
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) [1]	**9,483**	9,834	8,563	**(3.6)**	14.8
Depreciation and amortisation	**3,267**	2,871	2,646	**13.8**	8.5
Earnings before interest and income tax expense (EBIT) [1]	**6,216**	6,963	5,917	**(10.7)**	17.7
Net borrowing costs	**770**	666	568	**15.6**	17.3
Profit before income tax expense	**5,446**	6,297	5,349	**(13.5)**	17.7
Income tax expense	**1,796**	2,236	1,676	**(19.7)**	33.4
Net profit	**3,650**	4,061	3,673	**(10.1)**	10.6
Outside equity interests in net (profit)/loss	**11**	(3)	4	**466.7**	(175.0)
Net profit available to Telstra Entity shareholders	**3,661**	4,058	3,677	**(9.8)**	10.4

[1] *This is not a measure of operating income, performance or liquidity under AGAAP or USGAAP and may be calculated differently by other companies.*

Operating and Financial Review and Prospects

Over the three-year period our operating results were impacted by a number of one-off items which have given rise to movements in the overall net profit before income tax expense. These items include:

- the sale of our global wholesale business and certain controlled entities to REACH in February 2001. We recognised 50% of the profit on this sale in February 2001 (A$852 million) and deferred the balance, to be recognised over 20 years. We recognised A$18 million of this deferred profit for 5 months in fiscal 2001 and A$43 million in fiscal 2002;

- our fiscal 2001 results include net profit before income tax expense of A$160 million from our global wholesale business for the 7 months to 31 January 2001. The results of this business are now recorded by REACH and we equity account our share of the results of REACH;

- effective February 2001 we acquired a 60% controlling interest in RWC. We have consolidated the operating results from RWC in our results. This increased our net profit before income tax expense by A$41 million for the 5 months ended 30 June 2001 and A$86 million for the year ended 30 June 2002, after goodwill amortisation. Based on an independent valuation of our interest in RWC, we recognised a decline in its value by writing down our investment in RWC by A$999 million in June 2001;

- on 28 June 2002 we increased our share of RWC to 100%. The transaction involved our acquisition of the remaining 40% interest in RWC that we did not previously own and the issue of a US$190 million mandatorily converting secured note by PCCW, in exchange for the redemption of the US$750 million convertible note previously issued by PCCW. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted the value in our financial statements accordingly. The reduction in value of the note of A$96 million was expensed in fiscal 2002;

- the one-time benefit of A$725 million in other revenue in fiscal 2001 arising from the release from our obligations under the Telstra Additional Contributions agreement to the Telstra Superannuation Scheme;

- we began applying SAB101 revenue recognition rules in the second half of fiscal 2001. This change in accounting policy decreased our net profit before taxation by A$219 million in fiscal 2001 (A$204 million related to periods prior to fiscal 2001). This was made up of:

  - a decrease in operating revenue of A$779 million (A$777 million related to periods prior to fiscal 2001), as shown in each of our products affected by the change, in "Operating revenue"; and

  - a decrease in operating expenses of A$560 million (A$573 million related to periods prior to fiscal 2001), as discussed further in "Operating expenses";

- in December 2001 we increased our ownership interest in TelstraSaturn Limited (TelstraSaturn) and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications Limited (CLEAR Communications) and its name was changed to TelstraClear Limited (TelstraClear). The consolidated net loss before taxation in relation to TelstraClear for the 7 months ended 30 June 2002 was A$110 million. Our equity accounted share of TelstraSaturn's loss for the 5 months to December 2001 was A$75 million, including A$48 million in relation to our share of restructuring costs. In fiscal 2001, our equity accounted share of TelstraSaturn's loss for the year ended 30 June 2001 was A$85 million;

- we acquired a controlling interest in Keycorp Limited (Keycorp) in December 2000 and sold our EFTPOS carriage business to Keycorp. Keycorp's results have been consolidated into our group results since 1 January 2001. We consolidated Keycorp's net loss before taxation of A$25 million in fiscal

Operating and Financial Review and Prospects

2002 and A\$32 million in fiscal 2001. On 28 June 2002 we delivered a deed poll to Keycorp that effectively limits our ability to appoint a majority of directors to its board. Going forward, we will equity account the results of this investment;

- in fiscal 2000 we raised a provision of A\$572 million for the estimated costs of redundancies and business restructuring to occur over the following two years. This amount was included in labour expense in fiscal 2000. This provision has now been fully utilised – refer "Labour expense". In addition to the amounts covered by this provision we incurred restructuring costs for employee redundancies of A\$289 million in fiscal 2002 charged directly to profits, with A\$44 million charged directly against profits in fiscal 2001; and

- we included a profit on sale of investments in Computershare Limited of A\$245 million in fiscal 2001.

Telephony products have historically generated most of our operating profit and have been more profitable than our non-telephony products such as data. Following strong growth in fiscal 2001 data and internet services revenue declined in fiscal 2002 in a softer overall market, but displayed signs of stabilisation.

Margins in our mobiles business have historically been affected by competition and high dealer costs, including handset subsidies and commissions. However, in fiscal 2002 our revenue growth from our mobiles business exceeded expense growth in this business. Since fiscal 2001 we have been progressively removing handset subsidies for residential customers. During the three-year period the profitability of our mobiles business was also affected by the expenses we incurred to move customers from our analogue network to our digital network. In addition, depreciation expense associated with our mobile telecommunications business grew during the three-year period, which reflected our continued investment in our GSM digital network and our continued rollout of the CDMA network. We expect to experience continued pressure on our mobile telecommunication margins in the future, but revenue growth to continue.

Our ongoing obligation to provide universal service to all Australians continues to affect our profitability adversely, as we are unable to fully recover our costs of complying with this obligation. We have had to devote a large amount of resources to be able to provide universal services to all Australians. The Government has limited the amount that we may charge our customers for this service and the amount we may recover from the other participants in the Australian telecommunications industry for our cost of providing this service. See "Competition and Regulation - Regulation" for more detail. As competition has intensified during the three-year period, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered has continued to expand. We have greater opportunity to increase wholesale revenue by providing services to other carriers and carriage service providers. However, we expect to continue to lose market share in some of our retail markets as a result of increasing competition.

Refer "Income tax expense" for discussion on our income tax expense over the three-year period.

Operating revenue

In the following discussion, we analyse revenue for each of our major products and services. The principal areas of strong operating revenue growth were:

- mobile services;

- fixed-to-mobile; and

- revenue from various controlled entities.

Since fiscal 2000 we have continued our strategy of price re-balancing. We increased basic access charges and reduced local, national and international long distance call charges. At the same time, competition has

Operating and Financial Review and Prospects

continued to intensify during the three-year period and we have lost market share in some of our retail markets as a result of this. We have seen a continued shift in growth from our traditional retail operations to services such as mobiles and new data products.

We expect that we may continue to lose market share in some traditional product areas, such as in our retail operation, as competition becomes more intense in the future. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered has continued to expand.

Table 2 provides a breakdown of our operating revenue by major product and service category and as a percentage of total operating revenue, for the three-year period.

Table 2 - Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and service category

	Year ended 30 June					
	2002		2001		2000	
	(in millions, except percentage of revenue)					
	A$	**%[2]**	A$	%[2]	A$	%[2]
Basic access	**2,734**	**13**	1,821	8	2,005	10
Local calls.	**1,947**	**9**	2,143	9	2,646	13
National long distance.	**1,168**	**6**	1,267	5	1,406	7
Fixed-to-mobile	**1,419**	**6**	1,287	6	1,220	6
International telephone services	**409**	**2**	786	3	972	4
Mobile services	**3,242**	**16**	2,906	13	2,667	13
Mobile handsets.	**233**	**1**	215	1	326	2
Data and internet services	**3,138**	**15**	3,180	14	2,841	14
Directory services	**1,169**	**6**	943	4	1,122	5
Customer premises equipment	**226**	**1**	280	1	336	2
Intercarrier services.	**1,121**	**5**	1,133	5	828	4
Inbound calling products	**348**	**2**	434	2	433	2
Solutions management	**352**	**2**	306	1	235	1
Various controlled entities	**2,001**	**10**	1,349	6	910	4
Other sales and services	**689**	**3**	629	3	1,396	7
Sales revenue	**20,196**	**97**	18,679	81	19,343	94
Other revenue [1] (ex. interest income)	**606**	**3**	4,304	19	1,162	6
Total operating revenue (ex. interest income)	**20,802**	**100**	22,983	100	20,505	100

[1] *Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/receivable is now included in net interest. Refer Table 25.*

[2] *Represents percentage of total operating revenue contributed by each product and service category.*

Accounting policies - SAB 101

In fiscal 2001 we adopted SAB 101 "Revenue Recognition in Financial Statements" in our Australian financial statements to ensure that we have consistent revenue recognition policies. SAB 101 provides more detailed guidance to the timing of revenue recognition than AGAAP. As a result of the adoption of SAB 101 we reviewed our revenue streams and determined that we needed to change our revenue recognition policies for basic access, mobiles and directories. We now only recognise revenue when a service has been provided. We have also deferred the costs we incur in providing the services relating to this revenue. We were required to review the revenue and expenses deferred or recognised in prior periods and determine the effect of adopting SAB 101 on periods prior to fiscal 2001 and the effect in fiscal 2001.

Operating and Financial Review and Prospects

In accordance with Australian Accounting Standards the effect of the adoption of SAB 101 was brought to account in fiscal 2001. The effect on the revenue and expenses from these products is discussed below in the section relating to each product and in "Operating expenses". For more information on the effect of this change in accounting policy see note 1.2 to our financial statements included with this annual report.

Categorisation of our operating revenue

We categorise revenue from products and services we sell to wholesale customers depending on the nature of the product or service. For example, we categorise operating revenue from interconnect and CDMA resale services as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold.

We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services operating revenue will move from one category to another. For example, as our customers switch from buying basic access services to buying other forms of access services, such as ISDN and ADSL, operating revenue from some customers will shift from the basic access category to the data and internet services category.

The rates we charge our customers are subject to regulated price caps

The rates we charge our retail customers for most of our telephony products are subject to price controls. These controls impose caps based on annual increases in the consumer price index for the previous year less, in some cases, a specified percentage. If the annual increase in the consumer price index is less than the percentage specified we must reduce our prices. The Government has recently reset retail price controls that apply from fiscal 2003 to fiscal 2005. Previously the cap was set at CPI less 5.5%, now it is set at CPI less 4.5% and the group of services affected is now much narrower. In addition, as we reduce our average local call prices in areas where competition exists or is likely to exist, we are required by regulation to reduce local call prices in other areas of Australia in the following year. In addition, our local call prices in all areas of Australia must not exceed the current A$0.22 (GST included) per call price cap, except for calls from payphones, which are capped at A$0.40 (GST included) per call.

In recent years we have reduced prices for a number of our products and services ahead of the rate of reduction required under the regulations.

Amendments to the price control regulations in fiscal 2000 allowed us to re-balance our access and calling charges, which we did in March 2000 and continued with a number of calling plan options in fiscal 2001 and fiscal 2002.

Basic access

Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer's premises and our PSTN network. It excludes our internal charges to calling products for the use of our network. Basic access revenues are affected by:

- housing growth;
- general economic conditions;
- competition;
- demand for telephone services and additional lines;
- customers moving to our other higher value access services, such as ADSL and ISDN; and
- pricing changes.

Operating and Financial Review and Prospects

Table 3 shows information about the performance of our basic access product.

Table 3 - Basic access data

| | Year ended 30 June | | | | |
| | **2002** | 2001 | 2000 | **2002/2001** | 2001/2000 |
		(in millions)		(% change)	
Basic access revenue					
Retail	**2,394**	1,518	1,841	**57.7**	(17.5)
Domestic wholesale	**340**	303	164	**12.2**	84.8
Basic access revenue.	**A$2,734**	A$1,821	A$2,005	**50.1**	(9.2)
Basic access lines in service at year end[1]					
Residential	**6.35**	6.29	6.51	**1.0**	(3.4)
Business	**2.39**	2.47	2.36	**(3.2)**	4.7
Sub-total	**8.74**	8.76	8.87	**(0.2)**	(1.2)
Domestic wholesale	**1.27**	1.30	1.18	**(2.3)**	10.2
Total access lines in service	**10.01**	10.06	10.05	**(0.5)**	0.1

Note: statistical data represents management's best estimates.
[1]   Excludes basic access lines for our internal use.

Our basic access revenue in fiscal 2001 included a negative adjustment of A$539 million to reflect the effect of SAB 101 on periods prior to fiscal 2001. The adjustment reflected the deferral of revenue associated with new connections and in-place services for our retail customers. Under SAB 101 this revenue is recognised over the average life per customer account for access to our network, which is 5 years. Excluding this negative adjustment from fiscal 2001, our basic access revenue for fiscal 2001 would have been A$2,360 million.

Our operating revenue from basic access services (excluding the impact of SAB 101) increased in both the retail and domestic wholesale markets over the three-year period, primarily as a result of access price re-balancing first introduced in March 2000. The increases in our basic access fees were generally offset by lower local call charges and some capped long distance calls. Under the new basic access pricing structure we introduced pricing packages. We charge our residential and business customers different basic access rates, depending on the package chosen. For the most part wholesale customers receive the standard (unpackaged) basic access service rates (with the "business" and "residential" differentiation still applying).

Our operating revenue from basic access services and our basic access lines in service during the three-year period was also affected by competition. While these competitive forces resulted in a shift from retail to wholesale access lines in fiscal 2001, we acquired a number of retail customers in June 2001 following the collapse of one of our competitors, One.Tel, which partially offset this impact. In fiscal 2002 the number of residential basic access lines increased in response to attractive packaging and growth in the housing sector.

Business retail basic access lines increased in fiscal 2001 and decreased in fiscal 2002. The increase in fiscal 2001 related to our acquisition of One.Tel's customers, after its collapse in May 2001. The decrease in fiscal 2002 reflected some business customers switching to direct connections with our competitors and others migrating to other Telstra products. Domestic wholesale basic access revenue increased during the three-year period, reflecting the increased penetration of our competitors in the basic access market.

Operating and Financial Review and Prospects

During the three-year period our basic access revenues have also been affected by increased penetration of pricing packages. We have introduced various basic access packages, which have had a positive effect on our basic access revenue growth, despite an overall decrease in basic access lines in service. Some of these price initiatives include:

- introduction of Telstra HomeLine™ Options in February 2001;

- introduction of Telstra BusinessLine™ packaging in June 2001;

- increases in Telstra HomeLine™ access prices and new Telstra BusinessLine™ customer access prices from September 2001; and

- increases in existing Telstra BusinessLine™ customer access prices from February 2002.

The bundling of products encourages customers to review their choices and may encourage them to either stay with us as their sole service provider, or come back into our retail base of customers. The number of Homeline™ Plus customers increased 44% compared to fiscal 2001, to approximately 2.9 million in fiscal 2002.

Local calls

Our local call revenue comes from our local call charges and from billable value-added services such as voicemail, call waiting, call forwarding, call conferencing and our call return feature. For the most part we charge for local calls without a time limit. Our operating revenue from local calls generally varies with changing general economic conditions, the number of basic access lines in service, customer choice of product and price changes. Our local call revenue is also affected by customers moving from our basic access service to our enhanced access services such as ISDN and increasing their use of internet services. It is also being impacted by customers migrating usage to mobile and fixed-to-mobile calling.

Table 4 shows information about our local call business.

Table 4 – Local call data

| | Year ended 30 June | | | | |
	2002	2001 (in millions)	2000	2002/2001 (% change)	2001/2000
Local call revenue					
Retail	1,525	1,683	2,271	(9.4)	(25.9)
Domestic wholesale	255	295	223	(13.6)	32.3
Sub-total	1,780	1,978	2,494	(10.0)	(20.7)
Value-added services					
Retail	143	141	138	1.4	2.2
Domestic wholesale	24	24	14	0.0	71.4
Sub-total	167	165	152	1.2	8.6
Total local call revenue	A$1,947	A$2,143	A$2,646	(9.1)	(19.0)
Number of local calls	10,799	11,198	11,605	(3.6)	(3.5)

Note: statistical data represents management's best estimates.

Retail revenue for local calls has been negatively affected by price decreases, primarily as a result of price re-balancing between our products. In addition, competition through local call resale has also impacted our revenues. Over the three-year period we have decreased local call prices as an offset to higher basic access fees. Local call prices excluding value added services decreased by an average of 6.7% in fiscal 2002

Operating and Financial Review and Prospects

reflecting this continuing re-balancing of access and call product prices. Generally call volumes fell over the three-year period reflecting customers migrating to other products, such as mobile and fixed-to-mobile calling and internet-based products, despite a fairly stable number of services in operation.

We have lost market share in the local call market as our competitors have grown their customer bases and market share through either building their own access networks or supplying their customers through the wholesale services provided by us or other carriers. This has also been facilitated by the introduction of local number portability in fiscal 2000. This is reflected in increased revenue from domestic wholesale customers. Local call revenue from wholesale customers now represents 14.3% of our local call revenue compared with 14.9% in fiscal 2001 and 9% in fiscal 2000.

Our fiscal 2001 revenue compared to our fiscal 2000 revenue was also negatively affected by the absorption of the impact of the goods and services tax (GST) in some of our local call prices with the introduction of GST on 1 July 2000. This reduced the level of call revenue in fiscal 2001 by approximately A$158 million. For example, basic local calls from 1 July 2000 continued to be charged to our customers at 22 cents per call (inclusive of GST) so that our revenue reduced to 20 cents per call.

The increased penetration of products that provide our customers with different pricing options and our business and government customers using products that provide local calls of short duration at a lower timed rate, have also impacted our local call revenue.

Our revenue from billable value added services was relatively flat in fiscal 2002 after an 8.6% increase in fiscal 2001. Customers using our calling number display services increased from 503,000 in fiscal 2000 to 785,000 in fiscal 2001 and 896,596 in fiscal 2002.

National long distance calls

Our operating revenue from national long distance calls consists of revenue from national long distance calls made from our PSTN network to a fixed network.

We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.

General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives largely drive our national long distance call revenue. Falling prices and price rebalancing have led to increases in market volume of minutes of calls, however competitive activity continues to negatively affect our national long distance call revenue, directly through override and preselection and indirectly through competition for access lines. Competitive pressures are likely to continue to increase.

Operating and Financial Review and Prospects

Table 5 shows information about our national long distance calls.

Table 5 - National long distance call data

| | Year ended 30 June | | | | |
| | **2002** | 2001 | 2000 | **2002/2001** | 2001/2000 |
		(in millions)		(% change)	
National long distance call revenue					
Retail	**1,161**	1,252	1,390	**(7.3)**	(9.9)
Domestic wholesale	**7**	15	16	**(53.3)**	(6.3)
Total national long distance call revenue . .	**A$1,168**	A$1,267	A$1,406	**(7.8)**	(9.9)
National long distance call minutes	**8,946**	8,833	9,396	**1.3**	(6.0)

Note: statistical data represents management's best estimates

Our operating revenue from national long distance calls declined each year of the three-year period, primarily due to:

- capping of prices for some national long distance calls, as part of our price rebalancing strategy. These capped call prices were decreased in fiscal 2001 and further decreased in fiscal 2002;

- loss of customers through increased competition in the local call market. Where the customer changes their provider for local call services they tend to select the same provider for long distance services; and

- customers using alternative products, such as fixed-to-mobile, mobile and internet-based products.

Volumes have increased slightly in fiscal 2002, mainly as a result of the increased take-up of price rebalancing packages that include capped national long distance calls. Volumes had declined in fiscal 2001 compared with fiscal 2000, due mainly to competition and the use of alternative products.

To address competition we have introduced competitively priced packages. With the continued strong growth of mobiles in the Australian market, we expect national long distance call revenue will continue to be impacted by customer migration to mobile services and increased fixed-to-mobile calls. This revenue will also continue to be impacted by further price rebalancing.

Fixed-to-mobile calls

Our fixed-to-mobile revenue is generated by calls made on our PSTN network to a mobile network. The growth of the Australian mobile telecommunication market has driven revenue growth in this product.

Operating and Financial Review and Prospects

Table 6 shows information about our fixed-to-mobile call revenue.

Table 6 - Fixed-to-mobile call data

| | Year ended 30 June | | | | |
| | 2002 | 2001 | 2000 | 2002/2001 | 2001/2000 |
		(in millions)		(% change)	
Fixed-to-mobile call revenue					
Retail	**1,401**	1,261	1,176	**11.1**	7.2
Domestic wholesale	**18**	26	44	**(30.8)**	(40.9)
Total fixed-to-mobile call revenue	**A$1,419**	A$1,287	A$1,220	**10.3**	5.5
Fixed-to-mobile call minutes	**3,691**	3,268	3,022	**12.9**	8.1

Note: statistical data represents management's best estimates

On 1 October 1999 fixed-to-mobile preselection was introduced, whereby the carriage service provider selected by a customer for national long distance calls automatically became the customer's provider for fixed-to-mobile calls.

In fiscal 2001 and fiscal 2002 our fixed-to-mobile revenue showed strong growth due largely to the increased number of mobile services in the Australian market. Minutes of use of our fixed-to-mobile product has grown by 8.1% in fiscal 2001 and by 12.9% in fiscal 2002, which reflects increased use of fixed-to-mobile calls in line with growth in the total mobile market. Although prices are still subject to competitive pressure, reductions have not been as significant as those surrounding the preselection period. Reduced per minute prices for fixed-to-mobile calls in fiscal 2002 were mostly offset by increased connection charges. We expect pressure on fixed-to-mobile pricing to increase.

Fixed-to-mobile revenue may also be negatively affected if we lose market share in local calls. This is because, generally, customers will choose the same carriage service provider for fixed-to-mobile calls as they do for local calls.

International telephone services

Over the three-year period our operating revenue from international telephone services included operating revenue we generated from:

- international calls made from Australia to a destination outside Australia (outbound); and

- operator-assisted international calls.

In fiscal 2000 and fiscal 2001 we also earned revenue from:

- the fees we charged overseas telecommunications companies for transmitting and terminating international calls made from outside Australia to a destination in Australia (inbound); and

- the fees we charged overseas telecommunications companies for the use of our network for international calls originating outside of Australia that were destined for another country (transit).

Effective February 2001, we completed the sale of our global wholesale business to REACH. Fiscal 2001 international telephone services revenues reflected revenue from inbound calls and transit traffic of A$361 million for the period 1 July 2000 to 31 January 2001 which are now recorded by REACH. We account for REACH under the equity method of accounting.

Operating and Financial Review and Prospects

Our operating revenue from international outgoing calls is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition and promotion and advertising. Competition and price rebalancing has affected our international telephone services business and this is expected to continue.

Our customers are able to select between different pricing packages. These are generally based on destination, duration, time of day and day of week of the call, but may also include flexible features, such as allowing customers to make overseas calls that are charged in 30 minute blocks of time.

Table 7 shows information about our international telephone services.

Table 7 - International telephone services data

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in millions)		(% change)	
International telephone services revenue					
Outbound	**319**	325	364	**(1.8)**	(10.7)
International assisted/other	**90**	91	109	**(1.1)**	(16.5)
Sub-total	**409**	416	473	**(1.7)**	(12.1)
Inbound	**-**	297	333	**-**	(10.8)
Transit	**-**	73	166	**-**	(56.0)
International telephone services revenue . .	**A$409**	A$786	A$972	**(48.0)**	(19.1)
International incoming minutes.	**-**	747	1,033	**-**	(27.7)
International outgoing minutes[1]	**819**	739	776	**10.8**	(4.8)

Note: statistical data represents management's best estimates.

[1] International outgoing minutes for international settlement purposes also include international outgoing minutes from mobile telephone service, ISDN and public payphones operated by us.

Our revenue from international telephone services continued to decline over the three-year period principally as a result of competitive pricing pressures and price rebalancing which more than offset growth in volumes. In addition, effective 1 February 2001, our revenues from transit traffic and from inbound calls are now recognised by REACH.

We have introduced packages, such as HomeLine™ Plus, as part of our price rebalancing strategy and in response to competitive pressures. These packages encourage our customers to stay with us and provide our customers with options to select pricing structures to suit their telephony spending patterns. Approximately 2.9 million customers have now taken up the HomeLine™ Plus package option. These packages reduced our rates for calling some countries by up to 30% and consequently our outbound international revenue decreased in fiscal 2001 and fiscal 2002.

During the three-year period our outgoing volumes were affected by:

- increasing competition in the market;

- the introduction of our 0018 Easy ½ Hour® option from April 2001 and 10 minute capped calls option from September 2001;

- the acquisition of approximately 189,000 customers following the collapse of one of our competitors, One.Tel in May 2001; and

Operating and Financial Review and Prospects

- in fiscal 2000 price reductions for high traffic destinations, a small number of special offers and the higher number of international calls made over the Christmas and New Year period due to the turn of the millenium.

Until the sale of our global wholesale business to REACH in February 2001, our operating revenue from international incoming calls continued its upward trend, particularly during the Sydney 2000 Olympics. Until January 2001 this more than offset the decline in both outbound and transit revenue. The lower A$ exchange rate during fiscal 2001 also improved inbound revenue which was received in foreign currency.

Operating revenue from transit traffic declined in fiscal 2001 and fiscal 2000 as competition reduced prices on some traffic routes. Therefore, while transit volumes increased in fiscal 2001, changes in countries called and reduced prices led to a reduction in transit revenue. Transit revenue is recognised in the books of REACH from February 2001.

Over the three-year period our revenue from operator-assisted international calls continued to decline as more of our customers made their international calls by dialling directly rather than relying on an operator to make the connection.

Mobile goods and services

Our operating revenue from mobile telecommunications services is driven mainly by the increasing popularity of mobile telephone services in Australia and increasing usage, as well as increased use of our value-added services. Plan options allow free and discounted calls at certain times to other MobileNet® customers and to fixed line services. Voice airtime charges have been trending downward during the past two years and we expect this trend will continue in future years, particularly as this market continues to be more competitive.

The mobile telecommunications market grew substantially during the three-year period, particularly stimulated by the introduction of low access fee plans and the increasing popularity of prepaid offerings. However, the rate of market growth has declined and we expect this trend to continue as the market becomes more saturated. We also expect that average revenue per SIO for voice calls will continue to decline as the percentage of the population with mobile telephone services extends to more low-volume customers and airtime charges trend downwards. We expect that mobile data usage will continue to increase.

A component of operating revenue from mobile goods and services relates to sales of mobile handsets to dealers, which we now sell at a small mark-up to cover our distribution costs.

In fiscal 2000, we rolled out a new mobile network with national coverage based on digital technology known as CDMA. This CDMA network complements our existing GSM digital network and provides coverage in all areas previously covered by our analogue network. CDMA now has a substantial base of retail customers, as well as resale customers. Our analogue network was closed in fiscal 2001.

Operating and Financial Review and Prospects

Table 8 shows information about our mobile goods and services.

Table 8 - Mobile goods and services data

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
	(in millions except statistics)			(% change)	
Access fees and call charges	**2,734**	2,567	2,479	**6.5**	3.5
Value-added services:					
International roaming.	**143**	120	90	**19.2**	33.3
Mobile MessageBank® [8]	**149**	96	69	**55.2**	39.1
Mobile data	**216**	123	29	**75.6**	324.1
Total value-added services	**508**	339	188	**49.9**	80.3
Mobile services revenue	**3,242**	2,906	2,667	**11.6**	9.0
Mobile handset sales	**233**	215	326	**8.4**	(34.0)
Mobile goods and services revenue [1]	**A$3,475**	A$3,121	A$2,993	**11.3**	4.3
Mobile telephone minutes [2] (in millions) .	**5,780**	5,277	4,372	**9.5**	20.7
Average minutes per SIO per month	**87**	95	97	**(8.4)**	(2.1)
	(in thousands)				
Mobile services in operation (SIO) [5]					
GSM	**5,346**	4,712	3,734	**13.5**	26.2
CDMA	**596**	464	278	**28.4**	66.9
Analogue	**-**	-	80	**-**	-
Total mobile SIO.	**5,942**	5,176	4,092	**14.8**	26.5
Prepaid mobile SIO	**1,880**	1,212	488	**55.1**	148.4
Postpaid mobile SIO	**4,062**	3,964	3,604	**2.5**	10.0
Total mobile SIO.	**5,942**	5,176	4,092	**14.8**	26.5
Market penetration [7]	**64%**	58%	48%	**6.0**	10.0
Deactivation rate	**14.7%**	17.3%	15.4%	**(2.6)**	1.9
	(in A$)				
Average revenue per SIO per month [3]	**48.60**	52.47	58.75	**(7.4)**	(10.7)
Average prepaid revenue per SIO per month[4]	**10.05**	13.24	14.89	**(24.1)**	(11.1)
Average postpaid revenue per SIO per month[3]	**63.16**	61.26	62.50	**3.1**	(2.0)
Average mobile data revenue per SIO per month[6]	**3.24**	2.21	0.63	**46.6**	250.8

Note: Statistical data represents management's best estimates. The statistics above include approximately 226,000 prepaid SIO which are in the process (since 30 June 2002) of being deactivated as they are outside of the recharge only period.

[1] Excludes revenue from:
- call termination charges, including calls from our fixed network which we categorise as fixed-to-mobile;
- resale of analogue and CDMA services to other carriers, which is included in intercarrier services revenue; and
- RWC, which is included in various controlled entities' sales revenue.

[2] Outbound minutes based on calling party pays billing, excluding minutes used by Telstra internal mobile services.

[3] Based on mobile services revenue.

[4] Based on voice only revenue. Average prepaid revenue per SIO per month based on mobile services revenue is A$13.01 for fiscal 2002. This data is not available for prior years.

Operating and Financial Review and Prospects

(5) *Excludes mobile SIOs used internally.*
(6) *Mobile data revenue per SIO is included in average revenue per SIO and average postpaid revenue per SIO.*
(7) *Estimate of total market mobile SIOs divided by total population of Australia, based on population information available from the Australian Bureau of Statistics.*
(8) *Includes Memo*

Mobile services revenue increased during the three-year period principally due to strong growth in the number of mobile telephone customers and minutes of use and strong increases in revenue from Mobile Value Added Services (mobile data, messaging and roaming). Although volumes and SIOs increased during the three-year period, revenue growth was tempered by lower average airtime charges and a higher percentage of new customers connecting on prepaid services. Generally, prepaid customers have lower usage patterns than postpaid customers. At 30 June 2002 prepaid SIOs comprised approximately 31.6% of total SIOs, up from 23.4% as at 30 June 2001 and 11.9% at 30 June 2000. As a result of these factors, average revenue per SIO per month has trended downward with a 7.4% decrease in fiscal 2002 compared to fiscal 2001 and a 10.7% decrease in fiscal 2001 compared to fiscal 2000. Despite ongoing pricing pressures, average revenue per SIO for postpaid connections increased by 3.1% in fiscal 2002 due to increased usage of value added services, particularly mobile data.

During the three-year period, revenue growth was supported by strong growth in value-added services such as:

- international roaming; and

- increased usage of short messaging services (SMS), shown under mobile data. The increase in use of this service is due in part to the removal of intercarrier SMS restrictions in April 2000, allowing the free flow of messages between different networks.

Revenue from MessageBank®, our voice message service has increased over the three-year period. In fiscal 2001 the increase was due to increased usage of this product, however usage flattened in fiscal 2002. The increase in fiscal 2002 was primarily due to a reclassification of revenue previously included in access fees and call charges.

In fiscal 2001 handset sales revenue declined compared to fiscal 2000 due to lower volumes and a greater proportion of lower-priced handsets sold primarily to our prepaid customers. In addition, sales of handsets increased just prior to the closure of the majority of our analogue network in December 1999. In fiscal 2002 revenue from handset sales has increased under our "More 4 you" and "More 4 business" offerings, as we now charge customers higher prices for handsets sold via our direct channels.

During the three-year period, the number of SIOs increased primarily due to:

- revised pricing tariffs and promotions, including targeted offerings to analogue customers moving to digital services as well as the launch of CDMA;

- an expanded range of channels to market;

- continued growth from the sale of the prepaid phone pack offering for customers with anticipated low calling patterns; and

- overall market growth.

While the number of our CDMA SIOs is modest, compared with the number of our GSM network SIOs, the rate of CDMA SIO growth was strong in fiscal 2001 and continued to be strong in fiscal 2002, following the deployment of our CDMA network in October 2000. Mobile number portability has not had a significant impact on SIOs since its inception in September 2001.

Operating and Financial Review and Prospects

Our deactivation rate declined from approximately 17.3% in fiscal 2001 to 14.7% in fiscal 2002, following an increase from 15.4% in fiscal 2000. Deactivation rate is influenced by a number of factors, the most significant of which is competition from other carriers. Other factors influencing deactivation rate include customers' payment defaults and short-term disconnections.

In fiscal 2001 we decreased our mobile services revenue by A$34 million to reflect the effect of the adoption of SAB 101. Under SAB 101 we now recognise revenue on some services, such as upfront connection fees and some prepaid services, over the average SIO life rather than at the point of sale. A portion of this deferred revenue was recognised in fiscal 2002 and the remaining amount deferred will be recognised in fiscal 2003.

We have recently undertaken a review of subscriber profiles to identify those prepaid subscribers who are within their contractual recharge only period and not generating revenue. Since 30 June 2002 we have commenced deactivating approximately 226,000 prepaid SIOs outside of the contractual recharge only period. This process will be completed in fiscal 2003.

Given the proximity of the deactivation to the end of fiscal 2002, table 9 details the effect of the deactivation of these prepaid subscribers on the key performance indicators of the mobiles business if it had been effective on 30 June 2002.

Table 9 - Mobile goods and services data assuming deactivation of 226,000 prepaid services at 30 June 2002

	Year ended 30 June 2002 (in thousands, except percentage)
Mobile services in operation (SIO) [2]	
GSM	**5,120**
CDMA	**596**
Total mobile SIO.	**5,716**
Prepaid mobile SIO	**1,654**
Postpaid mobile SIO	**4,062**
Total mobile SIO.	**5,716**
Market penetration [1]	**63%**
	(in minutes)
Average minutes per SIO per month	**88**
	(in A$)
Average revenue per SIO per month [3]	**49.61**
Average prepaid revenue per SIO per month [4]	**10.84**
Average postpaid revenue per SIO per month [3]	**63.16**
Average mobile data revenue per SIO per month [5]	**3.31**

Note: Statistical data represents management's best estimates.
[1] *Estimate of total market mobile SIOs divided by total population of Australia, based on population information available from the Australian Bureau of Statistics.*
[2] *Excludes mobile SIOs used internally.*
[3] *Based on mobile services revenue.*
[4] *Based on voice only revenue. Average prepaid revenue per SIO per month based on mobile services revenue is A$14.04 for fiscal 2002. This data is not available for prior years.*
[5] *Mobile data revenue per SIO is included in average revenue per SIO and average postpaid revenue per SIO.*

Operating and Financial Review and Prospects

In August 2002 we reduced the contractual recharge only period from 12 to 6 months for new prepaid services. From fiscal 2003 we will report our SIO base and key performance indicators net of prepaid deactivations. Prepaid SIOs outside of the contractual recharge only period will be automatically deactivated.

Data and internet services

Our operating revenue from data and internet services is driven primarily by:

- demand for capacity to support business networking;

- the increased use of data services by small and medium-sized enterprises;

- the introduction of new products to meet customer needs;

- the increased use of the internet by businesses and consumers; and

- the movement of our customers from basic access and associated calling products to other access services, such as ISDN and ADSL.

While the data and internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

Table 10 shows information about our data and internet services.

Table 10 - Data and internet services data

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
	(in millions, except access lines and subscriber numbers in thousands)			(% change)	
Data and internet services revenue					
Retail	**2,641**	2,672	2,442	**(1.2)**	9.4
Domestic wholesale	**497**	508	399	**(2.2)**	27.3
Total data and internet services revenue . .	**A$3,138**	A$3,180	A$2,841	**(1.3)**	11.9
Consisting of:					
Integrated services (incl. ISDN)	**1,188**	1,259	1,186	**(5.6)**	6.2
Data lines	**339**	353	336	**(4.0)**	5.1
Leased lines	**224**	233	228	**(3.9)**	2.2
International leased	**110**	228	190	**(51.8)**	20.0
Packet switching	**434**	431	340	**0.7**	26.8
FaxStream®	**290**	299	312	**(3.0)**	(4.2)
Internet and ISP.	**553**	377	249	**46.7**	51.4
Total data and internet services revenue[1] .	**A$3,138**	A$3,180	A$2,841	**(1.3)**	11.9
ISDN access lines (basic access line equivalents)	**1,268**	1,235	1,049	**2.7**	17.7
FaxStream® services access lines	**400**	413	427	**(3.1)**	(3.3)
Narrowband subscribers[2]	**1,108**	890	541	**24.5**	64.5
Broadband subscribers[3]	**168**	78	24	**115.4**	225.0
Total online subscribers	**1,276**	968	565	**31.8**	71.3

Note: statistical data represents management's best estimates.

Operating and Financial Review and Prospects

(1)   *Excludes calling charges associated with internal access.*
(2)   *Includes subscribers to our BigPond™Home and BigPond™ Business services.*
(3)   *Includes subscribers to our BigPond™ADSL, BigPond™ Cable modem, BigPond™ Satellite, HyperConnect, ISP Connect and Flexstream® services.*

In fiscal 2001 our operating revenue from data and internet services grew strongly compared to fiscal 2000 mainly due to increased revenue from ISDN, packet switching including domestic and international frame relay, and internet services. This growth was mostly due to:

- increased customer demand for flexible, high capacity data transmission; and

- increased penetration and use of the internet.

In December 2000 we sold our Tran$end and Argent packet switching business to Keycorp. Since January 2001 revenue from these products has been included in various controlled entities' revenue.

In fiscal 2002, our operating revenue from data and internet services fell marginally. This fall in revenue is mainly attributable to:

- reductions in international leased lines revenue due to:

  - price reductions, as a result of multiple participants and excess capacity in the market; and

  - the general slowdown in international line demand due to the slowdown in the global economy;

- a reduction in revenue from integrated services due to continued re-balancing of our product prices; and

- the sale of our Tran$end and Argent business to Keycorp.

Growth in our internet and ISP revenue partially offset these negative factors.

Despite the sale to Keycorp of our Tran$end and Argent business, revenue from our packet switching products was relatively flat, due to growth in LAN/WAN products, such as frame relay and Telstra ATM, which offer high-speed transmission for video, voice and the internet.

In fiscal 2001 growth in revenue for integrated services, particularly in ISDN international calls, was due in part to the increased demand arising from the staging of the Sydney 2000 Olympics in September 2000. The rate of growth flattened in the second half of fiscal 2001 and revenue declined in fiscal 2002 due mainly to the impact of price rebalancing.

In addition, in August 2000 we commenced the rollout of ADSL which provides high speed internet access. We have seen some migration of our existing ISDN customers to the new service, as well as other customers moving from basic access to ADSL, rather than to ISDN, and expect this trend to continue. Hence, we expect ISDN revenue may decrease slightly as the ADSL roll-out continues, although this should not be dramatic. Revenue from ADSL in fiscal 2002 amounted to A$64 million, compared to A$13 million in fiscal 2001 and is included in the internet and ISPs line.

During the three-year period our revenue from internet and ISP services has continued to grow strongly, even though we have reduced our prices due to competition. The subscriber base for our narrowband products, Telstra BigPond™ Home and Business, has continued to grow during fiscal 2002, as has the subscriber base for our broadband services. However, despite the higher volumes, our revenue per subscriber has decreased due to the lower prices that have occurred in this highly competitive market. Over time, we expect our revenue from internet access and ISP services to become a larger component of this product category.

FaxStream® is a mature product facing competition from other data and internet products. The number of FaxStream® services access lines has declined progressively over the period.

Operating and Financial Review and Prospects

Directory services

Our operating revenue from directory services is derived primarily from directory advertising, both print and online, non-directory advertising and other business services.

Table 11 shows information about our directory services revenue.

Table 11 - Directory services revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Directory services revenue	**1,169**	943	1,122	**24.0**	(16.0)

Our directory services revenue in fiscal 2001 included a negative adjustment of A$204 million to reflect the effect of SAB 101 on periods prior to fiscal 2001. Under SAB 101 we now recognise all revenue when the Yellow Pages® directory has been published and delivered to greater than 60% of the market. Previously we recognised 40% at point of sale and 60% when the directory was published. This deferred revenue has been recognised in full in fiscal 2002. Excluding the impact of this negative adjustment, our directory service revenue in fiscal 2001 would have been A$1,147million.

Over the three-year period we experienced steady growth in White Pages™ directory revenue, mainly through the introduction of new features and aggressive sales campaigns. In a market environment where revenue in most forms of advertising, especially print advertising, declined in fiscal 2002 our Yellow Pages® print advertising revenue grew marginally in fiscal 2002, at 0.2%.

Electronic, internet and other directory revenues increased over the three-year period to A$48 million in fiscal 2002, stimulated by the introduction of new listing features and enhanced functionality in both our Yellow Pages® *OnLine* and White Pages™ *OnLine* sites, the launch of Sensis® Webworks and the expansion of our location and navigation services.

During fiscal 2002 we also acquired CitySearch and the Web Ad Sales unit of BMC Media. These acquisitions will be fully integrated during fiscal 2003 and are expected to contribute markedly to directory services revenue.

Customer Premises Equipment

Our operating revenue from customer premises equipment (CPE) consists mainly of revenue from:

- rental and sale of telephones, facsimile machines and other telecommunications equipment; and
- installation fees for additional basic access lines in residential homes, where more than one line is required.

Prior to the sale of our PABX business CPE revenue also included maintenance fees for PABX systems.

Table 12 shows information about our customer premises equipment revenue.

Table 12 - Customer premises equipment revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Customer premises equipment revenue . . .	**226**	280	336	**(19.3)**	(16.7)

Operating and Financial Review and Prospects

Our revenues from customer premises equipment products and services declined over the three-year period due mainly to:

- the sale of our PABX business in the first half of fiscal 2002 as part of our strategy to wind down operations in this market; and

- continued competition in this market.

We expect this decline in CPE revenues to continue as we exit the CPE market.

Intercarrier services

Our operating revenue from intercarrier services consists of revenue from providing telecommunications services to other carriers or carriage service providers, including REACH from February 2001. Our operating revenue from resale activity is categorised according to the product or service resold.

During the three-year period, many new competitors have entered the Australian telecommunications market as carriers or carriage service providers. As the Australian telecommunications markets expand generally, we expect that demand for our intercarrier services may increase. Due to competitive pressures and regulated prices we do not expect significant revenue growth rates from this product in future years.

Table 13 shows information about our intercarrier services revenue.

Table 13 - Intercarrier services revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Intercarrier services revenue	**1,121**	1,133	828	**(1.1)**	36.8

In fiscal 2001 our operating revenue from intercarrier services increased compared to fiscal 2000 primarily due to:

- increased originating traffic on our network by customers of other carriers; and

- increased terminating calls by other carriers on both our mobile and fixed networks.

In fiscal 2002 our operating revenue from intercarrier services declined compared to fiscal 2001 principally due to:

- the collapse of One.Tel in May 2001 and other reductions in wholesale SIOs;

- the progressive reduction of interconnect rates of up to 60% for PSTN/ISDN originating and terminating, local call interconnect and mobile originating and terminating through commercial negotiations with our wholesale customers. These rate reductions are consistent with the industry trend of lower interconnect rates; and

- partially offset by increased volumes in both mobiles and PSTN/ISDN originating and terminating access.

Our volumes from intercarrier services during the three-year period have been affected by:

- the introduction of fixed-to-mobile preselection on 1 October 1999 that has led to an increase in traffic from other carriers' customers originating on our fixed network and terminating on our mobile network, as well as the increased market growth of mobile telephony services;

Operating and Financial Review and Prospects

- the impact of competition in the retail market in the provision of basic access, local calls, national long distance calls and mobile services. These services are now also provided by other carriers, many of which use our intercarrier services to deliver their services to their customers;

- an increase in the number of carriers in the Australian telecommunications market and increased demand from other carriers for the use of our facilities. This has occurred particularly in:

    - mobile towers, where we allow other carriers to install their equipment and share our transmission facilities; and

    - our exchanges, where other carriers co-locate their equipment needed for the provision of ULL and ADSL.

Our operating revenue from intercarrier services in fiscal 2002 includes revenue from REACH of A$76 million. For the 5-month period to 30 June 2001 intercarrier services revenue from REACH was A$53 million. In January 2002 we renegotiated the prices we are charged by REACH to lower levels, in line with current market prices.

In addition our intercarrier services revenue in fiscal 2001 included A$29 million of revenue generated by our global wholesale business, which we have sold to REACH.

Inbound calling products

Our operating revenue from inbound calling products consists principally of:

- subscription and call charges for inbound calling services, such as Freecall™ 1800, Freecall™ One8, Priority® 1300 and Priority® One3; and

- revenue from enhanced call centre products using network voice processing, which provides access to advanced call-handling capabilities, without customers having to purchase and maintain their own networks.

The revenue for inbound calling services refers to:

- the fees we charge our business customers for the provision of the inbound calling numbers; and

- for Freecall™1800 and Freecall™ One8 the cost of the call.

Under Priority® 1300 and Priority® One3 the calling party from a PSTN service incurs a cost of 25 cents (including GST), from anywhere in Australia, which is recorded in local call revenue. The other components of the call charges, as applicable, are charged to the service owner. Calls made from a PSTN service under the Freecall™1800 and Freecall™ One8 service are all charged to the party called, with no cost incurred by the caller. Different charges apply for calls made from ISDN, mobiles and payphones.

Table 14 shows information about our inbound calling products revenue.

Table 14 - Inbound calling products revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in millions)		(% change)	
Inbound calling products revenue.	**A$348**	A$434	A$433	**(19.8)**	0.2
Inbound calling product minutes	**3,458**	4,008	3,682	**(13.7)**	8.9

Note: statistical data represents management's best estimates.

Operating and Financial Review and Prospects

Revenue from inbound calling products was relatively flat in fiscal 2001 compared to fiscal 2000 and declined in fiscal 2002. Volumes increased in fiscal 2001 as usage of our inbound calling products continued to grow, prior to the introduction of inbound number portability (INP) on 30 November 2000. INP allows customers to switch providers of this service without changing the telephone number for the service rendered.

While the impact of INP on volumes was minimal in fiscal 2001, we commenced reducing prices during this period in response to increased competition. INP and competition has continued to impact fiscal 2002 revenues as we have continued price reductions and volumes have decreased. We lost one of our major customers in fiscal 2002, which also impacted our revenues and volumes.

We are seeking to stabilise revenue from this product category by establishing new Contact Centre Solutions.

Solutions management

Our operating revenue from our Managed Solutions™ product is derived from managing all or part of a customer's IT or telecommunications services, including managing:

- our network-based enhanced voice and data switching products and virtual private network products and the provision of related professional services;

- our core data products including ATM, frame relay, ISDN, ADSL and dedicated data network equipment;

- a customer's call or contact centre, including network services, equipment, third party hardware and applications and professional services;

- mobile phone networks and new wireless based technologies such as wireless LANs;

- IT based products and services, including firewalls, desktops, peripheral services and application service products; and

- complex once-off or whole of business solutions incorporating a range of the above services.

Table 15 shows information about our solutions management revenue.

Table 15 - Solutions management revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Solutions management revenue.	**352**	306	235	**15.0**	30.2

On 31 March 2000 we acquired the remaining 50% of Advantra Pty Ltd (subsequently renamed Telstra Enterprise Services Pty Ltd (TES)) that we did not previously own. TES is a specialised network services provider. During the three-year period our solutions management revenue increased due to:

- increased demand from the banking and financing sector;

- continued strong growth in our Telstra managed services business; and

- consolidation of the results of TES, from the last quarter of fiscal 2000.

While there has been reduced discretionary spending by our business customers we have renewed long-standing customer contracts and secured a number of new major contracts in fiscal 2002. We expect continued growth in this sector.

Operating and Financial Review and Prospects

Various controlled entities' revenue

Some of our controlled entities' operating revenue is included in the product categories to which they relate, including the following:

- Pacific Access (name changed to Sensis® Pty Ltd (Sensis®) on 19 August 2002) operating revenue is included in Directories revenue; and

- TES' operating revenue is included in Solutions Management revenue.

Table 16 includes information about the revenue that we consolidate from various controlled entities.

Table 16 – Various controlled entities' sales revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Sales revenue (100%) of:					
RWC	**1,080**	492	-	**119.5**	-
NDC	**162**	259	128	**(37.5)**	102.3
TelstraClear	**294**	-	-	**-**	-
Other controlled entities	**465**	598	782	**(22.2)**	(23.5)
Total various controlled entities' sales revenue	**2,001**	1,349	910	**48.3**	48.2

Our consolidated revenue from various controlled entities over the three-year period has increased primarily due to the inclusion of revenues from:

- RWC, from February 2001;

- TelstraClear, from December 2001; and

- Keycorp, from January 2001, which includes Tran$end and Argent revenue previously included in data and internet services revenue. We will not consolidate the revenues of Keycorp in fiscal 2003 and future years.

This increased revenue was achieved despite decreased revenue from other controlled entities due to:

- the sale of some of these entities as part of the sale of our global wholesale business to REACH in February 2001. These entities recorded revenue of A$144 million for the 7 months to 31 January 2001; and

- the scale down of the operations of the Vietnam and Cambodia Business Co-operation Contract (BCC), as expected.

NDC's revenue has decreased in fiscal 2002 due to the general slow down of network construction activity undertaken by NDC following a period of increased activity from new technology companies.

Refer "Operating and Financial Review and Prospects - International business ventures" for discussion on RWC and TelstraClear.

Operating and Financial Review and Prospects

Other sales and services

The principal components of operating revenue we record in other sales and services are:

- payphones;

- operator-assisted services; and

- other minor revenue items, including voicemail for fixed lines, recorded services, commercial works and other enhanced call products and radio services.

Table 17 shows information about the three main items included in our other sales and services revenue.

Table 17 - Other sales and services revenue

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Other sales and services revenue from:					
Payphones	**154**	166	190	**(7.2)**	(12.6)
Operator-assisted services	**116**	122	97	**(4.9)**	25.8
Other minor items	**419**	341	1,109	**22.9**	(69.3)
Total other sales and services revenue	**689**	629	1,396	**9.5**	(54.9)

In fiscal 2000 we recognised A$734 million of revenue in relation to the Jindalee Operational Radar Network (JORN) contract. In 1997 and prior years, we recorded provisions for losses of A$585 million for this contract. As our obligations under the JORN project were finalised in fiscal 2000 we recorded both the revenue and expenses associated with this project in this period. The revenue was recorded in other sales and services revenue and the expenses were recorded in direct cost of sales.

In fiscal 2002 operator assisted services volumes fell due to customers using alternative products, such as White pages™ and Yellow Pages® online and Telstra call connect. This occurred despite an initial upward trend in fiscal 2001, compared with fiscal 2000, caused by higher demand for call connect and chargeable directory assistance services.

Over the three-year period our payphones business revenue has continued to decrease, impacted by substitution of other products, particularly mobiles.

Revenue from other minor items has increased in fiscal 2002 due to increased usage of products and services such as Conferlink, Securidial and Internetwork Management Services.

Operating and Financial Review and Prospects

Other revenue

Table 18 shows information about other revenue by category.

Table 18 - Other revenue by category

| | Year ended 30 June | | |
	2002	2001	2000
		(in A$ millions)	
Other revenue			
Dividends received/receivable	**1**	16	12
Miscellaneous revenue	**303**	985	308
Sub-total other revenue	**304**	1,001	320
Revenue from sale of:			
Property, plant and equipment	**246**	288	243
Controlled entities	**-**	120	248
Investments in listed securities and other corporations . . .	**22**	603	177
Patents, trademarks and licences	**1**	14	-
Businesses	**33**	2,273	149
Associates	**-**	-	25
Joint Ventures	**-**	5	-
Total revenue from sale of assets	**302**	3,303	842
Total other revenue[1]	**606**	4,304	1,162

[1] *Interest revenue received/receivable is now included in net interest. Refer Table 25.*

Over the three-year period the following one off transactions have impacted our other revenue from the sale of assets:

- the disposal of our global wholesale business and certain controlled entities in February 2001 to REACH for A$2,372 million;

- the sale of our 15% interest in Computershare for A$546 million in fiscal 2001;

- the sale in fiscal 2000 of our wholly owned entity, Telstra New Zealand Limited, to TelstraSaturn (now TelstraClear) for A$195 million;

- the sale in fiscal 2000 of our global satellite communications business, Inmarsat Holdings plc for A$170 million, in exchange for a 35% interest in the joint venture now holding these assets; and

- the sale in fiscal 2000 of a portion of our interest in Infonet Services Corporation for A$115 million.

Dividends received in fiscal 2002 were lower compared with fiscal 2001 due to dividends paid by Intelsat in fiscal 2001 under contractual obligations while it was a satellite consortium. Since incorporation on 18 July 2001, Intelsat has not declared a dividend.

In fiscal 2001 miscellaneous revenue increased as a result of the writeback of A$725 million superannuation contributions, due to the release of our obligation to continue to pay contributions to the Telstra Superannuation Scheme.

Operating and Financial Review and Prospects

Our miscellaneous revenue in fiscal 2002, excluding the superannuation write-back, increased mainly due to government subsidies we received for work under the Extended Zone Untimed Local Call tender, as part of the Rural Telecommunications Infrastructure Fund. This was offset in part by lower Universal Service Obligations levy receipts.

Operating expenses

We categorise our operating expenses into labour expense, direct cost of sales, depreciation and amortisation and other expenses. Interest expense is not included in operating expenses. Refer "Net interest".

Table 19 provides a breakdown of our operating expenses by each of our major categories of operating expenses for the three-year period.

Table 19 - Operating expense and share of net equity accounted losses data

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Labour expense	**3,240**	3,122	3,800	**3.8**	(17.8)
Direct cost of sales	**3,966**	3,133	4,063	**26.6**	(22.9)
Other expenses	**4,032**	6,711	4,021	**(39.9)**	66.9
Sub total	**11,238**	12,966	11,884	**(13.3)**	9.1
Share of net equity accounted losses	**81**	183	58	**(55.7)**	215.5
Sub total	**11,319**	13,149	11,942	**(13.9)**	10.1
Depreciation and amortisation	**3,267**	2,871	2,646	**13.8**	8.5
Total operating expenses and net equity accounted losses	**14,586**	16,020	14,588	**(9.0)**	9.8

During the three-year period, our operating expenses were affected by a number of one-off significant events, including:

- a provision of A$572 million for the estimated cost of planned redundancies and restructuring for fiscal 2001 and fiscal 2002. This is reflected in labour expense in fiscal 2000;

- restructuring and redundancy costs of A$289 million in fiscal 2002 and A$44 million in fiscal 2001 that had not previously been provided for;

- A$734 million in direct costs of sales in fiscal 2000 arising from the finalisation of our obligations under the JORN contract;

- a reduction of A$560 million in direct cost of sales in fiscal 2001 reflecting the cumulative effect of the application of SAB 101 on recognition of operating expenses;

- A$1,520 million in other operating expenses in fiscal 2001 reflecting the cost of sale and deferral of 50% of the profit on sale of our global wholesale business and certain controlled entities to REACH;

- A$999 million write-down of our investment in RWC in fiscal 2001 reflected in other operating expenses; and

- A$301 million cost of sale of our shares in Computershare in fiscal 2001.

In addition to these one-off events, our operating expenses have also been impacted by:

- the consolidation of the operating expenses of our new business ventures RWC, Keycorp and TelstraClear, from February 2001, December 2000 and December 2001 respectively;

Operating and Financial Review and Prospects

- the removal of operating expenses, including depreciation and amortisation, of A$326 million associated with our global wholesale business, after its sale to REACH effective February 2001;

- growth in our communications plant asset base and capitalised software development, which increased our depreciation expense;

- increased goodwill amortisation expense as a result of our acquisition of RWC; and

- ongoing cost control and cost containment programs.

In fiscal 2002, our share of net equity accounted losses included our share of profit from REACH for a full year, compared to 5 months in fiscal 2001. Also included in our share of net equity accounted losses in fiscal 2001 was the write-down of certain investments in listed entities totalling A$102 million.

The following tables provide more detailed information about expenses from each of our expense groupings.

Labour expense

Labour expense includes:

- salary and wages and related on-costs, including employer contributions to superannuation funds, workers' compensation, leave entitlements and payroll tax;

- costs of engaging contractor labour and agency costs; and

- restructuring costs, including redundancy.

Our domestic full-time employees include domestic full-time staff, domestic fixed-term contracted staff and expatriate staff in overseas controlled entities. Domestic full-time employees does not include persons involved in work undertaken through outsourcing arrangements for work previously performed by employees or a full-time equivalent measure of part-time and casual staff, overtime worked, full and part-time contracted staff or a measure of overseas local hires.

Table 20 shows information about our labour expense.

Table 20 - Labour expense

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
	(in millions, except staff numbers in whole numbers)			(% change)	
Labour expense	**A$3,240**	A$3,122	A$3,800	**3.8**	(17.8)
Domestic full-time employees[2]	**40,427**	44,874	50,761	**(9.9)**	(11.6)
Full-time employees and equivalents[1] . . .	**44,977**	48,317	53,055	**(6.9)**	(8.9)

[1] *Includes full-time, part-time and casual domestic and offshore employees, including employees of controlled entities.*
[2] *Includes domestic full-time staff, fixed term contracted staff and expatriate staff working in overseas controlled entities.*

Since 30 June 2000 we have reduced our number of domestic full-time employees from 50,761 to 40,427 as a result of our implementation of several cost reduction measures.

- In fiscal 2000, a provision of A$572 million was raised for the estimated cost of redundancies and business restructuring to occur over the two following years. This amount was included in labour expense in fiscal 2000.

Operating and Financial Review and Prospects

As a result of additional redundancies that were not part of the approved plan our labour expense includes additional restructuring costs of:

- A$44 million in fiscal 2001; and

- A$289 million in fiscal 2002, of which A$150 million relates to redundancies at NDC.

Excluding the redundancy and restructuring costs provided for or expensed, during the three-year period labour expense decreased from A$3,190 million in fiscal 2000 to A$3,078 million in fiscal 2001 and A$2,951 million in fiscal 2002. This decrease reflects lower aggregate labour expenses, as our labour force is smaller. The reduction has been partly offset by:

- the use of employment agency staff in preference to full-time staff in order to manage costs more closely, better utilise staff as a variable resource in peaks and troughs and to satisfy specialised needs;

- increased labour rates across most areas of the business through award increases and the higher demand for the retention of high calibre staff;

- additional labour expense associated with the consolidation of:

  - RWC from February 2001, which had 1,038 full-time employees and equivalents at 30 June 2002 and 1,281 at 30 June 2001;

  - TelstraClear from December 2001, which had 1,189 full-time employees and equivalents at 30 June 2002; and

  - TES from April 2000, which had 1,087 full-time employees and equivalents at 30 June 2002 and 975 at 30 June 2001.

We entered into business unit based enterprise agreements with our award staff which were certified in the Australian Industrial Relations Commission in December 2000. Pursuant to these enterprise agreements a 4% increase was delivered to the majority of our award-based staff in December 2000 and a further 4% in December 2001. Those award staff who were being paid above market rates of pay at that time were delivered a 2% increase. Staff on individual contracts received an average increase of 5% in October 2001, following an average increase of 4% in October 2000 and 4.2% in October 1999.

Based on the latest actuarial advice provided on the financial position of the Telstra Superannuation Schemes as at 30 June 2000, we anticipate that a surplus in the superannuation fund will continue. As a result employer contributions were not required in fiscal 2001 and fiscal 2002 and are unlikely to be required in fiscal 2003 and fiscal 2004.

Direct cost of sales

The largest component of our direct cost of sales is payments we make to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant components of our direct cost of sales over the three-year period related to costs of mobile handsets, mobile handset subsidies, dealer bonuses, commissions paid to indirect distribution channels, external construction and directory publishing costs.

Operating and Financial Review and Prospects

Table 21 shows our other direct cost of sales during the three-year period.

Table 21 - Direct cost of sales

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Direct cost of sales	**3,966**	3,133	4,063	**26.6**	(22.9)

Our direct cost of sales has been impacted by the following one-time events:

- in fiscal 2001 we decreased our direct cost of sales by A$560 million to reflect the effect of SAB 101. Under SAB 101, we now defer the recognition of some revenue and the direct cost of sales associated with that revenue. The nature of these deferrals is described above in "Operating revenue". The deferred expenses have been recognised in part in fiscal 2002 and will continue to be recognised as we recognise the associated revenue. See "Changes in accounting policies"; and

- in fiscal 2000 we recognised expenses of A$734 million relating to the finalisation of our obligations under the JORN contract.

Excluding the impact of these one-off events our direct costs of sales increased from A$3,329 million in fiscal 2000 to A$3,693 million in fiscal 2001 and A$3,966 million in fiscal 2002. These increases resulted primarily from:

- the consolidation of the direct cost of sales of RWC since February 2001, TelstraClear since December 2001 and Keycorp since December 2000. We will not consolidate the results of Keycorp in fiscal 2003; and

- increased network payments which comprised 41% of our direct cost of sales in fiscal 2002.

Our network payments have been impacted by the sale of our global wholesale business to REACH in February 2001. This business recorded direct cost of sales of A$223 million for the 7 months ended 31 January 2001. Amounts REACH charged us for terminating outgoing calls in fiscal 2001 were higher than the charges we had previously paid to other international carriers. This increased our network payments in fiscal 2001. In fiscal 2002 network payments decreased compared to fiscal 2001, mainly as a result of decreasing interconnect rates. This was offset in part by increased volumes and an increase in terminating traffic caused by:

- increased mobile voice, data (SMS) and international roaming traffic terminating on other carrier's networks; and

- higher volumes in international direct.

We have also incurred additional costs in relation to the increased use of our wholesale Global Linx product. Our revenue from this product increased by A$79 million in fiscal 2002.

Our costs for handset subsidies and incentives and commissions paid to dealers has declined in fiscal 2002, largely due to:

- the progressive removal of handset subsidies, except where mobiles are sold to corporate clients; and

- lower commission rates, as we now internally manage some MobileNet® customers who were previously managed externally.

Operating and Financial Review and Prospects

Costs of external construction increased in fiscal 2001 but declined in fiscal 2002 due to a softening in the network construction market. These costs relate to network construction activities provided by NDC to external parties.

In fiscal 2002 information service provider payments increased mainly as a result of the increased volume of content provided on the telstra.com portal.

Other operating expenses

Our other operating expenses include such costs as:

- service contracts and agreements for outsourced activities, such as IT, cleaning services and warehousing and distribution;

- promotion and advertising;

- property costs, including rent, maintenance, municipal rates, land tax and power;

- network maintenance materials;

- travel costs;

- lease expense on operating leases;

- fleet running costs;

- bad and doubtful debts;

- the carrying value of assets and investments disposed of; and

- write-downs of investments and assets to recoverable amount.

Table 22 shows our other operating expenses during the three-year period.

Table 22 - Other operating expenses

	Year ended 30 June		
	2002	2001	2000
		(in A$ millions)	
Total other operating expenses	**4,032**	6,711	4,021

In fiscal 2002 we did not sell any of our significant investments or businesses. Expenses relating to investment and asset sales in fiscal 2001 include:

- the cost of sale and deferral of 50% of the profit on sale of our global wholesale business and certain controlled entities to REACH, of A$1,520 million;

- the cost of sale of our investment in Computershare of A$301 million;

- the cost of sale of our midrange IT equipment of A$107 million; and

- the cost of sale of our interest in Extant of A$36 million.

We assess the recoverable amount of our investments at each reporting date and where we consider that the recorded amount is not recoverable we write the investment down to recoverable amount. For more detail refer "Application of Critical Accounting Policies".

Operating and Financial Review and Prospects

In fiscal 2001 we wrote down our investment in RWC by A$999 million. We also wrote down our investments in Solution 6, SMS Management and Technology Limited (formerly Sausage Software), Commander Communications and other smaller investments, by A$66 million. In fiscal 2002 we wrote down a number of minor investments, totalling A$26million.

As part of our negotiations with PCCW, in relation to our purchase of an additional 40% of RWC in June 2002, we reduced the value of the convertible note issued to us by PCCW in February 2001 by A$96 million. We now own 100% of RWC. Refer "New Business Ventures".

Our other operating expenses were also impacted by the following, over the three-year period:

- bad debts in the consumer market increased in fiscal 2002. In fiscal 2001 we incurred bad debts in relation to the collapse of One.Tel;

- higher rental expense for our operating leases, in particular for increased leased motor vehicles and for leased computers, as a result of the sale and operating leaseback of our midrange IT equipment;

- an increase in expenses relating to service contracts and other agreements which include network maintenance, fault repairs, pre-provisioning and activation work from A$1,285 million in fiscal 2000, to A$1,334 million in fiscal 2001 and A$1,354 million in fiscal 2002. This increase was attributable to increases in the number of service contracts and prices, as well as other minor issues such as an increase in maintenance costs for the CDMA network, as these costs were previously covered by warranties. We have also increased our use of outsourcing agreements, particularly in relation to IT professional services, in preference to using full-time employees. These increases were offset by decreases in labour and consultancy costs;

- continuing decreases, of A$97 million in fiscal 2002 and A$116 million in fiscal 2001, in our marketing, general and administration and other operating expenses, as a result of our focus on cost reduction;

- IT expenses of A$49 million for the implementation of GST and A$85 million for Year 2000 system changes in fiscal 2000; and

- the first inclusion of other operating expenses associated with RWC and TelstraClear which were consolidated from February 2001, December 2001 and December 2000 respectively. In fiscal 2002 these entities contributed other operating expenses of A$296 million.

Share of net equity accounted losses

Table 23 - Share of net losses of associates and joint venture entities

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Share of net losses of associates and joint venture entities	**81**	183	58	**(55.7)**	215.5

Our share of net losses of associates and joint ventures includes both profits and losses from our equity accounted investments.

In fiscal 2001 we wrote down our investments in Solution6, My Internet and Xantic, by A$102 million.

In fiscal 2002 our net equity accounted losses were impacted by:

- increased profits from our investment in REACH. We equity accounted for REACH for 5 months in fiscal 2001 and for a full year in fiscal 2002;

Operating and Financial Review and Prospects

- increased losses from our investment in FOXTEL;

- increased losses from our investment in Australia-Japan Cable due to the commencement of depreciation following the completion of the network in December 2001;

- decreased losses from our investment in Solution 6 including an adjustment to reflect the dilution in our shareholding;

- the cessation of equity accounting our investment in Commander Communications in August 2000; and

- decreased losses from our investment in TelstraSaturn. In December 2001, we increased our ownership interest in TelstraSaturn and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications and the company's name was changed to TelstraClear.

Depreciation and amortisation

Our depreciation and amortisation expense has been and will remain a major component of our cost structure, reflecting our capital investments.

Table 24 - Depreciation and amortisation

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Depreciation	**2,612**	2,402	2,357	**8.7**	1.9
Amortisation (excl. goodwill)	**568**	426	269	**33.3**	58.4
Amortisation of goodwill	**87**	43	20	**102.3**	115.0
Total depreciation and amortisation	**3,267**	2,871	2,646	**13.8**	8.5

During the three-year period, the increase in depreciation and amortisation, excluding goodwill, was mainly attributable to:

- growth in our communications plant asset base and capitalised software development, which is consistent with our level of capital expenditure activity; and

- the consolidation of the depreciation expenses of RWC and TelstraClear.

This increase has been partially offset by the removal of the depreciation associated with the assets of our global wholesale business which were sold to REACH.

We capitalise expenditure incurred in the development and enhancement of computer systems as business software. Software developed for internal use is amortised over a five-year service life. Fiscal 2000 and fiscal 2001 includes amortisation of software assets developed for internal use which we capitalised when we initially adopted this capitalisation policy in 1997. These assets were fully amortised in fiscal 2001. The increase in amortisation (excluding goodwill) during the three-year period reflects the growth in capitalised software assets.

Our analogue network was fully depreciated as of December 1999 and ceased operating altogether as of October 2000. We commenced depreciation of our CDMA network during fiscal 2001, from the date that components of this network were completed. In fiscal 2002 our depreciation expense reflects the first full year of depreciation of this CDMA network.

Operating and Financial Review and Prospects

During the three-year period the increase in depreciation and amortisation (excluding goodwill) was offset, in part, by:

- adjustments to the service lives of some of our assets;

- retirement of certain assets;

- an increased number of leased motor vehicles, rather than acquisition through outright purchase; and

- the sale and operating leaseback of mid-range IT equipment and mechanical aid assets.

Over the three-year period goodwill amortisation increased mainly due to the amortisation of goodwill we acquired as part of our acquisition of RWC.

Net interest

Table 25 – Net Interest

| | Year ended 30 June | | | | |
| | **2002** | 2001 | 2000 | **2002/2001** | 2001/2000 |
		(in A$ millions)		(% change)	
Gross interest expenses	**1,011**	877	755	**15.3**	16.2
Less capitalised interest	**(115)**	(108)	(125)	**6.5**	(13.6)
Interest expense	**896**	769	630	**16.5**	22.1
Interest received/receivable.	**126**	103	62	**22.3**	66.1
Net interest expense	**770**	666	568	**15.6**	17.3

Our borrowing costs have been influenced by:

- the level of our debt;

- interest rates;

- a lengthening of our debt maturity profile; and

- our level of investments in financial assets (affects net debt).

Our level of debt increased by A$4 billion in mid February 2000 as a result of the settlement of the PCCW transactions. This impacted fiscal 2001 for 5 months and fiscal 2002 for the whole year. In December 2001 we increased our shareholding in TelstraSaturn (now TelstraClear) to 58.43% from 50%, resulting in consolidation from December 2001 onwards. The NZ$600 million of bank debt held by TelstraClear at 30 June 2002 is therefore included in our group results. In September 2002 this debt has been refinanced by a loan from Telstra and the bank debt repaid.

On 28 June 2002 we acquired the remaining 40% of RWC we did not previously own. As consideration for these shares the US$750 million convertible note issued to us by PCCW in February 2001 was redeemed and replaced by a new mandatorily converting secured note of US$190 million issued by PCCW. This change in convertible/converting notes resulted in an increase in net debt of almost A$1 billion.

Our interest expense charged to the statement of financial performance is also influenced by the amount of interest that we capitalise on our constructed assets and capitalised software.

Our interest expense increased from A$630 million in fiscal 2000 to A$769 million in fiscal 2001 and A$896 million in fiscal 2002.

Operating and Financial Review and Prospects

Our interest expense increased in fiscal 2002, mainly due to:

- interest for a full year on the borrowings we incurred to invest in our Asian ventures in fiscal 2001, compared with interest on these borrowings for 5 months in fiscal 2001. This also increased our interest expense in fiscal 2001 compared to fiscal 2000; and

- a lengthening of the maturity of our debt portfolio.

This was partially offset by reductions in interest rates generally.

Income tax expense

Our income tax expense decreased in fiscal 2002, down 19.7% from A$2,236 million in fiscal 2001 to A$1,796 million in fiscal 2002. This was impacted by a 13.5% decrease in profit before income tax expense, as well as a decrease in the effective tax rate from 35.5% in fiscal 2001 to 33.0% in fiscal 2002.

The 2.5% decrease in effective tax rate was mainly due to the reduction in the Australian company income tax rate from 34% of taxable income in fiscal 2001 to 30% in fiscal 2002 and a reduction in the level of investment write-downs that are not tax deductible. The reductions were partly offset by the impact of the sale of our global wholesale business in fiscal 2001, an increase in non-deductible expenditure relating to REACH, the non-deductible write-down of a convertible note issued to us by PCCW and the decrease in our share of associates' net losses.

In fiscal 2001, income tax expense increased significantly, up 33.4% from A$1,676 million in fiscal 2000 to A$2,236 million in fiscal 2001. This was impacted by a 17.7% increase in profit before income tax expense, as well as an increase in the effective tax rate from 31.3% in fiscal 2000 to 35.5% in fiscal 2001. The increase in effective tax rate was mainly due to increases in our share of associates' net losses and increased write-downs of investments that are not tax deductible. The lowering of income tax rates from 36% to 30%, reduced the income tax expense we recognised in our accounts for fiscal 2001 by A$56 million.

International business ventures

As part of our strategy to expand our operations outside Australia, we invested in new ventures in the Asia-Pacific region during fiscal 2001 and fiscal 2002.

REACH

In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH and cash of US$375 million (A$680 million). We obtained an independent valuation of our global wholesale business as at 31 January 2001, which resulted in a fair value of US$1.3 billion (A$2.37 billion) being placed on this business.

We achieved a profit on the sale of US$935 million (A$1,704 million). Under Australian GAAP, 50% of the profit, or A$852 million was deferred, to be recognised in the share of net profits (losses) of associates and joint venture entities line in our statement of financial performance, over 20 years. The profit impact of the sale, after taxation, was A$875 million in fiscal 2001.

Under Australian GAAP REACH's profit in fiscal 2001 was A$161 million and in fiscal 2002 A$255 million. After taking into account goodwill amortisation and recognition of deferred profit, we recognised equity accounted profits of A$48 million on our 50% interest in REACH in fiscal 2001 and A$53 million in fiscal 2002.

Operating and Financial Review and Prospects

Table 26 – Equity accounted profit of REACH

	Year ended 30 June		
	2002	2001	**2002/2001**
	(in A$ millions)		(% change)
REACH net profit after tax (AGAAP)	**255**	161	**58.4**
Telstra 50% share	**129**	80	**61.3**
Goodwill amortisation.	**(119)**	(50)	**(138.0)**
Recognition of deferred profit	**43**	18	**138.9**
REACH equity accounted share of profit . . .	**53**	48	**10.4**

During fiscal 2002, REACH continued to experience pricing pressure and lower than anticipated volume growth consistent with the trends in international telecommunications markets. In response to these tough conditions REACH reorganised the business with the emphasis on cost rationalisation and productivity improvement. This has resulted in cost savings.

Notwithstanding these market conditions, REACH has the opportunity to consolidate its position and take advantage of the availability of distressed assets, to underpin its longer term position in the market. This advantage was demonstrated in December 2001 when REACH acquired the Asian assets of Level 3 Inc. This acquisition provided REACH with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan and Korea.

Historically, Telstra has been a substantial acquirer of cross border connectivity services from REACH and we expect this to continue. These services are important in supporting our growth in domestic businesses, particularly in areas of data and internet and the broadband rollout.

Refer to "Related Parties" for discussion regarding our dealings with REACH.

Regional Wireless Company (RWC)

In February 2001, we acquired a 60% ownership interest in RWC, which owns 100% of Hong Kong CSL Limited (CSL). We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest.

Upon completion, in accordance with Australian Accounting Standards, a valuation was undertaken to determine the fair value of our investment. The independent valuation of RWC was US$1,900 million (A$3,477 million), placing a value of our 60% share at US$1,140 million (A$2,086 million). The difference between the valuation obtained as at 31 January 2001 and the purchase price valued at October 2000 is principally due to the movement in global telecommunication asset prices between the signing of the agreements and completion. This resulted in a write-down of our investment in RWC by A$999 million in fiscal 2001.

On consolidation of RWC, we recognised goodwill on acquisition of A$1,461 million, to be amortised over 20 years. On acquisition, other intangibles recognised included CSL's brands of A$212 million, a customer base of A$468 million and spectrum licences of A$79 million, which we are amortising over their estimated useful lives.

In June 2002 PCCW redeemed the US$750 million 2007 convertible note we held. We acquired the remaining 40% interest in RWC and subscribed for a US$190 million mandatorily converting secured note issued by PCCW. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted its value in our financial statements accordingly. The reduction in value of the note of A$96 million was charged as an expense in fiscal 2002.

Operating and Financial Review and Prospects

RWC's 100% owned subsidiary, CSL operates in the highly competitive Hong Kong mobile market. CSL has seen its revenue decline by 10% in fiscal 2002 when compared to its full year revenue in fiscal 2001 from HK$4,917 million to HK$4,418 million. Due to aggressive pricing from CSL's competitors, ARPU fell by HK$54 to HK$388 during fiscal 2002, but remains well above the market average. Fiscal 2002 has seen declining revenues across most product lines, with the exception of data revenue, which continues to grow strongly albeit from a low base.

CSL's profitability has been affected by:

- decreased revenues;

- reduced handset subsidies, attributable to lower negotiated prices and a change in product model; and

- efforts to reduce roaming and IDD expenses.

In addition CSL have recorded the following adjustments in fiscal 2002, which have been reversed on consolidation:

- a one-off HK$83 million increase in amortisation due to a change in accounting policy in relation to the deferral of handset subsidies to match Telstra's policy; and

- a HK$100 million increase in the provision for the write-down of the TDMA network (HK$40 million in fiscal 2001) which we have already allowed for in our fair value adjustments at acquisition.

CSL's capital expenditure decreased by 34% in fiscal 2002 to HK$323 million. CSL's market share remains stable at 20%.

Convertible/converting notes issued by PCCW

In February 2001, we purchased a convertible note from PCCW for US$750 million (A$1,372 million).

In June 2002 this note was redeemed as part of our acquisition of the remaining 40% of RWC. We acquired a US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three-year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over all of PCCW's 50% shareholding in REACH.

TelstraClear

TelstraClear, the second largest full service carrier in New Zealand, has been operative in its current form since December 2001. December 2001 saw the merger of our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.43% interest in the merged entity and have consolidated its results from that date for the 7 months to 30 June 2002. TelstraClear's revenue for this period was A$296 million and the consolidation of TelstraClear decreased our net profit before tax by A$110 million.

New Zealand is a strategically important market for our trans-Tasman customers and this acquisition enables TelstraClear and Telstra to work together to provide customers on both sides of the Tasman with seamless communication and information technology solutions. The ability to do so was instrumental in winning a 5 year contract with the National Australia Bank and Bank of New Zealand to provide outsourcing solutions of this nature.

Operating and Financial Review and Prospects

Liquidity and capital resources

Capitalisation

Table 27 shows our capitalisation in accordance with Australian GAAP as at 30 June 2002.

Table 27 - Capitalisation

	As at 30 June 2002 (in millions)	
	A$	US$[1]
Cash	1,070	599
Short-term debt [2]	1,866	1,045
Long-term debt		
Telecom/Telstra bonds (unsecured)	2,605	1,459
Loans (unsecured)	9,234	5,171
Finance leases	21	12
Total long-term debt	11,860	6,642
Shareholders' equity		
Ordinary shares (12,866,600,200 fully paid ordinary shares issued)	6,433	3,602
Reserves	14	8
Retained earnings	7,661	4,290
Minority interests[3]	(2)	(1)
Total shareholders' equity[4]	14,106	7,899
Total capitalisation[5]	27,832	15,586

Note: For purposes of calculating net debt, we also had other interest bearing financial assets of A$873 million and non interest bearing loans to employees of A$230 million.

[1] Translated at the noon buying rate on 30 June 2002 of A$1.00 = US$0.56. The noon buying rate on 19 September 2002 was A$1.00 = US$0.5510.
[2] Includes the current portion of long-term debt.
[3] Minority interests are not classified as shareholders' equity under USGAAP.
[4] Total shareholders' equity under USGAAP is A$18,402 million. Refer to note 30 of the financial statements.
[5] Total capitalisation consists of short-term debt, long-term debt and shareholders' equity, including minority interests.

Cash flow information

Table 28 provides information regarding our cash flows and liquidity during the three-year period.

Table 28 – Cash flow

	Year ended 30 June				
	2002	2001	2000	2002/2001	2001/2000
	(in A$ millions)			(% change)	
Net cash provided by operating activities	7,098	6,599	6,547	7.6	0.8
Net cash used in investing activities	(3,258)	(6,370)	(4,896)	(48.9)	30.1
Free Cash Flow	3,840	229	1,651	1576.9	(86.1)
Net cash (used in) provided by financing activities	(3,817)	94	(1,881)	4160.6	(105.0)
Net increase/(decrease) in cash	23	323	(230)	(92.9)	240.4

Operating and Financial Review and Prospects

Net cash provided by operating activities

Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes interest paid and received.

During the three-year period, net cash provided by operating activities has increased, predominantly due to increased receipts from customers. Increased receipts from customers in fiscal 2002 were only partially offset by increased payments to suppliers and minor increases in tax and interest payments.

In fiscal 2001, an extra tax instalment of A$274 million was paid as a result of the introduction of the new tax system. We also incurred additional interest payments relating to the funding of our investments in RWC and the PCCW convertible note in fiscal 2001. These increased cash outflows and increased payments to suppliers and employees partially offset the increased receipts from customers in fiscal 2001.

Net cash used in investing activities

Net cash used in investing activities represents amounts paid for capital assets, trademarks, licences and investments, offset by cash receipts from the sale of capital assets and investments. During the three-year period we committed a substantial amount of capital and other resources to upgrade and rationalise our network infrastructure and improve many of our systems. However, the level of this capital expenditure has declined over the three-year period.

We also invested resources in investments we have made during the three-year period, particularly in fiscal 2001, when we acquired 60% of RWC.

Operating and Financial Review and Prospects

Table 29 below summarises the net cash we used in investing activities during the three-year period.

Table 29 - Net cash used in investing activities

| | Year ended 30 June | | | | |
| | **2002** | 2001 | 2000 | **2002/2001** | 2001/2000 |
		(in A$ millions)		(% change)	
Switching	**661**	735	647	**(10.1)**	13.6
Transmission	**416**	429	693	**(3.0)**	(38.1)
Customer access network	**891**	971	1,285	**(8.2)**	(24.4)
Mobile telecommunications networks	**255**	390	628	**(34.6)**	(37.9)
Broadband network	**38**	33	30	**15.2**	10.0
International telecommunications infrastructure	**233**	172	125	**35.5**	37.6
Capitalised software	**559**	737	599	**(24.2)**	23.0
Other items.	**553**	677	722	**(18.3)**	(6.2)
Sub total capital expenditure	**3,606**	4,144	4,729	**(13.0)**	(12.4)
Less: Capitalised interest	**(115)**	(108)	(125)	**6.5**	(13.6)
Capital expenditure (excluding capitalised interest)	**3,491**	4,036	4,604	**(13.5)**	(12.3)
Add: patents, trademarks and licences (including 3G spectrum)	**-**	332	101	**(100.0)**	228.7
Add: investments	**171**	3,236	598	**(94.7)**	441.1
Capital expenditure (excluding capitalised interest) and investments	**3,662**	7,604	5,303	**(51.8)**	43.4
Sale of capital equipment, investments and other property, plant and equipment	**(404)**	(1,234)	(407)	**(67.3)**	203.2
Net cash used in investing activities	**3,258**	6,370	4,896	**(48.9)**	30.1
Capital expenditure (including interest and patents, trademarks and licences) and investments	**3,777**	7,712	5,428	**(51.0)**	42.1

Our capital expenditure and investment spending has decreased significantly in fiscal 2002, following an increase in fiscal 2001. These movements were principally driven by:

- our investment in RWC in fiscal 2001;

- continued decreases in capital expenditure, as the level of activity on rehabilitation of our customer access network declined, from its peak in fiscal 2000 and rollout of our CDMA digital mobile network neared completion. This trend has continued over the three-year period;

- our purchase of a 3G spectrum licence for A$302 million in fiscal 2001; and

- increased spending on capitalised software in fiscal 2001 reflecting the higher level of activity on systems to support new products and services, such as ADSL.

Our proceeds on sale of capital assets and investments was impacted in fiscal 2001 by:

- the sale of our global wholesale business and certain controlled entities to REACH. We received cash and shares in REACH as consideration for the sale;

- the sale of our shares in Computershare; and

- the sale and leaseback of our midrange IT equipment.

Operating and Financial Review and Prospects

Over the three-year period our principal cash investments included:

- A$25 million equity contribution to TelstraSaturn (renamed TelstraClear), followed by A$40 million for the acquisition of an additional 8.43% interest in TelstraClear in fiscal 2002, compared to A$39 million in fiscal 2001;

- additional investments in FOXTEL of A$42 million in fiscal 2002, A$46 million in fiscal 2001 and A$33 million in fiscal 2000;

- A$17 million to acquire 100% of Citysearch in fiscal 2002;

- net A$3,045 million to acquire a 60% interest in RWC in fiscal 2001. We acquired the remaining 40% in a non-cash transaction in June 2002;

- A$208 million additional investment in Computershare in fiscal 2000;

- A$103 million investment in Solution 6 in fiscal 2000;

- A$40 million equity contribution to Australia-Japan Cable Holdings in fiscal 2002, compared to A$11 million in 2001; and

- A$63 million to acquire the remaining 25% interest in Sensis® (previously named Pacific Access) in fiscal 2000. We now own 100% of the company.

We expect to incur future capital expenditure in the following areas:

- meeting on-going customer demand for existing products and services, whilst ensuring service levels are maintained or improved;

- developing new products and services to meet the changing needs of our customers;

- providing additional coverage and depth on our digital GSM and CDMA mobile networks;

- upgrading our customer access network;

- further developing of our broadband and online infrastructure to meet future growth;

- providing enhanced telecommunications services to rural and remote areas;

- internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements;

- investment in or acquisition of enterprises that complement and fit with our growth strategies; and

- delivering specific product or service enhancements to satisfy regulatory, licence, shareholder or other legal requirements.

We expect that our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.

Net cash provided by (used in) financing activities

In fiscal 2002 we experienced a net outflow from financing activities of A$3.8 billion, compared with an inflow from financing activities of A$94 million in fiscal 2001 and an outflow of A$1.8 billion in fiscal 2000.

In fiscal 2002 we utilised operating cash flows to reduce the level of our external borrowings, which had increased in fiscal 2001 to fund our investments in Asia.

Cash used in financing activities in fiscal 2000 includes the one-off payment of the special dividend of A$2 billion we declared in fiscal 1999.

Operating and Financial Review and Prospects

Capital resources

Cash and cash equivalents at 30 June 2002 were A$1,070 million, compared with A$1,077 million at 30 June 2001 and A$751 million at 30 June 2000. At 30 June 2002, our total debt was A$13,726 million with net debt of A$11,553 million after deducting cash, other interest bearing financial assets and loans to employees. Approximately 23% of our total debt consisted of domestic borrowings with the balance sourced from a variety of offshore markets. Our current interest bearing liabilities that mature in less than 12 months amount to A$1,866 million, approximately 13.6% of our total debt. This comprised three main components, namely bills of exchange and commercial paper of A$602 million, bank loans of A$539 million and A$582 million of Telstra Bonds maturing within the 2003 fiscal year. Total debt had an average maturity of approximately 5.3 years. For a summary of the maturity profile of our debt, see note 16 to our financial statements.

We have access to A$550 million and US$150 million of committed standby bank lines and A$1.25 billion of an undrawn committed syndicated loan is available until September 2005. These standby lines comprise bilateral arrangements with 8 banks, which fall due for renewal at various times throughout the year. We have 3 commercial paper programmes with a total borrowing capacity of A$2 billion, US$4 billion and Euro 4 billion. In each case, we issue commercial paper through dealers on a best endeavours basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds.

Other than borrowings in foreign currency specifically held as hedges against foreign currency assets, foreign currency borrowings are fully hedged at drawdown to A$ equivalents using cross currency swaps. Our foreign currency exchange risk is managed centrally by our treasury department, which is part of our Finance & Administration business unit. For additional information regarding our foreign currency position and the management of our foreign currency exchange risk, see "Quantitative and Qualitative Disclosure about Market Risk" and note 29 to our financial statements.

We had net current liabilities (negative working capital) of A$1,854 million at 30 June 2002, A$3,026million at 30 June 2001 and A$4,532 million at 30 June 2000.

In fiscal 2002 our negative working capital decreased largely due to reductions in current borrowings and a reclassification of 7 commercial properties (land and buildings) to current assets, as they were held for sale at 30 June 2002. In fiscal 2001 our negative working capital decreased largely due to an increase in receivables and reductions in current borrowings and provisions.

Our current liabilities are typically in excess of our current assets, in common with most international telecommunications companies. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. Also, our standby bank lines and commercial paper programmes provide us with additional sources of liquidity, should the need arise.

Contractual obligations and commercial commitments

Expenditure commitments

In the ordinary course of business we enter into long-term agreements for the supply of products and services to support our business needs. Whilst the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services.

Operating and Financial Review and Prospects

Table 30 – Expenditure commitments at 30 June 2002

	Total Amounts Committed	Amount of commitment expiration per period					
		Within 1 year	Within 1 – 2 years	Within 2 – 3 years	Within 3 – 4 years	Within 4 – 5 years	After 5 years
		(in A$ millions)					
Capital commitments in relation to:							
Software developed for internal use	**554**	186	97	90	88	88	5
Other capital expenditure	**353**	193	51	49	21	21	18
Total capital expenditure commitments	**907**	379	148	139	109	109	23
Expenditure commitments in relation to:							
Non-cancellable operating leases . .	**727**	221	164	86	58	46	152
Finance leases	**41**	20	19	2	-	-	-
FOXTEL Minimum Subscriber Guarantees	**1,869**	139	139	139	139	139	1,174
Information Technology services . .	**1,629**	386	316	305	299	305	18
Other expenditure commitments . .	**1,234**	599	196	110	49	46	234
Total expenditure commitments, including capital expenditure commitments	**6,407**	**1,744**	**982**	**781**	**654**	**645**	**1,601**

Our software development expenditure commitments predominantly relate to a 10-year agreement we have entered into with our associated entity, IBMGSA, in relation to amounts to be spent on the development of software assets for our internal use. The total remaining commitment under this agreement is A$458 million. This agreement expires in July 2007.

We have also entered into a 10-year agreement with IBMGSA whereby we have agreed to acquire information technology services from them. This agreement also expires in July 2007. The total remaining commitment under this agreement is A$1,568 million, which is included in total Information Technology services commitments shown above.

Other capital expenditure commitments predominantly relate to expenditure we have committed to with external parties for building and improving our networks and enhancements to our network software.

Our non-cancellable operating lease commitments relate to lease agreements we have entered into for the following purposes:

- rental of land and buildings, over an average term of 6 years;

- rental of motor vehicles, caravan huts and trailers and mechanical aids over an average term of between 4 and 12 years, depending on the type of vehicle; and

- rental of personal computers and related equipment over an average term of 3 years.

In addition to these non-cancellable operating leases, we also have commitments under cancellable operating leases of A$492 million for fiscal 2003. These leases relate mainly to the lease of IT equipment, motor vehicles and leased assets used in the supply of desktop services to our customers by TES.

Our finance lease commitments relate to:

- leases of communications exchange equipment, with an average term of 14 years; and

- leases of computer mainframes and associated equipment, with an average term of 3 years.

Operating and Financial Review and Prospects

The FOXTEL minimum subscriber guarantee expenditure commitments relate to our 50% share of the FOXTEL partnership's commitment to acquire pay television programming that is subject to minimum subscriber guarantee levels. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.

The FOXTEL minimum subscriber guarantee commitments have increased in fiscal 2002, largely due to an arrangement entered into by FOXTEL under which it has increased its minimum subscriber guarantee commitments under a new perpetual pay television programming agreement for Foxsports. The effect of this has been to increase our share of the FOXTEL minimum subscriber guarantee commitments by approximately A$44 million per annum over the next 25 years. Although this is a commitment, the guaranteed minimum number of subscribers under this new agreement has already been exceeded.

Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners' share of these commitments, should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.

Our other expenditure commitments include the following items:

- our commitment to purchase switched voice, international transmission and global Internet access services from REACH, which expires in December 2002. From 1 January 2003 until February 2006, our purchase commitments with REACH will be based on a percentage of our total service requirements each year being acquired from REACH;

- expenditure commitments of A$289 million over the next 15 years in relation to CSL's acquisition of a new 3G spectrum license in October 2001;

- commitments for online directory support services to be provided to Sensis® of A$220 million over the next 5 years; and

- guaranteed commissions payable to mobile phone dealers until December 2004 of A$74 million.

Other indemnities, performance guarantees and financial support

As at 30 June 2002 we have provided the following indemnities, performance guarantees and financial support:

- indemnities to financial institutions to support bank guarantees to the value of A$311 million in respect of the performance of contracts;

- indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was A$219 million;

- guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of A$422 million;

- guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to A$1,256 million (US$709 million);

- during fiscal 1998, we resolved to provide our associated entity IBMGSA with our pro rata 26% share of shareholder guarantees on a several basis up to A$210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of A$68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, A$142 million of the A$210 million guarantee facility remains unused; and

Operating and Financial Review and Prospects

- indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the Trustee in the execution of the powers vested in it.

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was A$58 million.

During fiscal 2002, our controlled entity Hong Kong CSL guaranteed a performance bond of A$57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the forthcoming 5 years. Total expenditure commitments pursuant to the 3G licence, including the forthcoming 5 years, are represented within other commitments in note 20 to our financial statements.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million, which has now been contributed.

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of A$30 million (US$17 million). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional A$120 million (US$68 million) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a A$850 million (US$480 million) loan agreement dated 23 September 1996 between MGTI and various lenders. As a result of new agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently A$175 million (US$99 million). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of TGL other than to its shares in MGTI, except in the case of a breach of representation, warranty or covenant by TGL.

In February 2001 changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of A$75 million (US$38 million), which was applied against the principal of the loan.

Sale of properties and operating leases entered into after balance date

On 1 August 2002 we sold a portfolio of office properties for A$570 million. The net book value of these properties was A$434 million. We entered into operating leases totalling A$518 million over the terms of the leases in relation to these properties. These leases are on normal commercial terms of between 5 and 12 years, with most commencing on 19 August 2002.

Related party transactions

The following discussion summarises our significant transactions with related parties, other than our controlled entities. For further discussion refer to note 27 of our financial statements.

Operating and Financial Review and Prospects

REACH

In February 2001 we formed REACH, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. On the sale of our global wholesale business, including certain controlled entities, to REACH in fiscal 2001 we recognised 50% of the profit on the sale (A$852 million) and the balance was deferred to be recognised over 20 years.

Upon the formation of the REACH joint venture, we and PCCW entered into contractual arrangements with REACH for the provision of voice, data and internet connectivity services. We use these services primarily in connection with our retail international telecommunications business. Under these arrangements, we agreed to purchase these services for an initial period as required, based on prices determined before the venture commenced.

We and PCCW have been substantial acquirers of cross-border connectivity services supplied by REACH. We expect to continue to require these services to support our domestic businesses. Without access to these services we would potentially have short to medium term vulnerability, particularly if a market recovery should occur and other suppliers of such services were to take advantage of stabilising prices and resurgent demand.

We and PCCW have focused on expanding the market and product opportunities for bandwidth and have entered into further arrangements whereby we have committed to substantial outgoing purchase levels to the end of December 2002. REACH's prices under these agreements have been adjusted to levels we believe are in line with current market prices. These arrangements have regard to our future capacity needs and opportunities for growth, as well as REACH's minimum earnings requirements under its financing arrangements.

We have recorded expenses of A$788 million in relation to services provided to us by REACH in fiscal 2002 and A$311 million in fiscal 2001 for 5 months. These amounts were for both the purchase of and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. Entitlement to capacity with REACH takes into account our future needs and growth opportunities. This entitlement to capacity is in excess of historical capacity requirements.

In fiscal 2002 we recorded revenue of A$115 million from REACH, mainly in relation to intercarrier services and construction works carried out by NDC. For the 5 months ended 30 June 2001 we recorded revenue of A$75 million from REACH.

FOXTEL

FOXTEL, our 50% owned pay television joint venture, uses capacity on our HFC cable network. As part of the partnership arrangements, we are the exclusive long term supplier of cable distribution services for FOXTEL's pay television services in our cabled areas and we receive a share of FOXTEL's cable pay television revenues. We have also recently entered into additional agreements with FOXTEL described under "Pay Television" in "Information on the Company".

IBMGSA

We have a 22.6% interest in IBM Global Services Australia Limited (IBMGSA). We have outsourced our data centre operations and a proportion of our applications maintenance and enhancement activities to IBMGSA for a ten-year period, which commenced in July 1997.

Operating and Financial Review and Prospects

Research and development

Our research and development activities cover diverse areas of our business and focus on developing new competitive products for our customers.

Licensed telecommunications carriers in Australia have a responsibility for maintaining and implementing plans for the development of the Australian telecommunications supply and information industries. This annual plan is referred to as the Industry Development Plan and includes our planned research and development activities, followed by a report of actual spend.

Research and development expenditure reported to the Government includes both operating and capital research and development expenditure, which includes:

- research and development carried out directly by Telstra in our research laboratories;

- research and development expenditure contracted out by Telstra, for which the resultant IP is owned by the contractor;

- research and development expenditure incurred in the development of certain software; and

- support and other research and development expenditures.

During fiscal 2002 spend based on the above classification was A$160 million for research and development activities, A$217 million in fiscal 2001 and A$158 million in fiscal 2000.

We included research and development operational expenses in our financial statements of A$28 million in fiscal 2002 and A$29 million in fiscal 2001 and in fiscal 2000. These amounts do not include items we capitalise to software developed for internal use and include only expensed amounts.

Segment information

Our business is organised and managed by business unit as described under "Information on the Company – Organisational structure".

At 30 June 2002 the following qualified as reportable segments under Australian Accounting Standard AASB 1005 "Segment Reporting" and US Statement of Financial Accounting Standards No. 131:

- Telstra Retail, including Telstra Country Wide®;

- Telstra Mobile;

- Telstra International;

- Infrastructure Services (including the Networks and Technology Group which was separated in August 2002); and

- Telstra Wholesale.

Our analysis of results by segment

We have reconstructed our segment reporting for fiscal 2001 and fiscal 2000 on the basis of the reporting structure for fiscal 2002. A detailed discussion and analysis of the changes in our operating revenue in each of our major product groups and our principal operating expense categories, is provided in "Operating revenue" and "Operating expenses" respectively.

Operating and Financial Review and Prospects

Table 31 provides a summary of our revenue and earnings or loss before interest and income tax for each of our business segments. Comparatives for prior years have been derived based on the business unit structure as at 30 June 2002. For more information on our business segment results see note 5 to our financial statements.

Table 31 - Segment summary data

	Year ended 30 June				
	2002	2001	2000	**2002/2001**	2001/2000
		(in A$ millions)		(% change)	
Sales revenue from external customers					
Telstra Retail	**12,560**	11,620	12,522	**8.1**	(7.2)
Telstra Mobile	**3,501**	3,144	3,003	**11.4**	4.7
Telstra International	**1,497**	1,208	1,113	**23.9**	8.5
Infrastructure Services	**253**	282	158	**(10.3)**	78.5
Telstra Wholesale	**2,334**	2,410	1,779	**(3.2)**	35.5
Other [2]	**67**	67	800	**-**	(91.6)
Eliminations	**(16)**	(52)	(32)	**69.2**	(62.5)
Total sales revenue	**20,196**	18,679	19,343	**8.1**	(3.4)
Earnings (loss) before interest and income tax expense (EBIT)[1]					
Telstra Retail	**7,278**	6,747	7,272	**7.9**	(7.2)
Telstra Mobile	**1,542**	1,329	1,209	**16.0**	9.9
Telstra International	**(56)**	25	574	**(324.0)**	(95.6)
Infrastructure Services	**(1,371)**	(1,209)	(1,241)	**(13.4)**	2.6
Telstra Wholesale	**2,076**	2,119	1,694	**(2.0)**	25.1
Other [3]	**(4,275)**	(2,765)	(3,691)	**(54.6)**	25.0
Eliminations [4]	**1,022**	717	100	**42.5**	617.0
Total earnings before interest and income tax expense (EBIT)	**6,216**	6,963	5,917	**(10.7)**	17.7

[1] Most internal charges between business segments are charged on a direct cost recovery basis.
[2] Fiscal 2000 includes JORN adjustment of A$734 million. We recognised this revenue when our obligations under this contract were finalised. Refer "Results of operations".
[3] Represents corporate adjustments and depreciation and amortisation of assets of Telstra Corporation Limited, including network assets, as we do not allocate depreciation according to segment. Fiscal 2001 includes a write-back of A$725 million in respect of the release from our obligations under the Telstra Superannuation Scheme - refer "Other revenue". Fiscal 2000 includes restructuring costs of A$572 million - refer "Labour expenses". In fiscal 2002 we raised a provision of A$855 million in relation to amounts owed by a controlled entity.
[4] Represents corporate eliminations, including the elimination in fiscal 2002 of a provision of A$855 million in relation to amounts owed by a controlled entity refer (3) above.

Telstra Retail, including Telstra Country Wide®

Telstra Retail is responsible for our residential, business and government customers, other than wholesale services which are provided by Telstra Wholesale, mobile services which are provided by Telstra Mobile and those customers included in Telstra Country Wide®. Telstra Country Wide® is responsible for addressing the telecommunication needs of customers that reside and operate outside the mainland metropolitan areas and all of Tasmania and the Northern Territory.

Operating and Financial Review and Prospects

Telstra Retail sales revenue is made up of revenue from basic access, local calls, national long distance calls, fixed-to-mobile calls, international telephone services, data and internet services, solutions management, inbound calling products, CPE and directory services. In fiscal 2001 we reduced Telstra Retail sales revenue by A$745 million to reflect the adoption of SAB 101. In addition to the impact of re-balancing initiatives and competition Telstra Retail sales revenue in fiscal 2001 was also impacted by the absorption of the impact of GST on some of our local call prices following its introduction in July 2000.

Excluding these one-off items we achieved modest revenue growth in Telstra Retail sales revenue in fiscal 2002, following a slight decrease in fiscal 2001, in an environment of ongoing price re-balancing initiatives and competition. Our basic access revenue has increased and our local call revenue, national long distance call revenue and international telephone services revenue has decreased.

Over the three-year period we have achieved solid growth in fixed-to-mobile revenue, due to increased call volumes and growth in the number of users of mobile phones and continued growth in Telstra BigPond™ internet related revenue.

Telstra Retail earnings before interest and income tax expense increased in fiscal 2002 and decreased in fiscal 2001. In fiscal 2001 earnings before interest and tax in this segment was impacted by:

- the SAB 101 net cumulative adjustment of A$205 million recorded in fiscal 2001; and

- the profit on sale of our investment in Computershare Limited, of A$245 million.

Excluding these one-off items our continued cost containment efforts have improved Telstra Retail earnings before interest and tax in fiscal 2002.

Telstra Mobile

Telstra Mobile is responsible for our mobile and wireless networks and associated systems within Australia and all mobile retail sales and after sales support, mobile customer service, mobile product development and mobile pricing.

Telstra Mobile sales revenue includes revenue from mobile goods and services. This segment is separately discussed in "Operating revenue – Mobile goods and services".

In fiscal 2001, we reduced Telstra Mobile sales revenue by A$34 million to reflect the adoption of SAB 101. Mobile services revenue has increased during the three-year period, driven by:

- increases in the number of mobile SIOs;

- increased minutes of use; and

- solid growth in value-added services, such as international roaming and mobile data, such as our Short Message Service (SMS). Use of SMS has been stimulated by our customer's ability to perform inter-carrier messaging and the growth in personal computer based SMS generating applications and data subscription services.

We achieved strong sales revenue growth in this segment in fiscal 2002, despite lower average airtime charges and a higher percentage of new customers connecting to prepaid services. Generally prepaid customers have lower usage patterns.

In fiscal 2001 Telstra Mobile sales revenue growth was tempered by a decline in volume and price of handsets sold compared to fiscal 2000. We sold a greater proportion of lower-priced handsets to our prepaid customers in fiscal 2001.

Operating and Financial Review and Prospects

Telstra Mobile earnings before interest and income tax expense grew by 16% in fiscal 2002, with solid growth in sales revenue, yet lower expense growth. Our expenses decreased with the reduction in handset subsidies, however this was offset in part by increases in:

- charges associated with mobile calls terminating on other carriers' networks, due to increased traffic; and

- higher labour costs driven by increased staff numbers, in response to increasing SIOs and wage increases.

Fiscal 2001 earnings before interest and income tax expense grew by 9.9% after revenue growth was partly offset by increased costs, including:

- directly variable costs associated with service contracts;

- labour costs driven by increased staff in response to growth in SIO and increasing specialised product development needs; and

- payments to other carriers associated with increased international roaming activity.

We changed our accounting policy associated with the treatment of our mobile handset subsidies in fiscal 2000 – refer "Operating expenses – Direct cost of sales."

Telstra International

Telstra International manages our interests in the Asia-Pacific region, including Hong Kong, Vietnam, India, China, New Zealand and Sri Lanka. This includes our interest in TelstraClear, effective 12 December 2001, and our interests in REACH and RWC, both effective 1 February 2001.

Telstra International sales revenue over the three-year period was significantly affected by our international expansion strategies, particularly in the Asia-Pacific region. Sales revenue increased by 23.9% for fiscal 2002 due to the inclusion of consolidated revenue for TelstraClear from December 2001 and a full year of consolidated revenue from RWC, compared with only 5 months in fiscal 2001. TelstraClear is a full service provider operating in New Zealand, whilst RWC provides mobile services to the Hong Kong market.

In fiscal 2000 we recorded revenue from our Global Wholesale business, which was sold to REACH, effective 1 February 2001. Fiscal 2001 revenue included 7 months of revenue of this business. We now receive our share of this revenue through equity accounting our share of REACH's results.

The scale down of the operations of the Vietnam and Cambodia Business Co-operation Contract has impacted sales revenue over the three-year period.

Telstra International earnings before interest and income tax expense have decreased over the three-year period, mainly as a result of the sale of our global wholesale business to REACH in February 2001. Fiscal 2001 earnings before interest and tax included 5 months of profits from our global wholesale business, compared with a full year in fiscal 2000. In fiscal 2002 we have recorded our share of the equity accounted profits of REACH, which now owns this business.

Improved performance from RWC and other international entities have favourably impacted earnings before interest and tax in fiscal 2002, however this has been offset by restructuring costs incurred in the merger of our New Zealand joint venture TelstraSaturn with CLEAR Communications in December 2001.

In fiscal 2001, this segment was also impacted by the profit on sale of our global wholesale business of A$852 million and the write-down of our investment in RWC by A$999 million.

Operating and Financial Review and Prospects

Infrastructure Services

Infrastructure Services is responsible for planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support, including customer service installation and repairs.

During fiscal 2002, NDC was added to this segment. NDC competes for some of our annual network expenditure against other suppliers and also performs construction activities for others, including other telecommunications companies.

Infrastructure Services sales revenue fell by 10.3% in fiscal 2002, after an increase in fiscal 2001. Sales revenue principally includes consolidated revenues from NDC that have been affected by a generally weaker market for construction activity in fiscal 2002. Cable recovery and maintenance related revenue not associated with NDC improved only slightly in fiscal 2002.

Infrastructure Services earnings before interest and income tax expense is negative, as this segment does not recover all costs it incurs on behalf of other segments. In fiscal 2002 NDC restructuring costs and lower revenues, offset in part by cost containment efforts, have impacted earnings before interest and tax. Labour costs excluding restructuring costs have been reduced, commercial contract costs have fallen with the weaker market for construction activity and discretionary spending is lower due to improved cost management.

Telstra Wholesale

During fiscal 2002 Telstra Wholesale was separated from the fiscal 2001 segment Infrastructure Services and Wholesale. Telstra Wholesale is responsible for the provision of domestic wholesale products and services to other carriers and carriage service providers.

Telstra Wholesale sales revenue is made up of revenue from our intercarrier services, wholesale data and internet services revenue, local call revenue, national long distance call revenue and basic access services revenue. Wholesale revenue fell by 3.2% in fiscal 2002, consistent with domestic and global telecommunication industry trends.

In fiscal 2002 continued implementation of re-balancing initiatives and commercial negotiations reduced prices across all wholesale revenue categories, whilst increasing basic access revenues. Combined with re-balancing initiatives, the collapse of One.Tel contributed to lower local call resale, national long distance, international and inbound calling revenues in this segment in fiscal 2002.

Wholesale intercarrier services revenue remained relatively flat in fiscal 2002. Continued mobile and SMS interconnect revenue growth, driven by mobile substitution and growth in the overall mobile market, was offset by lower revenues from other products. Wholesale data and internet services revenue also remained relatively flat in fiscal 2002 as a result of the introduction of more market driven pricing and offerings.

The strong sales revenue growth in fiscal 2001 of 35.5% was due to increased sales revenue across many wholesale products:

- growth in the overall mobile telecommunications market and our competitors' share of the national long distance market in particular supported growth in intercarrier services;
- wholesale basic access revenue grew with increased shared use of mobile towers and general access to exchanges;
- wholesale local call resale grew, as strong competition resulted in a decline in our retail customer base, offset by an increase in our wholesale customer base; and

Operating and Financial Review and Prospects

- growth in other contestable products, particularly broadband and internet related products, was also achieved through more market driven pricing and offerings.

Telstra Wholesale earnings before interest and income tax expense fell by 2% in fiscal 2002, largely due to the reduction in sales revenue in this segment. Similarly, the increased earnings before interest and tax of 25% in fiscal 2001 was driven principally by increased sales revenue compared to fiscal 2000.

In fiscal 2001 earnings before interest and tax in this segment was impacted by increased network payments to other carriers, as a result of higher volumes of outgoing calls terminating on other carriers' networks and increased interconnect rates. These increased payments have been tempered in fiscal 2002 by decreasing interconnect rates, with network payments decreasing in fiscal 2002 compared to fiscal 2001.

Directors, Management and Employees

Directors

As at 6 September 2002, our directors were as follows:

Name	Age	Position	Year of initial appointment	Year last re-elected[1]
Robert C Mansfield	51	Chairman	1999	-
John T Ralph	69	Deputy Chairman	1996	2000
Zygmunt E Switkowski	54	Chief Executive Officer and Managing Director	1999	-
Samuel H Chisholm	62	Director	2000	-
Anthony J Clark	63	Director	1996	1999
John E Fletcher	51	Director	2000	-
Belinda J Hutchinson	49	Director	2001	-
Catherine B Livingstone	46	Director	2000	-
Charles Macek	55	Director	2001	-
Donald G McGauchie	52	Director	1998	2001
William A Owens	62	Director	2001	-
John W Stocker	57	Director	1996	2001

[1] Other than the Chief Executive Officer, one third of directors are subject to re-election by rotation each year

Elizabeth Nosworthy, Ross Adler and Malcolm Irving retired on 16 November 2001 and Belinda Hutchinson, Charles Macek and William Owens were appointed to the board on 16 November 2001.

A brief biography for each of the directors as at 6 September 2002 is presented below.

Robert C Mansfield - AO, BCom, FCPA
Age 51
Chairman
Director since November 1999 and Chairman since January 2000

Chairman, CDS Technologies Pty Ltd; Director, Datacraft Asia Limited, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Limited, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited. He is also Chairman of the Starlight Children's Foundation Australia.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
Age 69
Deputy Chairman
Director and Deputy Chairman since October 1996

Chairman, Commonwealth Bank of Australia; Director, BHP Billiton Limited and BHP Billiton plc; Chairman, Australian Foundation for Science; Member, Board of Melbourne Business School.

Directors, Management and Employees

Zygmunt E Switkowski - BSc (Hons), PhD
Age 54
Chief Executive Officer and Managing Director
Managing Director and Chief Executive Officer since March 1999

Dr Switkowski has been Chief Executive Officer of Optus Communications Limited and Chairman and Managing Director of Kodak (Australasia) Pty Ltd. He is a Director of REACH Ltd, FOXTEL and the Business Council of Australia.

Samuel H Chisholm
Age 62
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director of Australian Wool Services Limited. He was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of the News Corporation (1990 - 1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FCPA, FAICD
Age 63
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992 – 1998); Chairman, Maritime Industry Finance Company Limited and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Limited Group, Ramsay Health Care Limited and Carlton Investments Limited.

John E Fletcher - FCPA
Age 51
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Limited from 10 September 2001. Former Chief Executive and Managing Director, Brambles Industries Limited (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson – BEc, FCA
Age 49
Director since November 2001

Director, Energy Australia Limited, TAB Ltd, QBE Insurance Group Limited, Crane Group Limited, St Vincent's and Mater Health Sydney Limited and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry. Ms Hutchinson has been associated with the Macquarie Bank since 1993 and was an Executive Director of Macquarie Bank. Ms Hutchinson was previously a Vice President of Citibank Limited.

Directors, Management and Employees

Catherine B Livingstone - BA (Hons), FCA
Age 46
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Goodman Fielder Limited, Rural Press Limited and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University; former Managing Director, Cochlear Limited.

Charles Macek – BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 55
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd, Australian Focus Funds Management Pty Ltd, Centre for Eye Research Australia Limited; Director, Famoice Technology Pty Ltd, Wesfarmers Limited and I00F Holdings Limited; Deputy Chairman, Financial Reporting Council; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Limited. Mr Macek has had a long association with the finance and investment industry.

Donald G McGauchie
Age 52
Director since September 1998

Senior Partner, C&E McGauchie - Terrick West; Deputy Chairman, Australian Wool Testing Authority Limited; Director, Reserve Bank of Australia, Ridley Corporation Limited, National Foods Limited, GrainCorp Limited, Australian Centre for International Agricultural Research and International Policy Council Agriculture Food and Trade.

William A Owens – BS Maths, BA, MA, MBA (Hons)
Age 62
Director since November 2001

Vice Chairman and Co-Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Limited; Director, Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc, Metal Storm Limited, BAT Limited, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 57
Director since October 1996

Chairman, Grape and Wine Research and Development Corporation and Sigma Company Limited; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Limited and Nufarm Limited; Principal, Foursight Associates Pty Ltd; former Chief Scientist, Commonwealth of Australia.

Directors, Management and Employees

Senior management

The executive officers who are not directors are:

Name	Position	Year appointed to position	Year appointed to Telstra
Bruce Akhurst	Group Managing Director, Telstra Wholesale, Media, Legal & Regulatory and Group General Counsel	1999	1996
Douglas Campbell	Group Managing Director, Telstra Country Wide®, Head, Networks & Technology Group	2000 2002	1989
David Moffatt	Group Managing Director, Finance & Administration and Chief Financial Officer	2001	2001
Ted Pretty	Group Managing Director, Telstra Retail	2000	1997
Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968
Bill Scales	Group Managing Director, Corporate and Human Relations, Chief of Staff	2002	2000
Dick Simpson	President, Telstra International	2001	1999
David Thodey	Group Managing Director, Telstra Mobile	2001	2001

A brief biography of each of the executive officers who are not directors, is as follows:

Bruce J Akhurst - BEc (Hons), LLB

Mr Akhurst assumed responsibility for Telstra Wholesale in 2001. In addition, he retains responsibility for Telstra's digital media strategy (including our investment in FOXTEL) and for Legal and Regulatory. He is a director of FOXTEL and Hong Kong CSL. He joined Telstra as General Counsel in 1996 and became Group Managing Director, Legal & Regulatory in 1999. Before joining Telstra, he was managing partner at a national law firm.

Douglas C Campbell - BEng, FAICD

Mr Campbell has 30 years experience in the telecommunications industry. He was formerly Group Managing Director, Wholesale & International and Group Managing Director, Network and Technology of Telstra. He was appointed as Head of the Networks & Technology Group in August 2002. He has also been the Deputy Managing Director of Telecom and President of Canadian National Communications. He is a Fellow of the Australian Institute of Company Directors.

David Moffatt - BBus (Mgt), FCPA

Prior to joining Telstra, Mr Moffatt was Chief Executive Officer, General Electric - Australia and New Zealand. Prior to that, he was CEO, GE Capital - Australia and New Zealand, where he planned and managed GE Capital's entry into Australia and New Zealand. Before joining GE, Mr Moffatt was the Chief Financial Officer of Palmer Tube Mills. He has also held leadership positions with Citibank and Bain & Company.

Ted N Pretty - BA, LLB (Hons)

Prior to joining Telstra, Mr Pretty was a director of Optus Communications and an adviser to BellSouth Corporation. Mr Pretty was previously a partner in one of Australia's leading telecommunications, regulatory and media law firms. Mr Pretty was initially appointed to the position of Managing Director of the International Division of Telstra, responsible for Telstra's investments and operations worldwide and then Group Managing Director, Convergent Business.

Directors, Management and Employees

Michael Rocca – DipEng, MBA, AICD

Mr Rocca was appointed to the position of Group Managing Director of Telstra's Infrastructure Services in August 2002, responsible for the daily strategic management of Telstra's service delivery to more than 10 million customers nationwide. Prior to his current assignment Mr Rocca held a range of posts during his 34 year career with Telstra including being managing director of a number of engineering and service organisations within the company.

Bill Scales - AO

Mr Scales joined Telstra in November 2000 as Managing Director Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations in August 2002, responsible for the management of Human Resources, Corporate and Political Relations, Employee Communications and Chief of Staff to the CEO.

Prior to joining Telstra, Mr Scales was Secretary of the Victoria Department of Premier and Cabinet. He was for 6 years Chairman and CEO of the Industry Commission and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, he held general management positions in the manufacturing sector.

Dick Simpson

Before joining Telstra, Mr Simpson held a range of senior executive positions in three different industry segments. He started his 20 years in the IT industry with IBM culminating with the post of Managing Director of Unisys in Australia and New Zealand. During this time he was also Vice Chairman and then Chairman of the Australian Information Industry Association. Mr Simpson then joined Optus shortly after it commenced operation, initially running their lines of business and then the residential division which also included Optus Vision. Immediately before joining Telstra, Mr Simpson served as Chief Operating Officer at NRMA. He joined Telstra as Group Managing Director for the Mobiles division in 1999. International was added to his portfolio in 2000 and he moved to Hong Kong in 2001.

David Thodey - BA

Mr Thodey joined Telstra in 2001 after a distinguished 22 year career with IBM. He was formerly CEO and Managing Director of IBM Australia/New Zealand and held a variety of senior management positions with the company both in Australia and abroad. Mr Thodey is Chairman of the Information Technology and Telecommunications Industry Training Board and IT Skills Hub, as well as holding a board position at the Australian Mobile Telecommunications Association (AMTA). As Group Managing Director of Telstra Mobile he is responsible for the company's voice and data wireless business, the Telstra Shop chain and Telstra's extensive national network of mobile phone dealers.

In July 2002 Gerry Moriarty, former Group Managing Director, Infrastructure Services completed service with us.

Business address

The business address for each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia

Directors, Management and Employees

Compensation of directors and officers

For fiscal 2002, the aggregate amount of remuneration earned by the directors and executive officers as a group was A$14.4 million. Executive officers refers to not only those who hold these positions as at 6 September 2002, but also those who completed their service with us during the year, as described under "Directors" and "Senior management".

This amount consists of:

- A$1.4 million that has been set aside or accrued during fiscal 2002 to provide pension and retirement benefits; and

- A$13 million representing remuneration, other than amounts for pension and retirement benefits.

Our Senior Managers, as shown under "Directors, Management and Employees – Senior management", participate in the Manager Incentive Plan and any amounts paid and accrued under this plan for fiscal 2002 are included in the abovementioned figures.

In addition to the Manager Incentive Plan, selected senior managers participate in an equity based long term incentive, Telstra Growthshare.

Emoluments for board members and senior executives

Remuneration strategy and relationship to company performance

Telstra's senior manager remuneration strategy is designed to provide competitive total reward levels conditional upon the achievement of business improvement and personal performance accountabilities. Senior manager total remuneration has a variable, or "at risk" component, dependent on achievement of defined goals. For achievement of targeted performance, a senior manager's at risk component could be higher at the discretion of the Appointments and Compensation Committee of the board of directors. Incentive plans and personal performance reviews are based on fundamental improvement drivers and increased shareholder value.

Non-executive directors' remuneration

Remuneration for non-executive directors for fiscal 2002 was comprised of a fixed annual base fee, part of which is provided as a share allocation through DirectShare and superannuation. Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the board or committees, or when otherwise engaged in the business of the company in accordance with board policy. Directors who retired during fiscal 2002 were eligible to receive additional retirement benefits.

Directors, Management and Employees

Name	Position	Base fee A$	DirectShare A$	Total fee A$	Other benefits[1] A$	Total A$
Robert C Mansfield	Chairman	192,000	48,000	240,000	19,200	259,200
John T Ralph	Deputy Chairman	96,000	24,000	120,000	9,600	129,600
N Ross Adler [3]	Director	22,500	7,500	30,000	124,005	154,005
Samuel H Chisholm [4]	Director	-	-	-	-	-
Anthony J Clark	Director	57,000	14,250	71,250	5,700	76,950
John E Fletcher	Director	52,000	13,000	65,000	5,200	70,200
Belinda J Hutchinson[2] . . .	Director	37,500	9,325	46,875	3,750	50,625
Malcolm G Irving [3]	Director	22,500	7,500	30,000	99,627	129,627
Catherine B Livingstone . . .	Director	52,000	13,000	65,000	5,200	70,200
Charles Macek [2]	Director	35,226	8,750	44,976	3,523	47,499
Donald G McGauchie	Director	52,000	13,000	65,000	48,400[5]	113,400
Elizabeth A Nosworthy [3] . .	Director	27,000	9,000	36,000	246,584	282,584
William A Owens [2]	Director	45,000	11,250	56,250	33,482[6]	89,732
John W Stocker	Director	67,500	16,875	84,375	6,750	91,125

(1) Other benefits include superannuation, payments on retirement and other related fees.
(2) Director from 16 November 2001.
(3) Retired as a director on 16 November 2001.
(4) Fee declined by director's choice.
(5) Includes an amount for membership of the Telstra Country Wide® Advisory Board.
(6) Mr Owens, a US based Director, received management consultancy fees (paid in US dollars).

DirectShare

As part of the overall remuneration strategy, directors received 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares were purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group.

Senior executive remuneration

Our senior executive remuneration strategy provides competitive remuneration aimed at:

- aligning managers' rewards with shareholder value;

- supporting business plans and corporate strategies; and

- rewarding performance improvement.

Senior managers participate in an annual performance review process that assesses the individual's performance against set key accountabilities. Performance against these accountabilities impacts directly on their annual incentive payments and salary movements.

Senior executive remuneration components

In fiscal 2002, Telstra introduced a new approach to senior executives' remuneration. The approach is designed to focus on the total annual offering provided to the executive (Total Remuneration). Total Remuneration includes the executives' fixed remuneration and their "at target" short-term incentive. The separate components of the executives' "package" are defined as a function of the overall Total Remuneration amount.

Directors, Management and Employees

Our senior executive Total Remuneration consists of fixed and variable components:

- **Fixed remuneration**

  Fixed remuneration is made up of salary, company superannuation contributions and benefits, including fringe benefits tax and is defined as a ratio of the Total Remuneration amount.

- **Short-term incentive**

  The management incentive plan rewards senior managers for meeting or exceeding specific key business objectives, at the corporate, business unit and individual level. The incentive for fiscal 2002 was between 12% and 52% of the total remuneration package depending on the senior manager's role. Measures and targeted achievement levels are reviewed each year to reflect changes in the business.

- **Long-term incentive – Telstra Growthshare**

  A long-term incentive plan based on equity (Telstra Growthshare) was introduced in early fiscal 2000. As a practical result of the Telstra Act, we are not able to issue new shares and therefore Telstra Growthshare purchases existing Telstra shares. Allocations are in the form of performance rights (restricted shares prior to fiscal 2002) and options over existing shares, the right to exercise both of which vests when a performance hurdle is achieved.

  For the September 2001 and March 2002 plans to achieve 100% of vesting entitlement, the Telstra 30 day average Total Shareholder Return (TSR) must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation.

  To achieve 200% of vesting entitlement, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtain the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1, no vesting above the 100% allocation is available.

  For the performance hurdle to be achieved in relation to the September 1999, September 2000 and March 2001 plans, the 30 day average of the Telstra Accumulation Index must exceed the 30 day average of the All Industrials Accumulation Index between the third and fifth anniversary of allocation.

  Options are then exercisable up to 10 years after the original date of allocation. The exercise price is the market price at the time of grant of the options. Performance rights can only be traded once the performance hurdle is achieved. Restricted shares (1999 – 2000) generally may not be traded for five years from the date of allocation.

  Offers under Telstra Growthshare are made to managers at the discretion of the board. For fiscal 2002, between 16.5% and 36% of total senior manager potential reward was delivered through Telstra Growthshare. Cumulatively over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.

  As Telstra is not able to issue new equity, Telstra Growthshare purchases shares on market in accordance with the allocation of performance rights and options and forward liabilities for all allocations, past and present. Telstra funds the proportion of shares that are purchased to underpin the allocation of performance rights and treats these funds as an expense. In addition, Telstra provides a loan to Telstra Growthshare to fund the purchase of shares to underpin the options which are allocated. This loan is treated as a receivable on the balance sheet. The Telstra Growthshare

Directors, Management and Employees

Trustee pays interest to Telstra on the loan balance and may repay capital from time to time. If options are exercised the senior executive pays the original exercise price to the Telstra Growthshare Trustee and the loan is repaid. As a result there is no direct expense to Telstra.

Telstra is committed to providing a clear and transparent senior manager remuneration structure which will be understood by shareholders and also reflect the costs of the plan in our financial statements. Therefore we have suspended the use of options from 28 August 2002. The senior manager remuneration structure has been re-designed and will now include:

- deferred remuneration, providing rights to acquire shares which do not vest until 3 years later; and
- a long term component, utilising performance rights linked to achievement of a TSR hurdle between the third and fifth anniversaries of allocation.

Telstra employee share ownership plans

All employees, including our senior managers, who were classed as "eligible employees" at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra Employee Share Ownership Plans, TESOP 97 and TESOP 99. The terms and conditions of participation in these plans for senior managers were the same as for all other employees.

Telstra OwnShare

To facilitate increasing their shareholding in us, Telstra operates a restricted share plan (Telstra OwnShare) that enables employees with access to salary sacrifice arrangements to take part of their remuneration in the form of Telstra shares. The shares were purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier).

Directors, Management and Employees

Senior executive emoluments (current employees)

The Australian Corporations Act requires disclosure of the details, the nature and amount of each element of the emolument of each director and each of the five named officers of the company receiving the highest emoluments. The information for the Chief Executive Officer, who is also a director and the five other current officers, who received the highest emoluments during fiscal 2002, is provided in the following table:

Name and Position	Remuneration				Telstra Growthshare[4], [8]	
	Fixed Remu-neration [1]	Short Term Incentive [2]	Other benefits [3]	Total Annual Reward	Performance Rights/ Restricted Shares	Options
	A$	A$	A$	A$		
Zygmunt Switkowski Director and Chief Executive Officer	1,245,000	1,150,000	850	2,395,850	50,000 [5] 96,000 [6] 258,000 [9]	300,000 [5] 464,000 [6] 2,692,000 [9]
Ted Pretty Group Managing Director, Telstra Retail	1,000,000	-	700,000	1,700,000	21,000 [5] 136,000 [10]	120,000 [5] 1,602,000 [10]
David Moffatt Group Managing Director, Finance & Administration	887,500	401,400	400,000	1,688,900	40,000 [7] 142,000 [9]	150,000 [7] 1,480,000 [9]
Gerry Moriarty Group Managing Director, Infrastructure Services	875,000	377,308	850	1,253,158	28,000 [5] 48,000 [6] 142,000 [9]	160,000 [5] 232,000 [6] 1,480,000 [9]
Douglas Campbell Group Managing Director, Telstra Country Wide®	737,500	456,800	850	1,195,150	26,000 [5] 42,000 [6] 118,000 [9]	160,000 [5] 203,000 [6] 1,234,000 [9]
Bruce Akhurst Group Managing Director, Telstra Wholesale, Media, Legal & Regulatory	725,000	337,900	850	1,063,750	21,000 [5] 39,000 [6] 118,000 [9]	120,000 [5] 188,000 [6] 1,234,000 [9]

Senior executive emoluments (ceased employees)

Telstra also discloses the following senior executive's emoluments even though he has ceased employment with Telstra.

Name and Position	Remuneration				Telstra Growthshare[4]	
	Fixed Remuneration [1]	Short Term Incentive [2]	Other benefits [3]	Total Annual Reward	Performance Rights	Options
	A$	A$	A$	A$		
John Hibbard former Managing Director Global Wholesale	77,316	149,467	1,118,618	**1,345,401**	nil	nil

Directors, Management and Employees

Details of allocations to all managers under Telstra Growthshare:

Issue date	Total options/ Performance Rights allocated	Eligible managers participating [4], [8]	Exercise price	Expiry date	Allocation date	Market price at allocation date [4], [8]
			A$			A$
Options	2,125,667	29	8.02	13 Sept 2009	13 Sept 1999	8.02
	4,020,841	102	6.28	8 Sept 2010	8 Sept 2000	6.28
	168,710	2	6.55	16 Mar 2011	16 Mar 2001	6.55
	36,501,695	152	4.90	6 Sept 2011	6 Sept 2001	4.90
	2,068,000	4	5.63	14 Mar 2012	14 Mar 2002	5.63
Restricted shares	350,668	28	n/a	13 Sept 2004	13 Sept 1999	8.02
	826,883	101	n/a	8 Sept 2005	8 Sept 2000	6.28
	43,817	2	n/a	16 Mar 2006	16 Mar 2001	6.55
Performance Rights	3,486,241	152	n/a	6 Dec 2006	6 Sept 2001	4.90
	167,200	4	n/a	14 Jun 2007	14 Mar 2002	5.63

(1) Fixed Remuneration is the sum of salary, benefits and all superannuation contributions and fringe benefits tax.

(2) Short Term Incentive relates to performance for the year ended 30 June 2002 and is based on actual performance for Telstra and the individual.

(3) Includes the benefit of interest free loans under TESOP 97 and TESOP 99 as well as special contractual payments and payments made on commencement of service or cessation of service.

(4) For allocations prior to September 2001, an option or restricted share represents a right to own a share in Telstra. Generally, options or restricted shares may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, a payment of the exercise price is made. The performance hurdle for options and restricted shares allocated prior to September 2001 is that the 30 day average Telstra Accumulation Index must exceed the 30 day average All Industrial Accumulation Index any time during the stated performance period – that is, between the third and fifth anniversary of allocation. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the fifth anniversary of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.

(5) September 1999 Growthshare allocations at an exercise price of A$8.02. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$1.38 per option. The value of the restricted shares is taken to be their market price at the allocation date.

(6) September 2000 Growthshare allocations at an exercise price of A$6.28. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.89 per option. The value of the restricted shares is taken to be their market price at the allocation date.

(7) March 2001 Growthshare allocations at an exercise price of A$6.55. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.80 per option. The value of the restricted shares is taken to be their market price at the allocation date.

(8) For the September 2001 and March 2000 allocations, an option or performance right represents a right to own a share in Telstra. Generally, options or performance rights may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and, in the case of options, a payment of the exercise price is made. The performance hurdle for options and performance rights allocated in fiscal 2002 is that the Telstra 30 day average total shareholder return 'TSR' must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 Industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation. Options and performance rights vest on a performance scale. If the 50th percentile ranking is achieved 100% of the allocation will vest. If at least the 50th percentile ranking is achieved in the first quarter of the performance window, additional options and performance rights may vest on a sliding scale where a higher ranking is achieved up to 75th percentile ranking. The full allocation (ie. 200%) will vest if the 75th percentile ranking is achieved. If the 50th percentile ranking is not achieved in the first quarter of the performance period, half of the maximum allocation will have a A$nil value and will lapse. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, performance rights may be exercised at any time before the fifth anniversary plus 90 days of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.

(9) September 2001 Growthshare allocations at an exercise price of A$4.90. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.90 per option. The value of the performance rights is taken to be their market price at the allocation date. The number of performance rights and options disclosed are the maximum number that may vest (ie. 200%) if the 75th percentile ranking is achieved.

(10) March 2002 Growthshare allocations at an exercise price of A$5.63. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of A$0.97 per option. The value of the performance rights is taken to be their market price at the allocation date. The number of performance rights and options disclosed are the maximum number that may vest (ie. 200%) if the 75th percentile ranking is achieved.

Directors, Management and Employees

Directors' and senior management's shareholdings in Telstra

As at 28 August 2002

Directors

	Number of shares held		
	Direct interest	Indirect interest[1]	Total
R C Mansfield	36,139	39,200	75,339
J T Ralph	9,071	50,000	59,071
Z E Switkowski [2] [3]	46,520	89,130	135,650
S H Chisholm	-	-	-
A J Clark	14,595	50,000	64,595
J E Fletcher.	3,744	32,000	35,744
B J Hutchinson	38,775	19,600	58,375
C B Livingstone	14,144	5,000	19,144
C Macek.	1,554	20,000	21,554
D G McGauchie	4,373	18,700	23,073
W A Owens.	1,997	-	1,997
J W Stocker.	6,178	35,735	41,913

[1] Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

[2] Includes :
- 400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999;
- 2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 and 200 loyalty shares obtained under the "one for ten loyalty offer" available to all employees who participated in the 1997 public offer; and
- 80 loyalty shares received under the "one for ten loyalty offer" available to all employees who participated in the 1999 public offer.

[3] During fiscal 2002, Dr Switkowski was granted 258,000 performance rights and 2,692,000 options (ie. 200% of allocation) under the terms and conditions of the Telstra Growthshare Trust Deed. These options and shares are in addition to the above.

Senior management

	Number of shares held		
	Direct interest	Indirect interest	Total
Bruce Akhurst	7,780	22,220	30,000
Douglas Campbell.	9,700	-	9,700
David Moffatt	600	3,100	3,700
Ted Pretty	2,000	100,000	102,000
Michael Rocca	4,700	2,120	6,820
Bill Scales	-	-	-
Dick Simpson	1,172	22,450	23,622
David Thodey	400	400	800

Employees

As a full service communications company, we continue to be one of Australia's largest employers.

	As at 30 June				
	2002	2001	2000	1999	1998
Full-time employees	40,427	44,874	50,761	52,840	57,234

Our full-time employees include full-time staff, fixed-term contracted staff and expatriate staff in overseas controlled entities. The figures do not include a full-time equivalent measure of part-time and casual staff, overtime worked, full and part-time contracted staff, or a measure of overseas local hires. If we were to

Directors, Management and Employees

include these elements the number of full-time equivalent staff for the Telstra Group would be 44,977 (2001 – 48,317). These figures do not include persons involved in work undertaken through outsourcing arrangements for work previously performed by employees. For these reasons, and due to the full service nature of our business, we believe that these measures of full-time employees may not be directly comparable with other telecommunications companies.

The company continued to reduce full-time staff numbers during fiscal 2002 from 44,874 to 40,427. This was achieved through ongoing process improvements and a number of major corporate initiatives undertaken as part of the 2 year Next Generation Cost Reduction program. Examples of these initiatives are:

- the Call Centre Optimisation Project;
- the establishment of a shared services unit which consolidates corporate support functions into one area;
- the rationalisation of our network and platform activities;
- the rationalisation of our indirect channel delivery activities;
- the reduction in the number of executives in the company; and
- improvements in the effectiveness of our IT resources.

The majority of our Australian employees receive superannuation benefits mainly through the Telstra Superannuation Scheme and, in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme.

Labour relations

Fiscal 2002 was a year of consolidation on the industrial front as we implemented the flexibilities and frameworks that the separate Business Unit Enterprise Agreements provided. In addition, the agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future negotiations. As detailed in the agreements the vast majority of staff covered by these agreements received a 4% salary increase in December 2001.

In addition to the Enterprise Agreements, a number of significant matters were progressed in conjunction with the staff associations, for example:

- in January 2002, we formalised changes to the Remote Localities arrangements, by consent, in the Australian Industrial Relations Commission (AIRC). These changes enable a streamlined process to be implemented, greatly improving the administrative activities associated with Remote Localities; and
- in June 2002, management and unions agreed on a range of variations to the AOTC Redundancy Agreement 1993, to reflect more contemporary arrangements. This agreement was subsequently certified in August 2002 by the AIRC. These changes simplify the operational processes and provide certainty to management and staff regarding entitlements and obligations.

Safety and environment

Our focus on leadership in safety, together with measurable accountabilities through all levels of management, is strategically designed to reinforce the value we place on our people and their safety. Since the inception of the Telstra Health and Safety Management System in 1997, we have become a safer place to work. During fiscal 2002, lost-time injuries reduced by 26% and our lost-time injury frequency rate reduced from 7.4 to 6.7.

Directors, Management and Employees

Our staff are adopting new ways of working that have a positive impact on the environment. For instance, integrated recycling facilities for paper waste and other recyclables are now located at our major offices. This has resulted in reducing waste going to landfill by over 50% at these sites. Our field staff have access to online waste service provisioning, which provides a high degree of monitoring and compliance assurance. We are continually reviewing our internal paper-based processes and progressively developing online alternatives for staff. Areas that have been e-processed during the year include online training, internal newsletters and information bulletins to staff, human resource forms and tools, such as application and ordering forms, employee opinion surveys and staff annual reviews, as well as payslips.

Major Shareholders and Related Parties

Major shareholders

The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 6 September 2002, is shown in the table titled "Twenty largest shareholders as at 6 September 2002". The table also shows, as a group, the shareholdings of our directors and officers:

Title of class	Identity of person or group	Amount owned	% of class
Shares	The Commonwealth	6,446,207,123	50.1
Shares	Listed shareholders	6,420,393,077	49.9
		12,866,600,200	100.0
Shares	Directors and officers as a group	573,097[1]	

[1]   Refers to direct and indirect holdings.

As at 6 September 2002, we are not aware of any shareholders, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares.

Distribution of shares as at 6 September 2002

The following table summarises the distribution of public listed shares:

Size of holding	Number of shareholders[1] Number	%	Shares[2] Number	%
1 - 1,000	1,141,264	61.07	708,583,064	11.04
1,001 - 2,000	354,009	18.94	555,261,092	8.65
2,001 - 5,000	271,927	14.55	852,079,346	13.27
5,001 - 10,000	68,512	3.67	492,155,411	7.67
10,001- 100,000	32,332	1.73	642,450,034	10.01
100,001 and over	792	0.04	3,170,075,759	49.37
Total	1,868,836	100.00	6,420,604,706	100.00

[1]   Number of shareholders holding less than a marketable parcel of shares was 7,509 shareholders who held 589,200 shares.

[2]   Not including those shares held by the Commonwealth, except for 221,629 listed shares which are held by the Commonwealth.

As at 6 September 2002, we had 1,370 shareholders who were resident in the US. This does not include ADS holders.

Twenty largest shareholders as at 6 September 2002

The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:

	Shareholders	Number of shares	% of issued shares[1]
1	JP Morgan Nominees Australia Limited	526,700,672	8.20
2	National Nominees Limited	418,847,866	6.52
3	Westpac Custodian Nominees Limited	356,843,465	5.56
4	RBC Global Services Australia Nominees Pty Ltd	266,618,549	4.15
5	CitiCorp Nominees Pty Ltd	257,508,771	4.01

Major Shareholders and Related Parties

	Shareholders	Number of shares	% of issued shares[1]
6	Commonwealth Custodial Services Limited	133,301,477	2.08
7	Queensland Investment Corporation	99,934,520	1.56
8	AMP Life Limited	97,189,536	1.51
9	Telstra ESOP Trustee Pty Ltd	79,828,099	1.24
10	Cogent Nominees Pty Ltd	73,625,913	1.15
11	MLC Limited	62,994,293	0.98
12	ANZ Nominees Limited	57,887,279	0.90
13	HSBC Custody Nominees (Aust) Limited	31,324,291	0.49
14	Westpac Financial Services Limited	28,642,164	0.45
15	Commonwealth Custodial Services Limited - ADR Account	21,162,550	0.33
16	ING Life Limited	20,930,035	0.33
17	Government Superannuation Office	19,337,508	0.30
18	Zurich Australia Limited	19,010,069	0.30
19	Merrill Lynch (Australia) Nominees Pty Ltd	18,189,090	0.28
20	NRMA Nominees Pty Ltd	17,078,013	0.27
	Total	2,606,954,160	40.60

[1] Not including those shares held by the Commonwealth.

Substantial shareholders

As at 6 September 2002, other than the Commonwealth of Australia, we did not have any substantial shareholders.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders, including the Commonwealth is, in general, regulated by the Australian Corporations Act, the ASX listing rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and us in particular under the Telstra Act, the Trade Practices Act, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

The Commonwealth as shareholder

At the end of fiscal 2002, the Commonwealth owned 50.1% of our shares after reducing its shareholding by 16.6% in the first half of fiscal 2000. The Telstra Act precludes any reduction in the Commonwealth's voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth's ownership below this level. There can be no assurance that the Commonwealth would be willing to subscribe for additional shares in us and our ability to raise additional equity capital could be constrained as a result. Whilst the current Government has stated that it favours the eventual full privatisation of Telstra, it is not currently considering passing enabling legislation. The main opposition party, the Australian Labor Party, has stated that it is opposed to further privatisation of Telstra.

Major Shareholders and Related Parties

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

- annual provision of our three-year corporate plan;

- interim financial statements, if requested by the Communications Minister; and

- reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary Committees.

The Communications Minister has the power, under the Telstra Act, to give us, after consultation with our board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act.

The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Australian Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders' meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act and our constitution.

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

- the Telstra Act;

- the Telecommunications (Consumer Protection and Service Standards) Act 1999;

- the Trade Practices Act; and

- the Telecommunications Act.

The Commonwealth's role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry.

Major Shareholders and Related Parties

We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its approximate recent annual expenditure on our services has been around A$500 million. The Commonwealth, as a result of telecommunications liberalisation, is moving towards a whole-of-government approach to the purchase of telecommunications services and will increasingly seek to take advantage of open competition when purchasing telecommunications services. This has resulted, and may continue to result, in a reduction of business being awarded to us.

Related party transactions

A discussion of our related party transactions is contained in "Operating and Financial Review and Prospects - Related party transactions".

Listing Information

Markets in which our shares are traded

We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the ASX and on the New Zealand Stock Exchange (NZSE). American depositary shares (ADSs), each representing five shares, have been issued by The Bank of New York as depositary and are listed on the New York Stock Exchange (NYSE).

The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS), which is a fully computerised system.

Trading on SEATS takes place each business day between the hours of 10:00am and 4:05pm, Australian Eastern Standard Time or Australian Eastern Standard Summer Time. At 4:05pm each day, the ASX subsequently matches any buy and sell orders in the system that satisfy both buyers and sellers. The prices of all listed shares are continuously quoted while the market is open and the system prioritises orders first by price and second by time of placement in the system. Exchange participants can cross stock between buying and selling orders, at the buy or sell quote provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.

Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in Telstra.

Subsequently on 18 October 1999 the Commonwealth sold an additional 16.6% of its shares in Telstra.

Price history of our securities

The following tables give the price history of our securities.

Table A shows the high and low closing prices for shares and ADSs:

- highest and lowest closing sale prices for shares as derived from the daily official list of the ASX; and
- highest and lowest closing sale prices of ADSs quoted on the NYSE.

Table A(1) - High and low closing price for shares and ADSs - on an annual basis - for a period of five years or time of trading if less than five years

Period	A$ per share		US$ per ADS[1]	
	High	Low	High	Low
Fiscal 2000...................	9.16	6.50	29.69	18.38
Fiscal 2001...................	7.44	5.31	22.00	13.85
Fiscal 2002...................	5.68	4.48	14.85	12.10

[1]   *Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represented 5 ordinary shares.*

Table A(2) - High and low closing price for shares and ADSs - on a quarterly basis for the two most recent full financial years

Period	A$ per share		US$ per ADS[1]	
	High	Low	High	Low
2000				
1 January - 31 March	8.71	7.18	27.31	22.81

Listing Information

Table A(2) - High and low closing price for shares and ADSs - on a quarterly basis for the two most recent full financial years

Period	A$ per share		US$ per ADS[1]	
	High	**Low**	**High**	**Low**
1 April -30 June	7.77	6.50	23.50	18.38
1 July - 30 September	7.44	5.65	22.00	15.75
1 October - 31 December . . .	6.94	5.84	18.13	15.38
2001				
1 January - 31 March	7.19	6.28	19.81	15.61
1 April -30 June	6.92	5.31	17.55	13.85
1 July - 30 September	5.42	4.67	13.90	12.10
1 October - 31 December . . .	5.54	4.83	14.20	12.25
2002				
1 January - 31 March	5.68	5.16	14.85	13.47
1 April -30 June	5.37	4.48	14.57	12.60

[1]   *Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represented 5 ordinary shares.*

Table B shows for the most recent six months, the high and low market prices for each month.

Period	A$ per share		US$ per ADS[1]	
	High	**Low**	**High**	**Low**
2002				
March	5.68	5.20	14.85	13.75
April	5.37	4.99	14.57	13.45
May	5.03	4.69	13.66	12.60
June	4.75	4.48	13.68	12.74
July	4.93	4.74	13.85	12.85
August	4.98	4.72	13.75	12.51

[1]   *Each ADS represented 5 ordinary shares*

There were 6,420,604,706 shares issued and available for trading on the market at 30 June 2002. This does not include those shares held by the Commonwealth. At that date 3,505,560 ADSs (equivalent to 17,527,800 shares) were held by 14 record holders.

The closing price for our shares on the ASX on 19 September 2002 was A$4.80 and the closing price for our ADSs on the New York stock exchange was US$13.27.

Legal Proceedings

General

We are involved in routine litigation. Governmental authorities and other parties frequently threaten us with legal proceedings. However, we do not consider that there are any current proceedings which could materially adversely affect our overall business or financial position.

Legal proceedings settled

In July 2001, the ACCC commenced court action against Telstra in the Federal Court, alleging we made misleading statements to former One.Tel next generation mobile customers concerning the liability of those customers to pay termination or disconnection fees to One.Tel if they moved to a service provider other than Telstra. The proceedings were settled between the parties in December 2001, without any material adverse effect upon Telstra's business or its financial position.

In 1998 and 1999 AAPT and Primus notified a dispute to the ACCC in relation to the amount payable by them to Telstra for PSTN Originating and Terminating Access. Telstra filed an appeal from the subsequent ACCC decisions to the Australian Competition Tribunal, claiming that AAPT and Primus should pay an increased amount for the relevant services. The proceedings were settled in April 2002 and did not have a material adverse effect on our financial results or position.

Constitution and Documents on Display

Our constitution

The following provides information on the material provisions of our constitution. Our constitution describes many of the rights of a shareholder.

Shareholders' approval required

Our affairs are managed by our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors and the sale or disposal of our main undertaking. As the Commonwealth holds 50.1% of our issued shares it has the power to control most decisions made by shareholders.

Directors and shareholders may call a meeting

The directors may call a general meeting at their discretion. The directors must also call and arrange to hold a general meeting on the request of:

- shareholders who hold at least 5% of the votes that may be cast at the general meeting; or
- at least 100 shareholders who are entitled to vote at the general meeting.

General meeting attendance and notice

All shareholders are notified of and may attend all general meetings. We send a notice of the meeting to all shareholders at least 28 days before the meeting.

Voting rights

Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person, by proxy, attorney, or representative, depending on whether the shareholder is an individual or a company.

Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:

- if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or

- in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors appoint by notice to shareholders and others entitled to notice of the meeting.

At the adjourned meeting, the quorum is two shareholders, present in person or by proxy, attorney or representative. One shareholder must be the Commonwealth, unless the Commonwealth received written notice of the original meeting and did not attend that meeting. The adjourned meeting is dissolved if this quorum is not present within 15 minutes of the time specified for the meeting.

Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:

- the chairman of the meeting;
- not less than five shareholders who may vote on the resolution; or

Constitution and Documents on Display

- a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.

If the demand for a poll is withdrawn, the vote is decided on a show of hands.

Subject to any rights or restrictions attaching to our shares, on a show of hands, each shareholder present in person or by proxy, attorney or representative, has one vote and on a poll, has one vote for each fully paid share. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly.

An ordinary resolution is passed:

- on a show of hands, by a majority of shareholders present in person or by proxy voting in favour of the resolution; and
- on a poll, by shareholders present in person or by proxy holding at least a majority of the votes cast in favour of the ordinary resolution.

A special resolution is passed:

- on a show of hands, by at least 75% of shareholders present in person or by proxy voting in favour of the resolution; and
- on a poll, by shareholders present in person or by proxy that represent at least 75% of the votes cast in favour of the special resolution.

The chairman has a discretionary tie-breaking vote if the chairman may vote at the meeting.

Dividends

Subject to any special rights attaching to our shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of our shares.

Rights to profits

The power to declare dividends and to fix the time for their payment is vested in the board of directors.

Our directors may, before declaring or paying a dividend, set aside out of our profits any amount that they think should be applied as a reserve. Our directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.

A declaration by our directors as to the amount of the profits available for dividend is conclusive and binding on all shareholders.

Documents to be sent to shareholders

Shareholders will receive a copy of any financial statements or other documents, which we must send to shareholders under our constitution, the Corporations Act and the listing rules of the ASX. We also offer shareholders the opportunity to receive electronic copies of these documents via email as an alternative to receiving hard copies.

Number of directors

At all times, we must have between three and 13 directors on the board of directors. Shareholders may vote to increase the maximum number of directors.

Constitution and Documents on Display

Officers' indemnity and insurance

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

- the liability is not owed to us or a related body corporate;
- the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act; and
- the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

We may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of Telstra or of one of our related bodies corporate against certain liabilities incurred by that person in such a capacity. The insurance will not cover liabilities, which arise out of conduct involving a wilful breach of that person's duty to us or a breach of their duty not to improperly use their position or company information.

We may issue further shares but the Commonwealth must hold at least 50.1% of our shares

The directors may issue shares at their discretion. They must, however, act in accordance with our constitution, the Corporations Act, the Telstra Act, the listing rules of the ASX, any special rights conferred on holders of any shares and any direction from the company in general meeting where shareholders have been requested to authorise an issue of shares. However, under the Telstra Act, the Commonwealth must hold at least 50.1% of our issued shares. The Commonwealth may hold less than 50.1% of our issued shares only if legislation is passed permitting it to do so.

Winding-up

If Telstra is wound up, our surplus assets, after paid up capital, including credited as paid, has been repaid, will be distributed to shareholders in the following order:

- to any shareholders with special or preferential rights attaching to their shares (presently, there are none); and
- to other shareholders in proportion to the capital paid up, including credited as paid, or which ought to have been paid up, including credited as paid, at the commencement of the winding-up, on their shares.

Restrictions on foreign ownership

Our constitution contains provisions designed to enable us to monitor and enforce the foreign ownership restrictions. We have adopted rules to implement these provisions, which bind all shareholders. These are outlined at the section "Exchange Controls and Foreign Ownership".

Constitution and Documents on Display

Directors' interests

A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a meeting of our directors has a limited right to be present at the relevant meeting and to vote on the matter.

The power to vote and be present only exists in certain circumstances prescribed by the Corporations Act. These are:

- when the board has passed a resolution that identifies the director and their interest and states that the other directors are satisfied the interest should not disqualify the director; or

- where the Australian Securities & Investments Commission (ASIC) makes a declaration or class order that the director may vote notwithstanding their material personal interest.

The directors' power to vote compensation to themselves in the absence of an independent quorum is limited. If there are not enough directors to form a quorum because interested directors are disqualified, the directors must:

- call a general meeting to consider a resolution to deal with the matter; or

- seek a declaration from ASIC allowing the interested director to vote and be included in the quorum. Note, however, that ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting.

Borrowing powers

Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution, which would require a special resolution to be passed by our shareholders at a general meeting.

Retirement of directors

Our directors (other than the chief executive officer) may not retain office for more than three years without offering themselves for re-election.

At the annual general meeting in each year at least one-third of our directors (other than the chief executive officer) must retire from office.

The directors to retire by rotation at each annual general meeting are those who have been longest in office.

In addition, our board has adopted a policy that requires our directors to:

- retire at the AGM following their 72nd birthday. Persons over the age of 72 may be appointed or reappointed as directors but only if approved by shareholders passing a special resolution at a general meeting; and

- ensure that non-executive directors serve no more than 4 terms of 3 years per term.

Directors' share qualification

Our directors do not require a share qualification.

Alteration of rights

The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of three-quarters of the issued shares of that class, or with the approval of a special resolution passed at a separate general meeting. Currently we have only one class of ordinary shares.

Constitution and Documents on Display

Calls

Our directors may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls.

Dividend policy

It is our current policy to declare ordinary dividends of at least 60% of operating profit attributable to shareholders, subject to taking into consideration a number of commercial factors, including the interests of shareholders, cash requirements for future capital expenditure and investments, as well as relevant industry practice.

Documents on display

It is possible to read and copy documents referred to in the annual report on Form 20-F that have been filed with the Securities Exchange Commission (SEC) at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Exchange Controls and Foreign Ownership

Absence of exchange controls

Telstra will remit dividends, interest or other payments to holders of its securities, unless it is prohibited from doing so.

There are no general restrictions on moving money in or out of Australia. However, Australian foreign exchange and other controls are implemented from time to time against certain countries, entities and persons. Without prior approval of the Reserve Bank of Australia, Telstra is currently prohibited from making payments to (or relating to) Iraq, its agencies or nationals, the Government of Libya or any undertaking owned or controlled by Libya or its agencies, the National Union for the Total Independence of Angola and certain persons associated with the former Government of the Federal Republic of Yugoslavia. Further, Telstra is currently restricted from giving assets to the Taliban, Osama bin Laden, the Al Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism without the permission of the Australian Government.

Restrictions on foreign ownership

Telstra Act

The Telstra Act provides that an "unacceptable foreign-ownership situation" will exist in relation to Telstra if all "foreign persons" and their associates hold, in total, a "particular type of stake" in us of more than 35% of shares held by persons other than the Commonwealth (the "Aggregate Limit") or if any foreign person and its associates hold a "particular type of stake" in Telstra of more than 5% of shares held by persons other than the Commonwealth (the "Individual Limit"). "Foreign person", "associate", "group", "particular type of stake", "direct control interest" and "interest" in a share are all defined in the Telstra Act and are summarised below under "Definitions".

Where an acquisition of shares, or interests in shares in any company results in:

- an "unacceptable foreign-ownership situation" in relation to Telstra;
- an increase in the total of any type of stake held by any group of foreign persons in Telstra where there exists a breach of the Aggregate Limit; or
- an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit,

and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$40,000.

The Communications Minister or Telstra may apply to the Federal Court for remedial orders where an unacceptable foreign ownership situation exists, including orders requiring the disposal of shares, restricting the exercise of rights attaching to shares or prohibiting or deferring receipt of sums due on shares. In addition, we are required under the Telstra Act to take all reasonable steps to ensure that an unacceptable foreign ownership situation does not exist in relation to us.

Our constitution contains provisions to enable us to monitor and enforce the foreign ownership restrictions. We have adopted rules to implement these provisions, which bind all shareholders. These are outlined below. They may be amended at any time by resolution of our board of directors.

On or after registration of a transfer or transmission application for a share, when the acquirer first becomes a shareholder, the acquirer must generally notify us whether it is either:

- a person with an interest in a share who is either a foreign person or an associate of a foreign person; or

Exchange Controls and Foreign Ownership

- a person who holds a share in which a foreign person or an associate of a foreign person has an interest (foreign holder).

The information derived from these notifications will be reflected in a register by means of a foreign coding.

Systems have been established for shares traded on the ASX so that notifications are given by brokers as part of routine provision of ASX settlement information (the ASX systems). The ADR custodian under the ADR facilities is automatically treated as a foreign holder for the purposes of the constitution, as are all holders of shares on the New Zealand share register. In the case of other transfers or transmission applications, the onus is on the acquirer to notify us if it is a foreign holder.

All shares held by foreign holders will be treated as foreign unless the holder:

- notifies that some of its shares are ones in which a foreign person or associate of a foreign person has an interest (foreign shares) whereas others are not and either:
  - divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers under the ASX's CHESS system, one for foreign shares and one for shares which are not foreign; or
  - agrees to provide bi-monthly notices indicating the breakdown of its holding into foreign and non-foreign shares.

The constitution and rules also contain provisions permitting us to send notices to registered holders of shares with a view to determining whether they are foreign holders or not and requesting details of any foreign persons or associates of foreign persons having interests in the relevant shares and any other information relating to foreign ownership which may be requested. Such notices must be answered within 30 days.

If we determine, as a result of information obtained from the notifications and responses to notices referred to above, that an unacceptable foreign ownership situation exists in relation to us, there is power under our constitution to require divestment of shares to remedy this situation. In exercising this divestment power, we are entitled to rely on foreign codings in the relevant register and upon the notifications and responses to notices referred to above. We will notify the ASX, NZSE and NYSE if the level of foreign codings comes within five percentage points of the Aggregate Limit and after that at one percentage point intervals.

The divestment powers are broadly framed and we and our directors are not liable to shareholders for the manner of their exercise.

If we believe that the Individual Limit has been breached, we may require that any shareholder whose shares are believed to form part of the contravening "stake" be divested within 30 days of the date a notice requiring divestment (disposal notice) is given.

If we believe the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their names or which became coded as "foreign" on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit and on each succeeding day whilst the limit is exceeded.

The recipient of a disposal notice is required to divest the shares that are the subject of the notice before the divestment date specified in the notice. The divestment date will be the fifth business day of the month next following the month in which the disposal notice was issued, unless that would be less than 30 days after the date of issue of the notice, in which case the divestment date will be the fifth business day of the next month.

Exchange Controls and Foreign Ownership

No divestment will be required on a divestment date if foreign shares, as shown on the relevant register on that date, do not exceed the Aggregate Limit. If a disposal notice is not complied with, the constitution contains provisions empowering us to sell the relevant shares on behalf of the holder on or after the relevant divestment date. The holder will lose the ability to transfer the shares itself after that date.

Transfers among foreign holders and ADR holders

Special arrangements apply to certain transfers from one foreign holder to another.

Disposal notices will not be given in respect of:

- foreign shares acquired from the international underwriters on closing of the international offerings in 1997 and 1999;

- foreign shares acquired under a particular form of ASX "special crossing" for transfers among foreign holders. Shares can only be transferred under such a special crossing if they are not and are not liable to become, the subject of a disposal notice; or

- shares registered on the New Zealand branch share register or represented by ADRs, though shares may only be transferred onto the New Zealand branch share register or ADR programme if they are not and are not liable to become, the subject of a disposal notice.

NZSE trading is only in shares registered on the New Zealand branch register.

All shares deposited in the ADR facility will be treated as foreign.

Holders of ADRs are subject to the Individual Limit and must notify the depositary, as applicable, if any of the ADRs they hold form part of a "stake" which breaches the Individual Limit. Where the Individual Limit is breached, the depositary may be required to divest the relevant shares and the corresponding ADRs may be cancelled. The deposit agreement contains provisions permitting the depositary to obtain and supply to us information relevant in monitoring and enforcing the foreign ownership limits.

The above summary is not complete and is subject to and qualified by, reference to the constitution and current rules and procedures that have been adopted by us for the administration of the foreign ownership provisions in the Telstra Act. Copies of the constitution, the rules and the Telstra Act, are available for inspection through the Company Secretary, Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal working hours.

Definitions

"Foreign person" is defined in the Telstra Act as:

- a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a "foreign citizen");

- a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of more than 15%;

- a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company holds, in total, a particular type of stake in the company of more than 40%;

- the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen's or foreign company's associates' interests); or

Exchange Controls and Foreign Ownership

- the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen's or foreign company's associates' interests).

A "particular type of stake" in any company held by any person is defined as the aggregate of the "direct control interests" of that type in that company held by that person and that person's associates.

An "associate" of a person is defined to include:

- a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;

- if the person is an employee of an individual, other employees of the individual;

- if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;

- the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;

- a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;

- a company where the person is accustomed, or under an obligation, to act in accordance with the company's wishes, directions or instructions;

- a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and

- an associate of an associate of the person.

For purposes of determining foreign ownership of any company, a person's associates also include any other person with whom the person has an arrangement enabling the person to jointly exercise voting power or certain types of power over, or over the appointment of, the board of directors of such company.

"Group", in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.

A "direct control interest" of any person in any company is defined as the equivalent percentage of:

- the total paid up share capital of the company in which the person holds an interest;

- the voting power in the company that the person is in a position to control;

- the total rights to distributions of capital or profits of the company to its shareholders on a winding up held by the person;

- the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and

- traced interests held via interposed entities.

"Interest in a share" is defined to include:

- legal or equitable interests in a share;
- certain rights under a contract to purchase a share;
- options to acquire a share or an interest in a share;
- a right to have a share transferred to the person's order; and

Exchange Controls and Foreign Ownership

- an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.

However, certain interests in shares are disregarded, including:

- certain interests of lenders under or following enforcement of security arrangements;

- interests of a trustee or manager of, or a custodian for, a unit trust or certain Australian complying or exempt superannuation funds, if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and income in the trust or fund;

- interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policyholder liabilities of the fund are owed to foreign persons;

- interests held by nominees, custodians or depositaries, or brokers acting on clients' instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;

- certain interests held by the international underwriters and their related corporations;

- shareholder interests in companies other than us, which are not "foreign persons" under the Foreign Acquisitions and Takeovers Act 1975 (Cwth);

- interests held by persons who are not foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);

- interests held by any person to the extent that, after such interests have been included in the "stake" of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and

- interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.

References to "interests" in shares exclude disregarded interests.

Foreign Acquisitions and Takeovers Act 1975 (Cwth)

The Foreign Acquisitions and Takeovers Act 1975 (Cwth) applies to any acquisition of an interest in the shares of an Australian company with total assets of A$50 million which results in any foreign person and its associates controlling 15% or more, or all foreign persons and their associates in aggregate controlling 40% or more, of shares or voting power. Any proposed acquisition which would result in these thresholds being exceeded should be notified to and is subject to review and approval of, the Treasurer in advance of the acquisition.

Foreign ownership status

At 6 September 2002, the number of Telstra shares recorded as foreign on the Telstra register was 7.2455% of the total number of issued Telstra shares.

Taxation

Australian taxation

The Australian Taxation Office has provided an indicative opinion confirming the Australian income taxation implications of investment in shares and American Depository Shares as summarised in the following discussion.

The tax profile of each investor will determine the applicable Australian income taxation implications for that investor. For example, some investors, such as financial institutions, may hold their investments on income account rather than on capital account, in which case the comments below concerning capital gains implications will not be applicable. Certain tax non-residents may, irrespective of whether the assets they dispose of are capital gains tax assets that have the necessary connection with Australia (for the purpose of these discussions, these assets are referred to as "taxable Australian assets"), be liable to tax in respect of a profit on a dealing in the asset as ordinary income.

This discussion is based on the law in force at the date of this report. In 1999 the Government conducted a review of business taxation in Australia and received an independent report setting out recommendations for consideration. Many of the recommendations have now been enacted. Other recommendations are currently before Parliament where both the House of Representatives and the Senate would need to pass appropriate legislation to give effect to the policy adopted. Some of the recommendations have been agreed to "in principle" by the Government, some have been rejected and some of the recommendations are still being considered. The legislation finally passed may have an effect on individual investors. There is a risk that changes to Australian business taxation may adversely affect us.

Treatment of shares

Taxation of dividends

An imputation system operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate which was reduced to 30% from 1 July 2001. The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to resident shareholders.

At present, it is expected that we will be able to fully frank declared ordinary dividends out of fiscal 2003 earnings. However, no assurance can be given as to the level of franking of ordinary dividends. This is because it depends upon, amongst other factors, our earnings, government legislation and our taxation position.

A rebate of tax equivalent to the franking credit (known as a "franking rebate") is available only to Australian resident individual shareholders.

Under certain rules, there are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor's own circumstances including the period for which the shares are held and the extent to which the investor, if a resident, is "at risk" in relation to their investment.

Fully franked dividends (franked with franking credits) paid to non-resident shareholders are not subject to dividend withholding tax (DWHT). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of residents of the US, provided that the shares are not effectively connected with a permanent establishment or a fixed base of a tax non-resident in Australia through which the tax non-resident carries on business in Australia or provides independent personal services, the rate is reduced under the double tax treaty to 15%.

Taxation

Accordingly, dividends paid by us to tax non-residents to the extent to which they are franked (with franking credits) will not be subject to DWHT. The unfranked part of any dividends paid by us to tax non-residents will be subject to DWHT. We deduct DWHT and the tax non-resident receives dividends on the shares net of DWHT.

Fully franked dividends (franked with franking credits) paid to tax non-residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.

Taxation of capital gains

Tax non-residents will be liable for income tax under the capital gains provisions on the gains (in certain circumstances after an allowance for inflation in Australia or a capital gains tax discount) realised on the disposal of certain assets which are "taxable Australian assets". Taxable Australian assets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident's holding (together with the holding of associates) in the public company is 10% or more.

Tax non-residents who, together with their associates, hold less than 10% of our shares (or an interest in a share) will, on disposal of the shares, not be subject to any Australian income tax on capital gains. Restrictions on the extent of foreign ownership in Telstra should ensure that tax non-resident investors qualify for this exemption.

Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets, as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

Generally, the "business profits" articles of Australia's double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on "business profits" derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of residents of the US, Article 7 (1) of the Convention between Australia and the US for the Avoidance of Double Taxation (the US Treaty) provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term "permanent establishment" is defined in Article 5 of the US Treaty. In the view of the ATO, capital gains realised on the disposal of shares would not be "business profits" and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.

Investors who incur a liability for Australian income tax will be required to file an income tax return in Australia.

Treatment of American depositary receipts (ADRs)

Tax non-resident holders of ADRs evidencing American Depositary Shares (ADSs) will be treated for Australian income tax purposes as the owners of the shares represented by the ADSs.

Taxation of distributions

The depositary will receive dividends on the shares represented by the ADSs net of DWHT (where payable). Holders of ADRs will not be subject to any further Australian income tax on distributions representing fully franked dividends (franked with franking credits) or dividends that have been subject to DWHT.

Taxation

Taxation of capital gains

A disposal of an ADR by a tax non-resident investor will constitute a disposal by the investor of the Telstra shares represented by the ADS evidenced by that ADR. Tax non-residents who, together with their associates, hold less than 10% of the shares or interests in our shares (including through ADSs) will, on disposal of ADRs, not be subject to any Australian income tax on capital gains. Restrictions on the extent of foreign ownership in Telstra should ensure that tax non-resident investors qualify for this exemption.

Certain tax non-residents may, irrespective of whether the assets they dispose of are taxable Australian assets, be liable to tax in respect of a profit on a dealing in the assets as ordinary income. A double tax treaty between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

As discussed above under "Treatment of Shares – Taxation of capital gains", generally, the "business profits" articles of Australia's double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on "business profits" derived in Australia, unless derived at or through a permanent establishment in Australia. In the view of the ATO, capital gains realised on the disposal of ADRs would not be "business profits" and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share or ADR.

Australian stamp duty

As Telstra is incorporated in the Australian Capital Territory (ACT) the stamp duty treatment of the transfer of Telstra shares is determined by reference to the ACT's stamp duty regime.

From 1 July 2001 stamp duty on the transfer of shares which are quoted on a recognised stock exchange was abolished in the ACT. This covers both the situation where the transfer of such shares is affected by way of an "on-market" transfer (ie. through a broker) or by way of an "off-market" transfer.

This abolition also applies to the transfer of ADRs because ADRs are treated in the same way as shares for stamp duty purposes. Accordingly, from 1 July 2001 the transfer of ADRs is also not subject to stamp duty in the ACT.

United States taxation

This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to shares or ADSs held as capital assets for tax purposes. This section does not apply to members of special classes of holders subject to special rules, including:

- dealers in securities;
- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
- tax-exempt organisations;
- life insurance companies;
- persons liable for alternative minimum tax;
- persons that actually or constructively own 10% or more of our voting stock;
- persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or
- persons whose functional currency is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the US Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based

Taxation

in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

A US holder is a beneficial owner of shares or ADSs that is:

- a citizen or resident of the US;
- a domestic corporation;
- an estate whose income is subject to US federal income tax regardless of its source; or
- a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

Holders should consult their own tax advisors regarding the United States federal, state and local taxes and the Australian and other tax consequences of owning and disposing of shares or ADSs in their particular circumstances.

In general and taking into account the earlier assumptions, for US federal income tax purposes, a US holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to US federal income tax.

Taxation of distributions on shares or ADSs

Under the US federal income tax laws, a US holder must include in gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is ordinary income that must be included in income when the holder, in the case of shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that the holder must include in income will be the US dollar value of the payments made in Australian dollars, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the shares or ADSs and thereafter as a capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against a US holder's US federal income tax liability.

Dividends constitute income from sources outside the US, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Taxation of capital gains

A US holder that sells or otherwise disposes of shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and the holder's tax basis, determined in US dollars, in the shares or ADSs. A capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Quantitative and Qualitative Disclosures about Market Risk

The potential for change in the market value of our financial assets and liabilities is referred to as "market risk". We enter into financial instruments to manage our exposure to interest rates and foreign currency rates that arise as part of our normal business operations.

Derivatives are financial instruments such as futures, forwards and swaps that derive their value from underlying assets, indices, reference rates or a combination of these factors. We only use derivative financial instruments, in accordance with board approved policies, to hedge market risks for an underlying physical position.

We are exposed to interest rate risk due to our borrowings

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with set targeted interest rate profiles and debt portfolio maturity profiles. We use interest rate swaps, cross currency swaps and futures to achieve these defined levels.

Interest rate risk is calculated on our net debt portfolio that equals financial liabilities less matching short-term financial assets whose value is sensitive to interest rates.

Our net debt portfolio includes both physical borrowings such as bonds and commercial paper and associated derivative instruments such as interest rate swaps and cross currency swaps.

We have exposure to foreign currency risk due to our normal business operations and borrowings

Our foreign currency exchange risk is due to:

- firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;

- purchase commitments in foreign currencies;

- investments denominated in foreign currencies; and

- a portion of our borrowings that are denominated in foreign currencies.

We firstly remove the foreign exchange risk on our borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps.

Secondly, we remove foreign exchange risk on financial investments such as foreign currency convertible notes by holding or creating borrowings in the same currency, maturity and interest rate profile.

The remaining foreign exchange rate risks are managed through the use of forward foreign currency derivatives.

This foreign exchange risk is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

Our exposure to movements in market risks is measured on a fair value basis

Our estimated market risk exposures are measured on two bases:

- sensitivity analysis; and
- value-at-risk or "VaR".

The methods illustrated below show the potential costs of adverse movements in the fair value of the relevant portfolio.

Quantitative and Qualitative Disclosures about Market Risk

Sensitivity analysis

We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates. The probability of this occurring is not factored into this analysis.

Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates is assumed. For these reasons, the analysis may be conservative and not represent likely market volatility since historically there is some degree of correlation between these factors and it is unlikely that there would be a concurrent adverse movement across all factors.

Table 32 - Adverse proportional movement of 10% across risk categories

	As at 30 June	
	2002	2001
	(in A$ millions)	
Risk Categories		
Interest rates	**388**	159
Foreign currency rates	**10**	11
Total.	**398**	170

The figure at 30 June 2002 reflects the position at that date which is immediately following the further acquisition of CSL on 28 June 2002 which resulted in 100% ownership of CSL (up from 60%). This increase in shareholding was funded by the redemption by PCCW of the US$750m PCCW convertible note and its replacement by a new US$190m PCCW converting note. The US$ borrowings which were funding the US$750m convertible note and previously acting as a hedge to that investment were exposed at 30 June 2002 as hedging back to A$'s had only commenced at this point. This hedging was completed early in July and these US$ borrowings are now fully hedged. The equivalent sensitivity number relating to interest rates after completing this hedging is approximately A$258m.

VaR

VaR represents the maximum potential loss due to adverse movements in markets over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. We consider a one month holding period is appropriate as our hedging activities are of a non-trading nature. This differs from many financial institutions who hedge for trading purposes where a one day period may be more appropriate.

We have derived the potential cost by applying historical volatility measures to the identified market risk. Unlike sensitivity analysis, VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets.

We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, William M Mercer Pty Ltd, which uses the RiskMetrics methodology and RiskMetrics data sets. The data sets from RiskMetrics comprise:

- interest rate and foreign exchange rate volatilities; and
- correlations between interest rates and foreign exchange rates.

Quantitative and Qualitative Disclosures about Market Risk

The simulation model determines the distribution of the fair value of our debt portfolio and foreign exchange portfolio at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers 50,000 simulations have been undertaken to ensure the production of stable, robust results.

The VaR methodology adopted determines the maximum potential cost with a 99% confidence level (ie. the value for which there is a 1% chance of being exceeded).

Table 33 - VaR[1]

	As at 30 June	
	2002	2001
One month holding period	(in A$ millions)	
Risk categories		
Interest rates	**276**	159
Foreign currency rates	**60**	21
Sub-total.	**336**	180
Diversification effect[2]	**(50)**	(16)
Total.	**286**	164

[1]   For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.

[2]   Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

VaR calculations were undertaken for portfolio balances at the end of each quarter during fiscal 2002. The following table shows the high, low and average amounts of the portfolio VaR based on these quarterly results. It should be noted that the high and low quarters are selected based on the total portfolio values and it is therefore possible that these quarters do not represent the high or low for each particular component of interest rate and foreign exchange rate.

Table 34 - VaR[1] analysis

	As at 30 June 2002		
	High	**Low**	**Average**
	(in A$ millions)		
Risk categories			
Interest rates	276	228	244
Foreign currency rates	60	30	45
Sub-total.	336	258	289
Diversification effect[2]	(50)	(32)	(41)
Total.	286	226	248

[1]   For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.

[2]   Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

For additional information regarding our market risks see note 29 of our financial statements in this annual report.

Corporate Governance and Board Practices

The Telstra board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during fiscal 2002.

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (Section 9 Telstra Act). Within these constraints, the board continues to strive to achieve best corporate governance practice.

The board

The board is accountable to shareholders for the management of the business and affairs of Telstra and delegates responsibility for day-to-day management to the chief executive officer (CEO). The CEO is an executive director and the chairman, the deputy chairman and other members of the board are non-executive directors.

The maximum number of directors provided for by our constitution is 13. We currently have 12 directors. A casual vacancy to the board may be filled or an additional director appointed, up to the maximum number of directors, either:

- by the directors after consulting with the Communications Minister; or
- by an ordinary resolution of shareholders.

The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director appointed by the directors is subject to re-election at the next annual general meeting. The board's general policy on board membership for non-executive directors is:

- the maximum retirement age is 72 years; and
- the maximum tenure is 12 years (ie. four terms of three years).

Non-executive directors' remuneration is determined in accordance with Telstra's constitution.

Directors and board committees are able to obtain professional advice independent of management or Telstra's advisers. This advice may be obtained, with the chairman's approval, at Telstra's cost and is provided to all directors.

We have in place a share trading policy that prohibits directors and senior management (and their associates) from engaging in short-term trading of our securities. This policy also restricts the buying or selling of our securities to three "window" periods (between 24 hours and 30 working days) following the release of our annual results, the release of our half-yearly results, the close of our annual general meeting and at such other times as the board permits. In addition, directors and senior management must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.

Furthermore, as required by law, buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to abstain from participating in any discussion or voting on matters in which they have a material personal interest. In addition, the board has developed procedures to be followed by a director who believes he or she may have a conflict of interest or material personal interest in a matter.

The board has a charter that incorporates these board governance policies.

Corporate Governance and Board Practices

Meetings of the board

The board normally meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the board includes:

- business investments and strategic matters;
- governance and compliance;
- chief executive officer's report;
- financial reports; and
- on a rotational basis, business unit reviews.

The board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information on request.

Committees of the board

The board also operates through committees that hold responsibility for particular areas. The two main committees which operated during the year and their responsibilities are the Audit Committee and the Appointments and Compensations Committee. Each committee operates in accordance with a charter.

The Audit Committee is a committee of the board of directors whose primary function is to assist the board of directors in its oversight of:

- the reliability and integrity of accounting policies and financial reporting and disclosure practices;

- the provision of advice to the board on the matter of financial statements, due diligence, financial systems integrity and business risks to enable the board to fulfil its fiduciary and stewardship obligations; and

- the establishment and maintenance of processes to ensure that there is:

  - compliance with all applicable laws, regulations and company policy; and

  - an adequate system of internal control, management of business risks and safeguard of assets.

These functions are carried out by:

- reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports;

- overseeing the financial reports and the results of the external audit of these reports;

- reviewing the external and internal audit and risk management programme and monitoring those results;

- monitoring compliance with a code of conduct covering individual and company ethics that recognises Telstra's business, environmental and statutory responsibilities;

- overseeing the establishment and management of risk limits and tolerances across and within the business units and operations of Telstra; and

- evaluating the independence of both the non-executive directors and the external auditors.

Corporate Governance and Board Practices

Membership of the committee

The Audit Committee consists of three or more non-executive directors as determined by the board in its business judgment. At least one member of the committee must have accounting or related financial management expertise.

The members of the Audit Committee are all non-executive directors:

- John Stocker (Chairman);
- John Ralph;
- Charles Macek;
- Belinda Hutchinson; and
- Anthony Clark.

Meetings

The Audit Committee meets four times per year or more frequently as circumstances require. The quorum for such meetings is two members of the committee. Any other board member may attend such meetings as he or she wishes. The external auditor attends each Audit Committee meeting. The committee may ask management and/or others to attend these meetings and provide such input and advice as required.

Relationship with the external auditor

In accordance with section 36 of the Telstra Act:

- the auditor of the Telstra group for Australian financial reporting purposes is required by law to be the Auditor-General. The Auditor-General, in consultation with the Telstra Audit Committee and board, subcontracts this work to an accounting firm. The incumbent is Ernst and Young who have had the contract since fiscal 2000; and

- the Audit Committee and the board appoint the auditor for filings outside Australia.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth.

The auditor appointed by the Telstra Audit Committee and board for filings outside Australia is accountable to the board of directors, Audit Committee and shareholders.

The Audit Committee and board of directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside Australia.

The Audit Committee requires the external auditor and its subcontractor to:

- submit on a periodic basis to the Audit Committee a formal written statement delineating all relationships between the auditor and Telstra;

- consider whether the external auditor's provision of non-audit services to the company is compatible with maintaining the independence of the external auditor; and

- if applicable, shall recommend that the board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence.

Recurring processes

The Audit Committee is required to, on an annual basis:

- review its charter to determine its adequacy for current circumstances and recommend to the board the formal adoption of the revised charter for future operations of the Audit Committee;

Corporate Governance and Board Practices

- meet separately with the internal auditor and the external auditor, with and without management, to discuss the results of their audits;

- prepare or consider any report or other disclosures to be included in the company's annual report or other communications to shareholders on the relationships between the external auditors and the company; and

- review with management and the external auditor, the financial report to be included in the annual report including:

  - the external auditors' responsibilities under generally accepted auditing standards;

  - significant accounting policies;

  - management judgments and accounting estimates;

  - adjustments arising from the audit; and

  - the external auditors' judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

The Appointments and Compensation Committee reviews senior manager remuneration and appointments including:

- recommending the appointment of the CEO to the board; and
- reviewing and reporting to the board on the proposed remuneration strategy and package for the CEO and senior executives and succession plans for senior executives.

The members of the Appointments and Compensation Committee during fiscal 2002 were all non-executive directors, except for Dr Switkowski:

- John Ralph;
- Donald McGauchie;
- Robert Mansfield; and
- Ziggy Switkowski.

Subsequent to the end of fiscal 2002 Dr Switkowski is no longer a member of the Appointments and Compensation Committee.

Business values and code of conduct

We provide guidance to our employees on how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training programme for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the company values and code of conduct policies through employee help lines.

Business risk

Telstra is committed to the management of risks throughout its operations to protect its employees, the environment, assets, markets, earnings, reputation and shareholder value.

The Audit Committee provides advice to the board on the status of business risks to Telstra through an integrated risk management and assurance function whereby it oversees:

- the establishment and management of risk limits and tolerances across the organisation;

Corporate Governance and Board Practices

- the progress of risk management within the business units; and
- the existence of an appropriate risk management culture.

The risk management and assurance function has promoted a common language and approach used by business units in identifying, measuring and prioritising business risks. The Audit Committee receives reports independently prepared by the Risk Management and Assurance group, on significant business risks and the strategies to manage these risks.

In addition, Telstra uses risk financing techniques including insurance to reduce the financial impact of uncontrollable and catastrophic risks. A central treasury function manages the financial exposures to reduce the volatility of cash flows and asset values arising from interest rate and exchange rate movements in accordance with board approved limits. Details of the nature of these exposures and the value at risk are shown in note 29 to our financial statements in this annual report.

External auditors

In accordance with the Telstra Act, our Australian auditor is the Auditor-General. Ernst & Young is the Australian sub-contractor to the Auditor-General and our US auditor.

The Audit Committee has put in place a number of processes to ensure the independence of the external auditor which include:

- a specific company policy which requires Director of Finance approval for all non-audit consultancy work to be undertaken by the external auditor to determine that the work will not compromise auditor independence. As such, the following examples are specifically prohibited:

  - internal audit services;

  - accounting policy advice;

  - services relating to setting up and/or maintenance of significant accounting records;

  - services relating to preparation of accounts and records on financial statements;

  - services relating to fundamental aspects of Telstra's business and/or strategic planning; and

  - valuation of assets for carrying value purposes;

- a policy that consultancy services exceeding A$250,000 require a tender process;

- a quantitative cap set by the Audit Committee on the amount of non-audit services that can be provided by the external auditor. The current cap is set at 1.5 times the fees for audit related work; and

- the Audit Committee receives an interim and annual report on performance against the cap and general confirmation from management and the external auditor that in their view independence has not been impaired in the period under consideration.

Proposed changes

As part of its charter, the Audit Committee is committed to continually reviewing and updating its practices. Many new corporate governance requirements and guidance notes have been recently proposed by the New York Stock Exchange, the Securities & Exchange Commission and the Australian Stock Exchange. The Board, the Audit Committee and the Appointments & Compensation Committee will evaluate and, if appropriate, implement these proposals to ensure that we continue to maintain best practice in corporate governance.

Corporate Governance and Board Practices

Continuous disclosure

We have in place a comprehensive continuous disclosure procedure. We review and update the procedure on a regular basis.

The aim of the procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

- ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer/Group Managing Director, Finance and Administration (CFO/GMD F&A). The GMD F&A is also the CFO. All announcements must be first approved by either the CEO or CFO/GMD F&A;

- our Continuous Disclosure Committee (Committee), chaired by the Group General Counsel, advises the CFO/GMD F&A and the CEO on disclosure matters. The Committee is responsible for an internal disclosure system which ensures that information that might be disclosable is identified and reviewed quickly. The Committee's membership includes the Group General Counsel, the Managing Director - Corporate Relations, the General Counsel - Finance & Administration, the Director of Finance, the Director of Legal, the General Manager - Investor Relations Unit and the Company Secretary;

- senior management (including the CEO, the CFO/GMD F&A, all other GMDs and their direct reports, all group controllers and all legal and regulatory counsel) must inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

- a collective recommendation regarding disclosure is then made to the CFO/GMD F&A and the CEO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary's office electronically or by facsimile to all relevant stock exchanges;

- we implement several practices internally to reinforce the importance of Telstra's continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These are reviewed regularly and include the following:

  - every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with Telstra's General Counsel - Finance and Administration, in relation to Telstra's continuous disclosure obligations;

  - a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

  - the Committee maintains a list of issues which, although not yet disclosable, need to be monitored in case they become disclosable;

  - all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal counsel to see if they should be disclosed;

  - an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media; and

  - the office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on Telstra's web site telstra.com® after market release is confirmed.

Directors' report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2002.

Principal activity

Telstra's principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra's net profit for the year was A$3,661 million (2001: A$4,058 million). This was after:

- deducting income tax expense of A$1,796 million (2001: A$2,236 million); and
- allowing for net losses attributable to outside equity interests in controlled entities of A$11 million (2001: net profit of A$3 million).

Earnings before interest and income tax expense was A$6,216 million, representing a decrease from the prior year's result of A$6,963 million.

Earnings per share decreased from 31.5 cents per share in fiscal 2001 to 28.5 cents per share in the current year. Year on year results have been impacted by acquisitions and specific accounting adjustments in both fiscal 2002 and fiscal 2001 (see below).

Review of operations

Profit before income tax expense for fiscal 2002 has declined from the prior year primarily due to the inclusion of a number of one off items in fiscal 2001. These included:

- the sale of our global wholesale business and certain controlled entities into our 50% owned joint venture REACH Ltd. We recognised 50% of our profit on sale, which amounted to A$852 million in the fiscal 2001 profit before income tax;

- the acquisition of a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (referred to as RWC). At the time of acquisition, we recognised that there was a general decline in the value of telecommunications companies, and based on an independent valuation of our interest, we recognised this decline by writing down our acquisition costs in RWC by A$999 million;

- the once off benefit of A$725 million in other revenue arising from the release of our obligations under the Telstra Additional Contributions (TAC) agreement to the superannuation fund;

- the application of more prescriptive rules on revenue recognition to our financial statements for both Australian and US reporting purposes. (This instruction on accounting treatment is referred to as US Securities and Exchange Commission Staff Accounting Bulletin 101 (or SAB101)). This change had the effect of decreasing our sales revenue by A$779 million and decreasing our direct cost of sales by A$560 million; and

- the sale of our interest in Computershare Limited resulting in a profit before income tax of A$245 million.

During the current year, we have continued to focus on cost control in an environment where there has been modest revenue growth.

Directors' report

Sales revenue increased by A$1,517 million to A$20,196 million due to the fiscal 2001 SAB101 adjustment and:

- continued strong growth in mobile services (A$336 million) and fixed-to-mobile (A$132 million). Partially offsetting this growth was the decline in intercarrier revenues as a result of reduced rates (A$12 million) and a marginal decline in data and internet services (A$42 million);

- continuing impact of our rebalancing initiatives resulting in increased basic access revenue (excluding fiscal 2001 SAB101 adjustment: A$374 million) and decreased local call (A$196 million) and national long distance revenues (A$99 million); and

- the inclusion of revenues from our controlled entities RWC and TelstraClear Limited (A$1,374 million), partially offset by the loss of revenues from the sale of our global wholesale business (A$486 million) in the prior year.

Operating expenses (before borrowing costs) decreased by A$1,332 million to A$14,505 million primarily due to the effect of the one off items previously discussed. Other contributors to the movement in expenses include:

- higher labour expenses resulting from increased restructuring costs charged against profit, largely for the restructure of Network Design and Construction Limited. This was partially offset by lower labour expenses achieved through reductions in staff numbers. Higher labour substitution costs resulting from outsourcing arrangements are included in other expenses;

- an increase in direct cost of sales due to higher network payments resulting from increased volumes of outgoing calls terminating on other carriers' networks, in part offset by the progressive removal of mobile handset subsidies;

- an increase in depreciation and amortisation expense due to continued capital expenditure on our communications plant asset base and ongoing software development;

- a decline in discretionary spending in line with continuing cost reduction initiatives; and

- the consolidation of expenditure from our controlled entities, RWC and TelstraClear Limited.

Our free cash flow increased 35.5% to A$3,840 million (excluding our investment in the Asian ventures in fiscal 2001) after improved cash inflow from our operating activities and a decrease in capital expenditure. Operating capital expenditure declined 20.1% to A$3,491 million following tight control of our capital expenditure program. Investment expenditure (excluding Asian ventures) has remained constant at A$171 million with the major component relating to our additional 8.4% acquisition to give us a controlling interest in TelstraClear Limited (A$40 million).

Normalised results from operations

We have taken the reported results and adjusted for the one off items that have occurred in both fiscal 2002 and fiscal 2001 so that a like for like comparison of results may be made. On a normalised basis:

- sales revenue increased in fiscal 2002 by 1.7% to A$18,769 million, reflecting the continued growth in mobile services and the fixed-to-mobiles business. Total underlying revenue (excluding interest) increased by 1.8%; and

- through the continued implementation of our ongoing cost reduction program, our underlying operating expenses (before depreciation, amortisation and interest) declined by 2.0%. Total underlying expenses (before interest), including equity accounted losses, increased marginally by 0.1% to A$12,410 million.

Directors' report

The underlying earnings before interest and income tax expense increased by 5.0% to A$6,650 million.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra's operations, the results of those operations or the state of Telstra's affairs other than:

- on 1 August 2002, we sold a portfolio of seven office properties nationally for A$570 million. The carrying value of these properties was A$434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling A$518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

Dividends

The directors have declared a final dividend for the year ended 30 June 2002 of 11 cents per share (A$1,415 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend is 20 September 2002 with payment being made on 28 October 2002.

During fiscal 2002, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final dividend for the year ended 30 June 2001	29 August 2001	26 October 2001	11 cents franked to 100%	A$1,416 million
Interim dividend for the year ended 30 June 2002	6 March 2002	29 April 2002	11 cents franked to 100%	A$1,415 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2003 earnings. This expectation takes into consideration the Business Tax Reform changes to the imputation system effective from 1 July 2002. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to pay dividends depends upon, among other factors, our earnings, government legislation and our tax position.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

- on 28 June 2002, Pacific Century CyberWorks Limited (PCCW) redeemed in full a US$750 million convertible note held by Telstra. The proceeds were then used to acquire PCCW's 40% interest in RWC and to subscribe for a new US$190 million mandatorily converting note. As a result of this transaction, we now own 100% of RWC. Total consideration for this investment amounted to A$992 million; and

- on 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of TelstraClear from 1 December 2001. Property, plant and equipment relating to TelstraClear and consolidated into the Telstra Group was A$818 million as at 30 June 2002. As at 30 June 2001, our consolidated non current assets included A$79 million as an investment in joint venture entities relating to TelstraClear.

Directors' report

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

- the likely developments in Telstra's operations; or
- the expected results of those operations in the future.

Details about directors and executives

Retirement of directors

N Ross Adler (appointed October 1996), Malcolm G Irving (appointed July 1997) and Elizabeth A Nosworthy (appointed December 1991) retired from office at the annual general meeting on 16 November 2001. The board thanks the directors for their valuable contribution during their terms of office and welcomes the appointment of new directors.

Information about directors is provided as follows and forms part of this directors' report:

- names of directors and details of their qualifications, experience and special responsibilities are given on pages 113 to 115;

- number of board and committee meetings and attendance by directors at these meetings is provided on page 163;

- details of directors' shareholdings in Telstra are shown on page 124; and

- details of directors' emoluments are given on pages 118 and 119.

Senior executive emoluments

This information is provided on pages 118 to 123 and forms part of this report.

Share options

All existing Telstra compensation-based share and option plans have performance hurdles. If the hurdles are not met there is no vesting entitlement to the shares and options. Telstra expenses the fair value of all share options, performance rights and restricted shares under USGAAP. Consistent with AGAAP, the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When an International Accounting Standard is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, A$285 million has been expensed in the company's USGAAP financial statements in relation to the shares allocated under TESOP 97 and TESOP 99. Share option, performance rights and restricted share plans have given rise to an expense of A$59 million in the USGAAP financial statements since inception. An amount of A$12 million has been expensed in the AGAAP financial statements in relation to only the performance rights and restricted shares. In fiscal 2002, A$47 million was expensed under USGAAP and A$6.5 million under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

Telstra's options and employee share plans are different from other companies in that the Telstra Corporation Act (1991) prohibits the Commonwealth's shareholding falling below 50.1%. In order to fulfil its obligations under the Act and under any option or share plan, the trustee of the plan must purchase actual shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the

Directors' report

trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights and restricted shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra's balance sheet as funding is provided to the trustee by Telstra.

From 1 July 2002, Telstra has suspended its option plan. Previously issued options remain outstanding and valid. These will be expensed for AGAAP purposes in accordance with any new accounting standard that is established.

Directors' and officers' indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

- the liability is not owed to us or a related body corporate;

- the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act; and

- the liability does not arise out of conduct involving a lack of good faith. Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

- directors (including past directors);
- executive officers (other than directors) and certain employees generally; and
- employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991).

Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to board papers and requires Telstra to maintain insurance cover for the directors. The indemnity in favour of employees relating to Telstra sale schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra sale scheme.

Directors' and officers' insurance

Telstra maintains a directors' and officers' insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors' and officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' report

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra's operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

- the impact of the rollout of telecommunications infrastructure;
- site contamination; and
- waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and Regulatory Compliance

Telstra is committed to conducting its business in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra's commitment to its customers, employees, shareholders and the community.

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations we have now taken steps to further formalise our compliance program. Under this compliance program each business unit is working to prepare and implement a work plan setting out how they intend to achieve legal and regulatory compliance in their operations. A Legal and Regulatory Compliance and Risk Report is also being prepared for the Audit Committee every quarter. This report provides the Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and with information on the significant legal cases in which Telstra is currently involved.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.



Robert C Mansfield
Chairman



Ziggy Switkowski
Chief Executive Officer and Managing Director
28 August 2002

Directors' report

Directors' meetings

Each director attended the following meetings and board committees during the year as a member of the board or relevant committee:

| | Board | | Committees | | | |
| | | | Audit | | Appointments and Compensation | |
	a	b	a	b	a	b
R C Mansfield [1]	11	11	2	2	2	2
J T Ralph	11	10	4	4	2	2
Z E Switkowski	11	11	-	-	2	2
N R Adler [2]	6	6	2	1	-	-
S H Chisholm	11	10	-	-	-	-
A J Clark [3]	11	11	2	2	-	-
J E Fletcher	11	10	-	-	-	-
B J Hutchinson [3] [4]	5	5	2	2	-	-
M G Irving [2]	6	5	2	2	-	-
C B Livingstone	11	11	-	-	-	-
C Macek [4] [5]	5	5	2	2	-	-
D G McGauchie [6]	11	11	-	-	1	1
E A Nosworthy [7]	6	6	2	2	-	-
W A Owens [4]	5	5	-	-	-	-
J W Stocker [8]	11	10	4	4	-	-

Column a: number of meetings held while a member.
Column b: number of meetings attended.
[1]   *Retired as a member of the audit committee on 11 December 2001.*
[2]   *Retired as a director and member of the audit committee on 16 November 2001.*
[3]   *Appointed as member of the audit committee on 11 December 2001.*
[4]   *Appointed as director on 16 November 2001.*
[5]   *Appointed as member of the audit committee on 20 February 2002.*
[6]   *Appointed as member of the appointments and compensation committee on 20 February 2002.*
[7]   *Retired as a director and chairman of the audit committee on 16 November 2001.*
[8]   *Appointed as chairman of the audit committee on 11 December 2001.*

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Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Financial Report

as at 30 June 2002

Page
Number

Financial Statements

Statement of Financial Performance 166
Statement of Financial Position 167
Statement of Cash Flows. 168

Statement of Changes in Shareholders' Equity 175

Notes to the Financial Statements

Note 1   - Summary of accounting policies 178
Note 2   - Revenue 193
Note 3   - Profit from ordinary activities 194
Note 4   - Income tax expense 200
Note 5   - Segment information 202
Note 6   - Earnings per share 207
Note 7   - Dividends. 208
Note 8   - Cash assets. 210
Note 9   - Receivables 211
Note 10   - Inventories 212
Note 11   - Investments 213
Note 12   - Property, plant and equipment 215
Note 13   - Intangible assets 220
Note 14   - Other assets 221
Note 15   - Payables 222
Note 16   - Interest-bearing liabilities 223
Note 17   - Provisions 229
Note 18   - Contributed equity 229
Note 19   - Employee share plans 230
Note 20   - Expenditure commitments 242
Note 21   - Contingent liabilities and contingent assets 246
Note 22   - Superannuation commitments 248
Note 23   - Investments in controlled entities 250
Note 24   - Investments in joint venture entities and associated entities. 258
Note 25   - Directors' remuneration - salaries and other benefits 267
Note 26   - Executives' remuneration - salaries and other benefits 268
Note 27   - Related entity transactions 271
Note 28   - Events after balance date. 276
Note 29   - Additional financial instruments disclosures. 277
Note 30   - United States generally accepted accounting principles disclosures 286

Directors' Declaration. 307

This financial report combines the disclosure requirements for both
Australian and United States generally accepted accounting
principles.

Independent Audit Reports 308

Statement of Financial Performance

for the year ended 30 June 2002

		Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
	Note	2002 $m	2002 US$m	2001 $m	2000 $m	2002 $m	2001 $m
Ordinary activities							
Revenue							
Sales revenue	2,3	**20,196**	**11,310**	18,679	19,343	**18,217**	17,701
Other revenue (excluding interest revenue)	2,3	**606**	**339**	4,304	1,162	**487**	3,943
		20,802	**11,649**	22,983	20,505	**18,704**	21,644
Expenses							
Labour	3	**3,240**	**1,814**	3,122	3,800	**2,575**	2,724
Direct cost of sales (1.26)	3	**3,966**	**2,221**	3,133	4,063	**3,004**	2,389
Other expenses	3	**4,032**	**2,258**	6,711	4,021	**5,055**	6,541
		11,238	**6,293**	12,966	11,884	**10,634**	11,654
Share of net losses of associates and joint venture entities	24	**81**	**45**	183	58	**-**	-
		11,319	**6,338**	13,149	11,942	**10,634**	11,654
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) (1.26)		**9,483**	**5,311**	9,834	8,563	**8,070**	9,990
Depreciation and amortisation	3	**3,267**	**1,830**	2,871	2,646	**2,782**	2,618
Earnings before interest and income tax expense (EBIT) (1.26)		**6,216**	**3,481**	6,963	5,917	**5,288**	7,372
Interest revenue	2	**126**	**71**	103	62	**183**	194
Borrowing costs	3	**896**	**502**	769	630	**913**	815
Net borrowing costs		**770**	**431**	666	568	**730**	621
Profit before income tax expense		**5,446**	**3,050**	6,297	5,349	**4,558**	6,751
Income tax expense	4	**1,796**	**1,006**	2,292	1,848	**1,833**	2,244
Effect of decrease in tax rates on deferred tax balances	4	**-**	**-**	(56)	(172)	**-**	(64)
Total income tax expense		**1,796**	**1,006**	2,236	1,676	**1,833**	2,180
Net profit		**3,650**	**2,044**	4,061	3,673	**2,725**	4,571
Outside equity interests in net (profit)/loss		**11**	**6**	(3)	4	**-**	-
Net profit available to Telstra Entity shareholders		**3,661**	**2,050**	4,058	3,677	**2,725**	4,571
Other valuation adjustments to equity							
Net exchange differences on translation of non-Australian controlled entities' financial statements		**(87)**	**(49)**	61	12	**-**	-
Reserves recognised on equity accounting our interest in joint ventures and associates		**41**	**23**	(33)	(9)	**-**	-
Fair value reserve recognised on acquisition of controlling interest in joint venture entity		**54**	**30**	-	-	**-**	-
Asset revaluation decrements taken through the reserve		**-**	**-**	-	(25)	**-**	-
Valuation adjustments available to Telstra Entity shareholders and recognised directly in equity		**8**	**4**	28	(22)	**-**	-
Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		**3,669**	**2,054**	4,086	3,655	**2,725**	4,571
		¢	US¢	¢	¢		
Basic and diluted earnings per share (cents per share)	6	**28.5**	**16.0**	31.5	28.6		
Final dividend per share (cents per share)	7	**11.0**	**6.0**	11.0	10.0		

The notes following the financial statements form part of the financial report.

Statement of Financial Position

as at 30 June 2002

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2002 US$m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
Current assets						
Cash assets	8	1,070	599	1,077	489	795
Receivables	9	4,063	2,275	4,307	5,522	9,911
Inventories	10	204	114	320	160	200
Other assets	14	1,038	582	549	947	524
Total current assets		6,375	3,570	6,253	7,118	11,430
Non current assets						
Receivables	9	720	403	1,803	836	1,892
Inventories	10	20	11	8	7	8
Investments - accounted for using the equity method	11	1,197	670	1,259	34	33
Investments - other	11	105	59	143	4,762	3,355
Property, plant and equipment	12	23,421	13,116	22,803	21,852	21,867
Future income tax benefit	4	132	74	114	-	-
Intangible assets	13	3,421	1,916	3,012	274	373
Other assets	14	2,206	1,235	2,078	2,062	1,885
Total non current assets		31,222	17,484	31,220	29,827	29,413
Total assets		37,597	21,054	37,473	36,945	40,843
Current liabilities						
Payables	15	2,791	1,563	2,872	2,231	2,148
Interest-bearing liabilities	16	1,866	1,045	2,604	3,038	7,433
Income tax payable	4	632	354	657	572	622
Provisions	17	1,903	1,065	2,018	1,723	1,902
Revenue received in advance		1,037	581	1,128	859	904
Total current liabilities		8,229	4,608	9,279	8,423	13,009
Non current liabilities						
Payables	15	129	72	120	68	3
Interest-bearing liabilities	16	11,860	6,642	11,386	11,829	11,345
Income tax payable	4	-	-	91	-	91
Deferred income tax		1,987	1,113	1,573	1,831	1,472
Provisions	17	848	475	846	757	769
Revenue received in advance		438	245	456	420	432
Total non current liabilities		15,262	8,547	14,472	14,905	14,112
Total liabilities		23,491	13,155	23,751	23,328	27,121
Net assets		14,106	7,899	13,722	13,617	13,722
Shareholders' equity						
Telstra Entity						
Contributed equity	18	6,433	3,602	6,433	6,433	6,433
Reserves		14	8	11	277	277
Retained profits		7,661	4,290	6,795	6,907	7,012
Shareholders' equity available to Telstra Entity shareholders		14,108	7,900	13,239	13,617	13,722
Outside equity interests						
Contributed equity		212	119	490	-	-
Reserves		34	19	33	-	-
Accumulated losses		(248)	(139)	(40)	-	-
Total outside equity interests		(2)	(1)	483	-	-
Total shareholders' equity		14,106	7,899	13,722	13,617	13,722

Expenditure commitments, contingent liabilities and assets 20,21

The notes following the financial statements form part of the financial report.

Statement of Cash Flows

for the year ended 30 June 2002

	Note	Telstra Group Year ended 30 June 2002 $m	Telstra Group Year ended 30 June 2002 US$m	Telstra Group Year ended 30 June 2001 $m	Telstra Group Year ended 30 June 2000 $m	Telstra Entity Year ended 30 June 2002 $m	Telstra Entity Year ended 30 June 2001 $m
Cash flows from operating activities							
Receipts from trade and other receivables (inclusive of goods and services tax (GST)) (c) (1.20)		**22,291**	**12,483**	20,912	18,533	**20,034**	19,766
Payments of accounts payable and to employees (inclusive of GST) (c) (1.20)		**(11,837)**	**(6,628)**	(11,136)	(10,493)	**(9,715)**	(10,355)
Interest received		**52**	**29**	70	60	**92**	166
Borrowing costs paid		**(897)**	**(502)**	(813)	(622)	**(943)**	(876)
Dividends received		**10**	**6**	16	16	**1**	39
Income taxes paid		**(1,503)**	**(842)**	(1,455)	(947)	**(1,479)**	(1,393)
GST remitted to the Australian Taxation Office (ATO)		**(1,018)**	**(570)**	(995)	-	**(945)**	(993)
Net cash provided by operating activities (a)		**7,098**	**3,976**	6,599	6,547	**7,045**	6,354
Cash flows from investing activities							
Payments for:							
- property, plant and equipment		**(2,958)**	**(1,657)**	(3,259)	(4,006)	**(2,778)**	(3,151)
- internal use software assets		**(527)**	**(295)**	(706)	(577)	**(536)**	(571)
- patents, trademarks and licences		**-**	**-**	(332)	(101)	**-**	(4)
- deferred expenditure		**(6)**	**(3)**	(71)	(21)	**(3)**	(14)
Capital expenditure (before investments)		**(3,491)**	**(1,955)**	(4,368)	(4,705)	**(3,317)**	(3,740)
- shares in controlled entities		**(50)**	**(28)**	(3,056)	(163)	**(118)**	(2,165)
- investment in joint venture entities		**(67)**	**(37)**	(131)	(37)	**-**	-
- investment in associated entities		**(40)**	**(22)**	(11)	(131)	**-**	-
- shares in listed securities and other investments		**(14)**	**(8)**	(38)	(267)	**(13)**	(20)
Investment expenditure		**(171)**	**(95)**	(3,236)	(598)	**(131)**	(2,185)
Total capital expenditure	5	**(3,662)**	**(2,050)**	(7,604)	(5,303)	**(3,448)**	(5,925)
Proceeds from:							
- sale of property, plant and equipment		**194**	**109**	288	243	**189**	287
- sale of patents, trademarks and licences		**1**	**1**	14	-	**-**	14
- sale of shares in controlled entities		**-**	**-**	4	27	**-**	4
- sale of joint venture entities and operations		**-**	**-**	3	7	**-**	-
- sale of listed securities and other investments		**176**	**98**	397	130	**5**	5
- sale of business		**33**	**18**	528	-	**29**	524
Net cash used in investing activities		**(3,258)**	**(1,824)**	(6,370)	(4,896)	**(3,225)**	(5,091)
Cash flows from financing activities							
Proceeds from:							
- borrowings		**13,487**	**7,552**	23,521	15,396	**13,667**	22,498
- Telstra bonds		**987**	**553**	-	495	**987**	-
Repayment of:							
- borrowings		**(15,441)**	**(8,647)**	(19,193)	(13,290)	**(15,941)**	(19,373)
- Telstra bonds		**(41)**	**(23)**	(565)	(81)	**(41)**	(565)
- finance leases principal amount		**(18)**	**(10)**	(14)	(26)	**(7)**	(17)
Payments for convertible note		**-**	**-**	(1,366)	-	**-**	(1,366)
Employee share loans (net)		**40**	**22**	27	-	**40**	27
Dividends paid		**(2,831)**	**(1,586)**	(2,316)	(4,375)	**(2,831)**	(2,316)
Net cash (used in)/provided by financing activities		**(3,817)**	**(2,139)**	94	(1,881)	**(4,126)**	(1,112)
Net increase/(decrease) in cash		**23**	**13**	323	(230)	**(306)**	151
Foreign currency conversion		**(20)**	**(11)**	-	-	**-**	-
Cash at the beginning of the year		**1,067**	**597**	744	974	**795**	644
Cash at the end of the year (b)		**1,070**	**599**	1,067	744	**489**	795

The notes following the financial statements form part of the financial report.

Statement of Cash Flows (continued)

for the year ended 30 June 2002

	Note	Telstra Group Year ended 30 June				Telstra Entity Year ended 30 June	
		2002 $m	2002 US$m	2001 $m	2000 $m	2002 $m	2001 $m
Cash flow notes							
(a) Reconciliation of net profit to net cash provided by operating activities							
Net profit		**3,650**	**2,044**	4,061	3,673	**2,725**	4,571
Add/(subtract) the following transactions							
Depreciation and amortisation	3	**3,267**	**1,830**	2,871	2,646	**2,782**	2,618
Accrued interest on convertible note issued by PCCW		**(85)**	**(48)**	(29)	-	**(85)**	(29)
Dividends received from associated entities	24	**9**	**5**	1	4	**-**	1
(Profit)/loss on sale of property, plant and equipment	3	**4**	**2**	(7)	(26)	**4**	(10)
(Profit) on sale of patents, trademarks and licences	3	**(1)**	**(1)**	(8)	-	**-**	(11)
(Profit)/loss on sale of controlled entities	3	**(3)**	**(2)**	(4)	(97)	**-**	17
(Profit) on sale of joint venture and associated entities	3	**-**	**-**	(2)	(25)	**-**	-
(Profit)/loss on sale of listed securities and other corporations	3	**5**	**3**	(266)	(133)	**(1)**	-
(Profit) on sale of business	3	**-**	**-**	(852)	(58)	**-**	(2,130)
Borrowing costs included in the cost of constructed assets	3	**(115)**	**(64)**	(108)	(125)	**(115)**	(108)
Share of joint venture entities' net losses	24	**79**	**44**	128	51	**-**	-
Share of associated entities' net losses	24	**2**	**1**	55	7	**-**	-
Provision for reduction in value of investments	3	**26**	**15**	1,065	39	**445**	2,176
Provision for reduction in value of convertible note	3	**96**	**54**	-	-	**96**	-
Provision for reduction in value of controlled entity receivables	3	**-**	**-**	-	-	**830**	-
Reduction in value of internal use software assets	3	**-**	**-**	31	-	**-**	31
Net foreign currency conversion differences		**(14)**	**(8)**	14	(20)	**-**	14
Writeback of TSS additional contributions	2	**-**	**-**	(725)	-	**-**	(725)
Decrease in non cash revenue received in advance		**225**	**126**	779	-	**(62)**	589
Increase in non cash operating deferred expenditure		**(7)**	**(4)**	(560)	-	**29**	(560)
Other		**31**	**17**	-	-	**3**	-
Movements in operating assets and liabilities							
(Increase)/decrease in trade debtors and other debtors		**233**	**131**	(464)	(253)	**67**	(407)
(Increase)/decrease in inventories		**94**	**53**	25	(90)	**37**	(31)
(Increase)/decrease in deferred expenditure and prepayments		**(45)**	**(25)**	7	13	**(15)**	(29)
(Increase)/decrease deferred mobile phone handset subsidies		**52**	**29**	(79)	(174)	**52**	(79)
Increase/(decrease) in accounts payable and other creditors		**(219)**	**(122)**	457	151	**70**	227
Increase/(decrease) in revenue received in advance		**(338)**	**(189)**	(15)	-	**4**	1
Increase in net taxes payable		**293**	**164**	781	729	**354**	770
Increase/(decrease) in provisions		**(176)**	**(99)**	(583)	232	**(174)**	(542)
Movement in foreign currency conversion reserve		**35**	**20**	26	3	**-**	-
Net cash provided by operating activities		**7,098**	**3,976**	6,599	6,547	**7,045**	6,354
(b) Reconciliation of cash							
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:							
Cash assets	8	**1,070**	**599**	1,077	751	**489**	795
Bank overdraft	16	**-**	**-**	(10)	(7)	**-**	-
		1,070	**599**	1,067	744	**489**	795

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $1,975 million (2001: $1,888 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $615 million (2001: $553 million) whilst GST paid relating to investing activities amounted to $342 million (2001: $340 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $83 million (2001: $77 million; 2000: $102 million) which have been included in the cost of constructed assets.

We acquired plant and equipment with a fair value of $9 million using finance leases during fiscal 2002 (2001: $14 million; 2000: $23 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows. Our finance lease liability also includes $1 million (2001: $3 million; 2000: $9 million) relating to non cash, foreign currency revaluations.

Sale and leaseback transactions

There were no significant sale and leaseback transactions entered into during fiscal 2002.

During fiscal 2001, we entered into a sale and leaseback of non communications plant, server and mid range IT equipment totalling $110 million. The leaseback entered into is classified as an operating lease, and the revenue received from the sale has directly offset the retirement expense. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment. During fiscal 2002, there was an additional $23 million sale and leaseback recognised relating to this same transaction.

In June 2000, we entered into a sale and leaseback of certain communication plant totalling $463 million. As the sale and leaseback entered into was a finance lease, the gain on sale (which was not significant) was deferred and no sales revenue was recognised. Under the terms of the agreement, we prepaid all amounts due under the lease by offsetting them against the sale proceeds. As no cash flows resulted from this transaction it is not reported in the statement of cash flows.

Software assets (internal use software assets)

Our software assets include borrowing costs of $32 million (2001: $31 million, 2000: $23 million) which have been included in the cost of constructed assets.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Cash consideration for this acquisition was $40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

170

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(f) Acquisitions (continued)

The amount of cash, other assets and liabilities we acquired as a result of obtaining our increased interest in TelstraClear and our shareholding in CitySearch are as follows:

Acquisition of controlled entities	Year ended 30 June 2002 $m
Consideration for acquisition	
Cash	56
Costs of acquisition	1
	57
Fair value of assets and liabilities acquired by major class	
Net overdraft held on acquiring control . . .	(5)
Receivables	64
Inventories	17
Property, plant and equipment.	777
Identifiable intangible assets	249
Other assets.	8
Payables.	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities.	(80)
Fair value of net assets on gaining control . .	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear's net assets prior to obtaining increased shareholding	(56)
Net assets acquired	17
Goodwill on acquisition (b)	40
	57
Outflow of cash on acquisition	
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control.	(5)
Costs of acquisition	(1)
	(62)

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.43% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Regional Wireless Company

On 28 June 2002, we acquired an additional 40% interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company or RWC) giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million (refer to note 9 and note 23 for further details). As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled RWC prior to this transaction, we were already consolidating their results, financial position and cash flows into the Telstra group. Refer to section (h) for information on the acquisition of our original 60% interest in RWC.

(g) Disposals and entities deconsolidated

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm).

We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the board of Keycorp. As a result, we no longer have the capacity to control the company and have deconsolidated its statement of financial position as at that date (refer to note 23 and 24 for further details). Refer to section (i) for information on the original acquisition of our interest in Keycorp.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and have deconsolidated its statement of financial position (refer to note 23 for further details).

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(g) Disposals and entities deconsolidated (continued)

The cash, other assets and liabilities deconsolidated as a result of these transactions are as follows:

Assets and liabilities deconsolidated by major class	Year ended 30 June 2002 $m
Carrying amounts of assets and liabilities deconsolidated by major class	
Net overdrafts held on deconsolidation . . .	(12)
Receivables	17
Inventories	24
Property, plant and equipment.	11
Intangible assets.	18
Other assets.	1
Payables.	(27)
Borrowings	(47)
Provisions	(3)
Net assets deconsolidated.	(18)
Inflow of cash on deconsolidation	
Net overdrafts held	(12)

The inflow of cash relating to overdrafts held on deconsolidation have been offset against our payments for shares in controlled entities in the statement of cash flows.

During fiscal 2001 and fiscal 2000 we had the following significant acquisitions and disposals of businesses:

(h) Telstra's Asian Ventures

In fiscal 2001, we completed our strategic alliance with Pacific Century CyberWorks Limited (PCCW). Under these arrangements, the following acquisitions and disposals took place with effect from 1 February 2001:

• Reach Ltd

Reach Ltd (Reach) was formed through the combination of our international wholesale businesses and certain wholesale assets together with certain PCCW assets. In return for the businesses and assets we contributed, we received net cash of $680 million and a 50% equity interest recorded at $1,727 million, including capitalised acquisition costs. Reach operates as a provider of voice, data and internet connectivity services in the Asia Pacific region.

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Global wholesale divisions
• Global Connect (part thereof)
• Global Wholesale - Australian Point of Presence (PoP)
• Telstra Inc. (part thereof)

Controlled entities
• Telstra Global Networks Limited
• Telstra Japan KK
• Telstra Korea Limited
• Telstra Germany GmbH
• Telstra France SA
• Telstra Singapore Pte Ltd
• Telstra International (HK) Holdings Limited
• Telstra Wholesale Trading Inc.
• Telstra (UK) Limited
• Telstra Global Wholesale (NZ) Limited
• Telstra (Malaysia Holdings) Sdn. Bhd.
• Australian Network Company Pty Ltd

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(h) Telstra's Asian Ventures (continued)

The carrying amounts of cash, other assets and liabilities contributed is presented in the following table:

Assets and liabilities contributed by major class	Year ended 30 June 2001 $m
Proceeds on disposal	
Cash	680
Issue of shares (excluding associated costs) .	1,692
	2,372
Cash	64
Receivables	142
Property, plant and equipment.	647
Other assets.	87
Payables.	(403)
Borrowings	(16)
Carrying amount of assets contributed	521
Other items	47
Other associated costs (including stamp duty)	100
Book value of businesses and controlled entities contributed to Reach and associated costs (note 3)	668
Net outflow of cash on contribution.	(64)
Net inflow of cash as consideration	680
	616

Refer note 24 for further details on our investment in Reach.

• Joint Venture (Bermuda) No. 2 Limited

We acquired a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company, or RWC). Consideration for this acquisition totalled $3,085 million (including capitalised acquisition costs). RWC operates as a provider of wireless connectivity services in the Asia Pacific region.

The fair value of cash, other assets and liabilities we acquired as a result of the acquisition is presented in the following table:

Assets and liabilities acquired by major class	Year ended 30 June 2001 $m
Cash	40
Receivables	50
Inventories	14
Property, plant and equipment	430
Identifiable intangible assets	759
Other assets	49
Payables.	(198)
Provisions	(103)
Fair value of net assets acquired	1,041
Telstra share of fair value of net assets acquired.	625
Goodwill on acquisition	1,461
Write off of acquisition costs	999
	3,085
Inflow of cash on acquisition	40
Outflow of cash on acquisition	3,085

Refer note 23 for further details on our investment in RWC.

(i) Other acquisitions of businesses

During fiscal 2001, we acquired a 50.9% controlling interest in Keycorp Limited (Keycorp). As consideration, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp for $426 million.

The amount of cash, other assets and liabilities we acquired as a result of obtaining our interest in Keycorp are presented in the following table.

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(i) Other acquisitions of businesses (continued)

Acquisition of controlled entities and businesses	Year ended 30 June 2001 $m
Consideration for acquisition	
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
	438
Less elimination of goodwill (intercompany transaction)	426
	12
Outside equity interest (49.1%)	17
	29
Fair value of assets and liabilities acquired by major class	
Cash held by Keycorp on acquisition	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	5
	29
Inflow of cash on acquisition	
Cash held by Keycorp on acquisition	1

There were no significant acquisitions of businesses during fiscal 2000.

(j) Other disposals of businesses

In fiscal 2000, the cash, other assets and liabilities disposed of related to the sale of Telstra New Zealand and Netlink Limited (as a consolidated group), Modi Telstra Limited, Lawpoint Pty Ltd and the sale of assets to Xantic B.V. (formerly Station 12 B.V.) and are presented in the table below:

Disposal of controlled entities and businesses	Year ended 30 June 2000 $m
Proceeds on disposal	
Cash	27
Issue of shares	391
	418
Carrying amounts of assets and liabilities disposed of by major class	
Cash net of bank overdrafts held by the entities on disposal	27
Receivables	81
Investments	23
Property, plant and equipment	93
Intangible assets	20
Other assets	3
Payables	(50)
Borrowings	(12)
Provisions	(4)
Net assets disposed	181
Net inflow of cash on disposals	-

In fiscal 2000, we were involved in the following significant transactions that did not involve cash:

- on 6 April 2000, we sold Telstra New Zealand and its wholly owned controlled entity Netlink Limited in exchange for a 50% interest in the company then known as TelstraSaturn Limited. We received shares valued at A$195 million;
- on 17 May 2000, we sold our 60% interest in our controlled entity Lawpoint Pty Ltd for $26 million in exchange for shares in Solution 6 Holdings Limited; and
- on 15 May 2000, we sold our global satellite business with tangible assets of $75 million (including our investment in INMARSAT HOLDINGS PLC), to Xantic 12 B.V., a joint venture entity, in exchange for shares in Xantic 12 B.V. valued at $170 million (a 35% interest). Cash was not received for this sale and no cash was used to pay for the shares in Xantic 12 B.V..

Statement of Changes in Shareholders' Equity

for the year ended 30 June 2002

Telstra Group

	Contributed equity (i) $m	Reserves			Retained profits $m	Outside equity interests $m	Total $m
		Asset revaluation (ii) $m	Foreign currency translation (iii) $m	General (iv) $m			
Balance at 30 June 1999	6,433	57	(44)	1	3,809	38	10,294
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net loss)	-	-	-	-	-	(27)	(27)
- net profit/(loss)	-	-	-	-	3,677	(4)	3,673
- reduction in value of property, plant and equipment	-	(25)	-	-	-	-	(25)
- reserves recognised on equity accounting our interest in joint venture entities'	-	-	(9)	-	-	-	(9)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	12	-	-	-	12
- dividends (Note 7)	-	-	-	-	(2,316)	-	(2,316)
Balance at 30 June 2000	6,433	32	(41)	1	5,170	7	11,602
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit) . . .	-	-	-	-	-	473	473
- net profit	-	-	-	-	4,058	3	4,061
- reserves recognised on equity accounting our interest in joint venture entities' and associates	-	-	(33)	3	-	-	(30)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	61	-	-	-	61
- transfer of foreign currency conversion reserve on sale of controlled entities .	-	-	(12)	-	12	-	-
- dividends (Note 7)	-	-	-	-	(2,445)	-	(2,445)
Balance at 30 June 2001	6,433	32	(25)	4	6,795	483	13,722

(continued over page)

The notes following the financial statements form part of the financial report.

Statement of Changes in Shareholders' Equity (continued)

Telstra Group

	Contributed equity (i) $m	Reserves Asset revaluation (ii) $m	Reserves Foreign currency translation (iii) $m	Reserves General (iv) $m	Reserves Consolid-ation Fair Value $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 2001	6,433	32	(25)	4	-	6,795	483	13,722
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit)	-	-	-	-	-	-	(445)	(445)
- net profit/(loss)	-	-	-	-	-	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities' and associates	-	-	62	(21)	-	-	-	41
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(87)	-	-	-	-	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	-	-	-	-	-	29	(29)	-
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	54	1	-	55
- transfer of foreign currency translation reserve on sale of controlled entities	-	-	(5)	-	-	5	-	-
- dividends (Note 7)	-	-	-	-	-	(2,830)	-	(2,830)
Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
Balance at 30 June 2002 US$m	3,602	19	(31)	(10)	30	4,290	(1)	7,899

(i) Refer to note 18 for details of the Telstra Group's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041, "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of our non-Australian operations' financial statements into Australian dollars. Conversion for operations where entities operate on their own are taken to the foreign currency translation reserve whilst conversion for those entities that operate with us are taken to the statement of financial performance (refer note 1.5). This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments.

The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The amount of reserves applicable to these investments are shown in note 24.

Statement of Changes in Shareholders' Equity (continued)

for the year ended 30 June 2002

Telstra Entity

	Contributed equity (i) $m	Reserves Asset revaluation (ii) $m	Retained profits $m	Total $m
Balance at 30 June 1999.	6,433	302	3,559	10,294
- net profit.	-	-	3,643	3,643
- reduction in value of property, plant and equipment	-	(25)	-	(25)
- dividends	-	-	(2,316)	(2,316)
Balance at 30 June 2000.	6,433	277	4,886	11,596
- net profit.	-	-	4,571	4,571
- dividends (Note 7)	-	-	(2,445)	(2,445)
Balance at 30 June 2001.	6,433	277	7,012	13,722
- net profit.	**-**	**-**	**2,725**	**2,725**
- dividends (Note 7)	**-**	**-**	**(2,830)**	**(2,830)**
Balance at 30 June 2002.	**6,433**	**277**	**6,907**	**13,617**

(i) Refer to note 18 for details of the Telstra Entity's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041, "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

Notes to the Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

- year, fiscal year or financial year means the year ended 30 June;
- balance date means the date 30 June; and
- 2002 means fiscal 2002 and similarly for other fiscal years.

The main accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.

1.1 Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

- the Australian Corporations Act 2001;
- Accounting Standards applicable in Australia;
- other authoritative pronouncements of the Australian Accounting Standards Board;
- Urgent Issues Group Consensus Views; and
- Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments which are equity accounted. Cost is the fair value of the consideration given in exchange for net assets.

We have prepared this financial report using Australian dollars. For convenience of our international readers we show some information in United States dollars and this is clearly highlighted.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities;
- the disclosure of contingent assets and liabilities; and
- revenues and expenses for the period.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$m). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and United States generally accepted accounting principles disclosures from A$ to US$ for fiscal 2002.

These conversions appear under columns headed "US$m" and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2002 was A$1.00 = US$0.56.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2 Change in accounting policies

There have been no accounting policy changes made during fiscal 2002.

The following accounting policy change occurred during fiscal 2001

Revenue recognition

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) had application to us for our USGAAP accounts from 1 July 2000.

SAB101 gives the SEC staff's interpretation of existing accounting principles on the timing of recognition of revenues and associated expenses in the financial statements. As the underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP, we have applied the more detailed SAB101 guidance to the timing of revenue recognition to both AGAAP and USGAAP financial statements. We accounted for the adoption of SAB101 as a change in accounting principle effective 1 July 2000.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

The major revenue and associated expense items impacted were:

- basic access installation and connection fees for in place and new services;
- up-front mobile phone connection fees;
- commission revenue for our printed directories; and
- on line directories and voice services.

Installation and connection fees

Consistent with industry practice, certain installation and connection fees were previously recognised on connection of the service. Under SAB101, these installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

Commission revenue for printed directories

Previously, commission revenue for printed directories earned for sale of directory advertising space was recognised on signing of the advertising agreements with customers, while the balance of the revenue was deferred until the directories were published. Under SAB101 we have deferred the recognition of all revenue earned for a directory until the directory is published.

On line directories and voice services

Previously, revenue for our on line directories and voice services was recognised when agreements for the service were made with the customer. Revenue for these services is now deferred over the life of the service agreements, which is on average one year.

Refer to note 3 for details on items recognised in our statement of financial performance as specific.

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:

	Telstra Group Year ended 30 June 2001 $m
Sales revenue	
Cumulative impact of deferring revenue as at 30 June 2000	777
Deferral of additional revenues under new policy for year ended 30 June 2001	410
Part release of cumulative impact for the year ended 30 June 2001	(408)
Total sales revenue - specific impact	779
Direct cost of sales	
Cumulative impact of deferring expenses as at 30 June 2000	(573)
Deferral of additional expenses under new policy for year ended 30 June 2001	(191)
Part release of cumulative impact for the year ended 30 June 2001	204
Total direct cost of sales - specific impact . . .	(560)
Reduction in profit before income tax expense	(219)
Income tax benefit at 34%	74
Reduction in net profit after tax for the year ended 30 June 2001	(145)

1.3 Recently issued accounting standards to be applied in Australia in future periods

The following new and revised Australian accounting standards will apply in future financial reports. We have also included discussion on the introduction of the new tax consolidation regime. The impact of these new standards has not yet been determined.

AASB 1012: "Foreign currency translation" is applicable for financial years beginning on or after 1 January 2002. The purpose of the revised AASB 1012 is to:

- specify methods of accounting for foreign currency transactions, including foreign currency hedging transactions;
- specify methods of translating the financial reports of foreign operations which reflect the underlying relationships between the entity and its foreign operations; and
- require the disclosure of information that will enable users to assess the significance to the entity of movements in exchange rates.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3 Recently issued accounting standards to be applied in Australia in future periods (continued)

AASB 1020: "Income taxes" is applicable for financial years beginning on or after 1 July 2003. The revised standard introduces a fundamental shift in the method of accounting for income taxes. The new method is known as the balance sheet liability method, while the previous method was known as the income statement liability method.

The balance sheet method places emphasis upon the determination of tax assets and liabilities with income tax expense a residual of the process. In implementing the new method the revised standard:

- introduces new terminology;
- is formula based;
- defines tax assets and liabilities as the product of temporary differences that arise between the carrying amount and the tax base of items recognised in the statement of financial position; and
- increases the level of disclosures about income taxation.

AASB 1028: "Employee benefits" is applicable for financial years beginning on or after 1 July 2002. Previously, the standard contained only general recognition criteria applying to a broad range of employee benefits. The new standard contains, in addition to the general criteria, specific recognition requirements for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits and some post-employment benefits.

AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" is applicable for financial years beginning on or after 1 July 2002. The standard deals with the recognition, measurement and presentation of provisions, contingent assets and contingent liabilities.

In general, the introduction of the standard will result in a tightening of the rules relating to the recognition of provisions, especially restructuring provisions, will only allow recognition of provisions for final dividends if the dividend is declared prior to balance date, and contains extensive disclosure requirements, including the disclosure of movements during the reporting period for each class of provision.

New Tax Consolidation Regime

The Government has released for public comment a revised exposure draft of legislation to allow wholly-owned groups to elect to be treated as a single consolidated entity for income tax purposes from 1 July 2002. The revised draft takes into account suggestions made by businesses to the previous draft released in December 2000.

When the new consolidation regime takes effect:

- a consolidated group will be able to elect to consolidate up until the time the group lodges its first consolidated income tax return at the end of the year;
- the head entity of a consolidatable group can choose for itself and all its eligible wholly-owned Australian subsidiaries to be treated as a consolidated group for income tax purposes. However, once the decision to consolidate is made it generally remains in effect until the head company ceases to be a head company;
- businesses will not have the option of continuing with the existing grouping provisions - they must consolidate if they want access to any form of single entity treatment;
- a consolidated group can be formed by a single, Australian-resident head company and all its eligible wholly-owned Australian subsidiaries. The subsidiaries may be companies, partnerships or trusts; and
- a foreign-owned group of Australian resident subsidiaries that does not have a single Australian-resident head company may be able to consolidate by forming a multiple entry consolidated (MEC) group.

Where a group decides to consolidate and is treated as a single entity for income tax purposes, the taxing of the group as a single tax entity will:

- allow pooling of losses and credits, which will simplify obligations and deliver cost savings for consolidated groups;
- eliminate many complex provisions applying to intra-group transactions; and
- reduce impediments to group restructuring, by allowing assets to be moved between group entities without triggering a capital gain or loss and without the need to meet formal roll-over requirements.

1.4 Principles of consolidation

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are removed in full from our consolidated financial report.

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences. Where there is loss of control of an entity, results and cash flows for the entity are included for the part of the reporting period during which control existed.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Principles of consolidation (continued)

Our consolidated retained profits include controlled entities' retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.

The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.

An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.

Investments in associated entities and joint ventures are accounted for as set out in note 1.10.

1.5 Foreign currency translation

(a) Transactions

Foreign currency transactions are translated into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Currency translation gains and losses are included in our net profit or loss for the year.

Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward exchange contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, their financial reports are converted to Australian dollars using a method known as the temporal method of accounting.

Under this method:

- monetary statement of financial position items such as cash and receivables are converted into Australian dollars using market exchange rates at balance date;
- non monetary statement of financial position items (including equity at the date of investment) are converted at market exchange rates applicable at the date of the transactions (or at the date of revaluation);
- statements of financial performance are converted into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions which are converted at the exchange rate that existed on the date of the transaction; and
- currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own

Where our non-Australian operations operate independently of us both financially and operationally, their financial reports are converted to Australian dollars using the current rate method of accounting.

Under this method:

- assets and liabilities are converted into Australian dollars using market exchange rates at balance date;
- shareholders' equity at the date of investment is converted into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/losses) are converted at the exchange rates current at the dates of those movements;
- statements of financial performance are converted into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions which are converted at the exchange rate that existed on the date of the transaction; and
- currency translation gains and losses are recorded in the foreign currency translation reserve.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.6 Cash and cash equivalents (note 8)

Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.

Bank deposits (including those with an original maturity in excess of three months, which are classified as receivables) are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.

Bills of exchange and commercial paper (including those with an original maturity in excess of three months, which are classified as receivables) are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

Statement of cash flows discloses cash net of outstanding bank overdrafts. Bank overdrafts are shown in note 16.

1.7 Receivables (note 9)

Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a general and specific review of outstanding amounts at balance date. Bad debts which have been specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.

Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans described in note 19.

1.8 Inventories (note 10)

Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.

We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.

Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year. Non current inventories are items which will be consumed into the telecommunications network after one year.

1.9 Construction contracts (note 10)

(a) Valuation

We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.

Cost includes:

- both variable and fixed costs directly related to specific contracts;
- amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and
- costs expected to be incurred under penalty clauses, warranty provisions and other variances.

Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

(b) Recognition of profit

Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.19(d)).

Profits are recognised when:

- the stage of contract completion can be reliably determined;
- costs to date can be clearly identified; and
- total contract revenues to be received and costs to complete can be reliably estimated.

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress balance the net amount is shown as a current liability within other creditors.

1.10 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for permanent reduction in the investment value.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.10 Investments (note 11) (continued)

(b) Equity method of accounting

Our investments in joint venture entities and associated entities are accounted for using the equity method of accounting. Equity accounting adjustments are only recorded in the Telstra Group financial statements, except for partnerships, which are also recorded in the Telstra Entity financial statements. For the Telstra Entity we record equity accounted investments (other than partnerships) at cost less any amount provided for permanent reduction in the value of the investment.

For equity accounting we adjust the initial recorded amount of the investment for our share of:

* net profits or losses after tax since the date of investment;
* reserve movements since the date of investment;
* unrealised profits or losses and adjustments to asset values;
* notional goodwill amortisation;
* any dividends or distributions received; and
* deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not start again until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

We also assess the recoverable amount of our equity accounted investments. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associate. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.

(c) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions.

(i) Joint venture entities that are partnerships

Our interest in partnerships is measured by applying the equity method of accounting in both the Telstra Group's and Telstra Entity's financial report. This involves adjusting the cost of the investment by our share of the partnership profit or loss. Our share of partnership profit or loss is calculated by multiplying the partnership profit or loss by our ownership interest and this amount is recorded in the statement of financial performance. Any goodwill that exists on acquisition of an interest in a partnership is amortised over the expected period of benefit. The amortisation is recorded in the share of joint venture profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(ii) Joint venture entities that are not partnerships

The Telstra Entity uses the cost method of accounting for joint venture entities that are not partnerships and the Telstra Group records the equity accounted entries as described in note 1.10(b).

Any goodwill that exists on acquisition of an interest in a joint venture entity that is not a partnership is amortised over the expected period of benefit. The amortisation is recorded in the share of joint venture profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(d) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity which is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share in each asset and liability used in the joint venture operation (refer property, plant and equipment accounting policies note 1.12). We record expenses based on our percentage interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.19).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.10 Investments (note 11) (continued)

(e) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. The Telstra Entity uses the cost method of accounting for associated entities and the Telstra Group records the equity accounted entries as described in note 1.10(b).

Any goodwill that arises on acquisition of an interest in an associated entity is amortised over the expected period of benefit. The amortisation is included in the share of associates profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(f) Satellite consortium investment

Until fiscal 2002, our investment in Intelsat Ltd was structured as the INTELSAT satellite consortium. Our interest in this consortium was recorded as an investment, originally made in US dollars. INTELSAT's value was based on our share of the net assets at balance date, converted to Australian currency at the exchange rate applicable at that date. Any gain or loss was taken to the statement of financial performance.

During fiscal 2002, the INTELSAT satellite consortium was incorporated, and the carrying value of the investment at the time was deemed to be the cost going forward. This investment is now classified as an other investment and recorded at cost less any amount provided for the permanent reduction in value (refer 1.10(g)).

The main activity of Intelsat Ltd (and the former INTELSAT satellite consortium) is the provision of satellite capacity to equity members and external customers.

(g) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

For our disclosure, net fair values of investments are calculated on the following bases:

- for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and
- for investments in unlisted securities not traded in an organised financial market, we record these at cost. Where the investment cost is greater than its recoverable amount the investment value is reduced to recoverable amount. Fair value is determined by reference to the net assets of the unlisted security.

1.11 Recoverable amount of non current assets

Non current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying value exceeds this recoverable amount, assets are written down.

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where the carrying amount of a non current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. Any decrement in the carrying value is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.

The expected net cash inflows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.12 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.12(c). The cost of our constructed property, plant and equipment includes:

- the cost of material and direct labour;
- an appropriate proportion of direct and indirect overheads; and
- borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2002 was 7.2% (2001: 7.9%; 2000: 8.4%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, to accord with the note disclosure requirements in AASB 1040 "Statement of Financial Position". From 1 July 2000, we applied AASB 1041 "Revaluation of Non-Current Assets" which has seen us discontinue our policy of revaluing our property, plant and equipment upwards. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.12 Property, plant and equipment (note 12) (continued)

(b) Revaluation (continued)

As part of the application of AASB 1041, we have also elected to:

- apply the cost basis of recording property, plant and equipment in our financial statements; and
- deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is charged to the statement of financial performance.

The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.

The effect of capital gains tax has not been taken into account in calculating the revalued amounts of property, plant and equipment.

(c) Depreciation and amortisation

Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated or amortised on a straight line basis over their estimated service lives to us. We start depreciating or amortising assets when they are installed and ready for use.

The service lives of our significant items of property, plant and equipment are listed as follows:

	Telstra Group	
	As at 30 June	
	2002	2001
Property, plant and equipment	**Service life (years)**	Service life (years)
Buildings - general purpose	**55**	55
- fitout.	**10 - 20**	10 - 21
Communication assets		
Buildings - network	**55**	55
- fitout.	**10 - 20**	15 - 25
Customer premises equipment	**3 - 8**	3 - 8
Transmission equipment.	**5 - 16**	7 - 16
Switching equipment.	**3 - 10**	3 - 10
Cables	**8 - 25**	9 - 25
Ducts and pipes - main cables	**40**	40
- distribution	**30**	30
Other communications plant	**4 - 18**	4 - 18
Other assets		
Leasehold plant and equipment . . .	**7 - 15**	9
Other plant, equipment and motor vehicles	**3 - 15**	3 - 12

We apply a unit method of accounting to assets where it is practical and feasible and in line with commercial practice.

A group method of accounting is adopted for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.

The service lives and residual values (where applicable) of all assets are reviewed each year.

Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

1.13 Leased plant and equipment (note 12)

We account for leases in accordance with Accounting Standard AASB 1008 "Leases". We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.13 Leased plant and equipment (note 12) (continued)

Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments are disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.

Where we lease properties, costs of improvements to these properties are capitalised and are disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.

1.14 Intangible assets (note 13)

Intangible assets are assets that have value but do not have physical characteristics.

(a) Goodwill

When we pay an amount greater than the fair value of the identifiable net assets of an entity, this excess is recorded as goodwill. We calculate the amount of goodwill at the date of purchasing our ownership interest in the entity.

For the purchase of a controlled entity, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed annually and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2002 was 19 years (2001: 19 years).

We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates on the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cashflows.

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as intangible assets. The amortisation of this goodwill is shown as part of the share of net profit/(loss) of associates and joint venture entities line in the statement of financial performance. Refer to note 1.10 for information regarding goodwill for associates and joint venture entities.

(b) Identifiable intangible assets

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs spent on such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit, which averages 13 years for fiscal 2002 (2001: 12 years). The recoverable amounts of identifiable intangible assets are reviewed annually and the carrying amount is adjusted down where considered necessary.

1.15 Other assets (note 14)

(a) Research and development costs

Research and development costs are recorded as an expense as incurred unless future economic benefits are attainable from the expenditure, in which case they are capitalised.

(b) Deferred mobile handset subsidies

Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of any associated subsidy is deferred and written off over the term of the contract. The provision of any subsidy is considered a cost of entering into the contract with the customer, and the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Significant items of expenditure:

- are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and
- cannot be deferred if they only relate to revenue which has already been recorded.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.15 Other assets (note 14) (continued)

(c) Deferred expenditure (continued)

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 5 years for fiscal 2002 (2001: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

- external direct costs of materials and services consumed;
- payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and
- borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us, generally 5 years (2001: 5 years). Amortisation starts once the software is ready for use.

1.16 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

1.17 Interest-bearing liabilities (note 16)

Bills of exchange and commercial paper are recorded as borrowings when issued at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.

Bank loans are carried at cost.

Telstra bonds are carried at cost or adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.

Other loans are carried at cost or adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.

Other loans include Australian dollar loans and foreign currency loans. They also include the net (receivable)/payable on currency swaps entered into to hedge these borrowings. A description of the objectives and significant terms and conditions relating to cross currency swaps used to hedge the foreign currency loans is detailed in note 29.

1.18 Provisions (note 17)

Provisions are recognised when the group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events and a reliable estimate can be made of the amount of the obligation.

(a) Employee entitlements

We accrue liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements at actual amounts to be paid. These are calculated on the basis of current wage and salary rates and include related on costs.

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in other employee entitlements.

We accrue liabilities for other employee entitlements not expected to be paid or settled within twelve months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of ten years. For fiscal 2002, this rate was 4.0% (2001: 4.0%). We calculate present values using appropriate rates based on government guaranteed securities with similar due dates to our liabilities. The weighted average discount rate (before tax) used for fiscal 2002 was 6.0% (2001: 6.0%).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.18 Provisions (note 17) (continued)

(b) Workers' compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates (refer note 1.18(a)). The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers' compensation liabilities.

1.19 Revenue (note 2)

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes. Refer to note 1.2 for details of changes in our revenue recognition policies in fiscal 2001.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

- access to retail and wholesale fixed and mobile networks;
- telephone calls; and
- other services and facilities provided such as internet and data.

We record revenue earned from:

- providing access to the network over the period of access provided;
- telephone calls on completion of the call; and
- other services generally at completion, or over the period of service provided.

Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

(b) Sale of goods

Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.

(c) Rent of network facilities

We earn rent mainly from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue is recorded on an accrual basis over the rental period.

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.9 for further information).

(e) Directory services

All of our Yellow Pages® directory advertising revenue is recognised on publication of the directories. We consider our directories published when they have been delivered to greater than 60% of the market. Revenue from online directories and voice services is deferred over the life of service agreements, which is on average one year.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

- controlled entities;
- joint venture entities and associated entities (when received by the Telstra Entity); and
- listed investments and other investments.

We record distributions from trusts when the distribution is receivable.

For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account and not as dividend revenue of the Telstra Group.

(g) Revenue from the sale of non current assets

Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.

(h) Interest revenue

We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.19 Revenue (note 2) (continued)

Other revenue (continued)

(i) Share of net profits/(losses) of associates and joint venture entities

We record our share of the net profits/(losses) of associates and joint venture entities by taking up the profit/(loss) after tax multiplied by our ownership interest after adjusting for:

- amortisation of goodwill;
- deferral and subsequent reversal of unrealised profits after tax arising from transactions and the sale of assets from us to our associates; and
- deferral and subsequent reversal of unrealised profits after tax arising from trading and the sale of assets from our associates to us.

Where:

- we trade with our associates or joint venture entities or they trade with us; and
- either party records the amount traded as an asset in the statement of financial position; then
- the net profit amount that is recorded in the statement of financial performance is removed to the extent of our ownership percentage in the associate or joint venture entity.

Revenue received in advance

Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.

Accrued revenue

Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described above.

1.20 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

- items of revenue or expense that are included in taxable income but will never be included in accounting profit; or
- items of revenue and expense that are included in accounting profit but will never be included in taxable income.

To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.

We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.

To accord with Urgent Issues Group Abstract 31 - Accounting for Goods and Services Tax (GST), which requires cash flows on a gross basis, we have completed our cash flow statement in the following manner:

- we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and
- we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.21 Earnings per share (note 6)

Basic earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.

1.22 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members' vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.23 Employee share plans (note 19)

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP 97) and Telstra Employee Share Ownership Plan Trust II (TESOP 99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.

Telstra incurs expenses on behalf of both the TESOP 97 and the TESOP 99. These expenses are in relation to administration costs of the trusts and are recorded in the statement of financial performance as incurred.

Telstra is precluded from issuing options that gives rise to the issue of new shares by the Telstra Act. The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, directshares and ownshares. Options and restricted shares are subject to performance hurdles.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

An option, restricted share or performance right represents a right to acquire a share in Telstra. Telstra provides loans to the trustee to enable it to purchase shares on market to underpin options issued. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the executive, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust.

Restricted shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant's remuneration.

We have also provided funding to the trustee to enable it to meet its other obligations under the trust deed.

1.24 Derivative financial instruments (note 29)

Gains and losses on derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.

The foreign exchange gains and losses on the principal value of the cross currency swaps are recorded in the statement of financial performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.24 Derivative financial instruments (note 29) (continued)

We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.

Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.

Gains and losses on futures contracts are deferred and amortised over the life of the underlying hedged asset or liability.

Forward foreign exchange contracts are accounted for as outlined in note 1.5(a). Gains and losses on forward foreign exchange contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.

Net fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable). Net fair values of interest rate futures are determined at a price equal to the mid point between the last bid and the last offer price quoted on the Sydney Futures Exchange at 30 June.

1.25 Insurance

We specifically carry the following types of insurance:

- property;
- travel/personal accident;
- third party liability;
- directors' and officers' liability;
- company reimbursement; and
- other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers' compensation. Further details are provided in note 1.18(b).

1.26 Further clarification of terminology used in our statement of financial performance

Under the requirements of the revised AASB 1018: "Statement of Financial Performance" we must classify all of our expenses (apart from any borrowing costs and shares of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our direct cost of sales includes the cost of the purchase of goods held for sale and the purchase cost of mobile handsets from third party suppliers. This cost does not include any indirect costs and therefore is not identical to the functional expense category of "cost of sales".

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. It is used as a measure of financial performance by excluding certain variables that affect our net profit but may not directly relate to all financial aspects of the operations of the company. EBITDA is not a measure of operating income, performance or liquidity under AGAAP or USGAAP and may be calculated differently by other companies.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 3. For comparative purposes, amounts classified as unusual in fiscal 2001 have been restated as specific in accordance with the format of the current year financial statements.

1.27 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.28 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year. The presentation of our statement of financial performance has changed due to the first time application of the revised AASB 1018: "Statement of Financial Performance".

The Australian Accounting Standards Board amended AASB 1018 with certain changes proposed in Exposure Draft 105 "Amendments to AASB 1018/AAS1". The amended AASB 1018 is applicable to years ending on or after 30 June 2002 and was adopted in the preparation of this financial report.

The main amendments to AASB 1018 were to:

- improve and clarify the requirements relating to the face of the statement of financial performance; and
- clarify the required disclosures of expenses.

The revised standard clarified our ability to include the subtotals of earnings before interest and income tax expense (EBIT) and earnings before interest, income tax expense, depreciation and amortisation (EBITDA) in our statement of financial performance and also resulted in changes to the presentation of certain revenue and expense items from the previous year (refer note 1.26).

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
2. Revenue						
Our revenue from ordinary operating activities (including specific items) is made up of revenue from the following activities:						
Sales revenue (i)						
Delivery of services (1.19(a))	3(c)	**14,239**	13,721	14,084	**12,780**	13,064
Sale of goods (1.19(b))		**441**	417	371	**262**	245
Rent of network facilities (1.19(c))		**4,111**	3,420	2,804	**4,126**	3,438
Construction contracts (1.19(d))	3(c)	**278**	212	997	**274**	213
Directory services (1.19(e))		**1,127**	909	1,087	**775**	741
		20,196	18,679	19,343	**18,217**	17,701
Other revenue (excluding interest revenue)						
Dividend revenue (1.19(f))						
- controlled entities	27	**-**	-	-	**-**	23
- other entities		**1**	16	12	**1**	16
		1	16	12	**1**	39
Revenue from the sale of non current assets (1.19(g))						
- property, plant and equipment		**246**	288	243	**241**	287
- investments in controlled entities	3(c)	**-**	120	248	**-**	4
- investments in joint venture entities		**-**	5	-	**-**	-
- investments in associated entities		**-**	-	25	**-**	-
- investments in listed securities and other corporations	3(c)	**22**	603	177	**5**	-
- patents, trademarks and licences		**1**	14	-	**-**	14
- businesses	3(c)	**33**	2,273	149	**29**	2,682
		302	3,303	842	**275**	2,987
Other sources of revenue						
Rent from property and motor vehicles (1.19(c))		**44**	39	61	**44**	39
Writeback of Telstra Superannuation Scheme additional contribution liability	3(c)	**-**	725	-	**-**	725
Other revenue		**259**	221	247	**167**	153
		303	985	308	**211**	917
		606	4,304	1,162	**487**	3,943
Revenue from ordinary activities (excluding interest revenue)		**20,802**	22,983	20,505	**18,704**	21,644
Interest revenue (1.19(h))						
- controlled entities	27	**-**	-	-	**67**	97
- joint ventures and associated entities	27	**2**	2	2	**2**	2
- other entities		**124**	101	60	**114**	95
		126	103	62	**183**	194
Total revenue from ordinary activities		**20,928**	23,086	20,567	**18,887**	21,838

(i) During an update of our internal reporting systems, we have reviewed the classification of our revenue categories, resulting in some reallocation between categories. As a result of the reallocation in the current year, we have changed the comparative data presented to ensure consistency of presentation. This reallocation has not effected total revenue recorded.

Notes to the Financial Statements (continued)

	Note	Telstra Group Year ended 30 June 2002 $m	2001 $m	2000 $m	Telstra Entity Year ended 30 June 2002 $m	2001 $m
3. Profit from ordinary activities						
(a) Our profit before income tax expense (including specific items) has been calculated after charging/(crediting) the following items:						
Labour						
Included in our labour expenses are the following:						
Ownership based remuneration schemes		**9**	5	3	**9**	5
Employee redundancy		**289**	44	38	**130**	40
Movement in provisions - increase/(decrease):						
- workers' compensation		**(16)**	(21)	(8)	**(16)**	(21)
- other employee entitlements		**(5)**	(15)	24	**(5)**	(15)
Direct cost of sales						
Included in our direct cost of sales and relating to sale of goods is:						
Cost of goods sold		**620**	555	475	**304**	325
Other expenses						
Net book value of assets we have sold:						
- property, plant and equipment		**250**	281	217	**246**	277
- investments in controlled entities . . . . .3(c)		**(3)**	116	151	**-**	21
- investments in joint venture entities		**-**	3	-	**-**	-
- investments in listed securities and other corporations . . . . .3(c)		**27**	337	44	**4**	-
- patents, trademarks and licences		**-**	6	-	**-**	3
- businesses . . . . .3(c)		**33**	1,421	91	**29**	552
		307	2,164	503	**279**	853
Rental expense on operating leases		**597**	496	403	**440**	403
Bad debts written off - trade debtors		**185**	159	191	**186**	142
Movement in provisions - increase/(decrease):						
- doubtful debts - trade debtors		**28**	(9)	-	**-**	(11)
- reduction in value of inventories (finished goods)		**1**	(21)	(6)	**2**	(21)
- reduction in value of investments . . . . .3(c)		**26**	1,065	39	**445**	2,176
- reduction in value of convertible note issued by PCCW		**96**	-	-	**96**	-
- reduction in value of amounts owed by controlled entities.		**-**	-	-	**830**	-
- reduction in value of capitalised software		**-**	31	-	**-**	31
- other provisions		**-**	-	(19)	**-**	-
Net foreign currency conversion losses/(gains) (1.5)		**17**	(25)	(8)	**6**	(18)
Auditors' fees . . . . .3(b)		**5**	4	4	**4**	3
Service contracts and other agreements		**1,354**	1,334	1,285	**1,373**	1,302
Marketing		**284**	308	333	**218**	257
General and administration.		**776**	827	856	**581**	689
Other operating expenses		**356**	378	440	**595**	735
		4,032	6,711	4,021	**5,055**	6,541

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2002	2001	2000	**2002**	2001
		$m	$m	$m	**$m**	$m

3. Profit from ordinary activities (continued)

(a) Our profit before income tax expense (including specific items) has been calculated after charging/(crediting) the following items: (continued)

Depreciation and amortisation

Depreciation of:

- general purpose buildings	12	**45**	41	43	**42**	41
- communication assets	12	**2,452**	2,205	2,081	**2,209**	2,079
- other plant, equipment and motor vehicles	12	**115**	156	233	**85**	140
		2,612	2,402	2,357	**2,336**	2,260

Amortisation of:

- equipment under finance lease	12	**2**	8	12	**-**	5
- leasehold improvements	12	**39**	15	15	**37**	14
- goodwill		**87**	43	20	**1**	-
- patents, trademarks and licences		**40**	55	42	**26**	43
- brandnames		**12**	5	-	**-**	-
- customer bases		**86**	34	-	**-**	-
- deferred expenditure		**1**	12	7	**1**	4
- software assets		**388**	297	193	**381**	292
		655	469	289	**446**	358
		3,267	2,871	2,646	**2,782**	2,618

Borrowing costs

- controlled entities	27	**-**	-	-	**58**	66
- other entities		**1,009**	875	754	**970**	857
- finance charges relating to finance leases		**2**	2	1	**-**	-
		1,011	877	755	**1,028**	923
- borrowing costs included in the cost of constructed assets		**(115)**	(108)	(125)	**(115)**	(108)
		896	769	630	**913**	815

Other disclosures

Research and development expenses (before crediting any grants) (1.15(a))		**28**	29	29	**27**	28

Net (profit)/loss we have made on the sale of:

- property, plant and equipment		**4**	(7)	(26)	**4**	(10)
- investments in controlled entities	3(c)	**(3)**	(4)	(97)	**-**	17
- investments in joint venture entities		**-**	(2)	-	**-**	-
- investments in associated entities		**-**	-	(25)	**-**	-
- investments in listed securities and other corporations	3(c)	**5**	(266)	(133)	**(1)**	-
- patents, trademarks and licences		**(1)**	(8)	-	**-**	(11)
- businesses	3(c)	**-**	(852)	(58)	**-**	(2,130)
		5	(1,139)	(339)	**3**	(2,134)

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(b) Auditors' fees

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	**2002**	2001
	$m	$m	$m	**$m**	$m
The Australian statutory auditor of the Telstra Entity has charged the following amounts for:					
Auditing and reviewing the financial reports (a)	**3.753**	3.257	3.208	**3.207**	3.347
Other services (a)	**-**	0.101	0.268	**-**	-
Auditors other than the Australian statutory auditor have charged the following amounts for:					
Auditing and reviewing the financial reports	**1.553**	1.041	0.915	**0.591**	-
Total auditors' fees	**5.306**	4.399	4.391	**3.798**	3.347
In addition to auditing and assurance activities, other services have been provided by EY in their own right as follows:					
Other services (a) (b)	**5.714**	4.820	12.936		

(a) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit and other services provided by the ANAO have been subcontracted to Ernst & Young (EY) from fiscal 2000.

We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non assurance work are capped at a maximum of 1.5 times the base audit and assurance fees. In addition to the establishment of this cap, there is a requirement for the Director of Finance to approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Director of Finance on the appropriateness of the services from an independence stand point. Monthly meetings are held with EY to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

(b) Of the fiscal 2000 amount, $1.724 million related to contracts awarded prior to the EY appointment as ANAO sub-contractor.

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Specific items

The following items form part of the ordinary operations of our business but are considered specific due to their nature and amount.

Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:

	Note	Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2002	2001	2000	**2002**	2001
		$m	$m	$m	**$m**	$m
Specific revenue items:						
Sales revenue						
- revenue recognition accounting policy change (i)		**-**	779	-	**-**	589
- revenue from JORN contract (v)		**-**	-	(734)	**-**	-
			779	(734)	**-**	589
Other revenue (excluding interest revenue)						
- sale of global wholesale business and controlled entities to Reach Ltd (ii)		**-**	(2,372)	-	**-**	(2,256)
- writeback of Telstra Superannuation Scheme additional contribution liability (iii)		**-**	(725)	-	**-**	(725)
- sale of our investment in Computershare Limited (iv)		**-**	(546)	-	**-**	-
		-	(3,643)	-	**-**	(2,981)
Total specific revenue items		**-**	(2,864)	(734)	**-**	(2,392)
Specific expense items:						
Labour						
- redundancy and restructuring provision (vi)		**-**	-	572	**-**	-
		-	-	572	**-**	-
Direct cost of sales						
- revenue recognition accounting policy change (i)		**-**	(560)	-	**-**	(560)
- expenses in performing obligations under JORN contract (v)		**-**	-	734	**-**	-
		-	(560)	734	**-**	(560)
Other expenses						
- book value of our global wholesale business and controlled entities sold to Reach Ltd (ii)		**-**	668	-	**-**	552
- deferral of unrealised profit arising on sale of businesses and controlled entities to Reach Ltd (ii)		**-**	852	-	**-**	-
- book value on sale of our investment in Computershare Limited (iv)		**-**	301	-	**-**	-
- writeoff of RWC acquisition costs (ii)		**-**	999	-	**-**	999
- provision raised for amounts owed by controlled entities	27	**-**	-	-	**855**	-
		-	2,820	-	**855**	1,551
Total specific expense items		**-**	2,260	1,306	**855**	991
Net specific items		**-**	(604)	572	**855**	(1,401)
Income tax expense/(benefit)		**-**	209	(206)	**-**	237
Net specific items after income tax expense		**-**	(395)	366	**855**	(1,164)

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Specific items (continued)

Refer to note 27 for information regarding the specific item in the Telstra Entity that was recognised during fiscal 2002. There were no other specific items recorded for the year ending 30 June 2002.

During fiscal 2001, we recognised the following transactions as specific:

(i) Revenue recognition

Refer to note 1.2 for specific item resulting from change in accounting policy.

(ii) Asian Ventures

As detailed in the accompanying notes to our statement of cash flows, on 7 February 2001 we completed our strategic alliance with PCCW. Under these arrangements, the following specific items have been recognised in the statement of financial performance:

Reach Ltd

	Year ended 30 June 2001 $m
Other revenue	
Sale of global wholesale business and controlled entities to Reach Ltd.	(2,372)
Other expenses	
Book value of businesses and controlled entities sold to Reach Ltd and associated costs	668
	(1,704)
Deferral of unrealised profit before tax	852
	(852)

The other revenue and other expense items represent the fair value of the total consideration received and book value respectively, relating to the divisions and controlled entities that we have sold to Reach Ltd. The book value also includes any costs associated with undertaking this transaction.

The deferral of unrealised profit arises to the extent that we retain an ownership interest in Reach Ltd. The amount deferred is brought to account in the statement of financial performance (through the share of net losses of associates and joint venture entities) on a straight line basis over a period of 20 years. The deferral of unrealised profit is combined with the net book value of businesses we have sold for the other expenses disclosure in note 3(a).

RWC

The $999 million write off of RWC acquisition costs has resulted from our acquisition of 60% of Joint Venture (Bermuda) No. 2 Limited. This item was recognised as at the date of acquisition and forms part of the reduction in value of investments in note 3(a).

Net effect of entering our Asian Ventures

The net once-off specific item recognised as a result of our Asian ventures is a $147 million loss before tax.

(iii) On 29 August 2000 the trustee of the Telstra Superannuation Scheme (Telstra Super or TSS) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to Telstra Super to 30 June 2011. As part of the terms of the release, we agreed to provide such future employer contributions to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

The removal of our obligation reduced the assets of Telstra Super and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 147% as at 30 June 2001.

The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of Telstra Super at a satisfactory level.

We anticipate that the surplus in Telstra Super will continue and no employer contributions will be required in fiscal 2003 assuming the continued sound performance of Telstra Super.

The net present value of our commitment to Telstra Super was shown as a liability on our statement of financial position as at 30 June 2000. This liability was written back to the statement of financial performance in the year ended 30 June 2001 and increased our result as follows:

	Year ended 30 June 2001 $m
Writeback of the Telstra Super additional contribution liability	(725)
Tax effect at 34%	247
	(478)

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Specific items (continued)

(iii) (continued)

Our interest expense associated with Telstra Super liability in the current period was $nil (2001:$nil; 2000: $89 million). Interest expense arose from the difference between the actual amount of payments we were required to make and the recorded amount of these discounted commitments. No interest expense has been incurred since the release of our obligations to Telstra Super.

(iv) During fiscal 2001, we sold our investment in Computershare Limited (Computershare) in two tranches. On 13 July 2000, our controlled entity, Telstra CB.com Limited, sold 53.3 million ordinary shares in Computershare at $7.25 per share, representing 10% of the issued capital. Revenue received from this sale was approximately $386 million.

On 26 June 2001, Telstra CB.com.Limited sold the remaining balance of 26.6 million shares at $6 per share resulting in revenue of $160 million.

The profit on the sale of this investment was $245 million before tax, as shown in the following table:

	Year ended 30 June 2001 $m
Revenue from sale of Computershare	(546)
Book value of investment in Computershare sold	301
	(245)
Tax effect at 34%.	83
	(162)

In fiscal 2000, we recorded the following abnormal items. Due to a change in Australian accounting standards applicable from fiscal 2001, abnormal items are no longer relevant. Any item previously classified in the prior year as an abnormal has been restated in accordance with the format of the current year financial statements.

(v) On 13 June 1991, we entered into a contract with the Commonwealth to design, construct, install and maintain the Jindalee Operational Radar Network (JORN). Over the period of the contract we recorded provisions for losses of $585 million (with $394 million disclosed as an abnormal item in the 1997 financial report).

On 14 February 1997, we entered into arrangements with Lockheed Martin Corporation and Tenix Defence Pty Ltd to manage the JORN project.

As Lockheed Martin and Tenix Defence Pty Ltd assumed full responsibility for the JORN project, we recorded both the revenue (progress billings) and the expenses (net of provision of $585 million) associated with this project. For comparative purposes they were recognised as a specific item in the statement of financial performance. There was no amount charged for income tax expense.

(vi) The redundancy and restructuring specific item of $572 million before tax in fiscal 2000 consisted of two components:

- $86 million relating to amounts paid to 1,374 staff made redundant from 1 March 2000 to 30 June 2000; and
- A provision of $486 million raised in the financial statements relating to 8,272 staff to be made redundant over the two years to 30 June 2002. The two year redundancy plan was approved prior to 30 June 2000 and the amount raised represented the estimated redundancy and associated costs to be paid as a result of the implementation of this plan.

The amount credited for income tax expense was $206 million with a net amount after income tax expense of $366 million.

Notes to the Financial Statements (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	**2002**	2001
	$m	$m	$m	**$m**	$m

4. Income tax expense

Notional income tax expense on profit agrees to actual income tax expense recorded as follows:

	2002	2001	2000	**2002**	2001
Profit before income tax expense	**5,446**	6,297	5,349	**4,558**	6,751
Australian statutory rate of taxation	**30%**	34%	36%	**30%**	34%
Notional income tax expense on profit calculated at 30% (2001: 34%, 2000: 36%)	**1,634**	2,141	1,926	**1,367**	2,295
Which is adjusted by the tax effect of:					
Effect of lower rates of tax on overseas income	**(13)**	(23)	(18)	**-**	-
Research and development concessions	**(6)**	(12)	(8)	**(4)**	(9)
Share of net losses of associates and joint venture entities	**9**	49	3	**-**	-
Profit on sale of property, plant and equipment	**(8)**	(355)	(14)	**(8)**	(790)
Non deductible depreciation and amortisation	**(4)**	16	11	**2**	-
Reduction in the value of investments and intercompany receivables . . .	**4**	362	14	**390**	740
Rebateable dividends (non taxed dividends)	**-**	-	(16)	**-**	(8)
Assessable foreign source income not included in accounting profit	**22**	29	-	**-**	-
Under/(over) provision of tax in prior years	**16**	6	(30)	**15**	(5)
Other adjustments	**142**	79	(20)	**71**	21
Income tax expense on profit	**1,796**	2,292	1,848	**1,833**	2,244
Effect of decrease in tax rates on deferred tax balances (i)	**-**	(56)	(172)	**-**	(64)
Income tax expense	**1,796**	2,236	1,676	**1,833**	2,180
Our income tax expense contains the following items:					
Current taxation provision	**1,608**	1,475	1,169	**1,466**	1,438
Movement in future income tax benefit	**(240)**	(3)	255	**-**	-
Movement in deferred income tax liability	**412**	758	282	**352**	747
Under/(over) provision of tax in prior years	**16**	6	(30)	**15**	(5)
	1,796	2,236	1,676	**1,833**	2,180
Future income tax benefits as at 30 June that we have not recorded in the statement of financial position for:					
Income tax losses (ii)	**116**	1	1	**-**	-
	116	1	1	**-**	-

(i) During fiscal 2000, the Commonwealth lowered the income tax rates applicable to companies from 36% to 30% in two stages. From 1 July 2000, the income tax rates were lowered from 36% to 34%. From 1 July 2001, the income tax rate has been lowered from 34% to 30%. As a result we have restated our deferred tax balance to the rates applicable when the timing differences are expected to reverse. This has had the effect of lowering our deferred tax balances by $nil (2001: $56 million; 2000: $172 million) for the group and $nil (2001: $64 million; 2000: $195 million) for the Telstra Entity.

Notes to the Financial Statements (continued)

4. Income tax expense (continued)

(ii) Our benefit for tax losses may be used in future years if the following criteria are met:

- our controlled entities have sufficient future assessable income to enable the tax losses to be offset against the assessable income or if the tax losses can be transferred to one of our other eligible controlled entities;
- our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and
- there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our future income tax benefit (recorded on the statement of financial position) contains the following tax losses carried forward:

	Telstra Group		
	As at 30 June		
	2002	2001	2000
	$m	$m	$m
Future income tax benefit balance	132	114	111
Amount of future income tax benefit related to tax losses carried forward	1	2	4

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
Income tax payable				
Current				
Income tax payable (iii)	632	657	572	622
Non current				
Income tax payable (iii)	-	91	-	91

(iii) Under the Pay-As-You-Go transitional rules, we opted to pay part of the final instalment of income tax for fiscal 2000 over 10 equal quarterly instalments to 21 April 2003. As a result, in the previous year we classified $91 million, representing 4 of these instalments as non current.

Notes to the Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

Our business structure changed during the fiscal year ended 30 June 2002. We have restated our comparative information as if the new business segments and segment accounting policies existed in prior years. The Telstra Group is organised along the following segments:

- **Telstra Retail's** primary activities are sales and billing. This covers residential, business and government customers who receive our services, other than wholesale services (which are provided by Telstra Wholesale), mobile services (which are provided by Telstra Mobile), and those customers included in Telstra CountryWide. This business unit:
  - manages our information, connection and payphone services as well as our print and online directories business;
  - sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks; and
  - manages our interests in our North American, Japanese and European retail operations.
- **Telstra CountryWide** is responsible for:
  - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
  - the specific needs of customers which are not as readily accessible as customers in metropolitan areas.
- **Telstra Mobile** is responsible for:
  - our mobile and wireless networks and associated systems within Australia; and
  - all mobile retail sales and after sales support, customer service, product development and pricing.
- **Telstra International** manages our interests in:
  - the Asia-Pacific region, including our operations in Hong Kong, Vietnam, India, China, New Zealand, and Sri Lanka.
- **Infrastructure Services** responsibilities include:
  - planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support;
  - customer service installation and repairs; and

- competing for some of our annual network expenditure against other suppliers, and also performing construction activities for others, including other telecommunications companies.
- **Telstra Wholesale** is responsible for:
  - the provision of domestic wholesale products and services to other carriers and carriage service providers.
- **Corporate Centre** is responsible for:
  - finance & administration, legal & regulatory, human resources, and corporate relations; and
  - financial management of the majority of Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Infrastructure Services maintains control over annual capital expenditure on these assets.

Telstra CountryWide and Telstra Retail have been combined as a single reportable business segment for reconciliation and disclosure purposes as they are considered substantially similar. Corporate Centre is not a reportable segment and has been aggregated in the "Other" segment.

Inter-segment transfers

Segment revenues, segment expenses and segment results include demand driven transfers between business segments. Generally most internal charges between business segments are made on a direct cost recovery basis. As the basis for transfers change from year to year depending on the business structure, we restate our comparatives to reflect the current basis. Certain regulatory, compliance and strategic functions are not charged to the reportable segments. We account for all international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense to other business segments related to the use of assets owned at the Corporate level.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the "Other" segment) and not allocated across segments.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail (a) $m	Telstra Mobile $m	Telstra International $m	Infrastructure Services $m	Telstra Wholesale $m	Other (b) $m	Eliminations (c) $m	Total all segments $m
Year ended 30 June 2002								
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	-	34	29	11	305	-	606
Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	-
Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746
Segment result	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of joint ventures' net losses/ (profits)	43	-	36	-	-	-	-	79
Less share of associates' net losses/ (profits)	(1)	-	3	-	-	-	-	2
Less net book value of investments sold	40	-	9	-	-	8	-	57
Add sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Earnings before interest and income tax expense (EBIT)	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	85	-	421	-	-	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	-	-	1,360	(1,018)	448
Non current assets acquired (excluding those acquired on investment)	335	110	352	2,740	50	75	-	3,662
As at 30 June 2002								
Segment assets (d)	4,291	1,098	6,095	1,436	414	25,736	(1,473)	37,597
Segment assets include the following:								
Investment in joint venture entities . .	51	-	1,059	-	-	-	-	1,110
Investment in associated entities . . .	26	-	61	-	-	-	-	87
Segment liabilities	2,763	234	1,671	1,530	252	19,691	(2,650)	23,491

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra CountryWide.

(b) Included in the other segment result is a specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(c) Included in segment result is an elimination for the specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the Asset Accounting Group.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail (a) (b) $m	Telstra Mobile (c) $m	Telstra International (d) $m	Infrastructure Services $m	Telstra Wholesale $m	Other (e) $m	Eliminations $m	Total all segments $m
Year ended 30 June 2001								
Sales revenue from external customers	11,620	3,144	1,208	282	2,410	67	(52)	18,679
Other revenue from external customers	616	13	2,495	51	22	1,108	(1)	4,304
Total revenue from external customers (excluding interest revenue)	12,236	3,157	3,703	333	2,432	1,175	(53)	22,983
Less sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Segment revenue from external customers	11,685	3,157	1,237	333	2,432	1,175	(53)	19,966
Add inter-segment revenue	328	38	281	2,124	801	1,020	(4,592)	-
Total segment revenue	12,013	3,195	1,518	2,457	3,233	2,195	(4,645)	19,966
Segment result	6,582	1,329	(773)	(1,205)	2,119	(2,765)	719	6,006
Less share of joint ventures' net losses	36	-	92	-	-	-	-	128
Less share of associates' net losses. . .	53	-	2	-	-	-	-	55
Less net book value of investments sold	297	-	1,574	4	-	-	2	1,877
Add sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Earnings before interest and income tax expense (EBIT)	6,747	1,329	25	(1,209)	2,119	(2,765)	717	6,963
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	84	-	188	19	-	2,584	(4)	2,871
Non cash expenses excluding depreciation and amortisation	(138)	(99)	2,559	144	-	873	(718)	2,621
Non current assets acquired (excluding those acquired on investment)	311	150	3,214	58	3,732	139	-	7,604
As at 30 June 2001								
Segment assets	4,290	1,160	4,437	1,499	479	29,565	(3,957)	37,473
Segment assets include the following:								
Investment in joint venture entities . .	52	-	1,140	-	-	-	-	1,192
Investment in associated entities . . .	53	-	14	-	-	-	-	67
Segment liabilities	2,829	227	567	1,644	247	23,304	(5,067)	23,751

(a) Specific revenue of $546 million from the sale of Computershare Limited (refer note 3) is included in Telstra Retail revenue. This increased profit by $245 million.

(b) Telstra Retail segment revenue was reduced by $745 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $205 million.

(c) Telstra Mobile segment revenue was reduced by $34 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $14 million.

(d) Telstra International total revenue includes a specific item of $2,372 million from the sale of our global wholesale business to Reach Ltd. Profit includes specific expenses relating to the book value of our global wholesale business and controlled entities sold of $1,520 million and the RWC write off of acquisition costs of $999 million (refer note 3).

(e) Specific revenue of $725 million from the writeback of the Telstra Superannuation Scheme (Telstra Super or TSS) additional contribution liability (refer note 3) is included in other segment revenue. This increased the other segment result by $725 million.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail	Telstra Mobile	Telstra International	Infrastructure Services	Telstra Wholesale	Other (a) (b)	Eliminations	Total all segments
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2000								
Sales revenue from external customers	12,522	3,003	1,113	158	1,779	800	(32)	19,343
Other revenue from external customers	265	10	526	44	-	454	(137)	1,162
Total revenue from external customers (excluding interest revenue)	12,787	3,013	1,639	202	1,779	1,254	(169)	20,505
Less sale of investment/dividend revenue	73	-	519	7	-	151	(139)	611
Segment revenue from external customers.	12,714	3,013	1,120	195	1,779	1,103	(30)	19,894
Add inter-segment revenue	342	32	287	2,385	843	509	(4,398)	-
Total segment revenue	13,056	3,045	1,407	2,580	2,622	1,612	(4,428)	19,894
Segment result	7,258	1,209	329	(1,242)	1,694	(3,704)	106	5,650
Less share of joint ventures' net losses	39	-	12	-	-	-	-	51
Less share of associates' net losses. . .	-	-	3	-	-	-	4	7
Less net book value of investments sold	20	-	259	6	-	138	(137)	286
Add sale of investment/dividend revenue	73	-	519	7	-	151	(139)	611
Earnings before interest and income tax expense (EBIT).	7,272	1,209	574	(1,241)	1,694	(3,691)	100	5,917
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	75	-	88	7	-	2,476	-	2,646
Non cash expenses excluding depreciation and amortisation	47	(174)	282	28	-	436	(255)	364
Non current assets acquired (excluding those acquired on investment)	236	170	154	4,229	65	449	-	5,303
As at 30 June 2000								
Segment assets	3,833	606	877	1,236	379	24,540	(1,132)	30,339
Segment assets include the following:								
Investment in joint venture entities . .	42	-	242	-	-	-	-	284
Investment in associated entities . . .	152	-	14	-	-	-	-	166
Segment liabilities	1,955	230	439	1,809	176	15,425	(1,297)	18,737

(a) Other segment revenue includes a $734 million specific item relating to the JORN contact (refer note 3). This specific item has a $nil impact on segment result in fiscal 2000 due to related expenses of $734 million in performing obligations under the JORN contract.

(b) Specific expense of $572 million related to redundancy and restructuring provision (refer note 3) decreased the other segment result in fiscal 2000.

Notes to the Financial Statements (continued)

5. Segment information (continued)

	Note	Telstra Group Year ended/As at 30 June 2002 $m	2001 $m	2000 $m
Total segment revenue		**20,746**	19,966	19,894
Add sale of investment/dividend revenue		**56**	3,017	611
Total revenue from external customers (excluding interest revenue)		**20,802**	22,983	20,505
Add interest revenue		**126**	103	62
Total revenue from ordinary activities		**20,928**	23,086	20,567
Earnings before interest and income tax expense (EBIT)		**6,216**	6,963	5,917
Add interest revenue		**126**	103	62
Less borrowing costs		**896**	769	630
Profit before income tax expense		**5,446**	6,297	5,349
Less income tax expense		**1,796**	2,236	1,676
Net profit		**3,650**	4,061	3,673
Information about our products and services				
Sales revenue from				
Basic access (i)		**2,734**	1,821	2,005
Local calls		**1,947**	2,143	2,646
National long distance		**1,168**	1,267	1,406
Fixed to mobile.		**1,419**	1,287	1,220
International telephone services.		**409**	786	972
Mobile goods and services (i)		**3,475**	3,121	2,993
Data and internet services.		**3,138**	3,180	2,841
Directory services (i).		**1,169**	943	1,122
Customer premise equipment.		**226**	280	336
Intercarrier services		**1,121**	1,133	828
Inbound calling products		**348**	434	433
Solutions management		**352**	306	235
Various controlled entities.		**2,001**	1,349	910
Other sales and service		**689**	629	1,396
	2	**20,196**	18,679	19,343

(i) Sales revenue for year ended 30 June 2001 includes a specifc debit accounting adjustment of $779 million for SAB101. This adjustment has been allocated across our sales revenue as follows: $540 million (basic access), $205 million (directory services), and $34 million (mobile goods and services) (refer note 3).

	Note	2002 $m	2001 $m	2000 $m
Information about our geographic operations				
Sales revenue from				
Customers in Australia		**18,699**	17,471	18,230
Customers in non Australian countries		**1,497**	1,208	1,113
	2	**20,196**	18,679	19,343
Carrying amount of segment assets				
Customers in Australia		**31,502**	33,036	29,462
Customers in non Australian countries		**6,095**	4,437	877
		37,597	37,473	30,339
Non current assets acquired (excluding those acquired on investment)				
Located in Australia.		**3,310**	4,390	5,149
Located in non Australian countries.		**352**	3,214	154
		3,662	7,604	5,303

Notes to the Financial Statements (continued)

6. Earnings per share

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	¢	¢	¢
Basic and diluted earnings per share (cents) (a)	**28.5**	31.5	28.6
	$m	$m	$m
The following reflects the earnings and share information used in determining our basic and diluted earnings per share (see note 1.21):			
Net profit	**3,650**	4,061	3,673
Adjustments:			
Outside equity interests in net profit/(loss)	**11**	(3)	4
Earnings used in the calculation of basic and diluted earnings per share	**3,661**	4,058	3,677
	Number (millions)		
Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (b)	**12,867**	12,867	12,867

(a) Change in accounting policy

The change in accounting policy for the introduction of SAB 101 during fiscal 2001 is described in note 1.2. This change had the effect of decreasing the earnings per share calculation by 1.1 cents to 31.5 cents in the prior year.

(b) The number of issued and paid up ordinary shares for the last 3 years has been 12,866,600,200.

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

7. Dividends

Ordinary shares

Interim dividend paid		1,415	1,029	1,029	1,415	1,029
Final ordinary dividend provided for	17	1,415	1,416	1,287	1,415	1,416
Total dividend provided for or paid		2,830	2,445	2,316	2,830	2,445

Dividends per share (cents)

		¢	¢	¢		
Interim dividend		11.0	8.0	8.0		
Final ordinary dividend		11.0	11.0	10.0		
Total dividend		22.0	19.0	18.0		

Our dividends provided for or paid are fully franked, in aggregate and per share, to the same amount in the relevant tables above, apart from:

	Telstra Group	
	¢ per share	$m
30 June 2000		
Interim dividend		
Franked	3.9	506
Unfranked	4.1	523
Total special dividend	8.0	1,029

We have paid dividends as listed in the table below:

	Telstra Group		
	Year ended 30 June		
	2002 $m	2001 $m	2000 $m
Dividends paid			
Interim dividend	1,415	1,029	1,029
Previous year final ordinary dividend paid in the current year	1,416	1,287	1,287
Previous year final special dividend paid in the current year	-	-	2,059
Total dividends	2,831	2,316	4,375

The final dividend for fiscal 2002 is due to be paid on 28 October 2002.

Our dividends have been franked as listed in the table below:

	Telstra Group		
	Year ended 30 June		
	2002 %	2001 %	2000 %
C class franking credit percentages			
Interim dividend (i)	100	100	49.17
Final ordinary dividend (i)	100	100	100

(i) The tax rate at which the fiscal 2002 final ordinary dividend will be franked is 30% (2001: 30%; 2000: 34%). The tax rate at which the interim dividend was franked was 30% (2001: 34%; 2000: 36%).

Notes to the Financial Statements (continued)

7. Dividends (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	**2002**	2001
	$m	$m	$m	**$m**	$m
The combined amount of exempting and franking credits available to us for the next fiscal year are:					
Combined exempting and franking account balance as at 30 June (i) . . .	**530**	645	74	**457**	466
Franking credits that will arise from the payment of income tax payable as at 30 June (ii).	**1,475**	1,620	1,439	**1,335**	1,664
Franking debits that will arise when we pay our final dividend provided for as at 30 June (iii)	**(606)**	(1,416)	(1,287)	**(606)**	(1,416)
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year.	**(15)**	(153)	(14)	**-**	-
	1,384	696	212	**1,186**	714

(i) With the introduction of the Business Tax Reform's Simplified Imputation Regime which became effective from 1 July 2002, the Telstra Entity's and Telstra Group's franking balances as at 30 June 2002 have been converted to reflect the credit balances on a tax paid basis rather than on an after tax distributable profits basis. The tax paid balances basically represent the imputation tax credits that are available for distribution.

As at 30 June 2002, the Telstra Entity had a combined exempting and franking account balance of $457 million. This balance represents the tax paid amount and equates to a fully franked distributable dividend of $1,067 million.

(ii) Franking credits that will arise from the payment of income tax in fiscal 2003 are expressed at the 30% tax rate on a tax paid basis. Franking credits for the fiscal 2002 and fiscal 2001 disclosures are also expressed at the 30% tax rate but on an after tax distributable profit basis.

(iii) The franking debits that will arise when we pay our final dividend have been expressed as the amount of imputation tax credits that will be attached to a fully franked distribution of $1,415 million.

As at 30 June 2002, the Telstra Entity had a surplus in its C class franking account of $457 million (2001: surplus of $466 million; 2000: deficit of $141 million) and a surplus of $0.1 million (2001: $0.2 million; 2000: $141 million) in its C class exempting credit account restated on a tax paid basis.

Additional franking credits will arise when the Telstra Entity and its Australian controlled entities pay tax instalments during fiscal 2003 relating to the fiscal 2000, 2002 and 2003 income tax years.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
8. Cash assets				
Cash at bank and on hand	**311**	201	**132**	102
Bank deposits, bills of exchange and commercial paper (a)	**759**	876	**357**	693
	1,070	1,077	**489**	795

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper is approximately equal to net fair value due to their short term to maturity.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
9. Receivables					
Current					
Trade debtors (a)		**2,663**	2,799	**1,864**	1,893
Provision for doubtful debts		**(221)**	(192)	**(162)**	(137)
		2,442	2,607	**1,702**	1,756
Amounts owed by controlled entities (other than trade debtors)	27	**-**	-	**3,148**	6,665
Provision for amounts owed by controlled entities (other than trade debtors)	27	**-**	-	**(855)**	-
		-	-	**2,293**	6,665
Accrued revenue		**1,153**	1,055	**1,088**	1,002
Bank deposits, bills of exchange and commercial paper (b)		**388**	409	**388**	409
Share loans to employees (c)	19,27	**25**	37	**25**	37
Loans to joint venture entities and associated entities	27	**16**	34	**16**	34
Other receivables		**39**	165	**10**	8
		4,063	4,307	**5,522**	9,911
Non current					
Amounts owed by controlled entities (other than trade debtors)	27	**-**	-	**202**	227
Provision for amounts owed by controlled entities (other than trade debtors)	27	**-**	-	**(86)**	(111)
		-	-	**116**	116
Bank deposits and bills of exchange (b)		**-**	8	**-**	6
Share loans to employees (c)	19,27	**205**	233	**205**	233
Loans to joint venture entities and associated entities	27	**46**	-	**46**	-
Converting note (2001: convertible note) issued by PCCW (d)		**337**	1,496	**337**	1,496
Other receivables (e)		**132**	66	**132**	41
		720	1,803	**836**	1,892
Australian dollar equivalents					
Australian dollar equivalents of amounts receivable in foreign currencies not effectively hedged:					
- Euro		**4**	-	**4**	-
- British pounds sterling		**2**	5	**2**	5
- Japanese yen		**3**	7	**3**	7
- United States dollars		**15**	26	**15**	26
- French francs		**-**	4	**-**	4
- German deutschemarks		**-**	6	**-**	6
		24	48	**24**	48

(a) Our policy requires trade debtors to pay us within 14 days. We have no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risk associated with trade debtors has been provided for in the financial statements. The carrying amount of trade debtors is approximately equal to net fair value.

(b) Bank deposits, bills of exchange and commercial paper as at 30 June 2002 include $6 million current (2001: $5 million) and $nil non current (2001: $6 million) Japanese yen deposits. These relate to our Japanese finance lease liabilities and are held to satisfy our requirements under the leases which are payable in July 2002. The carrying amount of bank deposits, bills of exchange and commercial paper are approximately equal to net fair value.

Notes to the Financial Statements (continued)

9. Receivables (continued)

(c) Share loans to employees represent amounts receivable from employees under all employee share plans. Refer to note 19 for details regarding the share plans. The carrying amount of share loans to employees is approximately equal to net fair value. The loan balance is considered fully recoverable over the period of the employee share schemes.

(d) On 7 February 2001, Pacific Century CyberWorks (PCCW) issued a convertible note to us for US$750 million (A$1,366 million). The term of the convertible note was 6 years with an interest coupon compounding quarterly of 5% for the first four years and 7% for the remaining two years. On 28 June 2002, this convertible note was redeemed in full by PCCW. Under an agreement, the fair value of the redemption was applied to acquire PCCW's 40% interest in Regional Wireless Company (RWC) and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over all of PCCW's 50% shareholding in Reach Ltd.

(e) Included in our other non current receivables is an amount of $115 million (2001: $41 million) from Telstra Growthshare (the senior executive equity participation scheme). Refer to note 19 for further information on Telstra Growthshare. The carrying value of our other receivables are approximately equal to net fair value.

	Telstra Group As at 30 June		Telstra Entity As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
10. Inventories				
Current				
Raw materials and stores recorded at cost	**7**	49	**7**	18
Construction contracts (a) (1.9).	**35**	62	**-**	-
Finished goods recorded at cost	**161**	156	**135**	129
Finished goods recorded at net realisable value	**27**	83	**22**	58
Total finished goods	**188**	239	**157**	187
Provision for stock obsolescence	**(26)**	(30)	**(4)**	(5)
	204	320	**160**	200
Non current				
Finished goods recorded at cost	**18**	3	**5**	3
Finished goods recorded at net realisable value	**14**	21	**14**	21
	32	24	**19**	24
Provision for stock obsolescence	**(12)**	(16)	**(12)**	(16)
	20	8	**7**	8

(a) Construction contract disclosures are shown in the table below.

Gross amount of construction work in progress.	**125**	280	**-**	-
Profits recognised to date	**15**	4	**-**	-
	140	284	**-**	-
Progress billings and advances received	**(106)**	(222)	**-**	-
	34	62	**-**	-
Advances received (included in accounts payable).	**-**	7	**-**	7

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
11. Investments					
Investments - accounted for using the equity method (1.10)					
Carrying value of investments in joint venture entities (a) (b)	24	**1,110**	1,192	**3**	3
Investment in associated entities (a)		**101**	123	**57**	57
Provision for reduction in value		**(14)**	(56)	**(26)**	(27)
Carrying amount of investment in associated entities (a) (b) (c)	24	**87**	67	**31**	30
		1,197	1,259	**34**	33
Investments - other non current (1.10)					
Listed securities					
Investment in listed corporations (at cost)		**58**	86	**38**	38
Provision for reduction in value		**(17)**	(26)	**(14)**	(12)
Total listed securities excluding investment in associated entity (d)	11(i)	**41**	60	**24**	26
Unlisted securities and other investments					
Investment in controlled entities (at cost)	23	**-**	-	**9,553**	7,708
Provision for reduction in value	23	**-**	-	**(4,875)**	(4,442)
		-	-	**4,678**	3,266
Investment in other corporations (at cost) (e)		**79**	60	**73**	19
Provision for reduction in value		**(15)**	(37)	**(13)**	(16)
Total investment in other corporations (b) (e)	11(ii)	**64**	23	**60**	3
Satellite consortium investment (b) (e)					
INTELSAT		**-**	60	**-**	60
		105	143	**4,762**	3,355

(a) Our investments in joint venture entities and associated entities recorded in the Telstra Entity are at cost. The carrying value of our investments in the Telstra Entity are at cost less any provision for reduction in value.

(b) The net fair value of these investments is approximately equal to their carrying amounts.

(c) Our associated entity, Solution 6 Holdings Limited is a listed entity. Its equity accounted value at 30 June 2002 was $14 million (2001: $34 million) and is recorded as part of the total investment in associated entities. Its net fair value at 30 June 2002 was $18 million (market price excluding transaction disposal costs) (2001: $34 million).

(d) The net fair value of our listed securities excluding our listed associate, Solution 6 Holdings Limited, as at 30 June 2002 was $144 million (2001: $476 million) excluding transaction costs.

(e) INTELSAT was incorporated on 18 July 2001 and subsequently changed its name to Intelsat Ltd. Accordingly, our interest in this investment has been reclassified in the current year from a satellite consortium investment to an investment in other corporations (refer note 1.10(f)).

Notes to the Financial Statements (continued)

11. Investments (continued)

Listed securities and investments in other corporations are shown as follows:

Name of investment	Principal activities	Ownership interest		Telstra Group's recorded amount of investment (*)		Telstra Entity's recorded amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2002	2001	**2002**	2001	**2002**	2001
		%	%	**$m**	$m	**$m**	$m
(i) Listed securities							
SMS Management and Technology Limited (formerly Sausage Software Limited) (a)	Software development, internet development and eCommerce solutions	**-**	4.87	**-**	6	**-**	-
Infonet Services Corporation	International communications and computing services	**5.3**	5.3	**11**	11	**11**	11
Commander Communications Ltd	Voice and data transmission services	**16.62**	16.62	**16**	18	**13**	15
New Skies Satellites, N.V. . .	Provision of satellite capacity	**0.8**	1.39	**9**	21	**-**	-
Other listed investments . . .				**5**	4	**-**	-
				41	60	**24**	26
(ii) Investments in other corporations							
Intelsat Ltd (b)	Provision of satellite capacity	**1.71**	-	**60**	-	**60**	-
corProcure Pty Ltd (c)	Horizontal open market exchange services	**-**	16.74	**-**	6	**-**	-
CPI Card Group (d)	Manufacture and sale of financial magnetic stripe cards	**-**	10.0	**-**	9	**-**	-
Other investments.				**4**	8	**-**	3
				64	23	**60**	3

(*) Amounts shown net of provision for reduction in value.

(a) We now have a nil shareholding in SMS Management and Technology Limited following the sell down of options and shares in September 2001 and November 2001.

(b) INTELSAT was incorporated on 18 July 2001 and subsequently changed its name to Intelsat Ltd. Our interest in this investment has been reclassified in the current year from a satellite consortium investment to an investment in other corporations (refer note 1.10(f).

(c) During fiscal 2002, we sold our shareholding in corProcure Pty Ltd.

(d) Keycorp Limited (Keycorp) is no longer treated as a controlled entity but is considered to be an associated entity (refer note 23 and note 24). Accordingly, investments held by Keycorp in the CPI Card Group are no longer carried in our financial statements. These investments were fully written down in the current financial year.

Notes to the Financial Statements (continued)

12. Property, plant and equipment

Telstra Group	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2002								
Carrying amount at cost (1.12)								
Balance at 30 June 2001		160	1,339	34,149	906	1,817	65	38,436
- additions		-	46	2,792	-	128	-	2,966
- disposals		(33)	(32)	(738)	-	(276)	(24)	(1,103)
- acquisitions of businesses		1	17	671	-	82	6	777
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	(3)	(19)	-	(1)	-	(23)
- other		(47)	(589)	417	(48)	7	-	(260)
Balance at 30 June 2002		81	778	37,272	858	1,757	47	40,793
Accumulated depreciation/amortisation								
Balance at 30 June 2001		-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)
- disposals		-	15	670	-	155	24	864
- depreciation and amortisation expense	3	-	(84)	(2,373)	(79)	(115)	(2)	(2,653)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	-	3	-	-	-	3
- other		-	212	(203)	48	(6)	(4)	47
Balance at 30 June 2002		-	(265)	(15,786)	(195)	(1,106)	(20)	(17,372)
Net book value								
As at 30 June 2002		81	513	21,486	663	651	27	23,421

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Group	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2001								
Carrying amount at cost (1.12)								
Balance at 30 June 2000		185	1,241	32,313	954	2,316	62	37,071
- additions		1	92	2,956	-	277	3	3,329
- disposals		(26)	(31)	(1,786)	(6)	(840)	-	(2,689)
- acquisitions of businesses		-	30	398	-	62	-	490
- recoverable amount writedowns		-	-	-	-	(2)	-	(2)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	3	39	-	7	-	49
- other		-	4	229	(42)	(3)	-	188
Balance at 30 June 2001		160	1,339	34,149	906	1,817	65	38,436
Accumulated depreciation/amortisation								
Balance at 30 June 2000		-	(351)	(12,881)	(117)	(1,381)	(25)	(14,755)
- disposals		-	14	851	-	371	-	1,236
- acquisitions of businesses		-	(1)	5	-	(15)	-	(11)
- recoverable amount writedowns		-	-	-	-	1	-	1
- depreciation and amortisation expense	3	-	(56)	(2,116)	(89)	(156)	(8)	(2,425)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	-	(3)	-	(1)	-	(4)
- other		-	(14)	261	42	41	(5)	325
Balance at 30 June 2001		-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)
Net book value								
As at 30 June 2001		160	931	20,266	742	677	27	22,803

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Entity	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2002								
Carrying amount at cost (1.12)								
Balance at 30 June 2001		160	1,267	33,259	905	1,504	24	37,119
- additions		-	63	2,682	-	37	-	2,782
- disposals		(33)	(32)	(713)	-	(246)	(24)	(1,048)
- other		(47)	(588)	407	(47)	1	-	(274)
Balance at 30 June 2002		**80**	**710**	**35,635**	**858**	**1,296**	**-**	**38,579**
Accumulated depreciation/amortisation								
Balance at 30 June 2001		-	(396)	(13,694)	(164)	(974)	(24)	(15,252)
- disposals		-	15	650	-	142	24	831
- depreciation and amortisation expense	3	-	(79)	(2,130)	(79)	(85)	-	(2,373)
- other		-	213	(191)	48	(3)	-	67
Balance at 30 June 2002		**-**	**(247)**	**(15,365)**	**(195)**	**(920)**	**-**	**(16,727)**
Net book value								
As at 30 June 2002		**80**	**463**	**20,270**	**663**	**376**	**-**	**21,852**

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Entity	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2001								
Carrying amount at cost (1.12)								
Balance at 30 June 2000		185	1,224	31,598	954	2,056	24	36,041
- additions		1	70	2,916	-	209	-	3,196
- disposals		(26)	(30)	(1,472)	(6)	(759)	-	(2,293)
- recoverable amount writedowns		-	-	-	-	1	-	1
- other		-	3	217	(43)	(3)	-	174
Balance at 30 June 2001		160	1,267	33,259	905	1,504	24	37,119
Accumulated depreciation/amortisation								
Balance at 30 June 2000		-	(341)	(12,512)	(117)	(1,221)	(19)	(14,210)
- disposals		-	15	839	-	348	-	1,202
- depreciation and amortisation expense	3	-	(55)	(1,990)	(89)	(140)	(5)	(2,279)
- other		-	(15)	(31)	42	39	-	35
Balance at 30 June 2001		-	(396)	(13,694)	(164)	(974)	(24)	(15,252)
Net book value								
As at 30 June 2001		160	871	19,565	741	530	-	21,867

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Communication assets

Communication assets include certain network land and buildings which are essential to the operation of communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2002 is as follows:

- $2,906 million for the Telstra Group (fiscal 2001: $3,321 million); and
- $2,866 million for the Telstra Entity (fiscal 2001: $3,313 million).

These current values are not at independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment category	Valuation basis
General purpose land and buildings	Market value
Communication assets and other plant and equipment	
Network land	Market value
Network buildings	Depreciated replacement cost

These valuations do not include land and buildings held for resale as included in note 14.

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Assets pledged as security

Included in our balances of property, plant and equipment are assets which have been pledged as collateral for a bank loan entered into by our controlled entity, TelstraClear Limited. The property, plant and equipment and other assets subject to this pledge are detailed in the table below:

	Telstra Group	Telstra Entity
	As at 30 June 2002 $m	As at 30 June 2002 $m
Property, plant and equipment	818	-
Other assets	415	-
	1,233	-

Notes to the Financial Statements (continued)

	Telstra Group As at 30 June		Telstra Entity As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m

13. Intangible assets

Goodwill (1.14(a))	**2,219**	1,623	**6**	-
Accumulated amortisation	**(156)**	(75)	**(1)**	-
	2,063	1,548	**5**	-
Patents, trademarks and licences (1.14(b))	**697**	970	**340**	554
Accumulated amortisation	**(87)**	(198)	**(71)**	(181)
	610	772	**269**	373
Brandnames (1.14(b))	**247**	228	**-**	-
Accumulated amortisation	**(16)**	(5)	**-**	-
	231	223	**-**	-
Customer bases (1.14(b))	**629**	504	**-**	-
Accumulated amortisation	**(112)**	(35)	**-**	-
	517	469	**-**	-
	3,421	3,012	**274**	373

As at 30 June 2002, the net goodwill balance was from investments made in the following controlled entities:

	Telstra Group As at 30 June	
	2002	2001
	$m	$m
Regional Wireless Company (i)	**1,884**	1,431
TelstraClear Limited (ii)	**79**	-
Pacific Access Pty Ltd (iii)	**41**	43
Telstra Enterprise Services Pty Ltd (iv) . .	**39**	45
InsNet Pty Ltd	**11**	14
Other (v)	**9**	15
Net goodwill	**2,063**	1,548

(i) On 28 June 2002, we acquired the remaining 40% shareholding of Regional Wireless Company that we did not hold, resulting in additional goodwill of $522 million. For further information, refer note 23.

(ii) On 12 December 2001, we acquired an additional 8.4% interest in TelstraClear Limited giving a 58.4% controlling interest in this company. For further information, refer note 23.

(iii) On 19 August 2002, Pacific Access Pty Ltd changed its name to Sensis Pty Ltd.

(iv) During fiscal 2002, Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Ltd. For further information, refer note 23.

(v) Included within the other category for fiscal 2001 was net goodwill relating to Keycorp Limited (Keycorp). We have deconsolidated Keycorp from 28 June 2002 and reclassified our investment from a controlled entity to an associated entity due to loss of control. For further information, refer note 23.

Notes to the Financial Statements (continued)

	Telstra Group As at 30 June		Telstra Entity As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
14. Other assets				
Current				
Net deferred mobile phone handset subsidies (1.15(b))	**184**	198	**184**	198
Deferred expenditure (1.15(c))	**233**	212	**197**	209
Prepayments	**187**	139	**132**	117
Land and buildings held for resale (i)	**434**	-	**434**	-
	1,038	549	**947**	524
Non current				
Deferred expenditure (1.15(c))	**397**	409	**396**	368
Accumulated amortisation	**(12)**	(11)	**(12)**	(10)
	385	398	**384**	358
Software assets developed for internal use (1.15(d)).	**2,627**	2,310	**2,469**	2,146
Accumulated amortisation	**(823)**	(685)	**(808)**	(675)
	1,804	1,625	**1,661**	1,471
Net deferred mobile phone handset subsidies (1.15(b))	**17**	55	**17**	56
	2,206	2,078	**2,062**	1,885

(i) We have reclassified $434 million of land and buildings from property, plant and equipment as these assets are considered to be held for sale as at 30 June 2002. Subsequent to balance date, we have entered an agreement to sell the land and buildings that are subject to the reclassification (refer to note 28 for further details).

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
15. Payables					
Current					
Trade creditors (a)		606	737	424	533
Accrued expenses		1,328	1,396	999	946
Accrued capital expenditure		194	210	277	285
Accrued interest		237	234	234	234
Other creditors (a)		426	295	172	147
Amounts owed to controlled entities (other than trade creditors)	27	-	-	125	3
		2,791	2,872	2,231	2,148
Non current					
Other creditors		129	120	68	3
Australian dollar equivalents					
Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:					
- Euro		54	37	54	37
- British pounds		10	10	10	10
- Japanese yen		7	-	7	-
- United States dollars		341	478	327	478
- Canadian dollars		21	-	21	-
		433	525	419	525

(a) We generally pay trade creditors and other creditors within 30 days of the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments. The carrying value of these balances is approximately equal to net fair value.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	2001 $m	Telstra Entity As at 30 June 2002 $m	2001 $m
16. Interest-bearing liabilities					
Current					
Short term debt					
Bank overdrafts (a)		-	10	-	-
Loan from joint venture entities and associated entities (b) . . .	27	4	-	4	-
Bills of exchange and commercial paper (c)		602	2,542	602	2,510
		606	2,552	606	2,510
Long term debt - current portion					
Bank loans (d)		539	3	20	-
Loans from controlled entities	27	-	-	1,704	4,879
Telstra bonds (e)		582	39	582	39
Other loans (f)		119	-	119	-
Finance leases (g)	20	20	10	7	5
		1,260	52	2,432	4,923
		1,866	2,604	3,038	7,433
Non current					
Long term debt					
Bank loans (d)		1,074	2,096	1,063	2,082
Telstra bonds (e)		2,605	2,193	2,605	2,193
Other loans (f)		8,160	7,067	8,160	7,060
Finance leases (g)	20	21	30	1	10
		11,860	11,386	11,829	11,345
Total debt payable					
Short term debt					
Bank overdrafts (a)		-	10	-	-
Loan from joint venture entities and associated entities (b) . . .	27	4	-	4	-
Bills of exchange and commercial paper (c)		602	2,542	602	2,510
		606	2,552	606	2,510
Long term debt (including current portion)					
Bank loans (d)		1,613	2,099	1,083	2,082
Loans from controlled entities	27	-	-	1,704	4,879
Telstra bonds (e)		3,187	2,232	3,187	2,232
Other loans (f)		8,279	7,067	8,279	7,060
Finance leases (g)	20	41	40	8	15
		13,120	11,438	14,261	16,268
		13,726	13,990	14,867	18,778

Our interest-bearing liabilities are unsecured, except for: Refer to notes (a) and (d) below.

- finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us;
- bank overdrafts which are $nil (2001: $10 million); and
- bank loans of $519 million (2001: $6 million) held by non-Australian controlled entities.

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

Our long term debt is repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	after 2007 $m	Total $m
Long term debt payable	1,260	679	2,203	2,109	376	6,542	13,169
Unamortised discount							(49)
							13,120

(a) Bank overdrafts

As at 30 June 2002, our bank overdrafts are $nil. As at 30 June 2001, our bank overdrafts of $10 million relating to our controlled entities were secured against certain fixed and floating assets of those controlled entities. Interest on bank overdrafts was charged at the relevant bank's benchmark rate current at that time. The effective interest rate relating to these overdrafts were 13.73%. The bank overdrafts were payable on demand and subject to review by the banks.

(b) Loan from joint venture entities and associated entities

As at 30 June 2002, we owed a joint venture entity $4 million (2001: $nil) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2001: nil%).

(c) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $602 million (2001: $2,542 million) to financial institutions with an original maturity of less than 180 days.

Included in bills of exchange are $nil (2001: $32 million) issued by a controlled entity. These bills were secured by registered equitable mortgages over the controlled entity's assets, including uncalled capital.

At 30 June 2002, $602 million (2001: $2,233 million) of the commercial paper matures in less than three months. The weighted average effective interest rate applicable to this commercial paper at 30 June 2002 was 4.41% (2001: 4.62%).

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(d) Bank loans

Our non-Australian controlled entities have the following bank loans:

	A$ amount		Interest rates	
	As at 30 June		Year ended 30 June	
	2002 **A$m**	2001 A$m	**2002** **%**	2001 %
Indian rupees bank loans (i)	**-**	7	**-**	14.9
Sri Lankan rupees bank loans (ii) . .	**11**	10	**17.0**	18.0
New Zealand dollar loans (iii)	**519**	-	**6.82**	-
Total bank loans including current portion	**530**	17		

(i) In fiscal 2001, $6 million of this loan held by a non-Australian controlled entity was secured against certain fixed and floating assets of that controlled entity. We sold our ordinary share holding in this non-Australian controlled entity in fiscal 2002.

(ii) This loan has not been secured, but a negative pledge has been given by our controlled entity and we have issued a letter of comfort.

(iii) This loan is secured against certain fixed and floating assets of our controlled entity TelstraClear Limited. For further details of assets pledged as security, refer note 12.

Our total bank loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2003 **$m**	**2004** **$m**	**2005** **$m**	**2006** **$m**	**2007** **$m**	**after 2007** **$m**	**Total** **$m**
Bank loans	**539**	**9**	**2**	**1,063**	**-**	**-**	**1,613**

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(e) Telstra bonds

During fiscal 2002, $39 million of Telstra bonds matured. Telstra bonds have been issued to both retail and wholesale investors and have effective interest rates ranging from 3.5% to 12.67% (2001: 3.0% to 12.7%). They mature up until the year 2020 (2001: 2020). Our Telstra bonds are repayable over the next five years ending 30 June and after as follows:

	Telstra Group					
Coupon interest rate	up to 6.0%	up to 8.0%	up to 10.0%	up to 12.0%	up to 16.0%	Total
	$m	$m	$m	$m	$m	$m
Due in the year ending June 30						
2003	-	-	66	514	-	580
2004	158	45	7	-	-	210
2005	-	250	3	19	-	272
2006	-	-	12	504	-	516
2007	-	-	-	-	-	-
After 2007	35	1,510	28	44	32	1,649
	193	1,805	116	1,081	32	3,227
Unamortised discount						(40)
						3,187

(f) Other loans

Details of our other loans are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates	
	As at 30 June		Year ended 30 June		As at 30 June	
	2002	2001	2002	2001	2002	2001
	A$m	A$m	%	%		
Australian dollar loans	-	6	-	-	-	between Dec 2003 and Dec 2005
US dollar loans	2,301	1,466	2.40% to 6.50%	5.25% to 7.06%	between July 2003 and April 2012	between July 2003 and April 2008
Euro eurobond loan	4,352	4,133	5.88% to 6.38%	6.03% to 6.49%	between June 2005 and June 2011	between June 2005 and June 2011
Deutschemark eurobond loan	891	845	5.13%	5.24%	April 2008	April 2008
French franc loan	399	377	6.00%	6.15%	December 2006	December 2006
Swiss franc eurobond loan	357	328	3.38%	3.50%	June 2005	June 2005
Japanese yen loans	415	285	0.33% to 5.58%	0.33% to 5.57%	between Oct 2002 and Sep 2010	between Oct 2002 and May 2008
Singapore dollar loans	100	108	3.80%	3.80%	March 2008	March 2008
Net (receivable)/payable on currency swaps entered to hedge these borrowings	(536)	(481)	-	-	-	-
Total other loans including current portion	8,279	7,067				

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(f) Other loans (continued)

Our other loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	after 2007 $m	Total $m
Other loans	119	441	1,927	530	376	4,893	8,286
Unamortised discount							(7)
							8,279

(g) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

	Telstra Group						
	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	after 2007 $m	Total $m
Finance leases	22	19	2	-	-	-	43
Future finance charges							(2)
							41

(h) Net fair values

We determine net fair values of fixed rate loans and bonds issued using current risk adjusted market rates. The carrying amounts of bank overdrafts, bills of exchange and commercial paper, loans from joint venture entities and associated entities, bank loans and finance lease liabilities, are approximately equal to net fair value.

The net fair values of other borrowings where the carrying amounts (including accrued interest) are significantly different to their net fair values are shown below:

	Telstra Group Carrying amount (i) As at 30 June		Telstra Group Net fair value As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
Telstra bonds	3,253	2,280	3,472	2,472
Other loans (ii)	8,904	7,630	9,097	7,672

The difference between the carrying amounts and net fair values relates mainly to interest rate movements.

(i) The carrying amount represents principal and accrued interest.

(ii) The carrying amount and net fair value of other loans excludes cross currency swaps which are disclosed in note 29.

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(i) Financing arrangements

	Telstra Group As at 30 June		Telstra Entity As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Our financing arrangements				
We have access to the following lines of credit:				
Credit standby arrangements				
Unsecured committed cash standby facilities which are subject to annual review . . .	**955**	847	**815**	847
Amount of credit unused.	**896**	847	**815**	847
Secured bank overdraft and term loan facilities	**-**	2	**-**	-
Amount of credit unused.	**-**	2	**-**	-
Loan facilities				
Unsecured bank term loan facilities	**2,313**	4,592	**2,313**	4,432
Amount of credit unused.	**1,250**	2,412	**1,250**	2,350

We have commercial paper facilities in place with financial
institutions under which we may issue up to $16,088 million (2001:
$17,756 million). As at 30 June 2002, we had drawn down $602 million
(2001: $2,542 million) of these commercial paper facilities. These
facilities are not committed and we have no guaranteed access to the
funds. None of the facilities are underwritten.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	2001 $m	Telstra Entity As at 30 June 2002 $m	2001 $m
17. Provisions					
Current					
Dividends payable	7	1,415	1,416	1,415	1,416
Employee entitlements (a)		373	429	253	362
Workers' compensation (1.18(b))		41	43	38	41
Other provisions		74	130	17	83
		1,903	2,018	1,723	1,902
Non current					
Employee entitlements (a)		572	584	517	516
Workers' compensation (1.18(b))		229	241	218	232
Other provisions		47	21	22	21
		848	846	757	769

(a) Employee entitlements consist of amounts for annual leave, long service leave and redundancy payments to employees (refer to note 1.18(a)).

Total employee entitlements		945	1,013	770	878

The carrying amounts of all provisions are approximately equal to their net fair value.

	Telstra Group & Telstra Entity As at 30 June 2002 $m	2002 US$m	2001 $m	2000 $m
18. Contributed equity				
Issued and paid up capital				
12,866,600,200 fully paid ordinary shares (a)	6,433	3,602	6,433	6,433

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.

Notes to the Financial Statements (continued)

19. Employee share plans

(a) TESOP 99 and TESOP 97

As part of the Commonwealth sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

- the Telstra Employee Share Ownership Plan II (TESOP 99); and
- the Telstra Employee Share Ownership Plan (TESOP 97).

All eligible employees of the Telstra Entity and companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP 99 and TESOP 97 and holds the shares on behalf of participants. This company is 100% owned by us.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan, although early repayment can be made. The loan shares, extra shares and in the case of TESOP 99, the loyalty shares, are generally subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases (as well as full loan repayment for loan shares and TESOP 97 extra shares). Approximately 80% of the dividends on the loan shares and TESOP 97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, the employee may be required to repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee's death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the shares can be sold and the proceeds of sale used to repay the loan. Also, for TESOP 99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table below in section (c).

Telstra incurs expenses in relation to the administration of the trusts for TESOP 97 and TESOP 99. These are recognised in the statement of financial performance as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us.

(b) Telstra Growthshare Trust

Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates three different share plans:

- Growthshare
- Directshare; and
- Ownshare

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. Allocations are in the form of options, restricted shares, performance rights, directshares and ownshares under these plans. Refer to the tables in section (c) below for more information.

(i) Telstra Growthshare

Telstra Growthshare started in fiscal 2000. Its purpose is to align key executives' rewards with shareholders' interests, and reward performance improvement supporting business plans and corporate strategies.

The board determines who is invited to participate in Telstra Growthshare. Allocations are in the form of options, restricted shares and performance rights. An option, restricted share or performance right represents a right to acquire a share in Telstra. Generally, options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive.

Performance hurdle for options, restricted shares and performance rights

For allocations made during fiscal 2002, the applicable performance hurdle is based on comparing Telstra's total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance hurdle for options, restricted shares and performance rights (continued)

The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

The number of options and performance rights exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared to the 30 day average TSR of the peer group, and the timing of when or if this occurs.

Both the number of options and the number of performance rights potentially exercisable are based on the following:

- If in the first quarter of the performance period Telstra's percentile ranking is the 50th percentile or above then:
  (i) the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 100% of the allocation becomes exercisable) to the 75th percentile (at which 200% of the allocation becomes exercisable); and
  (ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable.
- If in the first quarter of the performance period the percentile ranking is less than the 50th percentile then:
  (i) half of the allocation will lapse; and
  (ii) in subsequent quarters, 100% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
- If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

For all allocations prior to 30 June 2001, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average All Industrials Accumulation Index for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (ie. they do not become exercisable on a proportionate basis).

Options

An executive is not entitled to Telstra shares before the options allocated under Growthshare are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised, Telstra shares will be transferred to the executive. Telstra provides loans to the trustee to enable it to purchase shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust.

On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no expense to be included in our statement of financial performance. For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options was made at the date of grant using an approach consistent with the binomial and Black-Scholes valuation models. The compensation expense for USGAAP in relation to options allocated in fiscal 2002 was $41 million.

Restricted Shares

The executive is not entitled to Telstra shares before the restricted shares allocated under Growthshare vest. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

- the period determined in accordance with the trust deed (refer to table in section (c));
- the executive finishes employment with Telstra; or
- a date nominated by the board.

The executive may exercise restricted shares at a cost of $1 in total for all restricted shares exercised. These shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2002, there was no restricted shares allocated and therefore no associated expense.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance Rights

An executive is not entitled to Telstra shares before the performance rights allocated under Growthshare vest. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all performance rights. Telstra shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2002, we recorded an expense of $6.5 million.

(ii) Telstra Directshare

Non-executive directors may be provided part of their fees in Telstra shares. Directors will receive 20% of their remuneration by way of directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee in its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

- for five years from the date of allocation of the shares;
- until the participating director is no longer a director of or is employed by a company in the Telstra Group; or
- until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. There is no additional expense associated with shares allocated under this plan as the shares are paid for from an allocation of directors' fees.

(iii) Telstra Ownshare

Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

- for three years or five years depending on the election made by the participant at the time of allocation;
- until the participant ceases to be employed by the Telstra Group; or
- until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. We do not incur any additional expense associated with this plan as the shares allocated are paid for by employees through an allocation of remuneration.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information

The table below provides information about our TESOP 99 and TESOP 97 share plans:

	TESOP 99	TESOP 97
Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309
Price paid by employee - first instalment.	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee - second instalment.	(2 November 2000) $2.90	(17 November 1998) $1.35
Total price paid by employee and market price on date of issue . . .	$7.40	$3.30
Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400	2,000
Number of extra shares received by each eligible employee	one extra share for every four guaranteed allocation shares purchased up to a limit of 200	one extra share for every four loan shares or non-loan shares purchased up to a limit of 500
The date participating employees have full ownership of the loan shares and extra shares (i)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(ii)	27,494,775
Number of employees who used their own funds to buy shares in TESOP and received extra shares	21,424	2,282
Number of shares initially purchased under TESOP with own funds .	(iii)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(ii) 3,903,314	944,183
Total market value of shares at issue date (including extra shares)	$93,790,413 (first instalment) $58,832,889 (second instalment)	$277,279,841 (first instalment) $181,936,265 (second instalment)
Total initial loan made to employees	$76,225,500 (first instalment) $48,556,440 (second instalment)	$221,823,872 (first instalment) $144,401,940 (second instalment)
Loan discount paid on behalf of employees ($1 per loan).	$42,439	$55,748
Number of Commonwealth loyalty shares available to each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares purchased in the Commonwealth component limited to 80	one for every 10 shares purchased in the public offer limited to 200
Number of employees who received Commonwealth loyalty shares	(iv) 17,138	21,761
Number of loyalty shares issued	(iv) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(iv) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(i) In the case of all loan shares and extra shares acquired under TESOP 97, the loan must be repaid in full before shares may be transferred to the employee.

(ii) For TESOP 99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(iii) Does not include guaranteed allocation shares acquired by employees from the Commonwealth under the Commonwealth component.

(iv) TESOP 99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

We provide the following information about Telstra Growthshare:

September 1999 offer of options and restricted shares:

	Growthshare 2000 options (v)	Growthshare 2000 restricted shares (v)
Number of executives who were allocated options and restricted shares	45	45
Effective commencement date of options and restricted shares . . .	13 September 1999	13 September 1999
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 13 September 2002 and 13 September 2004	period between 13 September 2002 and 13 September 2004
Number of options and restricted shares issued	3,370,000	573,500
Exercise price	$8.02 per option	$1 in total per holding as long as performance hurdle is met
Market value of shares on commencement date	$8.02 per share	$8.02 per share
Exercise date (once performance hurdle is met).	any time before 13 September 2009	any time before 13 September 2004

September 2000 offer of options and restricted shares:

	Growthshare 2001 options (v)	Growthshare 2001 restricted shares (v)
Number of executives who were allocated options and restricted shares	113	112
Effective commencement date of options and restricted shares . . .	8 September 2000	8 September 2000
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 8 September 2003 and 8 September 2005	period between 8 September 2003 and 8 September 2005
Number of options and restricted shares issued	4,684,200	961,900
Exercise price	$6.28 per option	$1 in total per holding as long as performance hurdle is met
Market value of shares on commencement date	$6.28 per share	$6.28 per share
Exercise date (once performance hurdle is met).	any time before 8 September 2010	any time before 8 September 2005

March 2001 offer of options and restricted shares:

	Growthshare 2001 options (v)	Growthshare 2001 restricted shares (v)
Number of executives who were allocated options and restricted shares	2	2
Effective commencement date of options and restricted shares . . .	16 March 2001	16 March 2001
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 16 March 2004 and 16 March 2006	period between 16 March 2004 and 16 March 2006
Number of options and restricted shares issued	168,710	43,817
Exercise price	$6.55 per option	$1 in total per holding as long as performance hurdle is met
Market value of shares on commencement date	$6.55 per share	$6.55 per share
Exercise date (once performance hurdle is met).	any time before 16 March 2011	any time before 16 March 2006

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

September 2001 offer of options and performance rights:

	Growthshare 2002 options (v)	Growthshare 2002 performance rights (v)
Number of executives who were allocated options and performance rights	155	155
Effective commencement date of options and performance rights . .	6 September 2001	6 September 2001
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 6 September 2004 and 6 September 2006	period between 6 September 2004 and 6 September 2006
Number of options and performance rights issued (representing a 200% allocation or maximum entitlement available)	37,034,000	3,537,100
Exercise price	$4.90 per option	$1 per parcel of performance rights exercised as long as performance hurdle is met
Market value of shares on commencement date	$4.90 per share	$4.90 per share
Exercise date (once performance hurdle is met).	any time before 6 September 2011	any time before 6 December 2006

March 2002 offer of options and performance rights:

	Growthshare 2002 options (v)	Growthshare 2002 performance rights (v)
Number of executives who were allocated options and performance rights	4	4
Effective commencement date of options and performance rights . .	14 March 2002	14 March 2002
Performance hurdle period - ie. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 14 March 2005 and 14 March 2007	period between 14 March 2005 and 14 March 2007
Number of options and performance rights issued (representing a 200% allocation or maximum entitlement available)	2,068,000	167,200
Exercise price	$5.63 per option	$1 per parcel of performance rights exercised as long as performance hurdle is met
Market value of shares on commencement date	$5.63 per share	$5.63 per share
Exercise date (once performance hurdle is met).	any time before 14 March 2012	any time before 14 June 2007

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(v) Options, restricted shares and performance rights are subject to a performance hurdle. If this hurdle is not achieved they will have a $nil value and will lapse.   As the achievement of the performance hurdle is uncertain a remuneration value is not attributed to the options, restricted shares or performance rights. Under Telstra's USGAAP disclosures (refer note 30), an approach consistent with the binomial and Black-Scholes pricing models was used to determine the fair value for options for the purpose of inclusion in the potential compensation expenses. The value of the allocations per security is as follows:

Offers	Growthshare options	Growthshare restricted shares	Growthshare performance rights
September 1999	$1.38	$5.64	(a)
September 2000	$0.89	$2.05	(a)
March 2001	$0.80	$2.15	(a)
September 2001	$0.90	(a)	$2.33
March 2002	$0.97	(a)	$2.51

(a) There were no allocations of performance rights or restricted shares in the relevant offer periods.

September 2000 allocation of directshares and ownshares:

	DirectShare Equity Plan	OwnShare Equity Plan
Number of eligible participants	11	4,405
Number of participants in the plan	11	306
Allocation date of shares.	15 September 2000	15 September 2000
Number of shares allocated	13,426	373,557
Market value of shares on allocation date	$6.21 per share	$6.21 per share
Total market value of shares on allocation date	$83,375	$2,319,789

March 2001 allocation of directshares (vi):

	DirectShare Equity Plan
Number of eligible non-executive directors	10
Number of participants in the plan	10
Allocation date of shares.	19 March 2000
Number of shares allocated	14,771
Market value of shares on allocation date	$6.55 per share
Total market value of shares on allocation date	$96,750

(vi) There were no allocations under the ownshare equity plan in March 2001.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

September 2001 allocation of directshares and ownshares:

	DirectShare Equity Plan	OwnShare Equity Plan
Number of eligible participants	11	6,263
Number of participants in the plan	10	321
Allocation date of shares.	14 September 2001	14 September 2001
Number of shares allocated	19,445	333,911
Market value of shares on allocation date	$4.81 per share	$4.81 per share
Total market value of shares on allocation date	$93,531	$1,606,112

November 2001 allocation of ownshares (vii):

	OwnShare Equity Plan
Number of eligible employees (viii)	11,181
Number of participants in the plan	90
Allocation date of shares.	2 November 2001
Number of shares allocated	98,042
Market value of shares on allocation date	$4.98 per share
Total market value of shares on allocation date	$488,249

(vii) There were no allocations under the directshare equity plan in November 2001.

(viii) The November 2001 allocation provided the opportunity for employees to take up ownshares as part of their ongoing remuneration.

March 2002 allocation of directshares (ix):

	DirectShare Equity Plan
Number of eligible non-executive directors	11
Number of participants in the plan	10
Allocation date of shares.	14 March 2002
Number of shares allocated	18,117
Market value of shares on allocation date	$5.63 per share
Total market value of shares on allocation date	$101,999

(ix) There were no allocations under the ownshare equity plan in March 2002.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

Shareholdings by non-executive directors as at 30 June 2002 as allocated under the directshare equity plan. These shareholdings have been included in the total shareholding disclosures made in note 27.

	Total shares held as at 30 June 2001 No. of shares	14 September 2001 allocation No. of shares	14 March 2002 allocation No. of shares	Transferred on exiting the scheme No. of shares	Total held as at 30 June 2002 No. of shares
Robert C Mansfield	6,886	4,990	4,263	-	16,139
John T Ralph	3,444	2,495	2,132	-	8,071
N Ross Adler (b).	2,153	1,560	-	(3,713)	-
Sam H Chisholm	-	-	-	-	-
Anthony J Clark	1,866	1,352	1,377	-	4,595
John E Fletcher	1,237	1,352	1,155	-	3,744
Belinda J Hutchinson (a)	-	-	1,664	-	1,664
Malcolm G Irving (b)	2,153	1,560	-	(3,713)	-
Catherine B Livingstone	1,237	1,352	1,155	-	3,744
Charles Macek (a)	-	-	1,554	-	1,554
Donald G McGauchie	1,866	1,352	1,155	-	4,373
Elizabeth A Nosworthy (b).	2,583	1,872	-	(4,455)	-
William A Owens (a).	-	-	1,997	-	1,997
Christopher I Roberts (c)	873	-	-	(873)	-
John W Stocker.	2,153	1,560	1,665	-	5,378
Stephen W Vizard (c)	873	-	-	(873)	-
	27,324	19,445	18,117	(13,627)	51,259

(a) Belinda J Hutchinson, Charles Macek, and William A Owens were appointed on 16 November 2001.

(b) N Ross Adler, Malcolm G Irving, and Elizabeth A Nosworthy retired as directors on 16 November 2001. They have since exited the scheme and their shares have been transferred to them.

(c) Christopher I Roberts and Stephen W Vizard retired as directors during fiscal 2001, however their shareholdings were still held in trust as at 30 June 2001. They have now exited the scheme and their shares have been transferred to them.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

We provide the following information about all of our share plans:

	All employee share plans As at 30 June 2002	All employee share plans As at 30 June 2001
Market price of Telstra shares	**$4.66 per share**	$5.38 per share
Employee shares loan balance (total including current and non current excluding Growthshare option loans - note 9)	**$230 million**	$270 million
Loan to Telstra Growthshare (other receivables non current - note 9)	**$115 million**	$41 million
TESOP 99		
Remaining employees with loan shares	**37,492**	39,247
Remaining number of loan shares	**14,965,500**	15,666,400
Remaining number of extra shares	**2,784,590**	3,190,823
Remaining number of loyalty shares	**1,081,671**	1,243,305
TESOP 97		
Remaining employees with loan shares	**25,665**	30,024
Remaining employees with non loan shares	**-**	-
Remaining number of loan shares	**50,778,700**	59,378,500
Remaining number of extra shares	**12,694,675**	14,844,625
Growthshare 2000 (i)		
Number of executives with Growthshare 2000 options (ii) (iii) . .	**29**	31
Number of executives with Growthshare 2000 restricted shares (ii) (iii)	**28**	30
Number of Growthshare 2000 options outstanding (iii)	**2,125,667**	2,262,667
Number of Growthshare 2000 restricted shares outstanding (iii)	**350,688**	374,000
Growthshare 2001 (inclusive of both September and March allocations) (i)		
Number of executives with Growthshare 2001 options (ii) (iv) . .	**104**	111
Number of executives with Growthshare 2001 restricted shares (ii) (iv)	**103**	110
Number of Growthshare 2001 options outstanding (iv)	**4,189,551**	4,486,168
Number of Growthshare 2001 restricted shares outstanding (iv)	**870,700**	929,758
Growthshare 2002 (inclusive of both September and March allocations)		
Number of executives with Growthshare 2002 options (ii) (vi) . .	**156**	(v)
Number of executives with Growthshare 2001 performance rights (ii) (vi)	**156**	(v)
Number of Growthshare 2002 options outstanding (vi)	**38,569,695**	(v)
Number of Growthshare 2002 performance rights outstanding (vi)	**3,653,441**	(v)

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(i) Prior year comparatives have been restated to include executives who have ceased employment but have retained partial eligibility under the plan arrangements.

(ii) The number of executives includes those executives which have ceased employment but retain partial eligibility under the plan arrangements.

(iii) 112,000 options (2001: 368,000 options) and 19,000 restricted shares (2001: 61,000 restricted shares) lapsed in relation to 2 executives (2001: 5 executives) who left our employment in fiscal 2002. A further 25,000 (2001: 33,333) options and 4,312 (2001: 21,000) restricted shares have lapsed in relation to 3 (2001: 1) executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

(iv) 219,400 options (2001: 290,700 options) and 45,200 restricted shares (2001: 60,100 restricted shares) lapsed in relation to 7 executives (2001: 6 executives) who left our employment in fiscal 2002. A further 77,217 (2001: 115,542) options and 13,858 (2001: 23,859) restricted shares have lapsed in relation to 8 (2001: 3) executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

(v) Options and performance rights were not allocated under this plan during fiscal 2001.

(vi) 338,000 options and 32,200 performance rights lapsed in relation to 3 executives who left our employment in fiscal 2002. A further 194,305 options and 18,659 performance rights have lapsed in relation to 4 executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

	All employee share plans As at 30 June 2002	All employee share plans As at 30 June 2001
DirectShares		
Number of non-executive directors with directshares (vii)	**10**	12
Number of directshares outstanding (vii).	**51,259**	27,324
OwnShares		
Number of employees with ownshares (vii)	**400**	294
Number of ownshares outstanding (vii)	**737,643**	349,553

(vii) 28 employees (2001: 12 employees) have exited the ownshare equity plan during fiscal 2002 and 43,863 shares (2001: 24,004 shares) have been transferred to participants. 5 non-executive directors (2001: 1 non-executive director) have exited the directshare equity plan and 13,627 shares (2001: 873 shares) have been transferred from the trust.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(d) Keycorp Limited employee share plans

Until 28 June 2002, we consolidated Keycorp Limited's (Keycorp) financial results and position. Effective from this date, we have given up our right to appoint a majority of directors to the board of this company and, thus, are no longer in a position of control (refer to note 24 for further details). During the year, Keycorp operated an employee share ownership plan and employee share option incentive plan independent of the Telstra Entity plans, TESOP 99, TESOP 97 and Telstra Growthshare.

Employee share ownership plan

All employees of Keycorp can subscribe for shares under the employee share ownership plan. Keycorp shares are acquired at the prevailing share price in the open market and held for the benefit of, and in the name of, the participating employees.

At year end, 210 employees (2001: 294 employees), including directors, are eligible to participate in the plan through remuneration sacrifice or profit share allocations from the Keycorp Group. Keycorp expenses their contribution to the plan company in the year the profit share obligation is incurred. Shares purchased during the reporting period totalled 34,397 (2001: 5,335). At 30 June 2002, Keycorp no longer formed part of the Telstra group.

Employee share option incentive plan

During fiscal 2002, 228,000 options were issued to employees (2001: 200,000 options were issued during our period of control). 106,000 options lapsed (2001: 144,000 lapsed during our period of control) and 33,500 options expired (2001: nil options expired). Nil options (2001: nil) were exercised at the exercise prices of $3.00, $2.68 and $0.90. At 30 June 2002, the Telstra group no longer consolidates the obligations under Keycorp's Employee Share Option Incentive Plan.

The price payable by eligible employees for options is determined as the weighted average market price for Keycorp shares traded on the Australian stock exchange for the five days preceding the date of the offer of options.

The market price of Keycorp ordinary shares closed at $0.85 (2001: $2.31) on 28 June 2002.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m

20. Expenditure commitments

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at
balance date but not recorded in the financial statements:

Within 1 year	**379**	303	**353**	569
Within 1-2 years	**148**	226	**131**	219
Within 2-3 years	**139**	203	**114**	203
Within 3-4 years	**109**	199	**106**	199
Within 4-5 years	**109**	170	**106**	170
After 5 years	**23**	140	**23**	140
	907	1,241	**833**	1,500

The capital expenditure commitments above include contracts for building and
improving our networks and software enhancements.

Included in the amounts above are capital commitments
relating to information technology services (i):

Within 1 year	**186**	188	**181**	181
Within 1-2 years	**97**	158	**92**	158
Within 2-3 years	**90**	152	**90**	152
Within 3-4 years	**88**	147	**88**	147
Within 4-5 years	**88**	132	**88**	132
After 5 years	**5**	102	**5**	102
	554	879	**544**	872

(i) These capital commitments predominantly relate to amounts to be
spent on software assets developed for internal use under a 10 year
contract with IBM Global Services Australia Limited (IBMGSA)
(Refer Note 20(d)(ii) for other commitments relating to IBMGSA).

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases
not recorded in the financial statements:

Within 1 year	**221**	197	**148**	165
Within 1-2 years	**164**	171	**117**	134
Within 2-3 years	**86**	111	**67**	104
Within 3-4 years	**58**	59	**44**	57
Within 4-5 years	**46**	40	**34**	37
After 5 years	**152**	96	**54**	94
	727	674	**464**	591

In addition, we have commitments under cancellable operating leases
of $492 million for fiscal 2003 (2001: $451 million for fiscal 2002). The
Telstra Entity has commitments under cancellable operating leases of
$404 million for fiscal 2003 (2001: $382 million for fiscal 2002).

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

- rental of land and buildings;
- rental of motor vehicles, caravan huts and trailers and mechanical aids; and
- rental of personal computers, laptops and printers that are used in non communications plant activities.

The average lease term is:

- six years for land and buildings;
- four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and
- three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared to total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any purchase options in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.5% for fiscal 2002 (5.8% for fiscal 2001).

	Note	Telstra Group As at 30 June		Telstra Entity As at 30 June	
		2002 $m	2001 $m	2002 $m	2001 $m
(c) Finance lease commitments					
Within 1 year		22	15	7	7
Within 1-2 years		19	16	1	8
Within 2-3 years		2	8	-	1
Within 3-4 years		-	5	-	-
Within 4-5 years		-	-	-	-
Total minimum lease payments		43	44	8	16
Future finance charges on finance leases		(2)	(4)	-	(1)
Present value of net future minimum lease payments		41	40	8	15
Recorded as current borrowings	16	20	10	7	5
Recorded as non current borrowings	16	21	30	1	10
Total finance lease liabilities	16	41	40	8	15

Included in finance lease commitments of the Telstra Entity are finance leases with our joint venture entity Reach Ltd of $nil (2001: $12 million). The current amount of these finance leases is $nil (2001: $5 million). The non current amount is $nil (2001: $6 million).

Description of our finance leases

We have finance leases for the following major services:

- communications exchange equipment made in US dollars; and
- computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

- 14 years for communications exchange equipment made in US dollars; and

- three years for computer mainframe and associated equipment.

Communications exchange equipment leases in Japanese yen have purchase options at 10% of the lease value.

We entered into US finance leases for communications exchange equipment in fiscal 2000 and fiscal 1999. We have prepaid all lease rentals due under the terms of these leases. We have guaranteed that the lease payments will be paid as scheduled over the lease term to the ultimate lessor. We received guarantee fees of $39 million in fiscal 2000 and $37 million for fiscal 1999. These fees are recorded in revenue received in advance and are being released to the statement of financial performance over the term of the leases being 14 years. The structure of each lease includes an early buy out option with approximately 10 years remaining.

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Interest rates for our finance leases are:

- US dollar communication assets between 4.25% and 5.06%; and
- computer mainframe, computer processing equipment and associated equipment between 8.26% and 9.36%.

	Telstra Group As at 30 June		Telstra Entity As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
(d) Other commitments				
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:				
Within 1 year	1,125	833	844	685
Within 1-2 years	651	650	467	535
Within 2-3 years	553	556	374	447
Within 3-4 years	487	473	308	373
Within 4-5 years	489	428	309	328
After 5 years	1,427	784	22	305
	4,732	3,724	2,324	2,673

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance, agency fees and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) and commitments relating to information technology services (other than those disclosed as capital commitments) as follows:

	Telstra Group		Telstra Entity	
FOXTEL commitments (i):				
Within 1 year	139	102	-	-
Within 1-2 years	139	100	-	-
Within 2-3 years	139	100	-	-
Within 3-4 years	139	100	-	-
Within 4-5 years	139	100	-	-
After 5 years	1,174	480	-	-
	1,869	982	-	-
Commitments relating to information technology services (ii)				
Within 1 year	386	370	375	370
Within 1-2 years	316	360	316	360
Within 2-3 years	305	344	305	344
Within 3-4 years	299	335	299	335
Within 4-5 years	305	317	305	317
After 5 years	18	298	18	298
	1,629	2,024	1,618	2,024

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

(i) Joint venture entity commitments amount to approximately A$3,738 million (US$2,060 million) (2001: A$1,964 million, US$997 million), the majority of which relate to the following commitments:

- Minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 18 years (2001: 1 and 19 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/ reduction formulas contained in the agreements.

- From 31 December 2001, FOXTEL has increased its MSG commitments under a new perpetual pay television programming agreement for Foxsports. This has had the effect of increasing our share of the FOXTEL MSG commitments.

Refer also to note 21 'FOXTEL minimum subscriber guarantees', for further information.

(ii) Commitments for information technology (IT) services predominantly result from a contract with IBMGSA. Under the IBMGSA contract, IBMGSA will provide IT services to the Telstra Entity and selected Australian controlled entities for a period of 10 years from 30 June 1998. The Telstra Entity is committed to a total amount of $2,026 million (2001: $2,896 million) over the period, of which $458 million (2001: $872 million) relates to a capital commitment (refer note 20(a)).

Under an International Services Agreement Australia (AISA) signed with Reach Ltd we are committed over five years to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement ("committed services"). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2002. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. Management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

- Indemnities to financial institutions to support bank guarantees to the value of $311 million (2001: $343 million) in respect of the performance of contracts.

- Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $219 million (2001: $217 million).

- Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $nil (2001: $2 million) and a requirement that the entity remains our controlled entity.

- Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $422 million (2001: $567 million).

- Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to $1,256 million (US$709 million) (2001: $1,221 million (US$620 million)).

- During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, $142 million (2001: $142 million) of the $210 million guarantee facility remains unused.

- Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $58 million (2001: $9 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the next five years. Total expenditure commitments pursuant to the 3G licence, including the next five years, are represented within other commitments in note 20.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $30 million (US$17 million) (2001: $33 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $120 million (US$68 million) (2001: $133 million (US$68 million)) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $850 million (US$480 million) (2001: $945 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $175 million (US$99 million) (2001: $214 million (US$109 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets (continued)

Controlled entities (continued)

Other (continued)

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $75 million (US$38 million), which was applied against the principal of the loan.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements relating to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures. Refer note 20 for details of minimum subscriber guarantee commitments.

ASIC deed of cross guarantee

A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Notes to the Financial Statements (continued)

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super or TSS)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the Commonwealth Superannuation Scheme (CSS). The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we are responsible for funding all employer financed benefits that arise from 1 July 1975 for employees who are CSS members. For the CSS, employer contributions by us and other employers that participate in the CSS are paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS are separately managed.

On 1 July 1990, the Telstra Superannuation Scheme (Telstra Super) was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super, and a transfer of assets was payable from the CSS to Telstra Super (deferred transfer values).

The benefits received by members of each defined benefit scheme take into account factors such as the employee's length of service, final average salary, employer and employee contributions.

As at 30 June 2000, S J Schubert FIAA completed an actuarial investigation of Telstra's obligations of the CSS and K O'Sullivan FIAA completed an actuarial investigation of the two defined benefit divisions of Telstra Super.

As per the recommendations within the previous actuarial investigation completed as at 30 June 1997, we ceased making employer contributions to the defined benefit divisions of Telstra Super other than the additional contributions under the arrangement which is further described below. The actuarial investigation of Telstra Super as at 30 June 2000 reported that a surplus continued to exist. As a result, it was recommended that we continue on a contribution holiday until 30 June 2004, by which time the next actuarial investigation as at 30 June 2003 will be complete. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus at the time ($1,428 million) to be transferred to Telstra Super over a 40 year period. Any CSS surplus amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%. The CSS actuarial investigation as at 30 June 2000

was conducted during fiscal 2001. The Department of Finance and Administration is currently considering the results of the actuarial investigation. Based on the results of the CSS actuarial investigation, our actuary has recommended that the schedule to transfer the residual notional fund surplus be reviewed to take into account the revised surplus position.

The CSS investigation by the actuary also recommended that we continue to make no employer contributions to the CSS. We will review our contribution rate for both Telstra Super and the CSS at the next actuarial reviews, both of which are due to be completed by 30 June 2004 with an effective date of 30 June 2003.

Prior to 29 August 2000, we had an ongoing arrangement to pay an additional $121 million each year to Telstra Super over 16 years ending 30 June 2011. This contribution commitment was independent of the contribution holiday advised by our actuary.

On 29 August 2000, the trustee of Telstra Super and the Commonwealth (who guaranteed our payments) released us from our obligation to make these additional contributions. As part of the terms of the release, we have agreed to provide such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members' vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%.

The trustee of Telstra Super agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with Telstra's contribution commitment, will maintain the solvency level of Telstra Super at a satisfactory level (refer to note 3 for the financial effect of the removal of this obligation). The VBI of the defined benefit divisions was approximately 129% as at 30 June 2002 (145% at 30 June 2001).

At 30 June 2001, our controlled entity Pacific Access Pty Ltd contributed to a superannuation scheme with both accumulation and defined benefit divisions. The Pacific Access Superannuation Scheme (PA Scheme) was transferred to Telstra Super on 1 July 2001. From 19 August 2002, Pacific Access Pty Ltd is known as Sensis Pty Ltd.

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme. We acquired a 60% controlling interest in Joint Venture (Bermuda) No 2 Limited and its controlled entities, including HK CSL, on 7 February 2001. We acquired full ownership of HK CSL on 28 June 2002 (refer note 23).

This HK CSL Scheme is established under trust and is administered by an independent trustee. At 30 June 2002, the scheme is in the name of PCCW-HKT Limited, which is HK CSL's previous immediate parent. The scheme is defined benefit in nature whereby benefits are based on the employees remuneration and length of service.

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Financial position

The financial position of the defined benefit divisions of Telstra Super, and our Notional Fund in the CSS, HK CSL Scheme and the former PA Scheme is shown as follows:

	Net scheme assets As at 30 June		Accrued benefits As at 30 June		Net surplus (a) As at 30 June		Vested benefits As at 30 June	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Telstra Super (i)	**4,804**	5,375	**3,078**	3,050	**1,726**	2,325	**3,734**	3,715
CSS (ii)	**7,479**	7,479	**3,865**	3,865	**3,614**	3,614	**4,091**	4,091
PA Scheme (iii)	**-**	39	**-**	38	**-**	1	**-**	37
HK CSL Scheme.	**73**	69	**73**	66	**-**	3	**73**	66
	12,356	12,962	**7,016**	7,019	**5,340**	5,943	**7,898**	7,909
Less 85% residual notional fund surplus (i)	**(1,195)**	(1,330)	**-**	-	**(1,195)**	(1,330)	**-**	-
Total	**11,161**	11,632	**7,016**	7,019	**4,145**	4,613	**7,898**	7,909

(a) Net surplus is the excess of net scheme assets over accrued benefits.

(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2002. Telstra Super amounts as at 30 June 2001 have been taken from the audited financial report of the scheme as at 30 June 2001. The scheme assets are stated at net market values.

Telstra Super net scheme assets include the carrying value of the CSS residual notional fund surplus as at 30 June 2002 of $1,406 million (2001: $1,565 million). The CSS residual notional fund surplus balance represents the revised surplus position recognised as receivable by Telstra Super. As any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%, the adjustment in the table represents 85% of the residual notional fund surplus which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super.

(ii) The CSS amounts show our share of the benefit liability in respect to past service of our employees and former employees who are members of the CSS. The CSS amounts for both 30 June 2002 and 30 June 2001 are based on notional amounts shown in the actuarial valuation dated 30 June 2000, subject to the following:

- deferred transfer values of $2,142 million have been excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super is responsible for CSS members transferred to Telstra Super. Amounts for deferred transfer values have been recognised by Telstra Super;
- the net surplus of $3,614 million excludes $694 million related to the present value of future service liabilities. By including the $694 million, the surplus of notional assets over total liabilities for the CSS is $2,920 million; and

- it has been recommended that the surplus of $2,920 million, less superannuation contributions tax at the rate of 15%, be transferred to Telstra Super as previously described in this note. This amount is yet to be approved by the Department of Finance and Administration and may be subject to change.

(iii) At 1 July 2001, the entire PA Scheme was transferred to Telstra Super. Amounts for the defined benefit divisions of the PA Scheme have been included in the financial report of Telstra Super as at 30 June 2002. As at 30 June 2001, amounts for the PA Scheme included both defined benefits and accumulation benefits measured as at 30 June 2001.

Employer contributions

Employer contributions made to:

- the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;
- the CSS were $nil for the past three fiscal years;
- the defined benefit divisions of the Hong Kong CSL Limited scheme for fiscal 2002 were $7 million (2001: $3 million from date of acquisition); and
- the accumulation divisions of Telstra Super (including the PA Scheme) for fiscal 2002 were $6 million (2001: $8 million; 2000: $6 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2001: $2 million; 2000: $1 million).

Telstra Super additional contributions during fiscal 2002 were $nil (2001: $nil; 2000: $121 million). As described in this note, the Trustee of Telstra Super and the Commonwealth released us from our obligation to make these additional contributions. Contributions in fiscal 2000 included $89 million recorded in borrowing cost expenses, with $32 million reducing the amount payable.

Notes to the Financial Statements (continued)

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a) As at 30 June		% of equity held by immediate parent As at 30 June	
		2002 $m	2001 $m	**2002** %	2001 %
Parent entity					
Telstra Corporation Limited (1) (14)	Australia				
Controlled entities					
Telecommunications Equipment Finance Pty Ltd (5) *	Australia	**-**	-	**-**	-
Telstra Finance Limited (1) (4)	Australia	**-**	-	**100.0**	100.0
Telstra Corporate Services Pty Ltd *	Australia	**6**	6	**100.0**	100.0
Transport Communications Australia Pty Ltd *	Australia	**4**	4	**100.0**	100.0
Telstra ESOP Trustee Pty Ltd (4) (7) *	Australia	**-**	-	**100.0**	100.0
Telstra Growthshare Pty Ltd (4) (7) *	Australia	**-**	-	**100.0**	100.0
On Australia Pty Ltd (1) (14)	Australia	**11**	11	**100.0**	100.0
Telstra Media Pty Ltd (1)	Australia	**347**	311	**100.0**	100.0
Telstra Multimedia Pty Ltd (1)	Australia	**1,720**	1,720	**100.0**	100.0
Telstra International Limited (1)	Australia	**84**	84	**100.0**	100.0
Telstra OnAir Holdings Pty Ltd *	Australia	**302**	302	**100.0**	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd *	Australia	**-**	-	**100.0**	100.0
• Telstra 3G Spectrum Holdings Pty Ltd *	Australia	**-**	-	**100.0**	100.0
Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd) (1) (16)	Australia	**1**	1	**100.0**	100.0
• Hypertokens Pty Ltd (11) *	Australia	**-**	-	**100.0**	-
Telstra Holdings Pty Ltd (1) (14)	Australia	**5,810**	4,015	**100.0**	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (9) (10) (11)	China	**-**	-	**100.0**	-
• Telstra Holdings (Bermuda) No 2 Limited (10)	Bermuda	**-**	-	**100.0**	100.0
• Joint Venture (Bermuda) No. 2 Limited (10) (12)	Bermuda	**-**	-	**100.0**	60.0
• Bestclass Holdings Ltd (10)	British Virgin Islands	**-**	-	**100.0**	100.0
• Hong Kong CSL Limited (10)	Hong Kong	**-**	-	**100.0**	100.0
• Integrated Business Systems Limited (10) .	Hong Kong	**-**	-	**100.0**	100.0
• One2Free Personalcom Limited (10)	Hong Kong	**-**	-	**100.0**	100.0
• CSL Limited (10)	Hong Kong	**-**	-	**100.0**	100.0
• RWC, HK Limted (10) (11)	Hong Kong	**-**	-	**100.0**	-
• Telstra Holdings (Bermuda) No 1 Limited (10)	Bermuda	**-**	-	**100.0**	100.0
• Telstra International HK Limited (formerly Telstra Retail (HK) Limited (10) (16)	Hong Kong	**-**	-	**100.0**	100.0
• Telstra IDC Holdings Limited (10)	Bermuda	**-**	-	**100.0**	100.0
• Telstra Japan Retail K.K. (10)	Japan	**-**	-	**100.0**	100.0
• Telstra Wholesale Inc. (10)	United States	**-**	-	**100.0**	100.0
• Mobitel (Pvt) Limited (10)	Sri Lanka	**-**	-	**60.0**	60.0
• Telstra New Zealand Limited (3) (10)	New Zealand	**-**	-	**100.0**	100.0
• Telstra Limited (10)	New Zealand	**-**	-	**100.0**	100.0
• Telstra Global Limited (10) (14)	United Kingdom	**-**	-	**100.0**	100.0
• Telstra Europe Limited (10)	United Kingdom	**-**	-	**100.0**	100.0
• PT Telstra Nusantara (10)	Indonesia	**-**	-	**100.0**	100.0
• Telstra Inc. (10) (14)	United States	**-**	-	**100.0**	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a) As at 30 June		% of equity held by immediate parent As at 30 June	
		2002 $m	2001 $m	2002 %	2001 %
Controlled entities (continued)					
• North Point Telecommunications Inc. (10) (14)	United States	-	-	-	100.0
• Telstra eConnect LLC (3) (10).	United States	-	-	-	100.0
• Telstra Wholesale Trading Inc. (10) (14).	United States	-	-	-	100.0
• Telstra Vishesh Communications Private Limited (10) (14)	India	-	-	-	47.1
• Telstra South Asia Holdings Limited (3) (10)	Mauritius	-	-	100.0	100.0
• Telstra India Private Limited (10)	India	-	-	100.0	100.0
• TelstraClear Limited (formerly TelstraSaturn Limited) (10) (13) (14)	New Zealand	-	-	58.4	50.0
• Saturn Communications Limited (10) (13)	New Zealand	-	-	100.0	-
• Paradise.Net Limited (10) (13).	New Zealand	-	-	100.0	-
• Kiwi Cable Company Limited (10) (13).	New Zealand	-	-	100.0	-
• Netlink Limited (10) (13)	New Zealand	-	-	100.0	-
• TelstraSaturn Holdings Limited (10) (13)	New Zealand	-	-	100.0	-
• CLEAR Communications Limited (10) (13) (14). . .	New Zealand	-	-	100.0	-
• CLEAR Communications (Australia) Pty Limited (10) (13) (14)	Australia	-	-	100.0	-
• ZFREE Limited (10) (13) (14)	New Zealand	-	-	100.0	-
• ZTALK Limited (10) (13) (14)	New Zealand	-	-	100.0	-
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (3) (6) (9) (10)	Saudi Arabia	-	-	50.0	50.0
Telstra Rewards Pty Ltd (4) *.	Australia	14	-	100.0	100.0
• Telstra Visa Card Trust (3)	Australia	-	-	100.0	100.0
• Qantas Telstra Card Trust (3)	Australia	-	-	100.0	100.0
• Telstra Visa Business Card Trust (3)	Australia	-	-	100.0	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd) (1) (16)	Australia	-	-	100.0	100.0
• Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) (1) (16).	Australia	-	-	100.0	100.0
Telstra CB Holdings Limited (1)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (1).	Australia	-	-	100.0	100.0
• Telstra CB.Com Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.fs Limited (1).	Australia	-	-	100.0	100.0
• Keycorp Limited (2)	Australia	-	-	47.9	50.8
• Technical Parts & Services Pty Ltd (2)	Australia	-	-	-	100.0
• Keycorp Solutions Limited (2).	Australia	-	-	-	100.0
• Electronic Financial Technologies Pty Ltd (2) *	Australia	-	-	-	100.0
• Sparad (No. 31) Pty Ltd (2) *	Australia	-	-	-	100.0
• Keytec (No. 2) Pty Ltd (2)	Australia	-	-	-	100.0
• Budbade Pty Ltd (2)	Australia	-	-	-	100.0
• Keytec Pty Ltd (2)	Australia	-	-	-	100.0
• Keycorp USA Limited (2) (10)	United States	-	-	-	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a) As at 30 June		% of equity held by immediate parent As at 30 June	
		2002 $m	2001 $m	**2002** %	2001 %
Controlled entities (continued)					
• Tillsmith Systems, INC. (2) (10)	United States	**-**	-	**-**	100.0
• Keycorp Investments Pty Ltd (2)	Australia	**-**	-	**-**	100.0
• E-Point Pty Ltd (2)	Australia	**-**	-	**-**	100.0
• Keycorp Technologies Pty Ltd (2)	Australia	**-**	-	**-**	100.0
• Nobil I.T. Australia Pty Ltd (2)	Australia	**-**	-	**-**	100.0
• Keycorp (Asia) Pty Ltd (2) (10)	Hong Kong	**-**	-	**-**	100.0
• Nobil Information Technology Corporation Inc (2) (10)	Canada	**-**	-	**-**	100.0
• Nobil IT Canada Corporation (2) (10)	Canada	**-**	-	**-**	100.0
• Tillsmith Systems Inc. (2) (10)	Canada	**-**	-	**-**	100.0
• Keycorp (NZ) Limited (2) (10)	New Zealand	**-**	-	**-**	100.0
• Keycorp (NZ) Finance Limited (2) (10) . . .	New Zealand	**-**	-	**-**	100.0
• IDL (NZ) Limited (2) (10)	New Zealand	**-**	-	**-**	100.0
• Nobil IT (NZ) Limited (2) (10).	New Zealand	**-**	-	**-**	100.0
• Keycorp Systems Limited (2) (10).	United Kingdom	**-**	-	**-**	100.0
• KYC Pty Ltd (2) *	Australia	**-**	-	**-**	73.0
• Camtech Asia IT & T Sdn Bhd (2) (10).	Malaysia	**-**	-	**-**	95.0
• Camtech R&D Pty Ltd (2) *	Australia	**-**	-	**-**	100.0
• InsNet Pty Ltd (1)	Australia	**-**	-	**100.0**	100.0
• Australasian Insurance Systems Pty Ltd (1)	Australia	**-**	-	**100.0**	100.0
• TRC Computer Systems Pty Ltd (1).	Australia	**-**	-	**100.0**	100.0
• DBA Limited (1).	Australia	**-**	-	**100.0**	100.0
• Brokerlink Pty Ltd (1)	Australia	**-**	-	**81.3**	81.3
• DBA Computer Systems Pty Ltd (1).	Australia	**-**	-	**100.0**	100.0
• Brokerlink Pty Ltd (1).	Australia	**-**	-	**18.7**	18.7
• Unilink Group Pty Ltd (1)	Australia	**-**	-	**100.0**	100.0
Pacific Access Pty Ltd (1) (16)	Australia	**121**	121	**100.0**	100.0
• CitySearch Australia Pty Ltd (11) *	Australia	**-**	-	**100.0**	-
• CitySearch Canberra Pty Ltd (11) *	Australia	**-**	-	**100.0**	-
• Telstra Retail Pty Ltd *	Australia	**-**	-	**100.0**	100.0
• Telstra Retail Services Pty Ltd *	Australia	**-**	-	**100.0**	100.0
• Pacific Access Enterprises Pty Ltd *	Australia	**-**	-	**100.0**	100.0
• WorldCorp Holdings (S) Pte Ltd (10)	Singapore	**-**	-	**100.0**	100.0
• WorldCorp Publishing Pte Ltd (10)	Singapore	**-**	-	**100.0**	100.0
Network Design and Construction Limited (1) (15)	Australia	**177**	177	**100.0**	100.0
• NDC Global Holdings Pty Ltd (1)	Australia	**-**	-	**100.0**	100.0
• NDC New Zealand Limited (10)	New Zealand	**-**	-	**100.0**	100.0
• NDC Telecommunications India Private Limited (10) .	India	**-**	-	**100.0**	100.0
• PT NDC Indonesia (10)	Indonesia	**-**	-	**95.0**	95.0
• NDC Global Philippines, Inc (9) (10)	Philippines	**-**	-	**100.0**	100.0
• NDC Global Services (Thailand) Limited (10) (11) . . .	Thailand	**-**	-	**49.0**	49.0
• NDC Global Holdings (Thailand) Limited (10) (11) . .	Thailand	**-**	-	**90.4**	-
• NDC Global Services (Thailand) Limited (10) (11) .	Thailand	**-**	-	**51.0**	-
• NDC Global Services Pty Ltd *	Australia	**-**	-	**100.0**	100.0
Total investment in controlled entities (at cost) . . . . note 11		**9,553**	7,708		
Provision for reduction in value. . . . . note 11		**(4,875)**	(4,442)		
note 11		**4,678**	3,266		

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

(a) The amounts recorded are before any provision for reduction in value (refer note 11).

* These entities are Australian small proprietary limited companies which are not required to prepare and lodge individual audited financial reports with the ASIC.

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

- Telstra Corporation Limited;
- Telstra Holdings Pty Ltd;
- Telstra International Limited;
- Telstra Communications Limited;
- Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd);
- Telstra Multimedia Pty Ltd;
- On Australia Pty Ltd;
- Telstra Media Holdings Pty Ltd;
- Network Design and Construction Limited;
- Pacific Access Pty Ltd;
- Telstra CB Holdings Limited;
- Telstra CB.net Limited;
- Telstra CB.Com Limited;
- Telstra CB.fs Limited;
- InsNet Pty Ltd;
- Australasian Insurance Systems Pty Ltd;
- TRC Computer Systems Pty Ltd;
- DBA Limited;
- Brokerlink Pty Ltd;
- DBA Computer Systems Pty Ltd;
- Unilink Group Pty Ltd;
- Telstra Media Pty Ltd;
- Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd);
- Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) *; and
- NDC Global Holdings Pty Ltd *.

Telstra Finance Limited is trustee to the deed of cross guarantee.

* These entities were added to the deed of cross guarantee during fiscal 2002 by an assumption deed dated 19 June 2002.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including subsequent amendments made to this class order. This class order was dated 13 August 1998 and has been amended by class orders 98/2017, 00/321, 01/1087 and 02/248. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

- form a closed group and extended closed group as defined in the class order;
- do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and
- guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2002 and 2001 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Closed Group Statement of Financial Position	Closed Group	
	As at 30 June	
	2002	2001
	$m	$m
Current assets		
Cash assets	**528**	1,336
Receivables	**5,254**	8,973
Inventories	**196**	281
Other assets	**1,244**	801
Total current assets	**7,222**	11,391
Non current assets		
Receivables	**725**	1,776
Inventories	**9**	8
Investments - accounted for using the equity method	**80**	189
Investments - other	**3,838**	1,705
Property, plant and equipment	**22,166**	22,256
Future income tax benefit	**131**	113
Intangible assets	**376**	477
Other assets	**2,197**	2,096
Total non current assets	**29,522**	28,620
Total assets	**36,744**	40,011
Current liabilities		
Payables	**2,185**	2,316
Interest-bearing liabilities	**1,624**	5,854
Income tax payable	**596**	611
Provisions	**1,879**	2,016
Revenue received in advance	**1,241**	1,369
Total current liabilities	**7,525**	12,166
Non current liabilities		
Payables	**127**	120
Interest-bearing liabilities	**11,845**	11,365
Income tax payable	**-**	91
Deferred income tax	**1,917**	1,490
Provisions	**823**	846
Revenue received in advance	**438**	456
Total non current liabilities	**15,150**	14,368
Total liabilities	**22,675**	26,534
Net assets	**14,069**	13,477
Shareholders' equity		
Contributed equity	**6,433**	6,433
Reserves	**13**	26
Retained profits	**7,623**	7,018
Shareholders' equity available to the closed group	**14,069**	13,477

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(1) (continued)

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2002 and 2001 is presented according to ASIC class order 98/1418 (as amended) as below. This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed Group Statement of Financial Performance and Retained Profits reconciliation	Closed Group	
	Year ended 30 June	
	2002	2001
	$m	$m
Ordinary activities		
Profit before income tax expense	**4,973**	6,462
Income tax expense	**1,763**	2,185
Net profit available to the closed group	**3,210**	4,277
Retained profits at the beginning of the financial year available to the closed group	**7,018**	5,186
Transfer out of the closed group (1) (a)	**225**	-
Total available for distribution	**10,453**	9,463
Dividends provided for or paid	**2,830**	2,445
Retained profits at the end of the financial year available to the closed group	**7,623**	7,018

(1) (a) The consolidated assets and liabilities of the closed group includes closed group members' equity accounted investments and investments in controlled entities that are not members of the closed group. Investments in controlled entities which are not part of the closed group are recorded at cost less provision for diminution and are not consolidated as part of this group.

On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (TelstraClear) (previously TelstraSaturn Limited) giving us a 58.4% controlling interest. Prior to 12 December 2001, TelstraClear was a joint venture entity and included as an equity accounted investment in the closed group. The current year net profit available to the closed group includes year to date equity accounted losses for TelstraClear of $75 million for the period 1 July 2001 to 12 December 2001.

The transfer out of retained profits in fiscal 2002 of $225 million represents accumulated equity accounted retained losses as at 12 December 2001. From this date, the investment is no longer equity accounted and is included in the closed group at cost less provision for diminution.

(2) We signed a deed poll effective 28 June 2002, whereby we have given up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer have the capacity to control this entity. We have deconsolidated the Keycorp group as at 28 June 2002 and have reclassified our investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence Keycorp's operating and financial policies.

Liquidations

(3) As at 30 June 2002, the following companies were in voluntary liquidation:

- Telecom Australia (Saudi) Company Ltd; and
- Telstra New Zealand Limited.

The following companies were liquidated during fiscal 2002:

- Telstra eConnect LLC on 19 December 2001; and
- Telstra South Asia Holdings Limited on 18 June 2002.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, the Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra's involvement with these trusts will be dissolved during fiscal 2003.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Rounded investments

(4) The cost of the Telstra Entity's investments in controlled entities, which is not shown when rounded to the nearest million dollars is as follows:

	As at 30 June	
	2002	2001
	$	$
Telstra Rewards Pty Ltd.	#	2
Telstra Finance Limited.	5	5
Telstra ESOP Trustee Pty Ltd.	2	2
Telstra Growthshare Pty Ltd.	1	1

Investment greater than $1 million as at 30 June 2002.

Controlled entities with no equity ownership

(5) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. As we have effective control over this entity through economic dependency we have consolidated it into the group financial report. This company does not have any significant assets or liabilities.

Controlled entities with equity ownership less than or equal to 50%

(6) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the board of directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows into our financial report.

Trusts which are not consolidated

(7) We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP 97) and Telstra Employee Share Ownership Plan Trust II (TESOP 99). We do not control or significantly influence the trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust. We do not control or significantly influence the trust as beneficial ownership and control remains with the executives who participate in the share plans administered by the trustee on their behalf.

For the reasons mentioned above we have not consolidated any of these trusts.

Entities where we own greater than 50% equity but do not classify as controlled

(8) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super or TSS). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. The board has equal representation of employee representatives, and is therefore classified as an associated entity as we have significant influence over Telstra Super Pty Ltd (refer note 24).

Controlled entities with different balance dates

(9) The following companies have different balance dates to our balance date of 30 June for fiscal 2002:

- Telecom Australia (Saudi) Company Limited - 31 December;
- Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December; and
- NDC Global Philippines, Inc - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Controlled entities not individually audited by the Australian National Audit Office

(10) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

New incorporations and investments

(11) We have invested in or incorporated the following entities during fiscal 2002:

- RWC, HK Limited on 17 August 2001;
- Hypertokens Pty Ltd on 11 April 2002;
- Beijing Australia Telecommunications Technical Consulting Services Company Limited on 25 January 2002;
- NDC Global Holdings (Thailand) Limited on 19 July 2001;
- CitySearch Australia Pty Ltd on 23 May 2002; and
- CitySearch Canberra Pty Ltd on 23 May 2002.

We also acquired an additional 51% interest in NDC Global Services (Thailand) Limited on 27 July 2001. We controlled this entity prior to this acquisition.

The amounts initially invested were not significant.

(12) On 28 June 2002, PCCW redeemed in full the US$750 million 2007 convertible note held by us. We valued this note on a yield to maturity basis and adjusted the value in our accounts accordingly. At 28 June 2002, this note was valued at $1,329 million.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

New incorporations and investments (continued)

(12) (continued)

The fair value of the redemption was applied to acquire PCCW's 40% interest in Joint Venture (Bermuda) No 2 Limited (known as Regional Wireless Company or RWC) and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. As a result of the above transactions we now own 100% of RWC. The fair value of the acquisition for the additional 40% investment in RWC was $992 million. Refer note 13 for additional information on goodwill acquired.

(13) On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited for $40 million giving us a 58.4% controlling interest. This coincided with a change in name from TelstraSaturn Limited to TelstraClear Limited. Prior to this date TelstraSaturn Limited was a joint venture entity and equity accounted.

Our investment in TelstraClear Limited includes its controlled entities as listed below:

- Saturn Communications Limited;
- Paradise.Net Limited;
- Kiwi Cable Company Limited;
- Netlink Limited;
- TelstraSaturn Holdings Limited;
- CLEAR Communications Limited;
- CLEAR Communications (Australia) Pty Limited;
- ZFREE Limited; and
- ZTALK Limited;

Within a period of 15 months from 12 December 2001, the minority shareholder is entitled to acquire that part of our shareholding that would return the ownership structure of TelstraClear to its previous 50% owned joint venture structure. The price for these shares would be a defined premium to market value.

In addition to this, the minority shareholder also holds a put option under which they are entitled to sell their entire shareholding in TelstraClear to us at a strike price based on the market value of the shares at the time of exercise of the option. This option is only exercisable after 30 June 2004, for a specified period of time. We hold a corresponding call option over the minority shareholder's interest in TelstraClear, under which we are entitled to acquire their shareholding under the same terms as the put option held by them. Should either of these options be exercised, we would hold a 100% ownership interest in TelstraClear.

Sales and mergers

(14) The following entities were sold or merged during fiscal 2002:

- On 19 December 2001, North Point Telecommunications merged with Telstra Inc.;
- On 31 March 2002, shares in Telstra Wholesale Trading Inc. were transferred to Reach Ltd (Reach). Economic benefits in Telstra Wholesale Trading Inc. were attributed to Reach during fiscal 2001 and up until 31 March 2002 as part of the original sale of our global wholesale business in the prior year; and
- On 13 May 2002, as part of an exit strategy, we sold our ordinary shares in Telstra Vishesh Communications Private Limited and acquired non voting preference shares for $11 million on the same date. Accordingly, this entity is no longer a controlled entity and is recorded as an investment in other corporations. It is expected that the preference shares will be sold during fiscal 2003.

The following entities were sold between entities within the Telstra group:

- The following entities were sold by CLEAR Communications Limited to TelstraClear Limited on 30 June 2002:
  - ZFREE Limited;
  - ZTALK Limited; and
  - CLEAR Communications (Australia) Pty Ltd.
- On 30 November 2001, On Australia Pty Ltd sold its business to Telstra Corporation Limited. From this date the company is dormant.
- On 30 June 2002, Telstra Global Limited sold its investment in Telstra Inc. to Telstra Holdings Pty Ltd.

Dividends received by the Telstra Entity

(15) Dividends were received by the Telstra Entity during fiscal 2002 from the following entities:

- Network Design and Construction Limited $nil (2001: $23.3 million); and
- Advanced Network Management Pty Ltd $nil (2001: $0.2 million).

Change of company names

(16) The following entities changed names during fiscal 2002:

- Telstra Datacasting Pty Limited changed its name to Telstra Pay TV Pty Ltd on 4 April 2002;
- Telstra R&D Management Pty Ltd changed its name to Telstra New Wave Pty Ltd on 22 August 2001;
- Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Limited on 29 August 2001; and
- Telstra Retail (HK) Limited changed its name to Telstra International HK Limited on 9 November 2001.

On 19 August, 2002, Pacific Access changed its name to Sensis Pty Ltd.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture entity	Principal activities	Ownership interest As at 30 June		Telstra Group's recorded amount of investment (*) As at 30 June		Telstra Entity's recorded amount of investment (*) As at 30 June	
		2002 %	2001 %	2002 $m	2001 $m	2002 $m	2001 $m
(i) Joint venture entities							
FOXTEL Partnerships (#)	Pay television	50.0	50.0	42	47	-	-
Customer Services Pty Ltd (1)	Customer service	50.0	50.0	-	-	-	-
FOXTEL Management Pty Ltd (1)	Management services	50.0	50.0	-	-	-	-
FOXTEL Cable Television Pty Ltd (1) (3)	Pay television	80.0	80.0	-	-	-	-
Reach Ltd (incorporated in Bermuda) (a)	International connectivity services to wholesale customers	50.0	50.0	945	854	-	-
DataOne Corporation Pte Ltd (incorporated in Singapore) (a) (1)	Internet hosting company	20.0	20.0	-	2	-	-
Dynegy Connect LP (incorporated in USA) (a) (9)	Intellectual property and software	-	20.0	-	95	-	-
Stellar Call Centres Pty Ltd (2)	Call centre services and solutions	50.0	50.0	9	5	3	3
TelstraClear Limited (formerly TelstraSaturn Limited) (incorporated in New Zealand) (11) (12)	Telecommunications carrier and service provider	58.4	50.0	-	79	-	-
Xantic B.V. (incorporated in The Netherlands) (a)	Global satellite communications	35.0	35.0	114	110	-	-
Investment 2000 Pty Ltd (a) (1) (8)	Olympic business investment opportunities	25.0	25.0	-	-	-	-
IDC Limited (incorporated in Bermuda) (a)	Dormant	50.0	50.0	-	-	-	-
TNAS Limited (incorporated in New Zealand) (b) (1) (7)	Toll free number portability in New Zealand	50.0	-	-	-	-	-
note 11				**1,110**	1,192	**3**	3

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership combined.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting.

(*) The Telstra Group carrying amounts are equity accounted. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated entity	Principal activities	Ownership interest		Telstra Group's recorded amount of investment (*)		Telstra Entity's recorded amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2002	2001	2002	2001	2002	2001
		%	%	$m	$m	$m	$m
(ii) Associated entities							
IBM Global Services Australia Limited (a) (1) (2).	Information technology services	22.6	22.6	-	2	-	-
Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a)	Network cable provider	39.9	39.9	34	11	-	-
Solution 6 Holdings Limited (13) .	Business software system provider	15.2	19.1	14	34	-	10
ECard Pty Ltd	Smart card transaction processing	41.0	41.0	12	16	31	20
PT Mitra Global Telekomunikasi Indonesia (incorporated in Indonesia) (a) (14)	Telecommunications services	20.3	20.3	27	3	-	-
Telstra Super Pty Ltd (1) (4)	Superannuation trustee	100.0	100.0	-	-	-	-
Myinternet Limited (formerly myinternet.com.au Pty Ltd) (1) (12)	Educational portal	21.1	20.9	-	1	-	-
Keycorp Limited (1) (5) (10)	Electronic transactions solutions	47.9	50.7	-	-	-	-
Keytec Nominees Pty Ltd (1) (10) .	Trustee company	-	40.0	-	-	-	-
Telstra Foundation Limited (1) (6)	Charitable trustee organisation	100.0	-	-	-	-	-
CityLink Limited (incorporated in New Zealand) (b) (1) (7)	Provider of wholesale fibre bandwidth	27.1	-	-	-	-	-
	note 11			87	67	31	30

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting.

(*) The Telstra Group carrying amounts are equity accounted. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Share of joint venture entities and associated entities net losses/(profits)

| | Year ended 30 June | |
	2002 **$m**	2001 $m
Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:		
Joint venture entities		
- FOXTEL Partnerships	**47**	38
- Stellar Call Centres Pty Ltd (2)	**(4)**	(2)
- TelstraClear Limited (formerly TelstraSaturn Limited) (11) (12)	**75**	85
- Xantic B.V.	**-**	36
- Telecom Services Kiribati Limited (2)	**-**	(1)
- Harmony Telecommunications Pty Ltd	**-**	4
- Dynegy Connect LP (9)	**12**	16
- Reach Ltd	**(53)**	(48)
- DataOne Corporation Pte Ltd (1)	**2**	-
	79	128
Associated entities		
- IBM Global Services Australia Limited (1) (2)	**(7)**	(2)
- Australian-Japan Cable Holdings Limited	**12**	2
- Solution 6 Holdings Limited (13)	**(9)**	53
- ECard Pty Ltd	**15**	5
- PlesTel Operating Trust (2)	**-**	(11)
- Myinternet Limited (formerly myinternet.com.au Pty Ltd) (1) (12)	**-**	8
- PT Mitra Global Telekomunikasi Indonesia (14)	**(9)**	-
	2	55
	81	183

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture entities and associated entities notes

Rounded investments

(1) The carrying amount of our investment in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars:

	Carrying amount of investment			
	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$	$	$	$
(i) Joint venture entities				
Customer Services Pty Ltd	*	*	-	-
FOXTEL Management Pty Ltd	1	1	-	-
FOXTEL Cable Television Pty Ltd (3)	*	*	-	-
Investment 2000 Pty Ltd (8)	*	*	12	12
DataOne Corporation Pte Ltd	*	-	-	-
TNAS Limited (7)	-	-	-	-
(ii) Associated entities				
Telstra Super Pty Ltd (4)	*	*	2	2
Keytec Nominees Pty Ltd (10)	-	40	-	-
IBM Global Services Australia Limited (2)	#	**	-	-
Myinternet Limited (12)	*	**	-	-
Keycorp Limited (5)	*	-	-	-
CityLink Limited (7)	296,272	-	-	-
Telstra Foundation Limited (6)	-	-	-	-

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

During fiscal 2001, we resumed equity accounting. However, at 30 June 2002 equity accounting was again suspended due to additional losses being recorded.

** Investment rounded to greater than $1 million in fiscal 2001.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture entities and associated entities notes (continued)

Dividends received from joint venture and associated entities

(2) We received or were presently entitled to receive dividends and distributions from the following entities during fiscal 2002:

- Telecom Services Kiribati Limited $nil (2001: $0.558 million);
- PlesTel Operating Trust $nil (2001: $0.282 million);
- IBM Global Services Australia Limited $8.977 million (2001: $nil); and
- Stellar Call Centres Pty Ltd $0.146 million (2001: $nil).

Associated entities where we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity, as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the board of directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super or TSS). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. The board has equal representation with employee representatives, and is therefore classified as an associated entity as we have significant influence over Telstra Super Pty Ltd.

Equity accounted investments previously consolidated

(5) We signed a deed poll effective 28 June 2002, whereby we have given up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer have the capacity to control the company.

We have deconsolidated the Keycorp group from 28 June 2002 and have reclassified the investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence the operating and financial policies.

Our interest in Keycorp has decreased to 47.9% (from 50.75% at 30 June 2001) due to three separate dilutions in our shareholdings.

We have equity accounted our share of Keycorp's post acquisition losses and reserves to the extent that the investment carrying value is reduced to $nil and as at 30 June 2002 equity accounting was suspended. The equity method of accounting will not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

New incorporations and investments

(6) On 13 March 2002, we incorporated Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We have not contributed any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of Telstra's Kids Fund. The principal activity of the fund is to support charitable organisations with a focus on improving the lives of Australia's children and young people. We do not consolidate TFL as we do not control the board of directors. However, due to our board representation we significantly influence TFL.

(7) On 12 December 2001, we acquired an investment in CityLink Limited and TNAS Limited as part of our acquisition of a controlling interest in TelstraClear Limited (refer (11) below). Both entities are associates of TelstraClear Limited.

Liquidation and de-registration of companies

(8) Investment 2000 Pty Ltd is currently in liquidation.

Sale of investments

(9) On 20 August 2001, we exercised a put option requiring Dynegy Inc. to return our 20% investment in Dynegy Connect LP. As a result, we transferred the investment balance to other current receivables. We expect to receive the carrying amount in full, however final settlement is currently subject to litigation.

Investments no longer equity accounted

(10) On 15 November 2001, we acquired an additional 60% shareholding in Keytec Nominees Pty Ltd (Keytec) which resulted in Keytec becoming a controlled entity of Keycorp and consolidated into the Telstra Group. Prior to this date, Keytec was classified as an associated entity and equity accounted. From 28 June 2002, the investment is no longer consolidated on the basis that we no longer control Keycorp (refer (5) above).

(11) On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (formerly TelstraSaturn Limited) giving us a controlling interest. Prior to this date TelstraClear Limited was a joint venture entity and equity accounted.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture entities and associated entities notes (continued)

Change of company names

(12) The following investments changed their names during the year:

- myinternet.com.au Pty Ltd changed its name to Myinternet Limited on 26 July 2001; and
- TelstraSaturn Limited changed its name to TelstraClear Limited on 12 December 2001.

Associated entities where we own less than 20% of issued shares

(13) Our investment in Solution 6 Holdings Limited (Solution 6) has decreased from 19.1% at 30 June 2001 to 15.2% as at 30 June 2002 due to a dilution in our shareholding. We are the largest single shareholder and have entitlement to appoint a director to the board of Solution 6. On this basis we have the capacity to affect substantially the financial and operating policies of the entity and continue to record the investment as an associated entity.

Resumption of equity accounting during fiscal 2002

(14) Equity accounting for PT Mitra Global Telekomunikasi Indonesia was suspended during fiscal 1998 due to the investment balance being written down to its recoverable amount of $nil. This was primarily due to uncertainties in the Indonesian economy. We resumed equity accounting during fiscal 2002 following a reassessment of the recoverability of our investment.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture and equity accounting information

The movements in the consolidated equity accounted amount of our joint venture and associated entity investments are summarised as follows:

		Joint venture entities Telstra Group Year ended/As at 30 June		Associated entities Telstra Group Year ended/As at 30 June	
	Note	2002 $m	2001 $m	2002 $m	2001 $m
Carrying amount of investments at beginning of year		**1,192**	284	**67**	166
Additional investments made during the year		**67**	1,924	**39**	11
		1,259	2,208	**106**	177
Share of profits/(losses) before income tax expense		**38**	(11)	**(1)**	(29)
Share of income tax expense		**(41)**	(25)	**(2)**	(3)
Share of net losses.		**(3)**	(36)	**(3)**	(32)
Amortisation of unrealised inter-entity profits after income tax		**47**	39	**1**	12
Write-off of notional goodwill		**-**	(71)	**-**	(31)
Amortisation of notional goodwill.		**(123)**	(60)	**-**	(4)
Share of net losses		**(79)**	(128)	**(2)**	(55)
Adjusted for initial unrealised inter-entity profits after income tax		**-**	(875)	**-**	-
Dividends and distributions received		**-**	(1)	**(9)**	-
Share of reserves.		**53**	3	**(18)**	-
Share of foreign currency translation reserve and movements due to exchange rate translations.		**45**	(34)	**10**	1
Sale/transfers of investments during the year		**(168)**	(3)	**-**	(30)
Carrying amount of investments before reduction to recoverable amount		**1,110**	1,170	**87**	93
Reduction in value of investments to recoverable amount		**-**	22	**-**	(26)
Carrying amount of investments at end of year 11		**1,110**	1,192	**87**	67
Our share of contingent liabilities of joint venture entities and associated entities - we are not directly liable for these		**1**	1	**-**	-
Our share of capital commitments contracted for, by our joint venture entities and associated entities - we are not directly liable for these		**239**	253	**44**	99
Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities - we are not directly liable for these		**287**	684	**70**	92
Summarised presentation of our share of all of our associates' assets, liabilities and net profits/(losses) (including equity accounted investments that have been suspended) (a):					
Net profits/(losses)				**3**	(51)
Assets				**571**	571
Liabilities				**474**	486

(a) These disclosures only apply to associated entities. Refer below for the disclosures that apply to joint venture entities.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture and equity accounting information (continued)

Other disclosures for joint venture entities

Summarised presentation of our share of all joint venture entities'
assets, liabilities and profit and loss items (including equity accounted
investments that have been suspended):

	Joint venture entities	
	Telstra Group	
	Year ended/As at 30 June	
	2002	2001
	$m	$m
Current assets	**547**	662
Non current assets	**3,654**	3,719
Total assets	**4,201**	4,381
Current liabilities	**566**	779
Non current liabilities	**1,742**	1,557
Total liabilities	**2,308**	2,336
Net assets	**1,893**	2,045
Total revenues	**1,839**	1,556
Total expenses	**1,825**	1,565
Profits/(losses) before income tax expense	**14**	(9)
Income tax expense	**41**	25
Net losses	**(27)**	(34)

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities Telstra Group		Associated entities Telstra Group	
	As at 30 June		As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (i)	(1,530)	(1,451)	(143)	(132)
Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	9	(43)	(35)	(45)
Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	-	3	(17)	1

(i) The following items are included in this amount:

- share of net (losses)/profits;
- initial unrealised inter-entity profit after tax adjustment;
- notional goodwill amortisation;
- deferred profits amortised;
- dividends and distributions received; and
- reduction in value of investments to recoverable amount.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m

25. Directors' remuneration - salaries and other benefits

Total income and benefits of all directors of the Telstra Entity (a)			**3.927**	3.668
Total income and benefits of all directors of the Telstra Entity and all of the directors of our controlled entities (a).	**4.338**	3.870		

The income brackets of Telstra Entity directors are displayed below
together with the number of Telstra Entity directors with income in
those brackets:

			Number	Number
$40,000 - $49,999			**1**	2
$50,000 - $59,999			**1**	-
$70,000 - $79,999			**3**	4
$80,000 - $89,999			**1**	2
$90,000 - $99,999			**1**	1
$100,000 - $109,999			**-**	1
$110,000 - $119,999			**1**	-
$120,000 - $129,999			**2**	1
$150,000 - $159,999			**1**	-
$190,000 - $199,999			**-**	1
$250,000 - $259,999			**1**	1
$280,000 - $289,999			**1**	-
$2,340,000 - $2,349,999			**-**	1
$2,390,000 - $2,399,999			**1**	-

(a) Directors' remuneration also includes employer contributions
made to superannuation funds.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m

26. Executives' remuneration - salaries and other benefits

An executive officer is a person who is a member of our senior management team and is involved in our strategic direction and operational management. This includes the chief executive officer (CEO), those who report direct to the CEO and the next level of executives who have a direct reporting relationship to the CEO's direct reports.

	2002 $m	2001 $m	**2002 $m**	2001 $m
Total income and benefits of all Australian based executive officers of the Telstra Entity where their income is $100,000 or more (a) (b) (c) (d).			**44.540**	39.385
Total income and benefits of all Australian based executive officers of the Telstra Entity and our controlled entities where their income is $100,000 or more (a) (b) (c) (d)	**47.106**	44.626		

The income brackets of all Australian based executives whose income is $100,000 or more are displayed below, together with the number of executives with income in those brackets:

	Number	Number	**Number**	Number
$100,000 - $109,999	**1**	-	**-**	-
$110,000 - $119,999 (d)	**1**	1	**1**	1
$120,000 - $129,999 (d)	**5**	2	**3**	2
$130,000 - $139,999	**-**	2	**-**	1
$140,000 - $149,999 (d)	**5**	1	**3**	1
$150,000 - $159,999	**2**	1	**2**	-
$160,000 - $169,999	**2**	1	**2**	-
$170,000 - $179,999	**1**	4	**-**	3
$180,000 - $189,999	**3**	4	**3**	3
$190,000 - $199,999 (d)	**5**	2	**3**	1
$200,000 - $209,999	**3**	4	**2**	4
$210,000 - $219,999	**1**	1	**-**	1
$220,000 - $229,999	**4**	1	**4**	1
$230,000 - $239,999	**-**	10	**-**	6
$240,000 - $249,999	**3**	4	**3**	3
$250,000 - $259,999	**3**	4	**2**	3
$260,000 - $269,999	**-**	9	**-**	5
$270,000 - $279,999	**2**	1	**2**	1
$280,000 - $289,999	**2**	-	**2**	-
$290,000 - $299,999	**4**	3	**4**	3
$300,000 - $309,999	**5**	5	**4**	4
$310,000 - $319,999	**3**	3	**3**	3
$320,000 - $329,999	**3**	1	**3**	1
$330,000 - $339,999	**1**	4	**1**	4
$340,000 - $349,999	**1**	1	**1**	1
$350,000 - $359,999	**4**	2	**4**	2
$360,000 - $369,999 (d)	**3**	1	**3**	1
$370,000 - $379,999	**2**	1	**2**	1
$380,000 - $389,999	**2**	1	**1**	1
$390,000 - $399,999 (d)	**2**	1	**2**	1
$400,000 - $409,999	**3**	1	**3**	1

(continued over page)

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2002	2001	**2002**	2001

26. Executives' remuneration - salaries and other benefits (continued)

	Number	Number	**Number**	Number
$420,000 - $429,999 (d)	**3**	-	**3**	-
$430,000 - $439,999	**4**	-	**4**	-
$440,000 - $449,999	**1**	-	**1**	-
$450,000 - $459,999	**1**	1	**1**	1
$460,000 - $469,999 (d)	**3**	4	**3**	4
$470,000 - $479,999	**2**	2	**2**	2
$480,000 - $489,999	**1**	1	**1**	1
$490,000 - $499,999	**2**	-	**2**	-
$500,000 - $509,999	**1**	2	**1**	2
$520,000 - $529,999	**4**	2	**4**	2
$530,000 - $539,999	**2**	-	**2**	-
$540,000 - $549,999	**-**	1	**-**	1
$550,000 - $559,999	**-**	1	**-**	1
$560,000 - $569,999	**2**	-	**2**	-
$600,000 - $609,999	**-**	1	**-**	-
$610,000 - $619,999	**-**	1	**-**	1
$620,000 - $629,999 (d)	**2**	-	**2**	-
$630,000 - $639,999	**-**	2	**-**	2
$650,000 - $659,999	**-**	2	**-**	2
$670,000 - $679,999 (d)	**1**	1	**1**	1
$710,000 - $719,999	**1**	-	**1**	-
$740,000 - $749,999 (d)	**1**	-	**1**	-
$790,000 - $799,999	**-**	1	**-**	1
$800,000 - $809,999	**-**	1	**-**	1
$840,000 - $849,999	**-**	1	**-**	-
$870,000 - $879,999	**-**	1	**-**	1
$920,000 - $929,999	**-**	1	**-**	1
$930,000 - $939,999	**1**	-	**1**	-
$1,060,000 - $1,069,999	**1**	1	**1**	1
$1,160,000 - $1,169,999	**-**	2	**-**	2
$1,190,000 - $1,199,999	**1**	-	**1**	-
$1,210,000 - $1,219,999	**-**	1	**-**	1
$1,250,000 - $1,259,999	**1**	-	**1**	-
$1,340,000 - $1,349,999 (d)	**1**	-	**1**	-
$1,380,000 - $1,389,999	**-**	1	**-**	1
$1,470,000 - $1,479,999	**-**	1	**-**	1
$1,680,000 - $1,689,999	**1**	-	**1**	-
$1,700,000 - $1,709,999 (d)	**1**	-	**1**	-
$2,340,000 - $2,349,999	**-**	1	**-**	1
$2,390,000 - $2,399,999	**1**	-	**1**	-

Notes to the Financial Statements (continued)

26. Executives' remuneration - salaries and other benefits (continued)

(a) Income and benefits of executives includes:

- fixed remuneration which is made up of salary, company superannuation contributions and benefits including fringe benefits tax;
- manager incentive plan payments relating to actual performance for Telstra and the individual in fiscal 2002;
- retirement/redundancy/termination payments totalling $4.06 million (2001: $5.13 million) for the Telstra Group; and
- retirement/redundancy/termination payments totalling $4.00 million (2001: $4.74 million) for the Telstra Entity.

(b) The Manager Incentive Plan (MIP) is an annual plan open to all of our executives. The amount of remuneration at risk (target incentive) varies between 10% and 43% (2001: 14% and 27%) of the total remuneration package depending on the executive's role. The plan is based on performance against set targets for corporate, business unit and individual measures. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any MIP is payable, a target must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

(c) Telstra Growthshare commenced in fiscal 2000 and provides for selected senior executives who contribute significantly to our future long term profitability to be invited to participate in an equity based Long Term Incentive (LTI) plan, on an annual basis. Those selected senior executives were eligible to receive an allocation of options, restricted shares or both. The options and restricted shares can only be exercised to normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. The performance hurdle for the restricted shares and options allocated in fiscal 2000 and 2001 was that the 30 day average Telstra Accumulation Index must exceed the 30 Day Average All Industrials Accumulation Index at any time during the stated performance period between the third anniversary and up to, but not including, the fifth anniversary of the allocation dates of the shares and options.

In fiscal 2002, Telstra updated the terms and conditions of the equity based long term incentive plan. As such, selected senior executives are invited to participate in Telstra Growthshare and can receive an allocation of performance rights, options or both. The performance rights and options can only be exercised to normal ordinary shares between certain time periods and if performance hurdles have been achieved. Both the performance rights and options are subject to a performance hurdle. If this hurdle is not achieved they will have a $nil value and will lapse. The performance hurdle for options and performance rights allocated in fiscal 2002 is detailed in note 19.

As the achievement of the performance hurdle is uncertain a remuneration value is not attributed to the performance rights or options. Under Telstra's USGAAP disclosures (refer note 30) an approach consistent with the binomial and Black-Scholes valuation models was adopted. Refer to note 19 for more details on Telstra Growthshare.

The fair value for the September 1999 allocation is $1.38 per option and $5.64 for restricted shares. The fair value for the September 2000 allocation is $0.89 per option and $2.05 for restricted shares. The fair value for the March 2001 allocation was $0.80 per option and $2.15 for restricted shares. The fair value for the September 2001 allocation is $0.90 per option and $2.33 for performance rights. The fair value of the March 2002 allocation is $0.97 per option and $2.51 for performance rights.

In fiscal 2001, selected senior executives were eligible to receive benefits from a cash based LTI plan which rewarded those selected senior executives against pre-determined company performance metrics. This plan ceased at the end of fiscal 2001.

(d) Includes payments relating to individual contractual commitments and the commencement or completion of employment with us during fiscal 2002.

Notes to the Financial Statements (continued)

27. Related entity transactions

Ultimate controlling entity

The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.

We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.

Directors of the Telstra Entity

The names of each person who held office as a director of the Telstra Entity for the whole of fiscal 2002 were:

Robert C Mansfield	Anthony J Clark	Donald G McGauchie
John T Ralph	John E Fletcher	John W Stocker
Sam H Chisholm	Catherine B Livingstone	Zygmunt E Switkowski

- Belinda J Hutchinson was appointed as director on 16 November 2001.
- Charles Macek was appointed as director on 16 November 2001.
- William A Owens was appointed as director on 16 November 2001.
- N Ross Adler retired as director on 16 November 2001.
- Malcolm G Irving retired as director on 16 November 2001.
- Elizabeth A Nosworthy retired as director on 16 November 2001.

Details of directors' remuneration, superannuation and retirement payments are listed in note 25.

Loans to directors of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2002, 2001 or 2000.

In fiscal 1998, Z E Switkowski (before being appointed chief executive officer and managing director) was provided with a loan from the Telstra Entity as part of his participation in the Telstra Employee Share Ownership Plan (TESOP 97). The loan was provided interest free and on the same conditions as all other eligible employees who participated in TESOP 97. During fiscal 2000, Z E Switkowski also participated in the Telstra Employee Share Ownership Plan II (TESOP 99). Further details of the share plans are contained in note 19.

The total loan provided during fiscal 2002 was $nil, (2001: $1,160 - being the second instalment for the shares acquired under TESOP 99; 2000: $1,799). The total amounts repaid during fiscal 2002 were $469 (2001: $407; 2000: $560). At 30 June 2002, the outstanding balance of the loan to Z E Switkowski was $7,699 (2001: $8,169; 2000: $7,416).

Other transactions with directors of the Telstra Entity and their director related entities

Each of the directors of the Telstra Entity have telecommunications services transactions with the Telstra Group which are not significant and are both trivial and domestic in nature. Director related entities also have telecommunications services which are on normal commercial terms and conditions.

Loan to Telstra Growthshare

During fiscal 2000, Telstra created Telstra Growthshare (a senior executive equity participation plan). In fiscal 2002, we advanced $81 million (2001: $32 million; 2000: $17 million) to Telstra Growthshare to enable it to purchase shares in the Telstra Entity. Of the $81 million loan, $7 million (2001: $5 million; 2000: $3 million) was to acquire restricted shares. This amount has been written off to the profit and loss as it is not repayable to Telstra. The balance of $115 million (2001: $41 million; 2000: $14 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP 97 and TESOP 99. During fiscal 2002, $nil (2001: $nil; 2000: $76 million) was advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP 97 and TESOP 99 are provided interest free. During fiscal 2002, $40 million (2001: $75 million) of the loans under TESOP 97 and TESOP 99 were repaid. At 30 June 2002, the outstanding loan balance for both schemes was $230 million (2001: $270 million). Refer to note 19 for further information.

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Directors of the Telstra Entity interests in shares of the Telstra Entity

As at 30 June 2002 and 2001, the directors, family members and their related entities had interests in the share capital of the Telstra Entity as follows:

Telstra Entity - shares (a)

	As at 30 June 2002			As at 30 June 2001		
	Direct	**Indirect**	**Total**	Direct	Indirect	Total
R C Mansfield . . .	**36,139**	**82,400**	**118,539**	26,886	82,400	109,286
J T Ralph	**9,071**	**72,100**	**81,171**	4,444	72,900	77,344
N R Adler (b). . . .	**-**	**-**	**-**	51,753	50,400	102,153
S H Chisholm . . .				-	-	-
A J Clark	**14,595**	**69,500**	**84,095**	11,866	69,500	81,366
J E Fletcher	**3,744**	**32,000**	**35,744**	1,237	32,000	33,237
B J Hutchinson (c)	**38,775**	**19,600**	**58,375**	-	-	-
M G Irving (b) . . .	**-**	**-**	**-**	26,153	54,400	80,553
C B Livingstone . .	**14,144**	**17,150**	**31,294**	11,637	17,150	28,787
C Macek (c)	**1,554**	**22,000**	**23,554**	-	-	-
D G McGauchie . .	**4,373**	**18,700**	**23,073**	1,866	18,700	20,566
E A Nosworthy (b)	**-**	**-**	**-**	9,583	29,200	38,783
W A Owens (c) . .	**1,997**	**-**	**1,997**	-	-	-
J W Stocker	**6,178**	**54,325**	**60,503**	2,953	54,325	57,278
Z E Switkowski (a)	**46,520**	**109,290**	**155,810**	29,700	98,410	128,110

Unless related to TESOP 99, TESOP 97 or Telstra Growthshare, shares acquired or disposed by directors during the year have been on a normal arm's length basis as could be obtained in an external market. Overall, there has been 83,420 shares acquired and 2,950 shares disposed of during fiscal 2002.

(a) There have been no shares issued under TESOP 97 and TESOP 99. Shares have been allocated under the directshare equity plan. A schedule of the shareholdings and details on this plan are included in note 19.

(b) Retired during fiscal 2002.

(c) Appointed during fiscal 2002.

Telstra Entity - cumulative options, restricted shares and performance rights issued under Telstra Growthshare

	As at 30 June 2002		As at 30 June 2001	
	Options	**Restricted shares/ Performance rights**	Options	Restricted shares
Z E Switkowski (d) .	**3,456,000**	**404,000**	764,000	146,000

(d) Refer to note 19 for details of Telstra Growthshare terms and conditions.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP 99 and TESOP 97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP 99 and TESOP 97. During fiscal 2002, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $130,696 (2001: $97,880).

The amount of new loans advanced during fiscal 2002 was $nil (2001: $53,360 - these loans relate to the final instalment on shares under TESOP 99; 2000: $138,523 - these related to loans advanced for the first instalment). Loan repayments of $55,698 (2001: $27,730; 2000: $99,602) were made including 6 directors who repaid their TESOP 97 loans in full. For TESOP 99 shares, directors that have left continue to be the beneficial owner of the shares. The balance of the loans outstanding at 30 June 2002 was $315,245 (2001: $341,388; 2000: $360,640). All controlled entity directors listed below made loan repayments during fiscal 2002 and 2001:

B Akhurst	B Grisdale	K Raissi
K Bradshaw	J Hibbard	M Robey
R Baxter	H Kelly	J Rolland
H Bradlow	S Lee	C Rowles
D Brawn	A Lockwood	S Ruddock
T Bundrock	P Lodge	L Saly
J Burke	M Montalto	H Sawczak
C Cameron	G Moriarty	G Shepherd
D Campbell	G Nicholson	D Simmonds
A Cherubin	J O'Connell	R Simpson
J Coates	G Patterson	J Stanhope
S Cole	T Pearson	P Wallis
T Crossley	N Peckham	M Walsh
P Dalton	K Phillips	P Whorlow
C Davis	P Pickering	K Wijeyewardene
A Day	B Pineau	R Wilcher
A Dix	D Pitt	G Willis
W Donaldson	J Price	L Wood

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Loans to directors of controlled entities (continued)

There were six directors who repaid their TESOP 97 loan in full during the year they were K Bradshaw, P Dalton, J Hibbard, J O'Connell, S Ruddock and R Wilcher. K Bradshaw, S Ruddock and R Wilcher also repaid their TESOP 99 loans in full.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super or TSS)

Telstra Super owns shares in Telstra Corporation Limited. As at 30 June 2002 Telstra Super owned 14,838,932 (2001: 11,305,747) shares with a cost of $77 million (2001: $75 million) and a market value of $69 million (2001: $61 million). In fiscal 2000 Telstra Super also owned instalments receipts in the Telstra Entity of 5,183,485 with a cost of $27 million and market value of $20 million at the end of fiscal 2000. During fiscal 2001, instalment receipts were converted into shares. All purchases and sales of Telstra shares by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Wholly owned group and other related entity disclosures

Amounts receivable from and payable to entities in the wholly owned group and other related entities:

		Telstra Group As at 30 June			Telstra Entity As at 30 June	
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m
Total amounts receivable (including trade debtors) at 30 June from:						
Current						
Wholly owned controlled entities	9	-	-	-	2,620	6,660
Provision for amounts owed by controlled entities (i)	9	-	-	-	(855)	-
		-	-	-	1,765	6,660
Other controlled entities	9	-	-	-	528	5
Joint venture entities and associated entities	9	61	88	80	29	72
Non current						
Wholly owned controlled entities	9	-	-	-	202	227
Provision for amounts owed by controlled entities.	9	-	-	-	(86)	(111)
		-	-	-	116	116
Other controlled entities	9	-	-	-	-	-
Joint venture entities and associated entities	9	46	-	-	46	-
		107	88	80	2,484	6,853
Total amounts payable (including accounts payable) at 30 June to:						
Current						
Wholly owned controlled entities	15,16	-	-	-	1,829	4,882
Joint venture entities and associated entities	15,16	125	119	83	103	83
		125	119	83	1,932	4,965

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

(i) Included in the profit before income tax of the Telstra Entity was a specific charge of $855 million in relation to a provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes.

(ii) In fiscal 2002, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities and other related entities.

• During fiscal 2002, communication assets were sold by the Telstra Entity to a controlled entity in the wholly owned group at cost of $34 million (2001: $42 million; 2000: $32 million).

• The Telstra Entity sold services, purchased goods and communications assets, paid fees and received dividends from, and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

• Network Design and Construction Limited (NDC) constructs communication assets on our behalf. During fiscal 2002 we purchased communication assets from NDC totalling $784 million (2001: $913 million; 2000: $1,157 million).

Included in the revenue received in advance amount at 30 June 2002 is $233 million (2001: $284 million; 2000: $286 million) received from a controlled entity for the use of our Yellow Pages ® trademark. These amounts are not recorded as revenue until the directories are published according to our accounting policy described in note 1.19.

Included in software assets for fiscal 2002 is $168 million (2001: $172 million; 2000: $218 million) paid to IBMGSA.

Included in deferred expenditure for the year ended 30 June 2002 is $nil (2001: $16 million; 2000: $14 million) paid to Australian-Japan Cable Holdings Limited as a payment for future cable capacity purchases. This capacity agreement has now been transferred to Reach Ltd (Reach).

During fiscal 2002 purchases were made by the Telstra Group of $788 million and Telstra Entity of $735 million from Reach Ltd, a joint venture entity. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. The entitlement to capacity is in excess of historical capacity requirements. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $115 million and Telstra Entity of $94 million to Reach.

During fiscal 2002, we paid for operating expenses on behalf of the following entities:

• Telstra Foundation Limited;
• Telstra Community Development Trust;
• Telstra Growthshare Trust;
• Telstra Employee Share Ownership Plan I (TESOP 97); and
• Telstra Employee Share Ownership Plan II (TESOP 99).

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

During fiscal 2002, 2001 and 2000 the Telstra Entity had the following transactions between members of the wholly owned group and other related entities:

	Note	Telstra Group Year ended 30 June 2002 $m	Telstra Group Year ended 30 June 2001 $m	Telstra Group Year ended 30 June 2000 $m	Telstra Entity Year ended 30 June 2002 $m	Telstra Entity Year ended 30 June 2001 $m
Our transactions with entities in the wholly owned group and other related entities						
Profit before income tax expense for the year includes the following transactions:						
Interest revenue from:						
Wholly owned controlled entities	2	**-**	-	-	**67**	97
Joint venture entities and associated entities	2	**2**	2	2	**2**	2
Borrowing costs:						
Wholly owned controlled entities	3	**-**	-	-	**58**	66
Dividend revenue from:						
Wholly owned controlled entities	2	**-**	-	-	**-**	23
Joint venture entities and associated entities	2	**-**	-	5	**-**	-
Sale of goods and services to:						
Joint venture entities and associated entities		**370**	152	155	**120**	91
Purchase of goods and services from:						
Joint venture entities and associated entities		**1,332**	616	416	**1,210**	613

Notes to the Financial Statements (continued)

28. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 30 June 2002 that, in their opinion, has significantly affected or may significantly affect in future years:

- our operations;
- the results of those operations; or
- the state of our affairs;

other than:

On 1 August 2002, we sold a portfolio of seven office properties nationally for $570 million. The carrying value of these properties was $434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures

Derivative financial instruments

Objectives and significant terms and conditions

We use derivative financial instruments to manage financial risks associated with changes in interest rates and foreign currency exchange rates. Instruments that we use to do this include:

- forward foreign currency contracts;
- cross-currency swaps;
- interest rate swaps; and
- interest rate futures contracts.

We do not speculatively trade in these instruments. All derivative transactions are entered into to hedge the risks relating to underlying physical transactions.

As we use the derivative transactions to hedge underlying physical transactions relating to:

- interest rate risk;
- currency risk; or
- other market risk;

the potential for loss or gain is minimal. Gains or losses on the physical transactions are offset by the gains and losses on the related derivative instrument to reduce the risk we are exposed to.

In this note, **interest rate risk** refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. **Foreign currency risk** refers to the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

Interest rate risk

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with set targeted interest rate profiles and debt portfolio maturity profile. We use interest rate swaps, cross currency swaps and futures to achieve these defined levels.

Interest rate risk is calculated on our net debt portfolio that equals financial liabilities less matching short term financial assets whose value is sensitive to interest rates.

Our net debt portfolio includes both physical borrowings such as bonds and commercial paper and associated derivative instruments such as interest rate swaps and cross currency swaps.

Liquidity risk and credit risk

Liquidity risk includes the risk that, as a result of our future liquidity requirements:

- we will be forced to sell financial assets or derivative instruments at a value which is less than what they are worth; or
- we may be unable to exit the derivative instruments at all; or
- we will not have sufficient funds to settle a transaction on the due date.

To help reduce these risks we:

- generally use derivative instruments that are tradeable in highly liquid markets;
- have readily accessible standby facilities and other funding arrangements in place; and
- have a liquidity policy which requires a minimum and average level to be maintained.

Credit risk includes the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. To help reduce this risk we make sure that we do not have any significant exposure to individual entities we undertake derivatives with. We also have a conservative policy in establishing credit limits for the entities we deal with.

Foreign currency risk

Our foreign currency exchange risk is due to:

- firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
- purchase commitments in foreign currencies;
- investments denominated in foreign currencies; and
- a portion of our borrowings denominated in foreign currencies.

We firstly remove the foreign exchange risk on our borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps unless a natural hedge exists.

The remaining foreign exchange rate risks are managed through use of forward foreign currency derivatives and foreign currency borrowings.

Foreign currency risks, excluding translation risk, is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

A key purpose of foreign currency hedging activities is to minimise the volatility of our cash flows due to changes in foreign currency exchange rates.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Foreign currency risk (continued)

We enter into, and hedge transactions in the following significant foreign currencies:

- United States dollars;
- British pounds sterling;
- New Zealand dollars;
- Euro; and
- Japanese yen.

In the prior year, we also hedged transactions in German deutschemarks and French francs.

Exposure on trading activities

We have a net foreign currency exchange exposure on equipment, material and currency conversion exposures, excluding loans and borrowings, as presented in Table A below:

Table A

	Telstra Group			
	Exposure before hedging As at 30 June		Exposure after hedging As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
Net anticipated future transactions (amounts payable)	503	776	261	388
Net transaction exposure (on amounts payable recorded in the statement of financial position)	299	178	154	81
Translation exposure (offshore investments) on amounts receivable	(959)	(1,506)	(959)	(1,440)
	(157)	(552)	(544)	(971)
The maturity dates of the anticipated future transactions are as follows:				
Within 1 year	503	776		
	503	776		

Our hedging policy provides effective hedging for all our foreign currency exchange exposures. As at 30 June 2002, the net unrealised loss (2001: gain) on hedges of anticipated foreign currency commitments is not significant to our financial report.

Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table E. Refer to this table for further detail on our foreign currency exposure.

Exposure on loans and borrowings

We borrow funds in foreign currencies. It is our policy to hedge all currency exposure on foreign currency loans and borrowings with derivative instruments such as cross currency swaps and forward

currency exchange contracts. The terms and conditions of the swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.

We enter into interest rate swaps to adjust interest rate exposures on our debt portfolio to match the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. Under this policy our debt is managed on a portfolio basis. The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.

At 30 June 2002 and 2001, the Australian dollar interest rates varied as shown in Table B below.

Table B Telstra Group

Cross currency swaps		
Fixed	- 2002: from 7.05% to 7.87%	(2001: 7.86%)
Variable	- 2002: from 4.69% to 6.58%	(2001: from 4.95% to 6.47%)

Interest rate swaps		
Fixed	- 2002: from 5.25% to 8.46%	(2001: from 5.25% to 10.65%)
Variable	- 2002: from 4.15% to 5.44%	(2001: from 4.66% to 5.80%)

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Exposure on loans and borrowings (continued)

Derivative instruments are only used for the purpose of managing financial exposures that are present in underlying business transactions. Therefore net market values should not be assessed on their own. Their overall impact should take into account the underlying exposures being hedged.

Interest rate swaps

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us and that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table C below.

The gross notional principal amounts of interest rate swaps was $11,416 million for fiscal 2002 (2001: $11,170 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the gross positions being modified over time as volumes and positions have changed. The net notional principal amount takes into account our offsetting positions.

This approach is undertaken to manage our fixed to variable ratio on net debt, where net debt is defined as financial liabilities less financial assets.

Table C			Telstra Group			
	Net notional principal amount (a)		Net fair value (b)		Carrying amount (c)	
	As at 30 June					
	2002	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m
Interest rate swaps with floating interest rates						
- Less than one year receivable/(payable)	**280**	270	**(3)**	4	**(1)**	(2)
- One to five years receivable/(payable)	**1,763**	173	**(89)**	24	**(79)**	(16)
- Greater than five years receivable/(payable)	**(893)**	(39)	**(12)**	103	**(8)**	(20)
	1,150	404	**(104)**	131	**(88)**	(38)

(a) At 30 June 2002 and 30 June 2001, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is reduced.

(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current accounts payable.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Cross currency swaps

The maturity profile, net principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table D below.

Table D

	Telstra Group					
	Net notional principal amount		Net fair value		Carrying amount (a)	
	As at 30 June					
	2002	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m
Cross currency swaps						
- Less that one year	**119**	-	**36**	-	**31**	-
- One to five years	**3,273**	3,015	**561**	565	**502**	537
- Greater than five years	**4,894**	4,049	**(102)**	51	**33**	-
	8,286	7,064	**495**	616	**566**	537

(a) The carrying amount represents principal which is recorded in borrowings and accrued interest which is recorded in current receivables.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Forward foreign currency contracts

The settlement dates, net Australian dollar amounts receivable/
(payable) and contractual forward exchange rates of our significant
outstanding contracts are listed in Table E below. These include
forward foreign currency contracts relating to our ongoing trading
activities, loans to related entities and short term borrowings as at 30
June.

Table E	Telstra Group	
	As at 30 June	
	2002 $m	2001 $m
United States dollars		
- less than three months, at rates averaging United States dollars $0.5389 (2001: US$0.5140) . . .	117	1,543
- 3 to 12 months, at rates averaging United States dollars $0.5643 (2001: US$0.5064)	251	429
- 12 to 18 months, at rates averaging United States dollars $0.4989 (2001: US$0.4994)	9	33
- over 18 months, at rates averaging United States dollars $0.5630 (2001: US$0.6145).	(2)	(3)
	375	2,002
British pounds sterling		
- less than three months, at rates averaging British pounds sterling 0.3991 (2001: British Pounds Sterling 0.3805).	1	(2)
- 3 to 12 months, at rates averaging British pounds sterling 0.3784 (2001: British Pounds Sterling 0.3655).	7	7
	8	5
German deutschemarks		
- less than three months, at rates averaging German deutschemarks nil (2001: German deutschemarks 1.1749)	-	(6)
- 3 to 12 months, at rates averaging German deutschemarks nil (2001: German deutschemarks nil).	-	-
	-	(6)
Euro		
- less than three months, at rates averaging Euro 0.5895 (2001: Euro 0.5913)	17	8
- 3 to 12 months, at rates averaging Euro 0.5927 (2001: Euro 0.5900).	31	30
	48	38
Japanese yen		
- less than three months, at rates averaging Japanese yen 69.5398 (2001: Japanese yen 64.3951).	1	(7)
- 3 to 12 months, at rates averaging Japanese yen 70.2000 (2001: Japanese yen nil)	3	-
	4	(7)
French francs		
- less than three months, at rates averaging French francs nil (2001: French francs 3.9877).	-	(3)
	-	(3)
New Zealand dollars		
- less than three months, at rates averaging New Zealand dollars $1.215	(500)	-
	(500)	-

The net fair value of forward foreign currency contracts at 30 June
2002 is a $30 million loss (2001: $18 million gain).

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate swaps, cross currency swaps and forward foreign currency contracts - fair value

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

PCCW converting/convertible note - fair value

As at 30 June 2001, we held a convertible note issued by PCCW. This was a US$750 million debt security which had a carrying value at that date of $1,496 million (excluding an $11 million interest accrual), and a fair value of $1,402 million. The fair value was estimated using a complex financial model developed by an independent third party and based on discounted cash flows and the rights to redeem the debt held by both parties.

On 28 June 2002, PCCW redeemed this convertible note in full and the fair value of the redemption was applied to acquire PCCW's 40% interest in Regional Wireless Company (RWC) and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance. As this transaction was completed at year end, the carrying value of the new converting note is considered to represent fair value. Also included in interest expense for fiscal 2002, was $66 million relating to interest rate swaps taken out over the convertible note where the underlying exposure was no longer present at year end.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2002 are shown in Table F below. The information as at 30 June 2001 is shown in Table G.

Table F — Telstra Group — As at 30 June 2002

	Weighted average effective interest rate	Interest rate: Floating	Fixed due dates: 1 yr. or less	Fixed due dates: 2 to 5 yrs.	Fixed due dates: over 5 yrs.	Non interest bearing	Total (c)	Note
	%	$m	$m	$m	$m	$m	$m	
Financial assets								
Cash assets . . . . (a)	3.45	759	-	-	-	311	1,070	8
Trade debtors and accrued revenue . .	-	-	-	-	-	3,595	3,595	9
Bank deposits, bills of exchange and commercial paper > 90 days . . (a)	5.15	388	-	-	-	-	388	9
Share loan to employees.	-	-	-	-	-	230	230	9
Other receivables . . . . (a)	3.50	-	-	-	115	56	171	9
Loans to joint ventures and associated entities. . . . . (a)	4.61	-	16	46	-	-	62	9
PCCW convertible note . . . . (a)	5.00	-	-	337	-	-	337	9
Investments . . . . (b)	-	-	-	-	-	105	105	11
Total financial assets as at 30 June 2002		1,147	16	383	115	4,297	5,958	
Financial liabilities								
Trade creditors and accrued expenditure	-	-	-	-	-	2,365	2,365	15
Other creditors	-	-	-	-	-	555	555	15
Loan from joint venture entity . . . (a)	4.70	-	4	-	-	-	4	16
Bills of exchange and commercial paper. . . . . (a)	4.41	602	-	-	-	-	602	16
Bank loans . . . . (a)	3.87	1,613	-	-	-	-	1,613	16
Telstra bonds . . . . (a)	8.74	-	582	989	1,616	-	3,187	16
Other loans . . . . (a)	5.85	-	148	3,736	4,931	-	8,815	16
Cross currency swaps . . . . (a)	-	2,248	(148)	(1,548)	(1,088)	-	(536)	16
Finance lease liabilities. . . . . (a)	7.11	-	20	21	-	-	41	16
Interest rate swaps . . . . (a)	-	1,150	(280)	(1,763)	893	-	-	
Total financial liabilities as at 30 June 2002		5,613	326	1,435	6,352	2,920	16,646	
Net financial assets/(liabilities) as at 30 June 2002		(4,466)	(310)	(1,052)	(6,237)	1,377	(10,688)	

(a) The effective yield (effective interest rate) on our net debt at 30 June 2002 is 7.7%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk (continued)

Table G — Telstra Group — As at 30 June 2001

	Weighted average effective interest rate %	Interest rate				Non interest bearing	Total (c)	Note
		Floating	Fixed due dates					
			1 yr. or less	2 to 5 yrs.	over 5 yrs.			
	%	$m	$m	$m	$m	$m	$m	Note
Financial assets								
Cash assets . . . . (a)	5.04	876	-	-	-	201	1,077	8
Trade debtors and accrued revenue	-	-	-	-	-	3,662	3,662	9
Bank deposits, bills of exchange and commercial paper > 90 days. . . . . (a)	4.90	-	409	8	-	-	417	9
Share loan to employees.	-	-	-	-	-	270	270	9
Other receivables . . . . (a)	2.00	-	-	-	41	190	231	9
Loans to associated entity. . . . . (a)	5.77	34	-	-	-	-	34	9
PCCW convertible note . . . . (a)	5.00	-	-	-	1,496	-	1,496	9
Investments . . . . (b)	-	-	-	-	-	143	143	11
Total financial assets as at 30 June 2001		910	409	8	1,537	4,466	7,330	
Financial liabilities								
Trade creditors and accrued expenditure. .	-	-	-	-	-	2,577	2,577	15
Other creditors	-	-	-	-	-	415	415	15
Bank overdraft . . . . (a)	13.73	10	-	-	-	-	10	16
Loan from joint venture entity	-	-	-	-	-	-	-	16
Bills of exchange and commercial paper(a)	4.62	2,542	-	-	-	-	2,542	16
Bank loans . . . . (a)	4.92	-	904	1,194	1	-	2,099	16
Telstra bonds . . . . (a)	9.56	-	39	1,566	627	-	2,232	16
Other loans . . . . (a)	6.54	-	-	3,517	4,036	6	7,559	16
Cross currency swaps . . . . (a)	-	6,624	-	(3,080)	(4,036)	-	(492)	16
Finance lease liabilities. . . . . (a)	6.50	-	10	30	-	-	40	16
Interest rate swaps . . . . (a)	-	(404)	270	173	(39)	-	-	-
Total financial liabilities as at 30 June 2001		8,772	1,223	3,400	589	2,998	16,982	
Net financial assets/(liabilities) as at 30 June 2001		(7,862)	(814)	(3,392)	948	1,468	(9,652)	

(a) The effective yield (effective interest rate) on our net debt at 30 June 2001 was 7.2%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Credit risk

We receive collateral (mainly in the form of secured financial assets) on all money market deposits except those deposited with licensed banks.

The recorded amounts of financial assets included in the consolidated statement of financial position represent our maximum amount of loss due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recorded in the financial statements on a net basis.

Our credit risk exposure values shown in Table H below include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table H are different from those shown in the net fair value amounts in Tables D and E as these show the net fair value after netting favourable against unfavourable transactions. Table H only shows the favourable transactions.

Table H	Telstra Group	
	Net fair value	
	As at 30 June	
	2002	2001
	$m	$m
Interest rate swaps	**129**	64
Cross currency swaps	**562**	627
Forward foreign currency contracts . . .	**9**	38
	700	729

Credit risk - concentrations

We have exposure to credit risk to an individual contracting entity through our debt investment in the PCCW convertible note (refer to note 9 for further information).

We do not have any other significant exposure to any other individual contracting entity. The major concentrations of credit risk that arise from our financial instrument transactions (including money market, forward foreign currency contracts, cross currency and interest rate swaps) that we manage by country of financial institution are shown in Table I below.

Table I	Telstra Group			
	Credit risk concentrations			
	As at 30 June			
	2002		2001	
	%	**$m**	%	$m
Australia.	**26**	**2,079**	16	1,983
United States. . .	**51**	**4,027**	47	5,809
Japan	**-**	**35**	-	-
Europe	**11**	**847**	37	4,542
Hong Kong	**5**	**405**	-	-
Other.	**7**	**542**	-	68
	100	**7,935**	100	12,402

285

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP).

The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

		Telstra Group			
		Year ended 30 June			
	Note	2002 $m	2002 US$m	2001 $m	2000 $m
Reconciliation of net income to USGAAP					
AGAAP net income reported in statement of financial performance		**3,661**	**2,050**	4,058	3,677
Adjustments required to agree with USGAAP					
Property, plant and equipment.	30(a)	**(204)**	**(114)**	(192)	(226)
Retirement benefit gain/(expense).	30(f)	**472**	**265**	(110)	368
Amortisation of software assets	30(i)	**-**	**-**	(25)	(81)
Mobile phone subsidies	30(k)	**30**	**17**	144	(174)
Income tax (expense)/benefit.	30(l)	**(59)**	**(33)**	307	109
Employee compensation expense	30(m)	**(41)**	**(23)**	(9)	(66)
Redundancy and restructuring provision - fiscal 2000 reversal	30(n)	**(94)**	**(53)**	(392)	486
Derivative financial instruments and hedging activities	30(o)	**(17)**	**(10)**	(101)	-
PCCW convertible note	30(o)	**198**	**111**	(198)	-
Sale of Global Wholesale Business to Reach Limited.	30(p)	**-**	**-**	(882)	-
Equity accounting adjustment for Reach Limited	30(q)	**36**	**20**	17	-
Consolidation adjustment for Regional Wireless Company (RWC)	30(r)	**(65)**	**(36)**	959	-
Fair value / general reserve adjustments	30(s)	**(19)**	**(11)**	-	-
Net income per USGAAP		**3,898**	**2,183**	3,576	4,093
Statement of financial performance measured and classified per USGAAP					
Operating revenue (i)		**20,196**	**11,310**	19,456	19,343
Operating expenses:					
Labour		**2,862**	**1,603**	2,899	3,012
Direct cost of sales.		**3,613**	**2,023**	3,320	3,767
Depreciation and amortisation.		**3,536**	**1,980**	3,149	2,953
Other operating expenses		**4,072**	**2,281**	3,854	3,995
Total operating expenses		**14,083**	**7,887**	13,222	13,727
Operating income.		**6,113**	**3,423**	6,234	5,616
Net interest expense (ii)		**(851)**	**(476)**	(705)	(568)
Dividend income.	2	**1**	**1**	16	12
Share of net losses of associates and joint venture entities		**(41)**	**(23)**	(143)	(58)
Other income (iii)		**537**	**300**	370	655
Net income before income tax expense and minority interests		**5,759**	**3,225**	5,772	5,657
Income tax expense.	30(l)	**1,859**	**1,041**	2,044	1,568
Net income before minority interests and cumulative effect adjustments		**3,900**	**2,184**	3,728	4,089
Minority interests		**(2)**	**(1)**	10	4
Net income before cumulative effect adjustments.		**3,898**	**2,183**	3,738	4,093
Cumulative effect of changes in accounting principles, net of tax	30 (j), 30(o)	**-**	**-**	(162)	-
Net income per USGAAP		**3,898**	**2,183**	3,576	4,093

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	Note	2002 $m	2002 US$m	2001 $m	2000 $m
		Telstra Group			
		Year ended 30 June			
Reconciliation of certain statement of financial performance components to USGAAP					
Presenting information according to USGAAP involves reclassifying the presentation adopted for AGAAP. The reconciliation of operating revenue, net interest expense and other income from AGAAP to USGAAP is provided below:					
Revenue from ordinary activities per AGAAP	2	**20,802**	**11,649**	22,983	20,505
Less:					
Dividend income	2	**1**	**1**	16	12
Revenue from the sale of non current assets	2	**302**	**169**	3,303	842
Reclassifications due to cumulative effect of change in accounting principle	1.2, 3(c)	**-**	**-**	(777)	-
Writeback of superannuation additional contribution liability	3(c),30(f)	**-**	**-**	725	-
Other revenue (iv)		**303**	**169**	260	308
(i) Operating revenue per USGAAP		**20,196**	**11,310**	19,456	19,343
Net borrowing costs per AGAAP		**(770)**	**(431)**	(666)	(568)
Additional derivative financial instruments and hedging expenses		**(20)**	**(11)**	(15)	-
PCCW convertible note interest revenue reversal		**(61)**	**(34)**	(24)	-
(ii) Net interest expense per USGAAP		**(851)**	**(476)**	(705)	(568)
(iv) Other revenue per AGAAP		**303**	**169**	260	308
Add/(subtract):					
AGAAP Net profit/(loss) on sale of:					
- property, plant and equipment	3(a)	**(4)**	**(2)**	7	26
- investments in controlled entities	3(a)	**3**	**2**	4	97
- investments in joint venture entities	3(a)	**-**	**-**	2	-
- investments in associated entities	3(a)	**-**	**-**	-	25
- investments in listed entities and other corporations	3(a)	**(5)**	**(3)**	266	133
- patents, trademarks and licences	3(a)	**1**	**1**	8	-
- business	3(a)	**-**	**-**	852	58
USGAAP reversal of gain on sale of Global Wholesale Business		**-**	**-**	(859)	-
USGAAP net profit on sale of non current assets		**(7)**	**(4)**	38	-
Derivative financial instruments and hedging activities		**4**	**2**	(59)	-
PCCW convertible note		**259**	**145**	(174)	-
Net foreign currency translation (losses)/gains	3(a)	**(17)**	**(10)**	25	8
(iii) Other income per USGAAP		**537**	**300**	370	655

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

| | | Telstra Group | | | |
| | | Year ended 30 June | | | |
	Note	2002 $m	2002 US$m	2001 $m	2000 $m
USGAAP Earnings per share					
Net income per USGAAP		**3,898**	**2,183**	3,576	4,093
		¢	US ¢	¢	¢
Basic earnings per share before cumulative effect of change in accounting principles. . .		**30.5**	**17.1**	29.3	32.1
Cumulative effect of change in accounting principles (net of tax):					
Revenue recognition (SAB 101)	30(j)	**-**	**-**	(1.1)	-
Derivative financial instruments and hedging activities	30(o)	**-**	**-**	(0.1)	-
Basic earnings per share per USGAAP (cents)		**30.5**	**17.1**	28.1	32.1
Dilutive earnings per share before cumulative effect of change in accounting principles .		**30.4**	**17.0**	29.1	32.0
Cumulative effect of change in accounting principles (net of tax):					
Revenue recognition (SAB 101)	30(j)	**-**	**-**	(1.1)	-
Derivative financial instruments and hedging activities	30(o)	**-**	**-**	(0.1)	-
Diluted earnings per share per USGAAP (cents)		**30.4**	**17.0**	27.9	32.0

		Number (in millions)			
Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (v).		**12,783**	**12,783**	12,764	12,747
Weighted average number of employee share options exercised during the year (vi) . . .		**44**	**44**	65	49
Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations		**12,827**	**12,827**	12,829	12,796

(v) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations

		Number (in millions)			
Number of shares used for AGAAP earnings per share calculations.	18	**12,867**	**12,867**	12,867	12,867
Adjusted for weighted average TESOP 97 and 99 options outstanding during the year (vii).		**(84)**	**(84)**	(103)	(120)
Number of shares used for USGAAP basic earnings per share calculations		**12,783**	**12,783**	12,764	12,747

(vi) For fiscal 2002 and 2001, only the TESOP 97 options are dilutive to dilutive earnings per share per USGAAP. The average market price of Telstra shares is below the exercise price of the TESOP 99 options and therefore the TESOP 99 options are not dilutive. The exercise price for TESOP 97 and TESOP 99 options is the remaining loan balance payable by the employee to Telstra. For fiscal 2000, both the TESOP 97 and TESOP 99 options are dilutive to dilutive earnings per share per USGAAP.

(vii) For USGAAP, the earnings per share calculations for fiscal 2002, 2001 and 2000 are affected by the issue of TESOP 97 and TESOP 99 options referred to in note 30(m) below.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	Note	Telstra Group As at 30 June 2002 $m	2002 US$m	2001 $m	2000 $m
Reconciliation of shareholders' equity to USGAAP					
AGAAP shareholders' equity per statement of financial position		**14,106**	**7,899**	13,722	11,602
Cumulative adjustments required to agree with USGAAP					
Property, plant and equipment	30(a)	**419**	**235**	622	815
Listed investments (available-for-sale securities)	30(b)	**103**	**58**	417	890
Dividend payable	7,17,30(c)	**1,415**	**792**	1,416	1,287
Minority interests	30(d)	**2**	**1**	(483)	(7)
Retirement benefits	30(f)	**4,087**	**2,289**	3,615	3,725
Software assets	30(i)	**-**	**-**	-	25
Mobile phone subsidies	30(k)	**-**	**-**	(30)	(174)
Income tax	30(l)	**(1,293)**	**(724)**	(1,337)	(1,824)
Employee share loans	19(c),30(m)	**(230)**	**(129)**	(270)	(297)
Redundancy and restructuring provision - fiscal 2000	30(n)	**-**	**-**	94	486
Derivative financial instruments and hedging activities	30(o)	**(133)**	**(74)**	(133)	-
PCCW convertible note (available-for-sale security)	30(o)	**-**	**-**	(104)	-
Sale of Global Wholesale Business to Reach Limited - fiscal 2001	30(p)	**(882)**	**(495)**	(882)	-
Equity accounting adjustment for Reach Limited	30(q)	**41**	**23**	17	-
Consolidation adjustment for Regional Wireless Company	30(r)	**821**	**460**	1,131	-
Fair value / general reserve adjustments	30(s)	**(54)**	**(30)**	-	-
Shareholders' equity per USGAAP		**18,402**	**10,305**	17,795	16,528
Statement of financial position measured and classified per USGAAP					
Current assets					
Cash	8	**1,070**	**599**	1,077	751
Accounts receivable, net		**4,038**	**2,261**	4,259	3,518
Inventories	10	**204**	**114**	320	295
Deferred tax asset	30(l)	**301**	**169**	171	49
Other assets		**604**	**338**	519	112
Total current assets		**6,217**	**3,481**	6,346	4,725
Non current assets					
Receivables		**178**	**100**	74	30
Derivative financial instruments		**637**	**357**	514	-
Inventories	10	**20**	**11**	8	15
Investments - accounted for using the equity method		**386**	**216**	424	450
Investments - other non current		**545**	**305**	1,963	1,325
Property, plant and equipment		**43,800**	**24,528**	41,196	40,917
Accumulated depreciation of proprerty, plant and equipment		**(19,515)**	**(10,928)**	(17,758)	(17,786)
Intangible assets, net		**4,158**	**2,328**	4,100	536
Prepaid pension assets	30(f)	**4,087**	**2,289**	3,615	3,000
Other assets		**2,206**	**1,235**	2,078	1,324
Total non current assets		**36,502**	**20,441**	36,214	29,811
Total assets		**42,719**	**23,922**	42,560	34,536

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

	Note	Telstra Group As at 30 June			
		2002 $m	2002 US$m	2001 $m	2000 $m
Statement of financial position measured and classified per USGAAP (continued)					
Current liabilities					
Payables		**2,793**	**1,564**	2,823	2,452
Borrowings - short term debt	16	**606**	**339**	2,552	2,734
Borrowings - long term debt due within one year	16	**1,260**	**706**	52	582
Income tax payable	4	**632**	**354**	657	527
Provisions		**488**	**273**	557	649
Revenue received in advance		**1,037**	**581**	1,128	735
Total current liabilities		**6,816**	**3,817**	7,769	7,679
Non current liabilities					
Payables	15	**129**	**72**	120	194
Derivative financial instruments		**267**	**150**	103	-
Borrowings - long term debt		**12,372**	**6,927**	11,943	6,505
Income tax payable	4	**-**	**-**	91	184
Deferred tax liability	30(l)	**3,449**	**1,932**	2,967	2,499
Provisions		**848**	**475**	846	836
Revenue received in advance		**438**	**245**	456	104
Total non current liabilities		**17,503**	**9,801**	16,526	10,322
Total liabilities		**24,319**	**13,618**	24,295	18,001
Minority interests		**(2)**	**(1)**	470	7
Net assets		**18,402**	**10,305**	17,795	16,528
Shareholders' equity					
Contributed equity	18	**6,433**	**3,602**	6,433	6,433
Share loan to employees	19(c),30(m)	**(230)**	**(129)**	(270)	(297)
Additional paid in capital from employee share plans	30(m)	**333**	**187**	292	283
Total share capital		**6,536**	**3,660**	6,455	6,419
Accumulated other comprehensive income (reserves) (viii)		**(27)**	**(15)**	532	572
Retained earnings		**11,893**	**6,660**	10,808	9,537
Total shareholders' equity		**18,402**	**10,305**	17,795	16,528

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

(viii) Accumulated other comprehensive income (reserves)

Accumulated other comprehensive income, net of related tax, for USGAAP consists of the following components:

	Telstra Group		
	As at 30 June		
	2002	2001	2000
	$m	$m	$m
General reserve	-	4	1
Foreign currency translation reserve .	(98)	188	(41)
(tax effect)	17	(15)	-
	(81)	173	(41)
Derivative financial instruments	(27)	(31)	-
(tax effect)	9	9	-
	(18)	(22)	-
Unrealised gain on available-for-sale securities	103	511	890
(tax effect)	(31)	(134)	(278)
	72	377	612
Accumulated other comprehensive (loss)/ income (net of tax)	**(27)**	532	572

Other comprehensive income disclosure

Other comprehensive income is calculated by totalling movements in shareholders' equity that are not related to contributions from owners or payments to owners.

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
General reserve	(4)	3	-
Foreign currency translation reserve (after tax)	(254)	214	3
Derivative financial instruments (after tax)	4	(22)	-
Unrealised (loss)/gain on available-for-sale securities (after tax)	(302)	31	592
Realised gain on sale of available-for-sale securities (after tax) transferred to net income.	(3)	(266)	-
USGAAP other comprehensive (loss)/income	**(559)**	(40)	595

The re-classification out of accumulated other comprehensive income to net income was determined on the basis of specific identification.

Total comprehensive income disclosure

Total comprehensive income is calculated by adding net income and other comprehensive (loss)/income.

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
Net income per USGAAP	3,898	3,576	4,093
USGAAP other comprehensive (loss)/ income	(559)	(40)	595
USGAAP Total comprehensive income	**3,339**	3,536	4,688

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP

30(a) Property, plant and equipment

Revaluations

Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.

Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $407 million for fiscal 2002 (2001: $371 million; 2000: $371 million). For fiscal 2002, additional depreciation and disposals of $36 million expense (2001: $2 million benefit; 2000: $37 million expense) have been included in the reconciliation of net income to USGAAP.

Under USGAAP, a permanent impairment loss can only be recorded when the future undiscounted cash flows relating to a group of assets are less than the recorded amount of the assets. Under AGAAP, impairment losses are recorded in accordance with Telstra's accounting policy when discounted future cash flows are less than the recorded amount of the asset. Under AGAAP, in note 3, we recorded a $Nil impairment during fiscal 2002 (2001: $31 million impairment loss; 2000: $Nil). In fiscal 2001, this related to Infrastructure Services & Wholesale projects that were cancelled and the related capitalised internal use software that was written off. This write off was allowed under USGAAP and no adjustment to the USGAAP reconciliation was made.

USGAAP Impairment loss reversal - broadband network: In fiscal 1997, for AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2002. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders' equity to USGAAP and additional depreciation of $62 million was recorded in the reconciliation of net income to USGAAP in fiscal 2002 (2001: $62 million; 2000: $62 million), included in the net adjustments above.

Depreciation expense

Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders' equity to USGAAP.

Indirect overheads included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, for fiscal 2002 capitalised overheads before 1 July 1996 with a net book value of $638 million (2001:$782 million, 2000: $925 million) have been included in the reconciliation of shareholders' equity to USGAAP. For fiscal 2002, additional depreciation and disposals of $144 million (2001: $142 million; 2000: $157 million) have been included in the reconciliation of net income to USGAAP.

Borrowing costs included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the cost of the asset. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, for fiscal 2002 capitalised interest before 1 July 1996 with a net book value of $188 million (2001:$213 million, 2000: $264 million) have been included in the reconciliation of shareholders' equity to USGAAP. For fiscal 2002, additional depreciation and disposals of $24 million (2001: $51 million; 2000: $32 million) have been included in the reconciliation of net income to USGAAP.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(a) Property, plant and equipment (continued)

Profits/(losses) on the sale of assets

Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities - other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.

For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non-current assets is reclassified to other income below operating income.

AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.

Re-classification of assets held for sale

Under AGAAP, we have classified land and buildings held for sale, as described in note 28 'Events after balance date', as other current assets (refer note 14).

Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets are part of a sale and leaseback transaction, the land and buildings must remain in property, plant and equipment until the sale is complete. In fiscal 2002, these assets have been reclassified, with a net book value increase to property, plant and equipment of $435 million.

30(b) Investments

Investments in joint venture entities and associated entities

From 1 July 1997, we adopted the equity method of accounting for investments in joint venture entities and associated entities (refer note 1.10(b)). Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero. Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non participating investments in the equity accounted entity (ie. preference shares or loans). The effect of equity accounting losses once the investment has been written down to zero is not significant, therefore no adjustment has been made in the USGAAP reconciliation in fiscal years 2002 and 2000.

In fiscal 2001, our investment in Reach Limited, was initially recorded at a cost of negative $30 million (refer note 30(p)). This negative investment was increased to zero by crediting the goodwill created on the acquisition of Regional Wireless Company (RWC).

Equity securities (excluding Satellite consortium investment, joint venture entities and associated entities)

Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.

Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities," we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered permanent. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a permanent reduction, recorded in a separate component of shareholders' equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

The disclosures required by SFAS 115 are as follows:

	Telstra Group	
	As at 30 June	
	2002	2001
	$m	$m
Held-to-maturity securities		
Marketable securities maturing in less than one year:		
Foreign currency deposits (a)	6	5
Marketable securities maturing in more than one year:		
Foreign currency deposits (a)	-	6
	6	11

(a) Foreign currency deposits are directly related to our finance lease liabilities and can only be used for settlement of these finance leases. The cost basis above equates to fair value.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

Available-for-sale securities

The following is a summary of our available-for-sale debt and equity securities:

	Note	Principal $m	Accrued interest $m	Amortised cost $m	Fair value $m	Net unrealised gain $m
Telstra Group						
As at 30 June 2002						
Marketable securities included in cash:						
Bank bills and promissory notes		759	2	761	761	-
Marketable securities due within one year:						
Bank bills and promissory notes		382	1	383	383	-
Equity securities:						
Listed investments	11	41	-	-	144	103
Income tax expense						(31)
						72
Debt securities:						
PCCW note - US$190 million face value	30(o)	337	-	-	337	-
Total unrealised gain (net of tax) on available-for-sale securities.						72

	Note	Principal $m	Accrued interest $m	Amortised cost $m	Fair value $m	Net unrealised gain $m
Telstra Group						
As at 30 June 2001						
Marketable securities included in cash:						
Bank deposits, bank bills and promissory notes		873	3	876	876	-
Marketable securities due within one year:						
Bank bills and promissory notes		404	-	404	404	-
Equity securities:						
Listed investments	11	60	-	-	477	417
Income tax expense						(125)
						292
Debt securities:						
PCCW convertible note - US$750 million face value	30(o)	1,299	-	-	1,393	94
Income tax expense						(9)
						85
Total unrealised gain (net of tax) on available-for-sale securities.						377

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(c) Dividend payable recognition

Under AGAAP, dividends declared after balance date and before approval of the financial reports are currently recognised as a liability in those financial statements. Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders' equity to USGAAP.

Dividends paid under USGAAP are presented as follows:

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
Dividends paid:			
Interim dividend	**1,415**	1,029	1,029
Previous year final ordinary dividend paid in the current year.	**1,416**	1,287	1,287
Previous year final special dividend paid in the current year (i)	**-**	-	2,059
Total dividends.	**2,831**	2,316	4,375

The dividends per share for USGAAP (including the employee options (refer note 30(m) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	¢	¢	¢
Dividends paid per share:			
Total dividends paid per share per USGAAP	**22.0**	18.0	34.0(i)

	Number (in millions)		
Number of shares used for USGAAP dividends paid per share	**12,867**	12,867	12,867

(i) The fiscal 2000 USGAAP dividend included a special dividend of 16.0 cents per share.

30(d) Minority interests (defined as outside equity interests per AGAAP)

Under AGAAP, minority interests are included in shareholders' equity in 'Outside equity interests'. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders' equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders' equity to USGAAP.

30(e) Dealer commissions and bonuses classification

Under AGAAP, dealer commissions and bonuses are included in direct cost of sales as they are directly related to our sales revenue. Under USGAAP, dealer commissions and bonuses are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, dealer commissions and bonuses of $353 million for fiscal 2002 (2001: $386 million; 2000: $296 million) have been reclassified from direct cost of sales to other operating expenses.

30(f) Retirement benefits

Pension costs/benefits (superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.

For our defined benefit schemes, where scheme assets are greater than members' vested entitlements, the difference is recorded as a prepaid pension asset. Where there has been a shortfall in prior years of the net market value of the scheme assets when compared to members' vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation.

For USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions" and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.

We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 11 years, ending 30 June 2003. Where scheme assets are greater than the present obligations relating to members' vested entitlements, the difference is recognised as an asset in accordance with USGAAP.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

We adopted Statement of Financial Accounting Standards No.132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" from 1 July 1998. This standard did not change the measurement or recognition of pension costs or other post retirement benefits as it only changed disclosures required.

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the reconciliations of net income and shareholders' equity to USGAAP. If we had reported our net periodic pension cost/benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

	Note	2002 $m	2002 US$m	2001 $m	2000 $m
		Telstra Group			
		Year ended 30 June			
Net periodic pension (benefit)/cost					
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:					
Service cost on benefits earned		**333**	**186**	380	437
Interest cost on projected benefit obligation		**716**	**401**	779	713
Expected return on assets		**(1,292)**	**(724)**	(1,281)	(1,210)
Expenses and taxation		**74**	**41**	70	61
Member contributions for defined benefits		**(109)**	**(61)**	(113)	(149)
Amortisation of transition asset		**(85)**	**(48)**	(87)	(88)
Settlement gain		**(107)**	**(60)**	(349)	(124)
Net periodic pension benefit per USGAAP		**(470)**	**(265)**	(601)	(360)
Reverse amount expensed for AGAAP (labour expense)		**(2)**	**(1)**	(14)	(8)
Net periodic pension benefit USGAAP adjustment		**(472)**	**(266)**	(615)	(368)
Writeback of superannuation additional liability (i)	3(c)	**-**	**-**	725	-
Total USGAAP adjustment - retirement benefit (gain)/expense		**(472)**	**(266)**	110	(368)
We used the following major assumptions to account for our defined benefit superannuation plans for the years ended 30 June:					
Discount rate		**6.50%**	**6.50%**	6.00%	6.50%
Expected rate of increase in future salaries		**4.00%**	**4.00%**	3.50%	4.00%
Expected long-term rate of return on assets		**8.50%**	**8.50%**	8.50%	8.50%
Reconciliation of change in benefit obligation					
Projected benefit obligation at beginning of year		**9,146**	**5,122**	9,929	9,463
Service cost		**333**	**186**	380	437
Interest cost		**716**	**401**	779	713
Member contributions		**117**	**66**	87	50
Benefit payments		**(902)**	**(505)**	(1,196)	(811)
Curtailments loss / (gain) (i)		**32**	**18**	-	(36)
Actuarial loss/(gain)		**95**	**53**	(833)	113
Projected benefit obligation at end of year		**9,537**	**5,341**	9,146	9,929

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

	Telstra Group			
	Year ended 30 June			
	2002	2002	2001	2000
	$m	US$m	$m	$m
Reconciliation of change in fair value of plan assets				
Fair value of plan assets at beginning of year	13,502	7,561	13,486	12,493
Actual return on plan assets	(544)	(305)	1,068	1,659
Employer contributions	2	1	14	8
Member contributions for defined benefits	109	61	113	148
Transfers/member contributions for accumulation benefits	117	66	87	50
Benefit payments	(904)	(506)	(1,196)	(811)
Plan expenses	(13)	(7)	(14)	(16)
Contribution tax	(61)	(34)	(56)	(45)
Fair value of plan assets at end of year (i)	12,208	6,837	13,502	13,486
Reconciliation of funded status of plan				
Projected benefit obligation.	(9,537)	(5,341)	(9,146)	(9,929)
Plan assets at fair value	12,208	6,837	13,502	13,486
Funded status	2,671	1,496	4,356	3,557
Unrecognised net transition asset (ii)	(169)	(95)	(255)	(348)
Unrecognised net actuarial loss/(gain) (ii)	1,585	888	(486)	(209)
Prepaid pension asset	4,087	2,289	3,615	3,000

(i) In fiscal 2000, there was a difference between the fair market value of scheme assets for AGAAP and USGAAP due to additional contributions payable by us to the TSS. This liability is no longer payable by us, and a specific revenue item has been recognised in fiscal 2001 under AGAAP (refer note 3(c)). This has been adjusted for in the USGAAP reconciliation. For the purposes of SFAS 87, there is $Nil AGAAP/USGAAP difference for the scheme assets as at 30 June 2002 (2001: $Nil; 2000: $725 million difference).

(ii) Settlements recorded in net periodic pension benefit/cost have effected the unrecognised net transition asset and the unrecognised net actuarial loss/(gain) as follows:
(a) unrecognised transition asset; 2002: $1 million gain; 2001: $6 million loss; 2000: $4 million loss.
(b) unrecognised net actuarial gain; 2002: $110 million; 2001: $343 million; fiscal 2000: $120 million.

30(g) Employee entitlements - Long Service Leave

Our employee entitlement provisions include a liability for long service leave. Refer to note 1.18 (a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.

30(h) Enterprise bargaining agreements

Fiscal 2002 was a year of consolidation on the industrial front as we implemented the flexibilities and frameworks that the separate Business Unit Enterprise Agreements provided. In addition, the Agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future negotiations.

As provided for in the Agreements the vast majority of staff covered by these Agreements received a 4% salary increase in December 2001.

These agreements are due to expire in December 2002 and discussions are under way with the relevant staff associations to negotiate new agreements to replace the current ones. As at 30 June 2002 approximately 57% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(i) Software assets developed for internal use

Under AGAAP, before 1 July 1996, we did not record costs associated with software developed for internal use as software assets. From 1 July 1996, we recorded costs (including borrowing costs) associated with software developed for internal use as software assets. This policy is now the same as USGAAP. These costs include direct labour (both internal and external) and other directly associated costs.

To reflect the current policy as if it had always been in place for USGAAP purposes before 1 July 1996 in the reconciliations of net income and shareholders' equity to USGAAP, we originally recorded $1,370 million as software assets and accumulated amortisation of $732 million. These assets have been fully amortised and/or disposed of in full during fiscal 2001, therefore there are no further reconciling items included in the reconciliation of net income for fiscal 2002 (2001: $25 million; 2000: $81 million).

30(j) Revenue recognition - cumulative adjustment

On 3 December 1999, the United States Securities Exchange Commission (SEC) released "Staff Accounting Bulletin (SAB) No. 101 - Revenue Recognition", (SAB 101), which provides guidance on our recognition, presentation and disclosure of revenue in financial statements filed with the SEC. This guidance was adopted in fiscal 2001 in our AGAAP financial statements, refer to note 1.2 for a description of the initial impact of the change in the accounting policy and note 1.19 for revenue accounting policies.

 In fiscal 2001, there were no differences in total net income between AGAAP and USGAAP other than a reclassification of the cumulative effect on adoption of SAB 101 from sales revenue and direct cost of sales to the cumulative effect of change in accounting principle, net of tax. In future years there will be no further differences between USGAAP and AGAAP as we have aligned AGAAP revenue recognition policies to accord with US requirements. The effect on fiscal 2000 restated net income after tax was not significant.

30(k) Mobile phone subsidies

Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. This policy was considered to be inconsistent with industry practice in the United States and hence $174 million of revenue was deferred over two years in fiscal 2000.

Due to changes in industry practice in the United States, this policy is now consistent with USGAAP from fiscal 2001. The amounts recognised in the USGAAP reconciliation of shareholders equity in fiscal 2000 have now been fully reversed in fiscal 2002. From 1 July 2002 there will be no further adjustments.

30(l) Income tax

Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.

Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. We increase or decrease our deferred tax balances for the income tax effect of accounting differences included in our reconciliations of net income and shareholders' equity to USGAAP.

AGAAP requires the effect of a change in the income tax rate to be included in the calculation of deferred tax balances when the change has been announced by the Treasurer of the Commonwealth. USGAAP requires the tax rate change to be recognised in the year that the Australian Parliament has approved the legislation and it has received royal assent from the Governor General of Australia (Head of State).

For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.

Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(l) Income tax (continued)

	Telstra Group			
	As at 30 June			
	2002	**2002**	2001	2000
	$m	**US$m**	$m	$m
Future income tax benefit (deferred tax assets)				
Property, plant and equipment.	**33**	**18**	46	-
Foreign exchange translation, hedge and other finance costs.	**58**	**32**	48	10
Employee entitlements	**331**	**185**	275	128
Revenue received in advance	**7**	**4**	10	30
Inventory valuation.	**-**	**-**	6	11
Provisions	**212**	**120**	29	356
Tax losses	**-**	**-**	5	5
Other.	**104**	**58**	145	38
Total deferred tax assets under USGAAP	**745**	**417**	564	578
Valuation allowance	**-**	**-**	-	(1)
Deferred tax assets under USGAAP after valuation allowance	**745**	**417**	564	577
Deferred income tax (deferred tax liabilities)				
Property, plant and equipment.	**2,521**	**1,411**	2,033	1,738
Foreign exchange translation, hedge and other finance costs.	**1**	**1**	19	15
Prepaid pension cost	**1,226**	**687**	1,085	900
Prepayments	**6**	**3**	8	11
Expenditure accruals	**69**	**39**	-	-
Marketable securities.	**27**	**15**	102	278
Other.	**43**	**24**	113	85
Total deferred tax liabilities under USGAAP	**3,893**	**2,180**	3,360	3,027
Net deferred tax liability under USGAAP	**(3,148)**	**(1,763)**	(2,796)	(2,450)
Represented by:				
AGAAP future income tax benefit - non current	**132**	**74**	114	111
AGAAP deferred income tax - non current	**(1,987)**	**(1,113)**	(1,573)	(737)
USGAAP/AGAAP income tax differences.	**(1,293)**	**(724)**	(1,337)	(1,824)
Net deferred tax liability under USGAAP	**(3,148)**	**(1,763)**	(2,796)	(2,450)
Reported as follows for the USGAAP statement of financial position:				
Current deferred tax asset (future income tax benefit)	**307**	**172**	183	215
Current deferred tax liability (deferred income tax)	**(6)**	**(3)**	(12)	(166)
Net current deferred tax asset (future income tax benefit).	**301**	**169**	171	49
Non current deferred tax asset (future income tax benefit)	**438**	**245**	381	362
Non current deferred tax liability (deferred income tax)	**(3,887)**	**(2,177)**	(3,348)	(2,861)
Net non current deferred tax liability (deferred income tax)	**(3,449)**	**(1,932)**	(2,967)	(2,499)
	(3,148)	**(1,763)**	(2,796)	(2,450)
The components of income tax expense for USGAAP are:				
Current tax expense.	**1,608**	**900**	1,498	1,544
Deferred tax expense	**235**	**132**	540	15
Under/(over) provision in prior year	**16**	**9**	6	9
Income tax expense for USGAAP	**1,859**	**1,041**	2,044	1,568

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expenses

Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.

Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) "Accounting for Stock Based Compensation," which utilises the fair value method. Under this method, compensation expense is calculated based on the fair value of options on the date of grant and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP 97 and TESOP 99 in conjunction with non-recourse loans be accounted for as options. In addition options, restricted shares and performance rights issued under the Telstra Growthshare executive compensation scheme are also accounted for as options in accordance with SFAS 123.

In fiscal 2002, the additional compensation expense as calculated under USGAAP of $41 million (2001: $9 million; 2000: $66 million) is included in the reconciliation of net income and a life to date expense of $333 million is recorded as additional paid in capital in total shareholders equity for USGAAP. The outstanding balance of the loans for TESOP 97 and TESOP 99 provided to the employees is deducted from shareholders' equity rather than classified as a receivable. The Telstra Growthshare trust loan is not reclassified as it is not linked to non-recourse loans.

There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP 97, TESOP 99 and Growthshare schemes.

A brief description of the schemes and details of options granted and outstanding under each scheme are as follows.

TESOP General

Options allocated to employees under the TESOP schemes all vest immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. For fiscal 2000 and 1999, these options were dilutive for USGAAP earnings per share calculations. Employee compensation expense has been recognised on inception of the TESOP 97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP 99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.

For fiscal 2002 and 2001, only the TESOP 97 options are dilutive for the USGAAP EPS calculation as the exercise price of the TESOP 99 options was above the average Telstra share price. For fiscal 2000 both TESOP 97 and 99 options were dilutive.

TESOP 97

Fiscal 1998 options granted - 137,473,875 in conjunction with the initial sale of Telstra shares by the Commonwealth. 502,000 options were exercised to 30 June 1998 resulting in 136,971,875 options outstanding at 30 June 1998.
Fiscal 1999 options exercised - 23,822,375 - resulting in 113,149,500 options outstanding at 30 June 1999.
Fiscal 2000 options exercised 14,601,875 - resulting in 98,547,625 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 24,324,500 - resulting in 74,223,125 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 10,749,750 - resulting in 63,473,375 options outstanding at 30 June 2002.

TESOP 99

Fiscal 2000 options granted - 16,939,000, options exercised 122,600 - resulting in 16,816,400 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 1,150,000 - resulting in 15,666,400 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 700,900 - resulting in 14,965,500 options outstanding at 30 June 2002.

TESOP 99 loyalty shares

In fiscal 2001 we recognised compensation expense of $8 million for loyalty shares issued to employees by the Commonwealth (refer note 19).

Telstra Growthshare General

The Telstra Growthshare options issued under all schemes vest when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options and performance rights allocated to employees under all schemes vest when the performance hurdles have been reached.

For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated "option values" for Growthshare options, restricted share options and performance rights options. An allowance is made for expected resignations and cancellations when calculating the various option values.

These options and restricted share options are not dilutive for earnings per share calculations.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expense (continued)

Telstra Growthshare 2000

Fiscal 2000 Telstra Growthshare commenced in fiscal 2000. Options granted - 3,370,000, options lapsed 662,000 - resulting in 2,708,000 options outstanding at 30 June 2000. In addition, restricted share options of 573,500 were granted with 110,000 lapsing - resulting in 463,500 restricted share options outstanding at 30 June 2000.

Fiscal 2001 options lapsed 452,000 - resulting in 2,256,000 options outstanding at 30 June 2001. Fiscal 2001 restricted share options lapsed 75,000 - resulting in 388,500 restricted share options outstanding as at 30 June 2001.

Fiscal 2002 options lapsed 130,333 - resulting in 2,125,667 options outstanding at 30 June 2002. Restricted share options lapsed 37,812 - resulting in 350,688 restricted share options outstanding as at 30 June 2002.

Telstra Growthshare 2001

Fiscal 2001 options granted - 4,852,910, options lapsed 290,700 - resulting in 4,562,210 options outstanding at 30 June 2001. In addition restricted share options of 1,005,771 were granted with 60,100 lapsing resulting in 945,670 restricted share options outstanding at 30 June 2001.

Fiscal 2002 options lapsed 663,359 resulting in 4,189,551 options outstanding at 30 June 2002. Restricted share options lapsed 74,970 - resulting in 870,700 restricted share options outstanding as at 30 June 2002.

Telstra Growthshare 2002

Fiscal 2002 options granted - 39,102,000, options lapsed 532,305 resulting in 38,569,695 options outstanding at 30 June 2002. In addition, performance rights options of 3,704,300 were granted with 50,859 lapsing resulting in 3,653,441 performance rights options outstanding at 30 June 2002.

Valuation methodology and assumptions

TESOP 97

The binomial option valuation model was used to estimate the fair value of the options (being $1.58) at the date of grant, utilising the following weighted average assumptions:
- risk-free interest rate of 5.8%;
- dividends yield of 0% as dividends are reinvested to reduce the price of the option;
- expected stock market price volatility factor of 30%; and
- a weighted average expected life of options of 7 years.

At 30 June 2002, the weighted average expected life of the options was 3 years. The weighted average price of the option at 30 June 2002, 30 June 2001 and 30 June 2000 was $1.58.

TESOP 99

The binomial option valuation model was used to estimate the fair value of the options (being $3.53) at the date of grant utilising the following weighted average assumptions:
- risk free interest rate 6.99%;
- dividend yield of 0% as dividends are reinvested to reduce the price of the option;
- expected stock volatility of 30%; and
- an expected life of 7 years.

At 30 June 2002, the weighted average expected life of the options was 5 years. The weighted average price of the option at 30 June 2002, 30 June 2001 and 30 June 2000 was $3.53.

Telstra Growthshare - granted options and restricted shares/performance rights

In fiscal 2002, options and performance rights were granted in both September 2001 and March 2002. The majority were issued in September 2001.

An approach consistent with the binomial and Black-Scholes valuation models was used to estimate the fair value of the Growthshare options at the date of grant of $0.90 (September) and $0.97 (March) and the Growthshare performance rights options at the date of grant of $2.33 (September) and $2.51 (March).

The following weighted average assumptions were used:

	Growthshare options and performance rights	
	September	March
Risk free rate	5.74%	5.65%
Dividend yield	2.5%	3.5%
Expected stock volatility . . .	30%	25%
Expected life	5 years	5 years
Average forfeiture rate per annum	10%	10%
Probability that performance hurdle is met	57%	63%

For the fiscal 2001 September allocation, the weighted average price of the option was $0.89 and the restricted share options was $2.05. For the fiscal 2001 March allocation, the weighted average price of the option was $0.80 and the restriced share option was $2.15.

For the fiscal 2000 options and restricted share options, the weighted average price of the option was $1.38. For the restricted share option the weighted average price was $5.64.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(n) Redundancy and restructuring provisions

In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax (refer note 3(c)). The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. In fiscal 2002, this provision has now been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders' equity to USGAAP for fiscal 2001 and 2000 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million (2001:$392 million).

Redundancy and restructuring disclosures for fiscal 1997 program

The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:

In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.

The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There have been no costs credited to the profit and loss which are no longer required.

Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.

In future periods, the expected number of 80 redundancies and payments of $3 million still remains as a provision balance. For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.

	Telstra Group As at 30 June		
	2002 **Number**	2001 Number	2000 Number
Accepted offers for redundancy or involuntary redundancies	**-**	8	1,388
Expected redundancies	**80**	88	1,839

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group As at 30 June		
	2002 **$m**	2001 $m	2000 $m
Severance payments	**-**	1	88
Career transition and other employee costs	**-**	-	18

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2002. The $3 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.

30(o) Derivative financial instruments and hedging activities

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, "Additional financial instrument disclosures."

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (ie. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Derivative financial instruments and hedging activities (continued)

For derivative instruments that are designated and qualify as a fair value hedge (ie. hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (ie. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.

Effective 1 July 2000, we adopted SFAS 133 in the reconciliations to financial reports prepared using USGAAP. On adoption we recognised, as a cumulative effect of change in accounting principle, a charge of $27 million, before tax, in the statement of financial performance measured and classified per USGAAP and a charge of $47 million, before tax, in other comprehensive income. The basis of accounting for the adjustments made on adoption, in either the statement of financial performance or other comprehensive income, is dependent upon the hedging relationships that existed for the particular derivative instrument prior to adoption.

We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market loss of $11 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2002 (2001:$4 million gain). We also recorded an additional adjustment of $1 million, net of tax, as an expense in other income per USGAAP to reverse net realised foreign exchange losses capitalised in property, plant and equipment in fiscal 2000 under AGAAP (2001:$14 million gain).

We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market gain of $17 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2002 (2001:$77 million loss).

We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2002 and 2001, the ineffective portion of our hedging instruments (inclusive of the time value of money) was insignificant.

During the year ended 30 June 2002, we reclassified $15 million of losses, net of tax, from accumulated other comprehensive income to other income (2001:$15 million). At 30 June 2002, we estimate that during the next twelve months we will recognise losses recorded in accumulated other comprehensive income in the reconciliation of net income to USGAAP of approximately $15 million (2001:$15 million) related to the repayment of borrowings that have been hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to adoption of SFAS 133.

TelstraClear SFAS 133 adjustments

In November 2001, the underlying debt of TesltraClear was restructured and effectively cancelled and replaced with a new credit facility. The swap contracts were not restructured. As a result, the transition adjustment has been amortised over the maturity schedule of the restructured debt (to June 2002), resulting in amortisation for fiscal 2002 of $3 million.

At June 2002, the change in fair value of the interest rate swap contract of $1 million was recorded as interest income.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Derivative financial instruments and hedging activities (continued)

PCCW Convertible Note

As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. The terms and maturity dates of the note are disclosed in note 9(d) Receivables. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in RWC and a new convertible note with a face value of US$190 million. The terms of this note are also described in note 9(d).

Under AGAAP, the initial values of the convertible notes are recorded at face value in other non-current receivables. The old convertible note was, and the newly issued note will, continue to be carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the convertible note to A$ are recorded in the statement of financial performance in operating expenses.

Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security (refer note 30(b)) with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption and we recorded a loss for fiscal 2002 of $10 million in the reconciliation of net income to USGAAP as a result of the change in fair value of the option (2001:$63 million).

The newly issued note is also classified as an available-for-sale security and is disclosed in note 30(b).

30(p) Sale of Global Wholesale Business to Reach Limited

In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach Limited, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred,

was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.

For USGAAP purposes, the investment in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received by the investor. Where the resultant investment carrying value would be a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions - in this case a reduction of $30 million on the RWC goodwill (refer note 30(r)). Also, for USGAAP, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.

The effect of these differences reduces shareholders' equity under USGAAP by $882 million as at 30 June 2002 (2001:$882 million). In fiscal 2001, this adjustment reduced the reconciliation of net income to USGAAP by $882 million.

30(q) Equity accounting adjustment for Reach Limited

USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30 (p) above, will result in ongoing differences in the reconciliations of net income and shareholders' equity to USGAAP.

For AGAAP, 50% of the profit after tax has been deferred and accounted for in the investment carrying value. The deferred gain will be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2002, this adjustment was $44 million and has been reversed for USGAAP (2001: $18 million).

For USGAAP equity accounting, there is also a calculation of notional negative goodwill at inception that is required to be amortised over the life of the investment. This notional goodwill is determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of the Reach joint venture. This amount, similar to AGAAP, is not separately recognised in the statement of financial position, however, it is included in the investment carrying amount. This notional goodwill is lower for USGAAP which results in a net increase in the net income attributed to equity accounted results. There is also depreciation and amortisation adjustments for the USGAAP fair asset values described in 30(p) above.

In fiscal 2002, there is also a difference due to the adoption of FAS 133 for Reach. Our share of the FAS 133 accumulated other comprehensive loss has decreased the investment value in 2002 by $12 million. The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2002 for all of these differences is an increase of $36 million (2001: $17 million). The total net adjustment included in the reconciliation of shareholders' equity to USGAAP is $41 million (2001:$17 million).

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(r) Consolidation adjustment for Regional Wireless Company (RWC)

There are several adjustments that need to be made for the consolidation of RWC for USGAAP purposes.

For AGAAP, gains/losses on a hedge for the purchase of RWC are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of RWC for AGAAP, have been recognised in the net income under USGAAP.

For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of bases differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such bases differences are treated as temporary differences and tax-effected as part of the acquisition accounting.

For AGAAP, acquisition costs of $999 million were written off on acquisition of RWC in January 2001. USGAAP generally does not allow such a write off, unless they can be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to RWC, a goodwill write off is not supportable under USGAAP in fiscal 2002 and 2001. Accordingly, in fiscal 2001 the goodwill write off was reversed in the reconciliation of net income to USGAAP and is carried forward as a difference in the reconciliation of shareholders' equity to USGAAP. This amount continues to be amortised accordingly in fiscal 2002.

Goodwill under AGAAP is translated at its historical foreign currency translation rate as the goodwill arises in $A. Under USGAAP, using the current rate method, goodwill is translated at the spot rate at year end. Amortisation of goodwill is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill balance for fluctuations in the Hong Kong dollar, being RWC's functional currency.

The differences above result in a different goodwill amortisation amount recognised for USGAAP. For fiscal 2002, the net adjustment to goodwill amortisation expense was $52 million (2001: $23 million).

30(s) Fair Value and General Reserve adjustments

In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation. For fiscal 2002, the adjustment to the reconciliation to shareholders equity was $54 million.

In AGAAP the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated a sale of ownership interest and taken to net income. In fiscal 2002, the adjustment to net income was $19 million loss.

In AGAAP we have a share of an associated entity's general reserve credit of $2 million. For USGAAP purposes this reserve has been transferred to the foreign currency translation reserve.

30(t) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of these new standards appears in note 1.3.

Some of these standards, once adopted for AGAAP, will result in certain adjustments in the reconciliation of net income to USGAAP and the reconciliation of shareholders' equity to USGAAP no longer being required.

The more significant changes are:

Dividends

AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" requires dividends only to be provided for in the fiscal year they are declared. Therefore, from 1 July 2002, there will be no differences between AGAAP and USGAAP disclosed at note 30 (c). Refer to Note 1.3 for a summary of the AGAAP changes.

Income tax

AASB 1020 "Income taxes" has been amended to introduce the balance sheet liability method currently adopted in USGAAP. Although conceptually AASB 1020 will bring AGAAP in closer alignment with USGAAP, management have not yet determined the impact the adoption of AASB 1020 will have on our financial position, results of operations or cash flows. Refer to Note 1.3 for a summary of the AGAAP changes.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(u) Recently issued United States accounting standards

Business combinations, goodwill and other intangibles assets

On 29 June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141) "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets", effective for fiscal years beginning after 15 December 2001.

SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to 1 July 2001, and changes the criteria to recognise intangible assets apart from goodwill. SFAS 141 is effective for any business combinations' accounted for by the purchase method that is completed after 30 June 2001.

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortised but are tested annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortised over their useful lives with no imposed time limit.

For goodwill and intangible assets acquired prior to 1 July 2001, amortisation will continue to be recognised for the reconciliation to USGAAP until we are required to adopt SFAS 142 on 1 July 2002.

We are not required to amortise goodwill and indefinite lived intangible assets acquired after 30 June 2001, and the impairment provisions of SFAS 142 only apply to these assets upon adoption of SFAS 142 on 1 July 2002.

Goodwill will be required to be tested for impairment at a "reporting unit" level using a two-step approach. Initially an "implied" fair value of goodwill is calculated by comparing the fair value of the reporting unit to its carrying value and then goodwill impairment is recorded if the reporting unit's goodwill carrying value exceeds the implied fair value of goodwill. More frequent testing will need to be undertaken between the annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value. An indefinite lived intangible asset is required to be tested for impairment between the annual tests if an event occurs or circumstances change indicating the asset might be impaired.

The impact of adoption of SFAS 141 and SFAS 142 on the reconciliation of net income will be an increase to net income by goodwill expense measured and reported under USGAAP by approximately $139 million for controlled entities and approximately $41 million for joint venture entities each year. This is based on the fiscal 2002 goodwill amortisation expense and has not taken into account the additional 40% acquisition of RWC.

Management have assessed the impact on adoption relating to the performance of the annual impairment tests for goodwill and believe that an impairment will exist for the RWC goodwill that was previously written off on acquisition under AGAAP but reversed under USGAAP. Refer note 30(r). Apart from this adjustment, there are no other impairments expected to be recorded on the adoption of SFAS 141/142.

Accounting for the Impairment of Long Lived Assets

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment of Long Lived Assets", effective for fiscal years beginning after 15 December 2001. SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. We are required to adopt SFAS 144 from 1 July 2002.

Management have not yet determined the effect, if any, the adoption of SFAS 144 will have on the financial position, results of operations or cash flows of the Company, other than the reclassification of assets held for sale as described in note 30(a).

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after 31 December 2002. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognised when the liability is incurred. In SFAS 146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. Management have not yet determined the effect, if any, the adoption of SFAS 146 will have on our financial position, results of operations or cash flows.

Directors' Declaration

This directors' declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a) the financial statements and notes, set out on pages 166 to 306 of Telstra Corporation Limited and the Telstra Group:

(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 30 June 2002 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2002; and

(iii) in the directors' opinion, have been made out in accordance with the Corporations Act 2001.

(b) at the date of this declaration, in the directors' opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(c) at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(1) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(1).

For and on behalf of the board



Robert C Mansfield
Chairman

Ziggy Switkowski
**Chief Executive Officer and
Managing Director**

Date: 28 August 2002
Melbourne, Australia

Independent Audit Report to the Members of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2002 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

I have audited the financial report of Telstra Corporation Limited (the Telstra Entity) for the financial year ended 30 June 2002, as set out on pages 166 to 307, including the Directors' Declaration. The financial report includes the financial statements of the Telstra Entity, and the consolidated financial statements of the Telstra Entity and the entities it controlled at year's end or from time to time during the financial year (the Telstra Group). The Telstra Entity directors are responsible for the financial report. I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity.

The audit has been conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, and in accordance with auditing standards generally accepted in the United States of America, to provide reasonable assurance whether the financial report is free of material misstatement. Audit procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia, so as to present a view which is consistent with my understanding of the Telstra Entity's and the Telstra Group's financial position and performance as represented by the results of their operations and their cash flows.

I have also audited the explanation and quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 30 to the financial report. I have audited note 30 in order to form an opinion whether, in all material respects, it presents fairly, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In my opinion, the financial report of the Telstra Entity is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the Telstra Entity's and the Telstra Group's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial report presents fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.



P. J. Barrett
Auditor-General

Date: 28 August 2002
Melbourne, Australia

Report of Independent Accountants to the Shareholders and Board of Directors of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2002 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

We have audited the accompanying consolidated statements of financial position of Telstra Corporation Limited and its subsidiaries as of 30 June 2002 and 2001, and the related consolidated statements of financial performance, changes in shareholders' equity and cash flows for each of the three years in the period ended 30 June 2002, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years in the periods ended 30 June 2002, and the determination of consolidated shareholders' equity, also expressed in Australian dollars, at 30 June 2002, 30 June 2001 and 30 June 2000, to the extent summarised in note 30 to the consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2001 Telstra Corporation Limited and its subsidiaries changed their accounting for service activation and certain installation fee revenues.



Ernst & Young

Date: 28 August 2002
Melbourne, Australia

Safety, Rehabilitation and Compensation Act 1998 (Cwth)

This report is provided in accordance with section 108H of the Australian Safety, Rehabilitation and Compensation Act 1988 (Cwth) (SRC Act). Telstra holds a Class B licence under the SRC Act. This licence allows Telstra to both self-insure and to contract out the administration of its workers' compensation claims to the private sector.

In fiscal 2002 Telstra conducted a comprehensive review of its workers' compensation and rehabilitation functions. As a result there have been significant changes to the workers' compensation claims management processes, plus there has been a change in the rehabilitation providers to Telstra.

An overall compensation and rehabilitation audit methodology has also been developed that measures both the SRC Act regulatory requirements as well as the management systems of the workers' compensation and rehabilitation providers.

During fiscal 2002 Telstra received 2,056 new claims for workers' compensation which is a reduction of 187 from the new claims received in fiscal 2001. As at 30 June 2002 Telstra had 2,972 open claims at hand, which is a reduction of 1,039 on the open claims numbers as at the same time last year.

Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth)

This report is provided in accordance with section 74 of the Australian Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth) (OHS Act).

Telstra believes that all workplace disease and injury is preventable and is committed to providing a safe workplace, one that is free from injury or disease. To assist in achieving these aims, we have developed and implemented our own Telstra Care health and safety management system based on the Australian/New Zealand Standard AS/NZS 4804:2001 Occupational health and safety management systems - general guidelines on principles, systems and supporting techniques.

This system focuses on leadership in safety, together with measurable accountabilities, through all levels of management. It is underpinned by targeted training and a rigorous schedule of OHS Audits. Since its inception in 1997, additional tools, resources and training courses have enhanced the Telstra Health and Safety Management System ensuring Telstra has continually improved safety at work.

In the past year we have focussed on:

- ensuring hazards are managed consistently across the Telstra business units so that a high standard of safety is achieved by all;
- further enhancement of our contractor management processes to ensure that contractors, their employees and sub-contractors can carry out their work safely; and
- development of health and safety information for Telstra employees working overseas.

As a result of widespread prevention activities, Telstra's lost-time injuries reduced by 26% compared with the previous year and the lost-time injury frequency rate reduced from 7.4 to 6.7 (excludes Network Design and Construction Limited).

For the 2002 fiscal year, in accordance with section 74 of the OHS Act, the following notices of accidents and dangerous occurrences were recorded:

Incidents

Fatality	Serious personal injury	Prescribed incapacity	Dangerous occurrence
0	56	15	289

Notices and directions

Type	Number
Provisional improvement notices (section 29)	0
Directions not to disturb workplace (section 45)	0
Prohibition notices issued by investigators (section 46)	0
Improvement notices issued (section 47)	0

Environment Protection and Biodiversity Conservation Act 1999 (Cwth)

This report is provided in accordance with section 516A of the Australian Environment Protection and Biodiversity Conservation Act 1999.

Purpose

Section 516A(b) of the Environment Protection and Biodiversity Conservation Act 1999 (the EPBC Act) requires us to:

- report on how our actions and the administration of legislation by us has accorded with the principles of ecologically sustainable development (ESD);

- document the effect of our actions on the environment;

- identify any measures we are taking to minimise the impact of our actions on the environment; and

- identify mechanisms for reviewing and increasing the effectiveness of those measures.

Overview of our activities and their impacts on the environment

While benefits to the environment through telecommunications can be achieved, the development and maintenance of telecommunication services does have environmental impacts. In particular, constructing and maintaining telecommunications infrastructure, consuming resources through our day-to-day office activities, generating waste and our use of land may impact on the environment. For more detail refer to the Telstra Public Environment Report: http://www.telstra.com.au/sustainability/environ.htm.

ESD and minimising the impact on the environment

Our activities promote ESD in a number of ways. In particular, the provision of telecommunications services has the potential to reduce the impact of our activities and the activities of our customers on the environment in the following ways:

- minimising reliance on transport (and its associated environmental impacts) by opting for "real-time" audio and visual communications;

- providing increased opportunity for communities to interact better;

- replacing paper-based and resource-intensive ways of transferring information; and

- improving the dissemination of information and ideas locally and globally.

We are committed to using and developing telecommunications to improve resource efficiency and minimise environmental impacts. We are also using telecommunications to minimise our environmental impact by:

- reviewing internal paper-based processes and progressively developing online alternatives for staff use, with the aim of establishing a more sustainable, e-enabled Telstra. For instance, online alternatives have been instigated for our staff newspaper, training, pay slips and most administration; and

- teleconferencing and video conferencing is being used extensively throughout the company for all forms of meetings, covering weekly team debriefs through to senior executive and board meetings.

Environment Protection and Biodiversity Conservation Act 1999 (Cwth)

Other measures to reduce the impact of our activities on the environment include:

- **Managing our energy consumption and greenhouse emissions across the company**

  In August 2001, we became a signatory to the Australian Greenhouse Challenge. We have established an energy management team to integrate energy efficiencies into existing telecommunications infrastructure and monitor the consumption of electricity and resultant greenhouse gas emissions across the company's operations.

  In our commitment to the Greenhouse Challenge we proposed to reduce our greenhouse emissions by 6% below business as usual. This is being achieved by efficient energy use in property facilities and increased recycling of organic wastes such as paper. Actions have also commenced in our Fleet group to introduce LPG-only vehicles to support the greenhouse reduction target. Each September we will submit an annual action plan to the Australian Greenhouse Office, which will outline initiatives to achieve further reductions in greenhouse emissions on an ongoing basis.

- **Managing waste streams to minimise volumes of waste going to landfill and enable waste minimisation practices to be developed and implemented**

  Steps to manage waste streams include:

  - incorporating recycling facilities for paper waste and other recyclables at our major offices;

  - participating in the national mobile phone and battery recycling scheme organised in conjunction with the Australian Mobile Telecommunications Association, enabling customers to return discarded mobile phones, accessories and batteries to all retail outlets, avoiding disposal to landfill;

  - the BookMuncher® Directory Recycling Initiative, managed by our subsidiary, Sensis®, which is currently achieving a recycling rate of 60% of directories distributed; and

  - we are a signatory to the National Packaging Covenant (NPC) and have developed an action plan to reduce the environmental impacts associated with the packaging of our consumer retail products. An important aspect of the action plan involves us working with our suppliers to aim to avoid, reduce and recycle packaging waste where feasible.

- **Developing and promoting product stewardship initiatives to provide greater opportunity to minimise the impact on the environment in the consumption of products and materials**

  We have launched our Environment Purchasing Policy which is supported by our own online environmental assessment system and packaging guidelines which will be used across all our purchasing areas to environmentally screen all products, materials and services that we procure. Our environmental approach to purchasing will influence our suppliers to be conscious about the environmental aspects of their products, services and operations and aims to continually improve the environmental outcomes in an efficient and effective way. Aspects such as energy consumption, packaging and waste avoidance, recyclability and disposal, feature as part of the screening process.

Environment Protection and Biodiversity Conservation Act 1999 (Cwth)

- **Minimising environmental impacts in the maintenance and development of telecommunications infrastructure**

  In addition to the EPBC Act, our development of telecommunications infrastructure is subject to the environmental and planning approval requirements of the Telecommunications Act and State and Territory legislation. Under these regulatory frameworks the approval processes require the identification and assessment of the nature and extent of likely environmental impacts and impose controls to minimise the environmental impacts associated with the construction and maintenance of a network facility.

  With respect to the management of infrastructure, we have programs in place to manage the on-site storage and handling of dangerous goods to minimise the potential to cause contamination. These programs also identify and manage risks posed by contamination of land. Before we divest sites, they undergo environmental site assessments and remediation where required.

Review of measures to minimise environmental impacts

We have implemented the following mechanisms for reviewing and increasing the effectiveness of our programs to minimise our impact on the environment and improve our performance to accord with the principles of ESD:

- **Implementation of Telstra's environmental management system (TEMS)**

  Through the implementation of TEMS, introduced in 1998, we have established a framework to effectively manage key environmental aspects of our business consistently and efficiently with a commitment to continual improvement. TEMS is based on the Australian/New Zealand Standard on Environmental Management Systems (AS/NZS ISO 14001: 1996).

  Through TEMS, we have established processes to:
  - monitor incidents and track compliance;
  - assess and monitor the environmental impacts of our activities;
  - conduct audits covering high environmental risk aspects;
  - consult with Government and the community; and
  - identify cost reduction opportunities.

- **Internal reporting and corporate governance**

  In accordance with TEMS, relevant business units report against environmental performance criteria biannually. This information is consolidated into a company-wide environmental performance report submitted to our Audit Committee for executive oversight and endorsement of environment initiatives.

- **Public environment reporting**

  We produce a Public Environment Report annually, which outlines key environment programs being undertaken by us and environment targets to be met. Ongoing reporting on our environment performance will emphasise the progressive targets to be met to continually improve our performance towards a more environmentally sustainable approach to business. Our Public Environment Report for 2001–02 is scheduled for release later in calendar 2002.

Freedom of Information

Freedom of Information Act 1982 (Cwth)

This statement is made in accordance with Section 8 of the Freedom of Information Act 1982 (Cwth) (FOI Act). The FOI Act gives a right of access, subject to exemptions and exceptions, to information held in documentary form by the Telstra Entity.

We are exempt from the provisions of the FOI Act in relation to documents received or brought into existence in the course of, or for the purpose of, the carrying on of our commercial activities.

Functions

The particulars and functions of the Telstra Entity are set out in detail in this report. From time to time the Telstra Entity may make decisions regarding the supply of telecommunications services and matters incidental, ancillary or complementary to the supply of telecommunications services that may affect members of the public.

Organisation

An outline of our organisation is given under "Information on the Company - Organisational structure".

Consultative arrangements

Consultative arrangements exist between us, a number of user groups for specific products, as well as a wide range of groups including:

- our Consumer Consultative Council (residential customers);
- our Disability Forum and Disability Equipment Program Customer Advisory Group (customers with a disability); and
- our Small Enterprise Consultative Council (small business customers).

We also liaise with:

- the National Farmers Federation (rural and regional customers); and
- the Australian Telecommunications Users Group (business and general).

Categories of documents

We produce and/or retain numerous documents, including documents that are available to the public free of charge.

Documents available to the public free of charge include the material terms and conditions of our standard form of agreement with customers insofar as it relates to a customer's commercial relationship with Telstra, product and service brochures and our Annual Report. These and certain other categories of documents are available from our website telstra.com.

The categories of documents that we produce and/or retain relate to the provision of telephone lines to homes and businesses, the provision of local, long distance and international telephone calls and provision of mobile, data, internet and online services. There are also documents relating to wholesale services provided to other carriers and carriage service providers.

Freedom of Information

These categories include:

- customer services and products;
- network planning, installation and performance;
- tenders and agreements;
- financial management;
- employee records; and
- administrative records.

Freedom of information requests

Initial enquiries concerning requests for access to documents or amendment of personal records under the FOI Act may be directed to:

Telstra's Information Access Unit
Locked Bag 5691
Melbourne 8100

or:

Telstra Corporation Limited
242 Exhibition Street
Melbourne Vic 3000

Telephone enquiries should be directed to the Information Access Manager on (03) 9632 3376.

Glossary

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GPRS

3G: Third generation

ACA: Australian Communications Authority

ACCC: Australian Competition and Consumer Commission

Access line: a fixed or wireless local access connection between a customer's premises and a carrier's local switch

ACIF: Australian Communications Industry Forum

ACT: Australian Capital Territory

ADR: American Depositary Receipts

ADSL (Asymmetric Digital Subscriber Line): a compression technology that allows combinations of services including voice, data and one-way, full motion video to be delivered over existing copper feeder, distribution and subscriber lines

ADS: American Depositary Shares

ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment, from the harmful effects of radiation

ARPU: average revenue per user

ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals

Bandwidth: the capacity of a communication link

Broadband network: a network to support pay television and online services

CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission

Carriage service provider: a person that supplies a telecommunications service to the public using Carrier network infrastructure

Carrier: a licensed owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn (where expressed as an activity): the transfer of a customer's telecommunications' service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth: Commonwealth of Australia

CPE: Customer premises equipment

Glossary

CSG: Customer service guarantee

DDS: digital data service

Declared Services: a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries or the recommendation of the TAF

e-commerce: e-commerce includes buying and selling electronically over a network

EFTPOS: Electronic Funds Transfer at Point of Sale

EME: electromagnetic energy

ESD: ecologically-sustainable development

Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol

Government: the Government of the Commonwealth of Australia

GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission.

GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and e-mail at any time

HFC: hybrid-fibre coaxial

IN: intelligent network

INP: inbound number portability

IP: internet protocol

IP-VPN: internet protocol virtual private network

ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video

ISP (Internet Service Providers): an internet service provider provides the link between an end user and the internet, usually by means of a dial-up service. An ISP is also likely to provide help desk, web hosting and e-mail services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider

LAN (**local area network**): a short distance data communications network used to link computers and other equipment

NGCR: Next Generation Cost Reduction

Number portability: the ability of end users to keep their telephone number when they change their telephone service provider.

PABX (Private Automated Branch Exchange): telephone equipment on a customer's premises seen as terminal equipment on the public network

Preselection: the ability of a customer to choose a service provider. Preselection is on a "permanent" basis when the customer selects a provider for all calls placed without an override code

Glossary

PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service

RDN: Routed Data Network

Reseller: non-carrier providers of telecommunications services

SAM: Short Audio Messages

SDDSO: special digital data service obligation

SDN: switched data network

SIO: services in operation

SME: small and medium enterprises

SMS: short messaging service

TCW: Telstra Country Wide™

Telstra: Telstra Corporation Limited and its controlled entities as a whole

Telstra Entity: Telstra Corporation Limited

Telstra®: a registered trade mark of the Telstra Entity

Telstra Act: the Telstra Corporation Act 1991 (Cwth)

TEMS: Telstra's Environmental Management System

TIO: Telecommunications Industry Ombudsman

TPA: Trade Practices Act

TSLRIC: total service long run incremental cost

ULL (Unconditioned Local Loop): One or more twisted copper pairs between the exchange and the network boundary at a customer's premises

USGAAP: generally accepted accounting principles in the US

USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

WAN: wide area network

WAP: wireless application protocol

WDM: wave division multiplexing

WHO: World Health Organisation

Wireless Local Loops: low power, multi-directional radio systems to supply access to customers

xDSL: term used to describe various forms of digital subscriber line technologies that can provide very high speed service using existing copper lines

Total Year Financial Summary

	2002	2001	2000	1999	1998
	A$m	A$m	A$m	A$m	A$m
Sales revenue	20,196	18,679	19,343	17,571	16,703
Total revenue (including interest)	20,928	23,086	20,567	18,218	17,288
EBITDA[1]	9,483	9,834	8,563	8,351	7,375
EBIT[2]	6,216	6,963	5,917	5,849	5,053
Profit before income tax expense	5,446	6,297	5,349	5,320	4,468
Net profit after minorities	3,661	4,058	3,677	3,486	3,004
Dividends	2,830	2,445	2,316	4,247	1,802
Total Assets	37,597	37,473	30,339	27,682	26,470
Gross Debt	13,726	13,990	9,821	7,211	7,722
Net Debt	11,553	10,630	8,531	5,769	6,458
Shareholders' equity	14,106	13,722	11,602	10,294	11,079
Operating cash flow	7,098	6,599	6,547	6,574	5,635
Investing cash flow	(3,258)	(6,370)	(4,896)	(4,064)	(3,609)
Financing cash flow	(3,817)	94	(1,881)	(2,484)	(1,808)
Net movement in cash	23	323	(230)	26	218
Capital expenditure & investments (including capitalised interest)	(3,777)	(7,712)	(5,428)	(4,478)	(3,973)
Financial Ratios	%	%	%	%	%
Return on average assets	17.8	21.9	21.2	22.7	20.1
Return on average equity[3]	26.8	32.7	33.7	29.9	28.7
Interest cover (times)	7.0	9.0	8.5	9.4	7.6
Gross debt to capitalisation[3][4]	49.3	50.5	45.8	36.9	41.1
Net debt to capitalisation[3][5]	45.0	43.7	42.4	31.8	36.8

[1] Net profit before interest received/receivable, interest expense (borrowing costs), depreciation and amortisation and income tax expense. EBITDA is used as a measure of financial performance by excluding certain variables that affect net profit but which may not directly relate to all financial aspects of the operations of the company. EBITDA is not a measure of operating income, operating performance or liquidity under Australian GAAP or USGAAP. Other companies may calculate EBITDA in a different manner to us.

[2] EBITDA less depreciation and amortisation.

[3] Excludes the effect of the special dividend of A$2,059 million provided for in the financial statements as at 30 June 1999.

[4] Based on gross debt (total current and non current borrowings) as a percentage of gross debt plus shareholders' equity.

[5] Based on net debt (gross debt less interest bearing assets and loans to employees) as a percentage of net debt plus shareholders' equity.